Filed Pursuant to Rule 424(b)(3)

Registration No. 333-113990

CREDENCE SYSTEMS CORPORATION

1421 California Circle

Milpitas, CA 95035

To the Stockholders of Credence Systems Corporation

Merger Proposal—Your Vote is Very Important

Dear Credence Systems Corporation Stockholders:

We are pleased to report that in late February the boards of directors of Credence Systems Corporation and NPTest Holding Corporation unanimously approved a definitive agreement to merge NPTest with a subsidiary of Credence.

In the merger, each share of NPTest common stock will be converted, directly or indirectly, into the right to receive (a) 0.8 of a share of Credence common stock and (b) $5.75 in cash. Accordingly, the value, but not the number, of shares of Credence common stock that NPTest stockholders will receive in the merger will vary depending upon the market price of Credence common stock at the time of the consummation of the merger. Credence common stock is listed on the Nasdaq National Market under the trading symbol “CMOS,” and on April 15, 2004, Credence common stock closed at $12.68 per share. Based on the number of shares of common stock of Credence and NPTest outstanding on April 15, 2004, the former stockholders of NPTest will own approximately 33% of Credence common stock after the merger.

NPTest and Credence cannot complete the merger unless Credence stockholders, holding a majority of the votes present and voting at a special meeting of Credence stockholders, approve the issuance of Credence securities pursuant to the merger. Your vote is very important. Whether or not you plan to attend your stockholders’ meeting, please complete, sign, date and return the accompanying proxy in the enclosed self-addressed stamped envelope. Returning the proxy does not deprive you of your right to attend the meeting and to vote your shares in person.

After careful consideration, the Credence board of directors unanimously approved the merger agreement and the merger and concluded the merger and the issuance of securities in the merger to be fair and in the best interests of Credence. The Credence board of directors unanimously recommends that you vote “FOR” the proposed issuance of securities pursuant to the merger.

This document provides you with information concerning Credence, NPTest and the merger. Please give all of the information contained in this document your careful attention. In particular, you should carefully consider the discussion in the section entitled “ Risk Factors” beginning on page 24 of this document.

Credence sincerely appreciates your interest in and consideration of this matter.

Sincerely,

Dr. Graham J. Siddall

Chairman and Chief Executive Officer

Credence Systems Corporation

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Credence securities to be issued in connection with the merger or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense.

This document is dated April 16, 2004 and is first being mailed to the Credence stockholders on or about April 21, 2004.

CREDENCE SYSTEMS CORPORATION

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TIME:	10:00 a.m., Pacific Time
DATE:	May 27, 2004
PLACE:	1421 California Circle Milpitas, CA 95035
PURPOSE:	To consider and vote on the issuance of Credence securities pursuant to the proposed merger of NPTest Holding Corporation with and into Cataline Corporation, a wholly-owned subsidiary of Credence Systems Corporation.

TO THE STOCKHOLDERS OF CREDENCE SYSTEMS CORPORATION:

NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders of Credence Systems Corporation, a Delaware corporation, will be held on May 27, 2004, at 10:00 a.m., Pacific Time, at its offices located at 1421 California Circle, Milpitas, California 95035, for the following purposes, as more fully described in the document accompanying this Notice:

1. To consider and vote upon a proposal to issue Credence securities pursuant to the Agreement and Plan of Reorganization, dated February 22, 2004, by and among NPTest Holding Corporation, Credence Systems Corporation and Cataline Corporation, a wholly-owned subsidiary of Credence Systems Corporation (see Annex A). Under the terms of the definitive merger agreement, NPTest Holding Corporation will merge with and into Cataline Corporation, and Cataline Corporation will survive the merger as a wholly-owned subsidiary of Credence Systems Corporation. In the merger, each share of NPTest common stock held by stockholders of NPTest will be converted, directly or indirectly, into the right to receive (a) 0.8 of a share of Credence common stock and (b) $5.75 in cash.

2. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Only stockholders of record at the close of business on April 15, 2004 are entitled to notice of and to vote at the special meeting. The stock transfer books will not be closed between the record date and the date of the meeting. A list of stockholders entitled to vote at the special meeting will be available for inspection at the executive offices of Credence.

All stockholders are cordially invited to attend the special meeting in person. Whether or not you plan to attend, please sign and return the enclosed proxy as promptly as possible in the envelope enclosed for your convenience. Should you receive more than one proxy because your shares are registered in different names and addresses, each proxy should be signed and returned to assure that all your shares will be voted. You may revoke your proxy at any time prior to the special meeting. If you attend the special meeting and vote by ballot, your proxy will be revoked automatically and only your vote at the special meeting will be counted.

By Order of the Board of Directors

Dr. Graham J. Siddall

Chairman and Chief Executive Officer

Credence Systems Corporation

Milpitas, California

April 16, 2004

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES YOU OWN. PLEASE READ THE ATTACHED DOCUMENT CAREFULLY. TO ENSURE THAT YOUR SHARES ARE PRESENT AT THE SPECIAL MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE POSTAGE-PAID ENVELOPE PROVIDED, REGARDLESS OF WHETHER YOU PLAN TO ATTEND THE SPECIAL MEETING. YOU CAN REVOKE YOUR PROXY AT ANY TIME BEFORE IT IS VOTED.

REFERENCES TO ADDITIONAL INFORMATION

This document incorporates important business and financial information about Credence Systems Corporation from documents filed with the Securities and Exchange Commission, or the SEC, that have not been included in or delivered with this document. This information is available at the Internet website that the Securities and Exchange Commission maintains at http://www.sec.gov, as well as from other sources.

You may also request copies of these documents that relate to Credence Systems Corporation, without charge, upon written or oral request to:

Credence Systems Corporation

Mr. John R. Detwiler

1421 California Circle

Milpitas, CA 95035

(408) 635-4300

This document constitutes part of the registration statement on Form S-4 filed with the Securities and Exchange Commission by Credence Systems Corporation. This document does not contain all of the information included in the registration statement, certain items of which are contained in schedules and exhibits to the registration statement as permitted by the rules and regulations of the SEC. You should refer to the registration statement and its exhibits to read that information. Statements made in this document as to certain of our contracts, agreements or other documents referred to are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. This information is available at the Internet website that the Securities and Exchange Commission maintains at http://www.sec.gov, as well as from other sources, including from Credence at the address provided above.

NPTest stockholders may also request copies of the registration statement without charge, by written or oral request to:

NPTest Holding Corporation

Investor Relations

150 Baytech Drive

San Jose, CA 95134

(408) 586-8200

In order to receive timely delivery of the documents, you must make your request no later than May 20, 2004.

See “Where You Can Find More Information,” on page 165 of this document.

RECENT EVENTS

On or prior to May 15, 2004, NPTest is expected to file its quarterly report on Form 10-Q for the quarter ended March 31, 2004.

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	Who is Credence?

A:	Credence designs, manufactures, sells and services engineering validation test equipment, emission-based optical diagnostics and failure analysis products and automatic test equipment, or ATE, used for testing semiconductor integrated circuits, or ICs. Credence also develops, licenses and distributes software products that provide automation solutions in the IC design and test flow fields. Credence serves a broad spectrum of the semiconductor industry’s testing needs through a wide range of products that test digital logic, mixed-signal, system-on-a-chip, radio frequency, volatile, and static and non-volatile memory semiconductors.

Q:	Who is NPTest?

A:	NPTest designs, develops and manufactures advanced semiconductor test and diagnostic systems and provides related services for the semiconductor industry. NPTest’s customers include integrated device manufacturers, fabless design companies, foundries and assembly and test subcontractors worldwide. NPTest offers products that enable its customers to debug, characterize and test a wide range of ICs, including the fastest multi-Gigahertz microprocessors and the most highly integrated, high-speed system-on-a-chip devices. In addition, NPTest provides test engineering services, including debug, repair and characterization.

Q:	Why are Credence and NPTest proposing the merger?

A:	We believe this acquisition will be accretive in Credence’s fiscal year 2005 and will generate more revenue and more profit per share than Credence or NPTest would have on their own and, in turn, this should increase stockholder value. The powerful combination of Credence’s ability to deliver the lowest cost of test and NPTest’s recognized technological leadership should give our customers the most cost effective solutions from design-to-test. Additionally, the complementary diagnostic products of the two companies should strengthen their combined position as a design-to-test leader in the industry, delivering significant time-to-yield advantages to our customers. In addition, the merger will significantly increase the size of Credence, and should give the combined company critical mass in Europe and Asia to form a large and diversified semiconductor ATE company.

Q:	What will NPTest stockholders receive in exchange for their shares of NPTest common stock?

A:	In the merger, each share of NPTest common stock held by stockholders of NPTest will be converted, directly or indirectly, into the right to receive (a) 0.8 of a share of Credence common stock and (b) $5.75 in cash. Accordingly, the value (but not the number) of shares of Credence common stock that NPTest stockholders will receive in the merger will vary depending upon the market price of Credence common stock at the time of the consummation of the merger.

Q:	How long will it take to complete the merger?

A:	The merger will occur after the approvals of Credence and NPTest stockholders are obtained and the other conditions to the merger, including regulatory approvals, are satisfied or waived. Credence and NPTest are working towards completing the merger as quickly as reasonably possible.

Q:	Do Credence or NPTest have the right to terminate the merger agreement based upon their stock prices?

A:	No. The exchange ratio is fixed and, subject to satisfaction of the conditions to closing the merger, neither Credence nor NPTest has the right to “walk away” from the transaction based on the fact that its or the other party’s stock price increases or decreases.

Q:	How will the merger affect NPTest stock options?

A:	Upon completion of the merger, each outstanding option award will be assumed by Credence, and will be exercisable on the same terms and conditions as set forth in NPTest’s stock option plan, with adjustments described below. Each outstanding option to purchase NPTest common stock will be converted, in accordance with its terms, into an option to purchase that whole number of shares of Credence common stock equal to the product of (x) the number of shares of NPTest common stock that would be issuable upon exercise of such NPTest stock option immediately prior to the effective time of the merger (assuming that all vesting conditions applicable to such stock option were then satisfied), multiplied by (y) the quotient obtained by dividing (A) the sum of $5.75 and the product obtained by multiplying the price of the Credence common stock (determined as described below) by 0.8 by (B) the average of the trading prices of a share of Credence common stock on the Nasdaq National Market computed by Bloomberg on the date of the merger, rounded down to the nearest whole number of shares of Credence common stock. The exercise price will equal the quotient determined by dividing the exercise price per share of NPTest common stock at which such stock option was exercisable immediately prior to the effective time of the merger by the quotient obtained by dividing (A) the sum of $5.75 and the product obtained by multiplying the price of the Credence common stock (determined as described above) by 0.8 by (B) the price of the Credence common stock, rounded up to the nearest whole cent. For example, if the average of the trading prices of a share of Credence stock on the date of the merger is $10, an optionholder holding an option to purchase 1,000 shares of NPTest common stock at an exercise price of $12 per share will receive an option to purchase 1,375 shares of Credence common stock at an exercise price of $8.73 per share.

Q:	Will NPTest stockholders be able to trade the Credence common stock they receive in the merger?

A:	Yes. The Credence common stock will be listed on the Nasdaq Stock Market under the symbol “CMOS.” Certain persons who are deemed affiliates of NPTest will be required to comply with Rule 145 under the Securities Act if they sell their shares of Credence common stock received in the merger.

Q:	Are NPTest stockholders entitled to appraisal rights?

A:	Yes. NPTest stockholders will have appraisal rights under Delaware law in connection with the merger. Any NPTest stockholder who has not voted shares of NPTest common stock in favor of the merger agreement has the right to demand appraisal of, and to be paid the fair market value for, such shares of NPTest common stock in lieu of the cash and Credence common stock provided for in the merger agreement. The value of the NPTest common stock for this purpose will exclude any impact on value arising from, or expected to arise from, the merger. In order for the holder of NPTest common stock to exercise its right to an appraisal, if any, such holder must deliver to NPTest a written demand for an appraisal of the shares of NPTest common stock prior to the time the vote is taken on the merger at the NPTest stockholder meeting as provided by Delaware law. For more detail, see “The Merger—Appraisal Rights” on page 94 of this document.

Q:	Are Credence stockholders entitled to appraisal rights?

A:	No.

Q:	Are there risks I should consider in deciding whether to vote for the merger?

A:	Yes. We have set out in the section entitled “Risk Factors” beginning on page 24 of this document a number of risk factors that you should consider in connection with the merger.

Q:	How will NPTest fit into Credence after the merger?

A:	NPTest will merge with and into Cataline Corporation, a wholly-owned subsidiary of Credence and will operate as a wholly-owned subsidiary of Credence. Employees of NPTest who are retained by Credence will become employees of the surviving corporation or of Credence.

Q:	What do I need to do now?

A:	You should carefully read and consider the information contained in this document. You should then complete and sign your proxy card and return it in the enclosed return envelope as soon as possible so that your shares will be represented at the stockholder meeting.

Q:	What do I do to vote on the merger?

A:	Following your review of this document, complete and sign the enclosed proxy card, and then mail it in the enclosed return envelope as soon as possible so that your shares can be voted at the NPTest stockholder meeting at which the merger agreement and the merger will be presented and voted upon or the Credence stockholder meeting at which issuance of Credence securities will be voted upon. You may also attend the stockholder meeting and vote in person instead of submitting a proxy.

Q:	What happens if I return my proxy card but don’t indicate how to vote?

A:	If you sign your proxy properly, but do not include instructions on how to vote, your shares will be voted FOR approval of the merger agreement, the merger, the issuance of Credence securities, and the related merger transactions.

Q:	What happens if I don’t return a proxy card at all?

A:	If you are an NPTest stockholder, not returning your proxy card will have the same effect as voting against approval of the merger agreement, the merger and the related transactions. If you are a Credence stockholder, assuming a quorum is present at the Credence special meeting, not returning your proxy card will have no effect on approval of the issuance of Credence securities to the NPTest stockholders.

Q:	Can I change my vote after I mail my signed proxy?

A:	Yes. You can change your vote at any time before your proxy is voted at the special meeting. You can change your vote in one of three ways. First, you can send a written notice to Credence or NPTest, as applicable, stating that you would like to revoke your proxy. Second, you can complete and submit a new proxy card reflecting a later date. If you choose to change your vote by either of these two methods, you must submit your notice of revocation or your new proxy before the vote at the stockholder meeting to the applicable address on page 57 of this document if you are a Credence stockholder or page 59 of this document if you are a NPTest stockholder. Third, you can attend the stockholder meeting and vote in person.

Q:	If my broker holds my shares in street name, will my broker vote my shares for me?

A:	Yes, but your broker will not be able to vote your shares without instructions from you. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change those instructions.

Q:	Should I send in my stock certificates now?

A:	No, do not send in your stock certificates now. After the consummation of the merger, Credence will send NPTest stockholders written instructions on how to exchange their NPTest stock certificates for new Credence certificates.

Q:	Where can I find more information about Credence and NPTest?

A:	You can find more information about Credence and NPTest in the section entitled “Where You Can Find More Information,” on page 165 of this document.

Q:	Who can help answer questions about the transaction?

A:	If you are a Credence stockholder with questions about the merger or voting your shares, please contact:

Credence Systems Corporation

Mr. John R. Detwiler

1421 California Circle

Milpitas, California 95035

(408) 635-4300

If you are an NPTest stockholder with questions about the merger or voting your shares, please contact:

NPTest Holding Corporation

Investor Relations

150 Baytech Drive

San Jose, California 95134

(408) 586-8200

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this document and may not contain all of the information that is important to you. You should carefully read this entire document and the other documents to which this document refers or that are incorporated by reference herein in order to understand fully the merger. The merger agreement is attached as Annex A to this document. Credence and NPTest encourage you to read the merger agreement in its entirety as it is the legal document that governs the merger and related transactions. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “Where You Can Find More Information” on page 165 of this document.

The Companies

Credence Systems Corporation

1421 California Circle

Milpitas, California 95035

Telephone: (408) 635-4300

http://www.credence.com

Credence designs, manufactures, sells and services engineering validation test equipment, emission-based optical diagnostics and failure analysis products and automatic test equipment, or ATE, used for testing semiconductor integrated circuits, or ICs. Credence also develops, licenses and distributes software products that provide automation solutions in the IC design and test flow fields. Credence serves a broad spectrum of the semiconductor industry’s testing needs through a wide range of products that test digital logic, mixed-signal, system-on-a-chip, radio frequency, volatile, and static and non-volatile memory semiconductors. Credence utilizes its proprietary technologies to design products which are intended to provide a lower total cost of ownership than many competing products currently available while meeting the increasingly demanding performance requirements of today’s engineering validation test, emission-based optical diagnostics and failure analysis and ATE markets. Credence’s hardware products are designed to test semiconductors at two stages of their lifecycle; first, at the prototype stage, and, second, as they are produced in high volume. Credence’s software products enable design and test engineers to develop and troubleshoot production test programs prior to fabrication of the device prototype. Collectively, Credence’s customers include major semiconductor manufacturers, fabless design houses, foundries and assembly and test services companies.

Cataline Corporation

c/o Credence Systems Corporation

1421 California Circle

Milpitas, California 95035

Telephone: (408) 635-4300

Cataline Corporation is a wholly-owned subsidiary of Credence and was incorporated on February 18, 2004 in the State of Delaware. Cataline Corporation has not engaged in any operations and exists solely to facilitate this transaction. Therefore, although Cataline Corporation will be a party to the merger, when we discuss the merger in this document, we generally refer only to Credence.

NPTest Holding Corporation

150 Baytech Drive

San Jose, California 95134

Telephone: (408) 586-8200

http://www.nptest.com

NPTest designs, develops and manufactures advanced semiconductor test and diagnostic systems and provides related services for the semiconductor industry. NPTest’s customers include integrated device manufacturers, fabless design companies, foundries and assembly and test subcontractors worldwide. NPTest’s products and services enable its customers to bring their increasingly complex ICs to market faster, at lower cost and without compromising IC quality. NPTest offers products that enable its customers to debug, characterize and test a wide range of ICs, including the fastest multi-Gigahertz microprocessors and the most highly integrated, high-speed system-on-a-chip devices. In addition, NPTest provides test engineering services, including debug, repair and characterization.

The Transaction

The Merger (See page 60)

Credence and NPTest are proposing a business combination transaction in which Credence intends to acquire all of the outstanding shares of NPTest common stock. In the merger, each share of NPTest common stock held by stockholders of NPTest will be converted, directly or indirectly, into the right to receive (a) 0.8 of a share of Credence common stock and (b) $5.75 in cash. The exchange ratio is described in more detail in the section titled “The Merger—General Description of the Merger and Conversion of NPTest Common Stock” beginning on page 60 of this document.

Under the merger agreement, NPTest will merge with and into Cataline Corporation, a wholly-owned subsidiary of Credence.

Market Price and Dividend Information (See page 22)

Credence common stock is listed on the Nasdaq National Market under the symbol “CMOS” and NPTest common stock is listed on the Nasdaq National Market under the symbol “NPTT.” On February 20, 2004, the last full trading day before the public announcement of the merger, the closing sale price per share of Credence common stock on the Nasdaq National Market was $12.77, and the closing sale price per share of NPTest common stock on the Nasdaq National Market was $12.35. On April 15, 2004, the most recent practicable date prior to the effective date of this document, the closing sale price per share of Credence common stock on the Nasdaq National Market was $12.68, and the closing sale price per share of NPTest common stock on the Nasdaq National Market was $15.82.

Exchange of Stock Certificates (See page 96)

After the merger is completed, NPTest stockholders will receive a letter of transmittal that will provide instructions on how to exchange their NPTest stock certificates for new Credence stock certificates.

Please do not send your stock certificates at this time.

Credence Non-Voting Convertible Stock (See page 85)

NPTest Holding, LLC, the owner of approximately 63% of NPTest common stock, will, in the merger, receive (a) 0.008 of a share of Credence non-voting convertible stock and (b) $5.75 in cash for each share of common stock of NPTest it holds. Each share of Credence non-voting convertible stock is convertible into 100 shares of Credence common stock. The Credence non-voting convertible stock will be identical in all respects to the Credence common stock except that, prior to conversion, it shall have no vote and shall have a liquidation preference of $.001 per share, or a total liquidation preference for all of the shares to be issued of approximately $203.

For more information about the Credence non-voting convertible stock to be received by NPTest Holding, LLC, please see the section of this document titled “The Merger—Credence Non-Voting Convertible Stock,” beginning on page 85.

Credence Stockholder Meeting (See page 54)

Under the rules of the Nasdaq National Market, Credence stockholders must vote to approve the issuance of Credence securities pursuant to the merger in order for Credence and NPTest to complete the merger.

The Credence stockholder meeting will be held at 10:00 a.m. on May 27, 2004 at the offices of Credence, located at 1421 California Circle, Milpitas, CA 95035. At the stockholder meeting, Credence stockholders will be asked to vote to approve the issuance of Credence securities pursuant to the merger.

Record holders of Credence common stock at the close of business on April 15, 2004, which is the record date for the Credence meeting, may vote, or submit a proxy to vote, at the Credence meeting. Credence stockholders who return a proxy may revoke it at any time before the vote at the Credence meeting by sending a later-dated proxy or a written notice revoking the proxy to the secretary of Credence, or by attending the meeting and voting in person.

NPTest Stockholder Meeting (See page 54)

Under Delaware law, NPTest stockholders must vote to approve the merger agreement and the merger in order for NPTest and Credence to consummate the merger.

The NPTest stockholder meeting will be held at 9:00 a.m. on May 27, 2004 at the offices of NPTest, located at 150 Baytech Drive, San Jose, CA 95134. At the stockholder meeting, NPTest stockholders will be asked to vote to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement.

Record holders of NPTest common stock at the close of business on April 15, 2004, which is the record date for the NPTest stockholder meeting, may vote, or submit a proxy to vote, at the NPTest stockholder meeting. NPTest stockholders who return a proxy may revoke it at any time before the vote at the NPTest stockholder meeting by sending a later-dated proxy or a written notice revoking the proxy to the secretary of NPTest or by attending the meeting and voting in person.

Vote Required (See page 55)

Credence. Holders of a majority of the shares of Credence common stock present in person or by proxy at the Credence stockholder meeting must vote to approve the issuance of Credence securities pursuant to the merger.

NPTest. Holders of a majority of the shares of NPTest common stock issued and outstanding on April 15, 2004, the record date for the NPTest stockholder meeting, must vote to approve the merger agreement and the merger. NPTest’s stockholders are entitled to cast one vote for each share of NPTest common stock they owned as of April 15, 2004. If an NPTest stockholder does not send in a completed proxy, or attend the stockholder meeting to vote shares of NPTest common stock in person, the effect will be the same as a vote against the merger.

On February 22, 2004, as an essential condition and inducement to Credence entering into the merger agreement, NPTest Holding, LLC, a holder of approximately 63% of the outstanding shares of NPTest, entered into a voting agreement with Credence. Under the voting agreement, NPTest Holding, LLC agreed to vote no less than 50.1% of all shares of NPTest common stock beneficially owned by it on the record date of any stockholder meeting of NPTest related to the merger, in favor of the merger and the adoption of the merger agreement and the transactions contemplated thereby, and against any action which would impede, interfere with, delay, postpone, discourage or adversely affect the completion of the merger. As of April 15, 2004, the record date for the NPTest stockholder meeting, NPTest Holding, LLC beneficially held 25,379,550 shares of NPTest common stock, representing approximately 63% of all outstanding shares of NPTest common stock entitled to vote at the stockholder meeting as of the record date. Accordingly, pursuant to the NPTest Holding, LLC voting agreement, at least approximately 32% of all outstanding shares of NPTest common stock entitled to vote at the stockholder meeting as of the record date will be voted in favor of the merger and the merger agreement will be approved if only an additional approximately 18% of all outstanding shares of NPTest common stock vote in favor of the merger. For more information about the terms of the voting agreement, please see the section of this document titled “The Voting Agreement, the Lock-up Agreement and the Registration Rights Agreement” beginning on page 132.

NPTest’s Reasons for the Merger (See page 67)

NPTest’s board of directors believes that the merger should result in a number of benefits to NPTest and its stockholders. NPTest’s reasons for entering into the merger and a number of factors considered by NPTest’s board in determining whether to enter into the transaction are described below.

•	Financial terms of the merger. The NPTest board considered the relationship of the consideration to be paid pursuant to the merger to the market price of NPTest common stock. The merger consideration represents an implied value for one share of NPTest common stock as of February 20, 2004, the last business day prior to the announcement of the merger transaction, of $15.97, based on the closing price of Credence common stock on that date. This implied value represents a 29% premium over the $12.35 closing price of NPTest common stock on February 20, 2004. The implied value also represents a premium over recent and historical trading prices of NPTest common stock. The NPTest board also considered the form of the merger consideration to be received in the merger by the holders of NPTest common stock. The NPTest board considered the certainty of the value of the cash component of the merger consideration as well as the ability of holders of NPTest common stock to become holders of Credence common stock and participate in the future prospects of the combined businesses of Credence and NPTest. They also considered that the common stock of Credence, which has a much larger market capitalization than that of NPTest after giving effect to the merger, should provide greater liquidity for NPTest’s stockholders and could prove to be less volatile.

•	Strategic nature of transaction. The NPTest board considered the strategic advantages that would result from the combined company, stemming in part from complementary expertise, that might result in greater growth of the combined company than the two companies might achieve operating independently. The board noted that NPTest could accelerate the success of their Sapphire NP platform with access to additional resources, especially with respect to application engineering.

•	Strategic alternatives. The NPTest board considered trends and competitive developments in the semiconductor capital equipment and ATE industries, including the anticipated consolidation of the ATE industry and the range of strategic alternatives available to NPTest. Based on NPTest’s experience, the NPTest board of directors believes that the merger with Credence represents the transaction most favorable to the NPTest stockholders that has been or is likely to be presented to NPTest.

We have described NPTest’s additional reasons for the merger in the section entitled “The Merger—NPTest’s Reasons for the Merger; Recommendation of NPTest’s Board of Directors” on page 67 of this document.

Recommendation to NPTest Stockholders (See page 67)

After careful consideration, NPTest’s board of directors unanimously approved the merger agreement and the merger, determined that the merger is in the best interests of NPTest and its stockholders, and unanimously determined to recommend that NPTest stockholders vote to approve the merger agreement and the merger as required under Delaware law.

THE NPTEST BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF NPTEST STOCK APPROVE THE MERGER AGREEMENT AND THE MERGER.

Opinion of NPTest’s Financial Advisor (See page 70)

On February 20, 2004, Citigroup Global Markets Inc., or Citigroup, delivered to the board of directors of NPTest its oral opinion, which was subsequently confirmed by delivery of its written opinion dated February 20, 2004, that, as of February 20, 2004 and based upon and subject to the considerations and limitations set forth in the opinion, the aggregate of the cash consideration and the stock consideration pursuant to the exchange ratio in the merger is fair from a financial point of view to the holders of NPTest common stock, other than Credence and its affiliates. The full text of the written opinion of Citigroup, which sets forth the procedures followed, assumptions made, general procedures followed, matters considered and limits on review undertaken, has been attached as Annex F to this document. You are encouraged to read this opinion carefully in its entirety. The opinion of Citigroup is addressed to the NPTest board of directors and relates only to the fairness, from a financial point of view, of the aggregate of the cash consideration and the stock consideration pursuant to the exchange ratio to the holders of NPTest common stock, other than Credence and its affiliates. The opinion does not address any other aspects of the proposed merger and does not constitute an opinion or recommendation to NPTest, its board of directors, any stockholder or any other person as to any specific action which should be taken with respect to the merger, including with respect to how any NPTest stockholder should vote at the stockholder meeting.

Credence’s Reasons for the Merger (See page 76)

Credence’s board of directors believes that the merger could result in a number of benefits to Credence and its stockholders. Credence’s reasons for entering into the merger and a number of factors considered by Credence’s board in determining whether to enter into the transaction are described below.

•	Strategic nature of transaction. The Credence board considered the strategic advantages that would result from the combined company, stemming in part from complementary expertise, that might result in greater growth of the combined company than the two companies might achieve operating independently. In addition, the Credence board considered the broader product offerings that would result from the combined company, specifically the Sapphire NP platform.

•	Financial benefits of the transaction. In addition to the strategic benefits of the transaction discussed above, the Credence board considered the substantial cost savings and improved profitability that might result from the combined company. In addition to generating stockholder value through improved earnings, these cost savings would offer strategic benefits by reducing Credence’s cost structure in competitive businesses such as the ATE industry. The Credence board also considered the contribution NPTest might make to reducing the cyclical volatility of Credence’s business.

We have described Credence’s additional reasons for the merger in the section entitled “The Merger—Credence’s Reasons for the Merger; Recommendation of Credence’s Board of Directors” on page 76 of this document.

Recommendation to Credence Stockholders (See page 76)

After careful consideration, Credence’s board of directors unanimously approved and adopted the merger agreement, and determined that the merger and the issuance of Credence securities in the merger, are in the best interests of Credence and its stockholders, and unanimously determined to recommend that Credence stockholders vote to approve the issuance of Credence securities pursuant to the merger.

THE CREDENCE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF CREDENCE STOCK APPROVE THE ISSUANCE OF SECURITIES IN THE MERGER.

Opinion of Credence’s Financial Advisor (See page 78)

On February 20, 2004, UBS Securities LLC, or UBS, rendered its oral opinion to the Credence board of directors that as of such date, and based upon and subject to the assumptions, limitations and qualifications set forth in its written opinion, the consideration to be paid by Credence to the holders of NPTest common stock in the merger was fair, from a financial point of view, to Credence. The opinion was confirmed by delivery of a written opinion dated February 21, 2004. The full text of the written opinion of UBS has been attached as Annex E to this document. You are encouraged to read this opinion carefully in its entirety. The opinion of UBS is addressed to the Credence board of directors and relates only to the fairness, from a financial point of view, of the consideration to be paid by Credence to the holders of NPTest common stock in the merger. The opinion does not address any other aspects of the proposed merger and does not constitute an opinion or recommendation to Credence, its board of directors, any stockholder or any other person as to any specific action which should be taken with respect to the merger, including with respect to how any Credence stockholder should vote at the stockholder meeting.

Interests of NPTest’s Officers and Directors in the Merger (See page 83)

When considering the recommendation of NPTest’s board of directors, you should be aware that some NPTest directors and executive officers have interests in the merger that are different from, or are in addition to, your interests. Some of the directors and officers of NPTest participate or will participate in employment and severance agreements and other arrangements and have continuing indemnification against liabilities that provide them with interests in the merger that are different from, or are in addition to, your interests. The members of the NPTest board of directors knew about these additional interests, and considered them, when they approved the merger and the merger agreement.

As a result of these interests, these directors and officers may be more likely to vote to approve the merger agreement and the merger than if they did not hold these interests. You should consider whether these interests may have influenced these directors and officers to support or recommend the merger.

See the section entitled “The Merger—Interests of NPTest’s Officers and Directors in the Merger” on page 83 of this document.

Interests of NPTest Holding, LLC in the Merger (See page 85)

NPTest Holding, LLC beneficially owns 25,379,550 shares of NPTest common stock (approximately 63% of NPTest’s outstanding shares) and is a controlling stockholder of NPTest. NPTest Holding, LLC is principally beneficially owned by Francisco Partners, L.P. (95.7%) and Shah Management (3.6%). Voting and investment power belongs to a group of managing directors of Francisco Partners, L.P. including Mr. Deb and Mr. Ball (who are also directors of NPTest). Mr. Deb is expected to become a director of Credence. NPTest Holding, LLC will receive 0.008 of a share of Credence non-voting convertible stock for each share of common stock of NPTest it holds, or approximately 203,036 shares of such Credence non-voting convertible stock. Each share of Credence non-voting convertible stock is convertible into 100 shares of Credence common stock, or an aggregate of 20,303,640 shares of Credence common stock. NPTest Holding, LLC has entered into a voting agreement with Credence pursuant to which it has agreed to vote no less than 50.1% of its NPTest shares in favor of the merger. NPTest Holding, LLC may vote its other shares on the merger in its discretion. Because of its large shareholding in NPTest and because certain of its individual members will become directors of Credence, NPTest Holding, LLC may have interests in the merger that are different from, or in addition to, yours. NPTest stockholders should consider whether these interests may have influenced NPTest Holding, LLC and its members to support or recommend the merger.

NPTest Holding, LLC has also entered into a stockholder lock-up agreement with Credence pursuant to which NPTest Holding, LLC must abide by certain restrictions with respect to the sale, transfer or other disposition of shares of Credence non-voting convertible stock owned by it after the closing of the merger. In addition, NPTest Holding, LLC has entered into a registration rights agreement with Credence pursuant to which Credence has agreed to file one or more registration statements with the Securities and Exchange Commission, or the SEC, on behalf of NPTest Holding, LLC in certain circumstances and subject to certain terms and conditions.

Treatment of NPTest Stock Options by Credence (See page 127)

Upon completion of the merger, each outstanding option award will be assumed by Credence, and will be exercisable on the same terms and conditions as set forth in NPTest’s stock option plan, with the adjustments described below. Each outstanding option to purchase NPTest common stock will be converted, in accordance with its terms, into an option to purchase that whole number of shares of Credence common stock equal to (x) the product of the number of shares of NPTest common stock that would be issuable upon exercise of such NPTest stock option immediately prior to the effective time of the merger (assuming that all vesting conditions applicable to such stock option were then satisfied), multiplied by (y) the quotient obtained by dividing (A) the sum of $5.75 and the product obtained by multiplying the price of Credence common stock (determined as described below) by 0.8 by (B) the average of the trading prices of a share of Credence common stock on the Nasdaq National Market computed by Bloomberg on the date of the merger, rounded down to the nearest whole number of shares of Credence common stock. The exercise price will equal the quotient determined by dividing the exercise price per share of NPTest common stock at which such stock option was exercisable immediately prior to the effective time of the merger by the quotient obtained by dividing (A) the sum of $5.75 and the product obtained by multiplying the price of Credence common stock (determined as described above) by 0.8 by (B) the price of Credence common stock (determined as described above), rounded up to the nearest whole cent. For example, if the average of the trading prices of a share of Credence stock on the date of the merger is $10, an optionholder holding an option to purchase 1,000 shares of NPTest common stock at an exercise price of $12 per share will receive an option to purchase 1,375 shares of Credence common stock at an exercise price of $8.73 per share.

Limitation on NPTest’s Ability to Consider Other Acquisition Proposals (See page 126)

NPTest has agreed, subject to certain exceptions, not to solicit, initiate, intentionally encourage or discuss any proposal for a merger or other business combination involving the acquisition or purchase of a fifteen percent or greater equity interest in, or fifteen percent or more of the assets of, NPTest or any of its subsidiaries prior to completion of the merger.

Conditions to Completion of the Merger (See page 128)

Credence and NPTest will complete the merger when all of the conditions to completion of the merger are satisfied or waived, including approval of the merger agreement and the merger by the stockholders of NPTest and approval of the issuance of Credence securities pursuant to the merger agreement by the Credence stockholders. Credence and NPTest are working towards completing the merger as quickly as reasonably possible.

Termination of the Merger Agreement (See page 129)

Credence and NPTest can terminate the merger agreement under certain circumstances, including if the merger is not consummated by September 30, 2004.

Termination Fees (See page 130)

The merger agreement requires NPTest to pay Credence a termination fee equal to $20 million if the merger agreement is terminated under certain circumstances and Credence to pay NPTest a termination fee equal to $20 million if the merger agreement is terminated under certain circumstances.

U.S. Federal Income Tax Consequences of the Merger (See page 90)

It is intended that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or the Code, for federal income tax purposes and that no gain or loss will be recognized by Credence, NPTest or Cataline Corporation solely as a result of the merger. If the transaction is treated as a reorganization, a stockholder of NPTest who holds his, her or its shares of NPTest as capital assets and who receives shares of Credence common stock (or, if applicable, Credence non-voting convertible stock) and cash in the merger in exchange for all of the NPTest shares actually owned by the stockholder will not be permitted to recognize any loss as a result of the merger, but will be required to recognize gain (if any) equal to the lesser of (1) the amount of cash so received; and (2) the amount of gain realized (i.e., the amount by which the sum of the amount of cash so received and the fair market value on the date of the merger of the shares of Credence common stock (or, if applicable, Credence non-voting convertible stock) received (including any fractional share) exceeds the stockholder’s adjusted federal income tax basis for the NPTest shares surrendered). It is anticipated that most NPTest stockholders will be required to treat any recognized gain as capital gain, which is likely to be short-term capital gain taxable at ordinary income tax rates; however, the analysis of the character of any gain recognized may differ for each NPTest stockholder, and it is possible that an NPTest stockholder would instead recognize dividend income (which may be eligible for preferential tax rates). NPTest stockholders should consult their own tax advisors as to whether their receipt of cash qualifies for dividend or capital gain treatment under the Code.

In connection with the filing of the registration statement on Form S-4, of which this document forms a part, Credence and NPTest have received legal opinions from Morrison & Foerster LLP and Davis Polk & Wardwell, respectively, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that Credence, NPTest and Cataline Corporation will each be treated as a party to the reorganization within the meaning of Section 368(b) of the Code. These legal exhibits are filed as exhibits to the registration statement on Form S-4 of which this document forms a part. In addition, it is a condition to the closing of the merger that each of Credence and NPTest receives an updated legal opinion from its counsel dated as of the date of the closing of the merger, stating that the merger will constitute a “reorganization” under Section 368(a) of the Code and that each of Credence, NPTest and Cataline Corporation will be a “party to the reorganization” under Section 368(b) of the Code. The legal opinions described above are based upon certain representations, assumptions and limitations, and are not binding on the Internal Revenue Service or a court.

For a more detailed description of the anticipated tax consequences of the merger, see the section of this document entitled “The Merger—Material Federal Income Tax Consequences” beginning on page 90 of this document.

Accounting Treatment (See page 94)

Credence will account for the merger using the purchase method of accounting in accordance with United States generally accepted accounting principles.

Appraisal Rights (See page 94)

NPTest stockholders will have appraisal rights under Delaware law in connection with the merger. Any NPTest stockholder who has not voted shares of NPTest common stock in favor of the merger agreement has the right to demand appraisal of, and to be paid the fair market value for, such shares of NPTest common stock in lieu of the cash and Credence securities provided for in the merger agreement. The value of the NPTest common stock for this purpose will exclude any actual or expected impact on value arising from the merger. In order for the holder of NPTest common stock to exercise its right to an appraisal, if any, such holder must deliver to NPTest a written demand for an appraisal of the shares of NPTest common stock prior to the time the vote is taken on the merger at the NPTest stockholder meeting as provided by Delaware law.

Restrictions on the Ability to Sell Credence Stock (See page 95)

NPTest Holding, LLC, a beneficial owner of approximately 25,379,550 shares of NPTest common stock, who, assuming the merger occurs, will own approximately 203,036 shares of non-voting convertible stock, convertible into approximately 20,303,640 shares of Credence common stock, has agreed that it will not, until the date that is two days following the date Credence first releases the combined financial results of Credence and NPTest following the closing, sell, offer to sell, contract to sell, or otherwise transfer any shares of non-voting convertible stock, other than pursuant to piggyback registration rights granted to it under a registration rights agreement with Credence. Thereafter, until the date that is two days following the date Credence releases its financial results for the fiscal period next following the date Credence first releases the combined financial results of Credence and NPTest following the closing, NPTest Holding, LLC has agreed that it will transfer shares of non-voting convertible stock only in compliance with applicable law or pursuant to piggyback registrations.

All other shares of Credence common stock received by an NPTest stockholder in connection with the merger will be freely transferable unless the stockholder is considered an “affiliate” of either Credence or NPTest under the federal securities laws. Credence will be entitled to place appropriate legends on the certificates evidencing any Credence common stock to be received by affiliates of NPTest in the merger.

Expenses (See page 97)

Except for the termination fees payable by Credence and NPTest in certain circumstances, each company has agreed to pay all expenses it incurs in connection with the merger, whether or not the merger is completed.

Differences in the Rights of Holders of NPTest and Credence Common Stock (See page 153)

Holders of NPTest common stock will receive Credence securities and become a stockholder of Credence after the merger. Their rights as a Credence stockholder will continue to be governed by Delaware law but rather than being governed by NPTest’s certificate of incorporation and bylaws, their rights will be governed by Credence’s certificate of incorporation and bylaws.

Regulatory Approvals (See page 94)

The SEC has declared Credence’s registration statement on Form S-4 relating to this transaction effective. Under the HSR Act and the rules and regulations promulgated thereunder, certain transactions, including the merger, may not be consummated unless certain waiting period requirements have expired or been terminated. Each of Credence and NPTest have filed a Pre-Merger Notification and Report Form pursuant to the HSR Act with the Department of Justice and the Federal Trade Commission. The HSR Act waiting period has expired. Credence and NPTest do not believe that any additional material governmental filings are required with respect to the transaction.

Where You Can Find More Information (See page 165)

If you would like more information about Credence or NPTest, you can find this information in documents filed by Credence and NPTest with the SEC.

CREDENCE SUMMARY SELECTED HISTORICAL FINANCIAL DATA

(in thousands, except per share data)

The tables below present summary selected historical consolidated financial data of Credence. You should read the information set forth below in conjunction with the consolidated financial statements (including the notes thereto) and management’s discussion and analysis of the financial condition and results of operations in Credence’s Annual Report on Form 10-K for the fiscal year ended October 31, 2003 and Quarterly Report on Form 10-Q for the quarter ended January 31, 2004, which are incorporated by reference into this document. Please refer to the section of this document entitled “Where You Can Find More Information” beginning on page 165.

The selected historical consolidated statements of operations data for the fiscal years ended October 31, 2003, 2002 and 2001 and the selected historical consolidated balance sheets data as of October 31, 2003 and 2002 are derived from the audited consolidated financial statements of Credence contained in Credence’s consolidated financial statements, and the related notes thereto, that are incorporated by reference in this document. The selected historical consolidated statement of operations data for the three months ended January 31, 2004 and 2003 and the selected historical consolidated balance sheet data as of January 31, 2004 and 2003 are derived from the unaudited consolidated financial statements of Credence contained in Credence’s consolidated financial statements, and the related notes thereto, that are incorporated by reference in this document. The selected historical consolidated statement of operations data for the fiscal year ended October 31, 2000, and 1999 and the selected historical consolidated balance sheet data as of October 31, 2001, 2000 and 1999 are derived from audited financial statements that are not included, or incorporated by reference in, this document.

The consolidated statement of operations information for the three months ended January 31, 2004 and 2003 and the consolidated balance sheet information as of January 31, 2004 are unaudited but include, in the opinion of management, all adjustments, including normal recurring adjustments, necessary for a fair presentation of such information. Results for the three months ended January 31, 2004 are not necessarily indicative of the results that may be expected for any other interim periods or for the year as a whole.

(in thousands, except per share data)	Fiscal Year Ended October 31,					Three Months Ended January 31,
	2003	2002	2001	2000	1999	2004	2003
						(unaudited)
Consolidated Statement of Operations Data:
Net Sales	$182,414	$164,209	$301,718	$757,351	$253,253	$68,125	$36,672
Cost of Goods Sold	117,493	112,146	228,812	301,954	116,401	36,222	24,208

Gross Margin	64,921	52,063	72,906	455,397	136,852	31,903	12,464

Research and development expenses	73,520	85,355	86,448	77,946	45,264	15,239	19,496
Sales, general and administrative	91,124	89,707	104,173	129,740	77,798	23,716	20,566
In-process research and development	1,510	—	—	11,794	858	—	1,510
Amortization of purchased intangible assets	9,456	19,710	23,155	10,367	2,006	2,622	1,590
Special charges	—	11,525	26,744	—	7,565	—	1,392
Restructuring	3,589	18,960	5,328	—	—	653	—

Total operating expenses	179,199	225,257	245,848	229,847	133,491	42,230	44,554

Operating Income (loss)	(114,278)	(173,194)	(172,942)	225,550	3,361	(10,327)	(32,090)
Interest and other income, net	2,219	9,562	17,355	15,727	1,095	294	1,927

Income (loss) from continuing operations before income taxes	(112,059)	(163,632)	(155,587)	241,277	4,456	(10,033)	(30,163)
Income taxes	1,006	7,227	(56,905)	89,201	1,255	1,359	82

Income (loss) before minority interest	(113,065)	(170,859)	(98,682)	152,076	3,201	(11,392)	(30,245)
Minority interest (benefit)	47	(378)	(6)	41	75	77	(81)

Income (loss) before extraordinary items	(113,112)	(170,481)	(98,676)	152,035	3,126	(11,469)	(30,164)
Gain on extinguishment of debt, net of $926 taxes	—	—	—	—	1,646	—	—

Income (loss) before change in accounting principle	(113,112)	(170,481)	(98,676)	152,035	4,772	(11,469)	(30,164)
Cumulative effect of change in acct principle, net of $17,792 taxes	—	—	—	(31,525)	—	—	—

Net income (loss)	$(113,112)	$(170,481)	$(98,676)	120,510	$4,772	$(11,469)	$(30,164)

Net income (loss) from continuing operations per common share
Basic	$(1.80)	$(2.81)	$(1.65)	$2.18	$0.10	$(0.18)	$(0.49)

Diluted	$(1.80)	(2.81)	$(1.65)	$2.00	$0.10	$(0.18)	$(0.49)

Shares used in computation
Basic	62,737	60,570	59,818	55,300	48,918	63,936	61,145

Diluted	62,737	60,570	59,818	61,892	50,168	63,936	61,145

	At October 31,					At January 31,
	2003	2002	2001	2000	1999	2004	2003
						(unaudited)
Consolidated Balance Sheet’s Data:
Working Capital	$367,881	$234,050	$323,946	$426,515	$188,954	$365,456	$209,315
Intangible Assets	68,816	59,521	81,574	97,294	12,956	66,346	75,879
Total assets	698,493	589,964	757,419	983,437	428,799	698,040	570,321
Lont-Term Debt	181,058	—	—	—	96,610	180,000	—
Stockholders equity	430,627	519,237	680,940	767,875	243,228	422,975	507,381

NPTEST SUMMARY SELECTED HISTORICAL FINANCIAL DATA

(in thousands, except per share data)

NPTest was incorporated on June 20, 2003 for the purpose of acquiring NPTest, Inc. from Schlumberger Ltd., or Schlumberger, and did not have any operations prior to July 29, 2003. Financial data for the periods prior to July 29, 2003 are referred to as “Predecessor Company” and are derived from the combined financial statements of NPTest, Inc. Although NPTest, Inc. was not a separate company, the accompanying combined financial statements are presented as if NPTest, Inc. had existed as an entity separate from Schlumberger and its subsidiaries. These combined financial statements include the historical assets, liabilities, revenues and expenses that were directly related to the NPTest, Inc. business of Schlumberger during the periods presented and have been derived from Schlumberger’s historical bases in the assets and liabilities and the historical results of operations of NPTest, Inc. NPTest’s financial statements for the period from June 20, 2003 to December 31, 2003 reflect the purchase accounting resulting from the acquisition of NPTest, Inc. from Schlumberger on July 29, 2003. Following the acquisition of the business from Schlumberger, NPTest began accumulating retained earnings.

The results of operations for the interim period from January 1, 2003 to July 29, 2003 of NPTest, Inc. and the period from June 20, 2003 to December 31, 2003 of NPTest are not necessarily indicative of the results of operations to be expected for any other interim period or for the full year.

The following tables reflect selected consolidated summary financial data for each of the last five fiscal years. This data should be read in conjunction with “NPTest Financial Statements and Supplementary Data,” beginning on page F-1 of this document, and with “NPTest Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 107 of this document.

	(in thousands, except per share data)
	NPTest Holding Corporation	Predecessor Company
	June 20, 2003 to Dec. 31, 2003	January 1 to July 29, 2003	Year Ended December 31,
			2002	2001	2000	1999
Statement of Income Data
Net revenue	$101,193	$129,870	$243,491	$220,932	$286,334	$272,038
Cost of net revenue	75,134	80,629	148,193	180,176	184,382	172,418

Gross profit	26,059	49,241	95,298	40,756	101,952	99,620
Research and development expenses	18,590	29,017	36,573	34,748	32,718	36,281
In process research and development	5,000	—	—	—	—	—
Selling, general and administrative expenses	26,313	27,877	49,652	51,971	66,571	55,625
Gain on curtailment of pension and employee benefits	—	—	(8,667)	—	—	—

Total operating expenses	49,903	56,894	77,558	86,719	99,289	91,906
Interest expense	(6,338)	—	—	—	—	—
Foreign currency exchange gain (loss)	(486)	(473)	(1,147)	(139)	(34)	957
Dividend and accretion on mandatory redeemable preferred stock	(3,031)	—	—	—	—	—

Net income (loss) before taxes	(33,699)	(8,126)	16,593	(46,102)	2,629	8,671
Income tax provision (benefit)	(10,473)	(4,355)	2,117	(22,366)	(3,328)	(422)

Net income (loss)	(23,226)	$(3,771)	$14,476	$(23,736)	$5,957	$9,093

Dividend and accretion on convertible mandatory redeemable preferred stock	(54,528)

Net loss attributable to common stockholders	$(77,754)

Basic and diluted net loss attributable to common stockholders per share	$(10.51)

Shares used in computing basic and diluted net loss attributable to common stockholders per share	7,395

	NPTest Holding Corporation 2003	Predecessor Company
Balance Sheet Data (in thousands)		2002	2001	2000	1999
Cash and cash equivalents	$93,723	$17,487	$10,184	$16,387	$13,599
Working capital	232,179	171,702	191,495	190,482	142,324
Total assets	336,052	242,240	295,504	366,444	252,574
Total stockholders equity	$275,510	$197,038	$205,804	$214,140	$147,895

SELECTED UNAUDITED PRO FORMA COMBINED CONDENSED

CONSOLIDATED FINANCIAL DATA

The following selected unaudited pro forma combined condensed consolidated financial data was prepared using the purchase method of accounting. Due to different fiscal period ends for Credence and NPTest, the unaudited pro forma combined condensed consolidated statement of operations data combines the historical consolidated statement of operations data of Credence for the year ended October 31, 2003, with NPTest’s unaudited pro forma combined condensed statement of operations data for the year ended December 31, 2003, giving effect to the merger as if it had occurred on November 1, 2002. The unaudited pro forma combined condensed statement of operations for the quarter ended January 31, 2004 is presented as if the transaction was consummated on November 1, 2002 and due to the different fiscal period ends, combines the historical results of Credence for the quarter ended January 31, 2004 and the historical results of NPTest for the quarter ended December 31, 2003. The unaudited pro forma combined condensed consolidated balance sheet data combines Credence’s historical consolidated balance sheet data as of January 31, 2004 with NPTest’s historical consolidated balance sheet data as of December 31, 2003, giving effect to the merger as if it had occurred as of January 1, 2004.

The selected unaudited pro forma combined condensed consolidated financial data is based on estimates and assumptions which are preliminary. This data is presented for informational purposes only and is not intended to represent or be indicative of the consolidated results of operations or financial condition of Credence that would have been reported had the merger been completed as of the dates presented, and should not be taken as representative of future consolidated results of operations or financial condition of Credence.

This selected unaudited pro forma combined condensed consolidated financial data should be read in conjunction with the summary selected historical consolidated financial data and the unaudited pro forma combined condensed consolidated financial statements and accompanying notes contained elsewhere in this document and the separate historical consolidated financial statements and accompanying notes of Credence and NPTest either included elsewhere or incorporated by reference into this document. See the section entitled “Where You Can Find More Information” beginning on page 165 of this document.

	Year Ended October 31, 2003	Three Months Ended January 31, 2004
	(in thousands, except per share data)
Pro Forma Combined Condensed Statement of Operations Data:
Total revenues	$413,477	$123,136
Loss from continuing operations.	$(155,893)	$(25,115)
Basic loss per share from continuing operations.	$(1.65)	$(0.26)
Diluted loss per share from continuing operations.	$(1.65)	$(0.26)

As of January 31, 2004
(in thousands)
Pro Forma Combined Condensed Balance Sheet Data:
Cash, cash equivalents and short-term investments.	$154,327
Total assets	$1,215,999
Total long-term liabilities	$216,577
Total stockholders’ equity	$819,963

COMPARATIVE PER SHARE DATA

The following table shows (1) the historical net income and book value per share of Credence common stock and the historical net income and book value per share of NPTest common stock in comparison with the unaudited combined pro forma net income and book value per share after giving effect to the proposed transaction as if it happened on November 1, 2002 and (2) the equivalent unaudited pro forma net income and book value per share attributable to the shares of Credence common stock issuable at an exchange ratio of 0.8 after giving effect to the cash consideration of $5.75 per share.

The following information should be read in conjunction with (1) the separate historical consolidated financial statements and related notes of Credence and the unaudited interim consolidated financial statements of Credence incorporated by reference in this document (2) the separate historical financial statements and related notes of NPTest included in this document and (3) unaudited pro forma condensed combined consolidated financial statements contained elsewhere in this document. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the results of operations that would have resulted if the transaction had been completed as of the assumed dates or of the results that will be achieved in the future.

Neither Credence nor NPTest has paid any cash dividends during the periods presented.

	For the Year Ended October 31, 2003(1)
	Historical			Pro Forma
	Credence	NPTest		Credence(3)	NPTest(4)
Basic net income (loss) per share.	$(1.80)	$	n/a	$(1.65)	$(1.32)
Diluted net income (loss) per share.	$(1.80)	$	n/a	$(1.65)	$(1.32)
Book value per share (2)	$6.86	$	n/a	$8.66	$6.92

	For the Three Months Ended January 31, 2004(5)
	Historical			Pro Forma
	Credence	NPTest		Credence(3)	NPTest(4)
Basic net income (loss) per share.	$(0.18)		$(10.51)	$(0.26)	$(0.21)
Diluted net income (loss) per share.	$(0.18)		$(10.51)	$(0.26)	$(0.21)
Book value per share (2)	$6.62		$23.75	$8.55	$6.84

(1)	As Credence and NPTest have different fiscal period end dates, financial information for Credence as of and for the fiscal year ended October 31, 2003 has been combined with unaudited combined condensed financial information relating to NPTest as of and for the fiscal year ended December 31, 2003.
(2)	The historical book value per share is computed by dividing stockholders’ equity by the number of shares of common stock and equivalents outstanding at the end of each period. The pro forma book value per share is computed by dividing pro forma stockholders’ equity by the pro forma number of shares of common stock and equivalents outstanding at the end of each period after giving effect to cash consideration of $5.75 per share.
(3)	The pro forma net income per Credence share is computed by combining the net income for Credence and NPTest and any pro forma adjustments giving effect to the acquisition, including payment of the cash consideration, and dividing the sum by the pro forma number of shares of common stock and equivalents outstanding at the end of the period. The pro forma shares are computed based upon the exchange ratio of 0.8, assuming conversion of Credence non-voting convertible stock to Credence common stock by NPTest Holding, LLC.
(4)	The amounts for equivalent pro forma combined per NPTest share are calculated by multiplying the amounts for pro forma combined per Credence share by the exchange ratio of 0.8, assuming conversion of Credence non-voting convertible stock to Credence common stock by NPTest Holding, LLC.
(5)	As Credence and NPTest have different fiscal period end dates, financial information for Credence as of and for the quarter ended January 31, 2004 has been combined with financial information relating to NPTest as of and for the fiscal period ended December 31, 2003.
n/a:	NPTest did not have operations prior to July 29, 2003. Therefore, historical per share data for the year ended December 31, 2003 is not available.

MARKET PRICE AND DIVIDEND INFORMATION

Credence Market Price Information

Credence common stock is listed on the Nasdaq National Market under the symbol “CMOS.” The following table shows, for the periods indicated, the highest and lowest closing sale prices for shares of Credence common stock on the Nasdaq National Market. Credence has not paid any cash dividends during the periods presented. According to Credence, there were, as of April 15, 2004, approximately 64,267,853 shares of Credence common stock outstanding, held by approximately 243 stockholders of record.

	CREDENCE COMMON STOCK
	Low	High
Fiscal Year 2001
First Quarter.	$15.50	$30.88
Second Quarter	$17.13	$27.50
Third Quarter.	$19.24	$26.73
Fourth Quarter	$10.95	$21.95

Fiscal Year 2002
First Quarter.	$15.18	$21.14
Second Quarter	$14.01	$24.64
Third Quarter.	$11.85	$22.09
Fourth Quarter	$6.30	$14.15

Fiscal Year 2003
First Quarter.	$7.74	$11.80
Second Quarter	$6.44	$8.10
Third Quarter .	$7.08	$10.30
Fourth Quarter	$8.39	$16.59

Fiscal Year 2004
First Quarter.	$11.45	$17.05
Second Quarter (through April 15, 2004)	$10.55	$13.75

NPTest Market Price Information

Effective December 11, 2003, NPTest common stock became listed on the Nasdaq National Market under the symbol “NPTT.” The following table shows, for the periods indicated, the highest and lowest closing sale prices for shares of NPTest common stock on the Nasdaq National Market. NPTest has not paid any cash dividends during the periods presented. According to NPTest, there were, as of April 15, 2004, approximately 39,986,572 shares of NPTest common stock outstanding, held by less than 100 stockholders of record.

	NPTEST COMMON STOCK
	Low	High
Fiscal Year 2003
Fourth Quarter (beginning on December 11, 2003)	$10.50	$11.49

Fiscal Year 2004
First Quarter	$10.76	$15.14
Second Quarter (through April 15, 2004).	$15.54	$16.51

Recent Closing Prices

The following table sets forth the closing sale price of Credence common stock and NPTest common stock, as reported on the Nasdaq National Market, on February 20, 2004, the last full trading day prior to the public announcement of the proposed merger, and April 15, 2004, the latest practicable trading day prior to the effective date of this document. The table also presents the implied equivalent per share value for NPTest common stock by multiplying the price per share of Credence common stock on the dates indicated by the exchange ratio of 0.8 and including the $5.75 per share cash consideration to be received by NPTest stockholders.

	Closing Sale Price
	Credence	NPTest	NPTest Equivalent (0.8 Credence shares plus $5.75)
Price per share:
February 20, 2004	$12.77	$12.35	$15.97
April 15, 2004	$12.68	$15.82	$15.89

You are advised to obtain current market quotations for Credence and NPTest common stock. The market price of the common stock of both companies is subject to fluctuation. The dollar value of the shares of Credence common stock that holders of NPTest will receive in the proposed merger and the dollar value of the NPTest stock they surrender may increase or decrease.

RISK FACTORS

By voting to approve the merger agreement, the merger and related transactions, NPTest stockholders will be choosing to invest in Credence securities. An investment in Credence securities involves a high degree of risk which risk may be in addition to or different from the risk of investment in NPTest securities. You should consider the following risk factors in deciding whether to approve the merger. In evaluating the merger, you should consider these risk factors in connection with the other information that Credence and NPTest have included or incorporated by reference into this document.

This document and the documents incorporated by reference into this document contain forward looking statements within the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to Credence’s and NPTest’s financial condition, results of operations and business and on the expected impact of the merger. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions identify forward looking statements. These forward looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward looking statements. In evaluating the merger, you should carefully consider the discussion of risks and uncertainties described below and in the documents incorporated by reference into this document.

Risks Related to the Merger

The shares of Credence common stock to be received by NPTest stockholders in the merger may decrease in value.

In the merger, each share of NPTest common stock held by stockholders of NPTest will be converted, directly or indirectly, into the right to receive (a) 0.8 of a share of Credence common stock and (b) $5.75 in cash. As the exchange ratio is fixed, the number of shares of Credence common stock that NPTest stockholders will receive in the merger will not change, even if the market price of Credence common stock changes. There will be no adjustment to the exchange ratio or right to terminate the merger agreement or the merger based solely on fluctuations in the price of Credence common stock. In recent periods, the stock market in general has experienced extreme price and volume fluctuations. These market fluctuations may adversely affect the market price of Credence common stock. The market price of Credence common stock upon and after completion of the merger could be lower than the market price on the date of the merger agreement or its current market price. You should obtain recent market quotations of Credence common stock before you return your proxy card or cast your vote on the issuance of Credence securities in the merger at the Credence stockholder meeting or your vote on the merger at the NPTest stockholder meeting.

In particular, the market price of Credence common stock may fluctuate significantly in response to various factors, including:

•	quarterly variations in operating results or growth rates;

•	the announcement of technological innovations an other actions by competitors;

•	the introduction of new products;

•	changes in estimates by securities analysts;

•	market conditions in the industry and general economic conditions; and

•	patents and other intellectual property rights issued to competitors of Credence.

Failure to retain key employees could diminish the benefits of the merger.

The successful combination of Credence and NPTest will depend in part on the retention of key personnel. There can be no assurance that Credence will be able to retain NPTest’s key personnel, or that Credence will realize the anticipated benefits of the merger in any event.

If Credence and NPTest are not successful in integrating their organizations, the anticipated benefits of the merger may not be realized.

Achieving the anticipated benefits of the merger will depend, in part, on the integration of technology, operations and personnel of Credence and NPTest. Credence and NPTest cannot assure you that the integration will be successful or that the anticipated benefits of the merger will be fully realized. The challenges involved in this integration include the following:

•	satisfying the needs of the combined company’s customers in a timely and efficient manner;

•	persuading the employees that Credence’s and NPTest’s business cultures are compatible and retaining the combined company’s key personnel;

•	maintaining the dedication of Credence’s and NPTest’s management resources to integration activities without diverting attention from the day-to-day business of the combined company;

•	maintaining Credence’s and NPTest’s management’s ability to focus on anticipating, responding to or utilizing changing technologies in the IC test equipment industry;

•	maintaining NPTest’s key supplier relationships; and

•	introduction by competitors of new, disruptive technologies to the marketplace which reduce NPTest’s market share prior to the successful integration of the two companies.

In addition, after the transaction, Credence intends to develop new products that combine NPTest’s products and intellectual property with Credence’s products and intellectual property. This may result in longer product development cycles, which may cause the revenue and operating income of NPTest and the revenue and operating income of Credence’s businesses that are collaborating with NPTest to fluctuate and fail to meet expectations. To date, Credence has not completed its investigation into the challenges (technological, market-driven or otherwise) to developing and marketing these new products. There can be no assurance that Credence and NPTest will be able to overcome these challenges, or that a market for such new products will develop after the merger.

It is not certain that Credence and NPTest can be successfully integrated in a timely manner or at all or that any of the anticipated benefits will be realized. In addition, Credence cannot assure you that there will not be substantial unanticipated costs associated with the integration process, that integration activities will not result in a decrease in revenues, a decrease in the value of Credence common stock, or that there will not be other material adverse effects from Credence’s integration efforts.

If Credence is unable to successfully integrate NPTest, or if the benefits of the merger do not meet the expectations of financial or industry analysts, the market price of Credence common stock may decline.

Sales of substantial amounts of Credence common stock in the open market by NPTest stockholders could depress Credence’s stock price.

Other than shares held by affiliates of NPTest or Credence, shares of Credence common stock that are issued to stockholders of NPTest, including those shares issued upon the exercise of outstanding options to purchase Credence common stock by NPTest option holders, will be freely tradable by the stockholders of NPTest without restrictions or further registration under the Securities Act. NPTest Holding, LLC, a beneficial owner of approximately 25,379,550 shares of NPTest common stock, who, assuming the merger occurs will own approximately 203,036 shares of Credence non-voting convertible stock, convertible into approximately 20,303,640 shares of Credence common stock, has agreed that it will not, until the date that is two days following the the date Credence first releases the combined financial results of Credence and NPTest following the closing, sell, offer to sell, contract to sell, or otherwise transfer any shares of Credence non-voting convertible stock, other than pursuant to piggyback registration rights granted to it under a registration rights agreement with Credence. Thereafter financial results of Credence and NPTest following the closing until the date that is two days following the date Credence releases its financial results for the fiscal period next following the date Credence first releases the combined financial results of Credence and NPTest following the closing, NPTest Holding, LLC has agreed that it will transfer shares of non-voting convertible stock only in compliance with Rule 144 of the Securities Act, or pursuant to piggyback registrations. Thereafter, NPTest will not be subject to any contractual limitation on its ability to transfer shares of non-voting convertible stock. Under a registration rights agreement with NPTest Holding, LLC, Credence has granted NPTest Holding, LLC the right, on not more than two occasions, to request Credence to effect registration under the Securities Act of any or all of the shares of Credence common stock issuable upon conversion of the Credence non-voting convertible stock and any shares into which, or for which such Credence common stock may be changed or converted, subject to certain restrictions under the registration rights agreement, and the opportunity to include in a Credence registration statement such number of registrable securities as NPTest Holding, LLC may request, subject to reduction in certain circumstances as described in the registration rights agreement, referred to herein as piggyback registration rights.

If the merger with NPTest closes and if NPTest’s stockholders sell substantial amounts of Credence common stock in the public market following the transaction, including shares issued upon the exercise of outstanding options, the market price of Credence common stock may decrease. These sales might also make it more difficult for Credence to sell equity or equity-related securities at a time and price that it otherwise would deem appropriate.

In the merger, each share of NPTest common stock held by stockholders of NPTest will be converted, directly or indirectly, into the right to receive (a) 0.8 of a share of Credence common stock and (b) $5.75 in cash. Based on the number of shares of NPTest common stock outstanding as of April 15, 2004, Credence will issue 31,989,258 shares of Credence common stock to the NPTest stockholders, assuming conversion of the Credence non-voting convertible stock into Credence common stock. In addition, Credence will assume all outstanding options to purchase 3,371,580 shares of NPTest common stock issued under the NPTest stock option plan, which, based on an option exchange ratio of 1.25347 (assuming a price of Credence common stock of $12.68, which was the closing sale price per share on April 15, 2004), would be converted into options to acquire 4,226,174 shares of Credence common stock at the closing of the merger.

Customer and employee uncertainty related to the merger could harm the combined company.

In response to the announcement of the merger, customers of Credence or NPTest may delay or defer, and some have delayed or deferred, purchasing decisions. Some of Credence’s and NPTest’s products may have similar qualities. Any delay or deferral in purchasing decisions by Credence’s or NPTest’s customers could seriously harm the business of the combined company. Similarly, Credence and NPTest employees may experience uncertainty about their future role with the combined company until or after strategies with regard to the combined company are announced or executed. This may adversely affect the combined company’s ability to attract and retain key management, marketing, sales, customer support and technical personnel, which could harm the combined company.

Credence and NPTest expect to incur significant costs associated with the merger.

Credence and NPTest estimate that they will incur direct transaction costs of approximately $12.5 million associated with the merger which will be capitalized as part of the overall purchase cost. Credence and NPTest believe the combined entity may incur charges to operations, which are not reasonably capable of estimation at this time, in the quarter in which the merger is completed or the following quarters, to reflect costs associated with integrating the two companies. There is no assurance that the combined company will not incur additional material charges in subsequent quarters to reflect additional costs associated with the merger.

If the merger is not completed, Credence’s and NPTest’s stock prices and future business and operations could be harmed.

If the merger is not completed, Credence and NPTest may be subject to the following material risks, among others:

•	the prices of Credence and NPTest common stock may change to the extent that the current market prices of Credence and NPTest common stock reflect an assumption that the merger will be completed;

•	Credence’s and NPTest’s costs related to the merger, such as legal, accounting and some of the fees of their financial advisors, must be paid even if the merger is not completed; and

•	under some circumstances (more fully described under the heading, “Terms of the Merger Agreement—Expenses; Payment of Termination Fees” on page 130 of this document), NPTest may be required to pay Credence a termination fee of $20 million and under other circumstances, Credence may be required to pay NPTest a termination fee of $20 million.

Further, with respect to NPTest, if the merger is terminated and NPTest’s board of directors determines to seek another merger or business combination, it is not certain that NPTest will be able to find a merger partner or that the new merger partner would be willing to pay an equivalent, higher or more attractive price than that which would be paid by Credence in the merger. While the merger agreement is in effect, subject to specified exceptions, NPTest may not (a) take any action to solicit, initiate or encourage any takeover proposal or (b) take any action, solicit, facilitate, encourage or engage in negotiations or discussions with, disclose any nonpublic information relating to NPTest or any of its subsidiaries to, or afford access to the properties, books or records of NPTest or any of its subsidiaries to, any person that has advised NPTest that it may be considering making, or that has made, a takeover proposal. These restrictions could limit NPTest’s ability to enter into an alternative transaction at a favorable price.

Credence may be required to make payments to Schlumberger under certain circumstances.

As a result of a provision in the acquisition agreement between NPTest and Schlumberger Limited pursuant to which NPTest was acquired by Francisco Partners, L.P. from Schlumberger Limited, Credence may be required to make a payment to Schlumberger at a date in the future. The future payment date may be triggered by certain distributions made by NPTest Holding, LLC to its members, or at Schlumberger’s option, it can be triggered on December 16, 2004, or on the first anniversary of the closing of this acquisition. The payment amount is contingent upon the value of the Credence common stock at the time of the distribution. If triggered by Schlumberger’s option, Credence may generally settle this payment in cash or stock. If triggered by a distribution made by NPTest Holding, LLC to its members, the payment to Schlumberger may have to be made in kind. For a more complete description of this obligation, see the section entitled: “NPTest Management’s Discussion and Analysis of Results of Operations—Off-Balance Sheet Arrangements” on page 118 of this document. Credence may engage in discussions with Schlumberger with regard to this payment, which discussions may include the acceleration of such payment and the payment of such obligation in the form of cash or stock.

NPTest’s directors and officers have conflicts of interest that may influence them to support or approve the merger.

Certain directors and officers of NPTest have employment and severance agreements or other arrangements with NPTest and have received or may receive offers of employment with Credence after the merger and have continuing indemnification against liabilities that provide them with interests in the merger that are different from, or in addition to, yours and may therefore be more likely to vote to approve the merger agreement and the merger than if they did not have these interests. NPTest stockholders should consider whether these interests may have influenced these officers and directors to support or recommend the merger. You should read more about these interests under “The Merger—Interests of NPTest’s Officers and Directors in the Merger” on page 83 of this document.

NPTest Holding, LLC, a major stockholder of NPTest, has agreed to vote a majority of its shares in favor of the merger and may have conflicts of interest that may influence it to support or approve the merger.

NPTest Holding, LLC beneficially owns 25,379,550 shares of NPTest common stock (approximately 63% of NPTest’s outstanding shares on April 15, 2004) and is a controlling stockholder of NPTest. NPTest

Holding, LLC is principally beneficially owned by Francisco Partners, L.P. (95.7%) and Shah Management (3.6%). Voting and investment power belongs to a group of managing directors of Francisco Partners, L.P. including Mr. Deb and Mr. Ball (who are also directors of NPTest). Mr. Deb is expected to become a director of Credence. NPTest Holding, LLC will receive 0.008 of a share of Credence non-voting convertible stock, or approximately 203,036 shares of Credence non-voting convertible stock and $5.75 in cash for each share of common stock of NPTest it holds. Each share of Credence non-voting convertible stock is convertible into 100 shares of Credence common stock. NPTest Holding, LLC has entered into a voting agreement with Credence pursuant to which it has agreed to vote no less than 50.1% of its NPTest shares in favor of the merger. NPTest Holding, LLC may vote its other shares on the merger in its discretion. Because of its large shareholding in NPTest and because certain of its individual members will become directors of Credence, NPTest Holding, LLC may have interests in the merger that are different from, or in addition to, yours. NPTest stockholders should consider whether these interests may have influenced NPTest Holding, LLC and its members to support or recommend the merger. You should read more about these interests under “The Merger—Interests of NPTest’s Officers and Directors in the Merger” on page 83 of this document.

Risks Related to Credence’s Business

Credence’s operating results have fluctuated significantly which has and may continue to adversely affect its stock price.

A variety of factors affect Credence’s results of operations. The above graph illustrates that Credence’s quarterly net sales and operating results have fluctuated significantly. Credence believes that its quarterly net sales and operating results will continue to fluctuate for several reasons, including:

•	worldwide economic conditions in the semiconductor industry in general and in the capital equipment industry specifically;

•	patterns of capital spending by Credence’s customers, delays, cancellations or reschedulings of customer orders due to customer financial difficulties or otherwise;

•	market acceptance of Credence’s new products and enhanced versions of existing products;

•	manufacturing capacity and ability to volume produce systems, including Credence’s newest systems, and meet customer requirements;

•	manufacturing inefficiencies associated with the start-up of Credence’s new products, changes in Credence’s pricing or payment terms and cycles, and those of Credence’s competitors, customers and suppliers;

•	labor and materials supply constraints;

•	Credence’s ability to attract and retain qualified employees in a competitive market;

•	timing of new product announcements and new product releases by Credence or its competitors;

•	write-offs of excess and obsolete inventories and accounts receivable that are not collectible;

•	changes in overhead absorption levels due to changes in the number of systems manufactured, the timing and shipment of orders, availability of components including custom ICs, or ICs, subassemblies and services, customization and reconfiguration of Credence’s systems and product reliability;

•	expenses associated with acquisitions and alliances, including expenses charged for any impaired acquired intangible assets and goodwill;

•	operating expense reductions associated with cyclical industry downturns, including costs relating to facilities consolidations and related expenses;

•	the proportion of Credence’s direct sales and sales through third parties, including distributors and OEMs, the mix of products sold, the length of manufacturing and sales cycles, and product discounts; and

•	natural disasters, political and economic instability, currency fluctuations, regulatory changes and outbreaks of hostilities and of Severe Acute Respiratory Syndrome, or SARS, especially in Asia.

Credence intends to introduce new products and product enhancements in the future, the timing and success of which will affect Credence’s business, financial condition and results of operations. Credence’s gross margins on system sales have varied significantly and will continue to vary significantly based on a variety of factors including:

•	manufacturing inefficiencies;

•	long-term pricing concessions by Credence and Credence’s competitors and pricing by Credence’s suppliers;

•	hardware and software product sales mix;

•	inventory write-downs;

•	manufacturing volumes;

•	new product introductions;

•	product reliability;

•	absorption levels and the rate of capacity utilization;

•	customization and reconfiguration of systems;

•	the possible sale of inventory previously written-off;

•	international and domestic sales mix and field service margins; and

•	facility relocations and closures.

New and enhanced products typically have lower gross margins in the early stages of commercial introduction and production. Although Credence has recorded and continues to record inventory write-offs, product warranty costs, and deferred revenue, Credence cannot be certain that its estimates will be adequate.

Credence cannot forecast with any certainty the impact of these and other factors on its sales and operating results in any future period. Results of operations in any period, therefore, should not be considered indicative of the results to be expected for any future period. Because of this difficulty in predicting future performance, Credence’s operating results have fallen and may continue to fall below the expectations of securities analysts or investors in some future quarter or quarters. Credence’s failure to meet these expectations has adversely affected the market price of Credence common stock and may continue to do so. In addition, Credence’s need for continued significant expenditures for research and development, marketing and other expenses for new products, capital equipment purchases and worldwide training and customer service and support will impact Credence’s sales and operations results in the future. Other significant expenditures may make it difficult for Credence to reduce its significant fixed expenses in a particular period if Credence does not meet its net sales goals for that period. Many of these expenses are fixed and will be difficult to reduce in a particular period if Credence’s net sales goal for that period is not met. As a result, Credence cannot be certain that it will be profitable in the future.

When Credence engages in acquisitions, it will incur a variety of costs, and the anticipated benefits of the acquisitions may never be realized.

Credence has developed in large part through mergers and acquisitions of other companies and businesses. Credence intends in the future to pursue additional acquisitions of product lines, technologies and businesses. Credence may utilize cash or it may continue to issue debt or equity securities to pay for future acquisitions, which may be dilutive to then current stockholders. Credence has also incurred and may continue to incur certain liabilities or other expenses in connection with acquisitions, which have affected and could continue to materially adversely affect its business, financial condition and results of operations.

In addition, acquisitions involve numerous other risks, including:

•	difficulties assimilating the domestic and international operations, personnel, research and development, technologies, sales channels, manufacturing, products and corporate information technology and administrative infrastructure of the acquired companies;

•	demonstrating to customers and distributors that the transaction will not result in adverse changes in client service standards or business focus and helping customers conduct business easily;

•	diversion of our management’s attention from other business concerns;

•	increased complexity and costs associated with international and domestic internal management structures;

•	risks of entering markets in which Credence has no or limited experience; and

•	the potential loss of key employees or key distributing, marketing, customer and other business relationships of the acquired companies.

Credence has entered into a definitive purchase agreement to acquire NPTest that is pending completion. The size and scope of this transaction with NPTest increases both the scope and consequence of these ongoing integration risks. Even if the acquisition is successfully integrated, Credence may not receive all of the expected benefits of the transaction.

For these reasons, Credence cannot be certain what effect future acquisitions may have on its business, financial condition and results of operations.

The semiconductor industry has been cyclical.

Credence’s revenue growth has been materially adversely affected by the cyclical downturn in the semiconductor industry and its resulting impact upon the semiconductor equipment sector. There is uncertainty as to if and when the next cyclical growth phase will occur. The downturn has contributed to weakened order activity, order cancellation activity, and customer-requested shipment delays from Credence’s existing backlog. This business weakness is worldwide, but Credence sees it in particular with customers in Asia. Until such time as Credence returns to a growth period, Credence expects a continuing volatility in order activity. Credence anticipates revenue levels to continue to remain under pressure throughout fiscal 2004 due to the prolonged cyclical downturn and uncertainty over the start of the next cyclical growth phase. Revenues may decline thereafter due to the uncertainty of a sustainable recovery in the semiconductor and related capital equipment industry. As a result of the cyclical downturn, in fiscal 2001 Credence reduced its worldwide workforce by approximately 23%, or more than 400 people. In fiscal 2002, Credence reduced its worldwide workforce by 21%, or about 225 people. Throughout fiscal 2003, Credence reduced its worldwide workforce by 233 people, excluding the effect of the acquisitions, for a total of 20% over the 2003 fiscal year. Credence took charges related to these reductions in force of $3.2 million throughout fiscal 2001, $5.7 million during fiscal 2002 and $3.2 million during fiscal 2003. Additionally, remaining employees were required to take time off during certain periods throughout fiscal 2001-2003. Other initiatives during these three fiscal years included a temporary domestic and European pay cut during 2001 and 2002, a domestic salary realignment in 2003, a four-day work week for most manufacturing and some operating employees, the consolidation and reorganization of certain functions and operations, and the curtailment of discretionary expenses. If Credence continues to reduce its workforce or adopts additional cost-saving measures, it may adversely impact Credence’s ability to respond rapidly to any renewed growth opportunities in the future should they occur.

As a result of the rapid and steep decline in revenue during this latest downturn, Credence continues to monitor its inventory levels in light of product development changes and a possible eventual upturn. Credence recorded a charge of $9.4 million in the fourth fiscal quarter of 2002 for the write-off of excess inventories. In addition, during the third fiscal quarter of 2003, Credence recorded special charges in cost of goods sold of $1.9 million related to a settlement with an inventory supplier and spare part write-offs associated with a discontinued product line. At January 31, 2004, approximately 15% and 9% of the net inventory balances are for Credence’s older Quartet mixed signal and Kalos non-volatile memory product families, respectively. With the recent introduction of the Kalos II, Credence will continue to scrutinize the value of the current Kalos I inventory in light of the upcoming product transition to Kalos II. In particular, the value of the Kalos inventory will depend on factors such as the general economic conditions of the Flash memory IC market, product development schedules for the production versions of the Kalos II and ultimately the success of the Kalos II product in the marketplace. Credence may be required to take additional charges for excess and obsolete inventory and impairment of fixed assets if this prolonged industry downturn causes further reductions to Credence’s current inventory valuations or the value of Credence’s long-term assets, or changes to current product development plans.

Credence’s business and results of operations depend largely upon the capital expenditures of manufacturers of semiconductors and companies that specialize in contract packaging and/or testing of semiconductors. This includes manufacturers and contractors that are opening new or expanding existing fabrication facilities or upgrading existing equipment, which in turn depend upon the current and anticipated market demand for semiconductors and products incorporating semiconductors. The semiconductor industry has been highly cyclical with recurring periods of oversupply, which often has had a severe effect on the semiconductor industry’s demand for test equipment, including the systems Credence manufactures and markets. Credence believes that the markets for newer generations of semiconductors will also be subject to similar fluctuations.

As a result of the cyclical downturn of the semiconductor industry, Credence has experienced shipment delays, delays in commitments and restructured purchase orders by customers and Credence expects this activity to continue. Accordingly, Credence cannot be certain that it will be able to achieve or maintain its current or prior level of sales or rate of growth. Credence anticipates that a significant portion of new orders may depend upon demand from semiconductor device manufacturers building or expanding fabrication facilities and new device testing requirements that are not addressable by currently installed test equipment, and there can be no assurance that such demand will develop to a significant degree, or at all. In addition, Credence’s business, financial condition or results of operations may continue to be materially adversely affected by any factor materially adversely affecting the semiconductor industry in general or particular segments within the semiconductor industry.

Credence has a limited backlog and obtains most of its net sales from products that typically range in price from $0.2 million to $2.0 million and Credence generally ships products generating most of its net sales near the end of each quarter, which can result in fluctuations of quarterly results.

Other than certain memory products and software products, for which the price range is typically below $50,000, Credence obtains most of its net sales from the sale of a relatively few number of systems that typically range in selling price from $0.2 million to $2.0 million. This has resulted and could continue to result in Credence’s net sales and operating results for a particular period being significantly impacted by the timing of recognition of revenue from a single transaction. Credence’s net sales and operating results for a particular period could also be materially adversely affected if an anticipated order from just one customer is not received in time to permit shipment during that period. Backlog at the beginning of a quarter typically does not include all orders necessary to achieve Credence’s sales objectives for that quarter. Orders in backlog are subject to cancellation, delay, deferral or rescheduling by customers with limited or no penalties. In recent fiscal years, Credence has experienced customer-requested shipment delays and order cancellations, and Credence believes it is probable that orders will be canceled and delayed in the future. Consequently, Credence’s quarterly net sales and operating results have in the past, and will in the future, depend upon Credence obtaining orders for systems to be shipped in the same quarter in which the order is received.

In the past, some of Credence’s customers have placed orders with Credence for more systems than they ultimately required. Credence believes that in the future some of Credence’s customers may, from time to time, place orders with Credence for more systems than they will ultimately require, or they will order a more rapid delivery than they will ultimately require. For this reason, Credence’s backlog may include customer orders in excess of those that will actually be delivered.

Furthermore, Credence generally ships products generating most of Credence’s net sales near the end of each quarter. Accordingly, Credence’s failure to receive an anticipated order or a delay or rescheduling in a shipment near the end of a particular period or a delay in receiving customer acceptance from a customer may cause net sales in a particular period to fall significantly below expectations, which could have a material adverse effect on Credence’s business, financial condition or results of operations. The relatively long manufacturing cycle of many of Credence’s testers has caused and could continue to cause future shipments of testers to be delayed from one quarter to the next. Furthermore, as Credence’s competitors announce new products and technologies, customers may defer or cancel purchases of Credence’s existing systems. Credence cannot forecast the impact of these and other factors on its sales and operating results.

Credence may continue to experience delays in development, introduction, production in volume, and recognition of revenue from sales of its products.

Credence has in the past experienced significant delays in the development, introduction, volume production and sales of its new systems and related feature enhancements. In the past, Credence experienced significant delays in the introduction of the Octet, ValStar 2000 and Kalos series testers as well as certain enhancements to Credence’s other testers. The Octet tester was first shipped in October 2002 and minimal revenue has been recognized from the Octet product family through the date hereof. These delays have been primarily related to Credence’s inability to successfully complete product hardware and software engineering within the time frame originally anticipated, including design errors and redesigns of ICs. As a result, some customers have experienced significant delays in receiving and using Credence’s testers in production. In addition, under Credence’s revenue recognition policy that is in accordance with SAB 101, Credence defers revenue for transactions that involve newly introduced products or when customers specify acceptance criteria that cannot be demonstrated prior to the shipment. This results in a delay in the recognition of revenue as compared to the historic norm of generally recognizing revenue upon shipment. Credence has introduced several new systems and products during fiscal 2003. Revenues from sales of those new systems and products may be deferred until the revenue recognition requirements of Credence’s revenue recognition policy are satisfied. Delays in introducing a product or delays in Credence’s ability to obtain customer acceptance, if they occur in the future, will delay the recognition of revenue and gross profit by Credence. Credence cannot be certain that these or additional difficulties will not continue to arise or that delays will not continue to materially adversely affect customer relationships and future sales. Moreover, Credence cannot be certain that it will not encounter these or other difficulties that could delay future introductions or volume production or sales of Credence’s systems or enhancements and related software tools. In the past, Credence has incurred and Credence may continue to incur substantial unanticipated costs to ensure the functionality and reliability of its testers and to increase feature sets. If Credence’s systems continue to have reliability, quality or other problems, or the market perceives Credence’s products to be feature deficient, Credence may continue to suffer reduced orders, higher manufacturing costs, delays in collecting accounts receivable and higher service, support and warranty expenses, and/or inventory write-offs, among other effects. Credence’s failure to have a competitive tester and related software tools available when required by a customer could make it substantially more difficult for Credence to sell testers to that customer for a number of years. Credence believes that the continued acceptance, volume production, timely delivery and customer satisfaction of Credence’s newer digital, mixed signal and non-volatile memory testers are of critical importance to Credence’s future financial results. As a result, Credence’s inability to correct any technical, reliability, parts shortages or other difficulties associated with its systems or to manufacture and ship the systems on a timely basis to meet customer requirements could damage its relationships with current and prospective customers and would continue to materially adversely affect its business, financial condition and results of operations.

There are limitations on Credence’s ability to find the supplies and services necessary to run its business.

Credence obtains certain components, subassemblies and services necessary for the manufacture of its testers from a limited group of suppliers. Credence does not maintain long-term supply agreements with most of its vendors and Credence purchases most of its components and subassemblies through individual purchase orders. The manufacture of certain of Credence’s components and subassemblies is an extremely complex process. Credence also relies on outside vendors to manufacture certain components and subassemblies and to provide certain services. Credence has experienced and continues to experience significant reliability, quality and timeliness problems with several critical components including certain custom ICs. Credence cannot be certain that these or other problems will not continue to occur in the future with its suppliers or outside subcontractors. Credence’s reliance on a limited group of suppliers and on outside subcontractors involves several risks, including an inability to obtain an adequate supply of required components, subassemblies and services and reduced control over the price, timely delivery, reliability and quality of components, subassemblies and services. Shortages, delays, disruptions or terminations of the sources for these components and subassemblies have delayed and in the future may delay shipments of Credence’s systems and new products and could have a material adverse effect on Credence’s business. Credence’s continuing inability to obtain adequate yields or timely deliveries or any other circumstance that would require Credence to seek alternative sources of supply or to manufacture such components internally could also have a material adverse effect on Credence’s business, financial condition or results of operations. Such delays, shortages and disruptions would also damage relationships with current and prospective customers and have and could continue to allow competitors to penetrate Credence’s customer accounts. Credence cannot be certain that its internal manufacturing capacity or that of its suppliers and subcontractors will be sufficient to meet customer requirements.

Competition in the ATE market requires rapid technological enhancements and new products and services.

Credence’s ability to compete in the ATE market depends upon Credence’s ability to successfully develop and introduce new hardware and software products and enhancements and related software tools with enhanced features on a timely and cost-effective basis, including products under development internally as well as products obtained in acquisitions. Credence’s customers require testers and software products with additional features and higher performance and other capabilities. Therefore, it is necessary for Credence to enhance the performance and other capabilities of its existing systems and software products and related software tools, or develop new systems and software products and related software tools, to adequately address these requirements. Any success Credence may have in developing new and enhanced systems and software products and new features to its existing systems and software products will depend upon a variety of factors, including:

•	product selection;

•	timely and efficient completion of product design;

•	implementation of manufacturing and assembly processes;

•	successful coding and debugging of software;

•	product performance;

•	reliability in the field;

•	effective worldwide sales and marketing; and

•	labor and supply constraints.

Because Credence must make new product development commitments well in advance of sales, new product decisions must anticipate both future demand and the availability of technology to satisfy that demand. Credence cannot be certain that it will be successful in selecting, developing, manufacturing and marketing new hardware and software products or enhancements and related software tools. Credence’s inability to introduce new products and related software tools that contribute significantly to net sales, gross margins and net income would have a material adverse effect on its business, financial condition and results of operations. New product or technology introductions by Credence’s competitors could cause a decline in sales or loss of market acceptance of its existing products. If Credence introduces new products, existing customers may curtail purchases of the older products resulting in inventory write-offs and they may delay new product purchases. In addition, weakness in IC demand may cause integrated device manufacturers, or IDMs, to curtail or discontinue the outsourcing of testing to test houses, relying instead on in-house testing. Because less of Credence’s market share is from the IDMs, this trend may reduce the demand for its products. Any decline in demand for Credence’s hardware or software products could have a materially adverse effect on its business, financial condition or results of operations.

The fluctuations in Credence’s sales and operations have placed and are continuing to place a considerable strain on its management, financial, manufacturing and other resources.

Over the last several years Credence has experienced significant fluctuations in its operating results. In fiscal 2003, Credence’s net sales increased by 11% from those recorded in fiscal 2002; however, in fiscal 2002, Credence’s net sales fell 46% from those recorded in fiscal 2001 as the semiconductor industry continued in a steep cyclical downturn. Since 1993, except for the recent and current cost-cutting efforts and those during fiscal 1998 and the first half of fiscal 1999, Credence has overall significantly increased the scale of its operations to support periods of generally increased sales levels and expanded product offerings and have expanded operations to address critical infrastructure and other requirements, including the hiring of additional personnel, significant investments in research and development to support product development, acquisition of the new facilities in Oregon and California, further investments in Credence’s ERP system and numerous acquisitions. These fluctuations in Credence’s sales and operations have placed and are continuing to place a considerable strain on Credence’s management, financial, manufacturing and other resources. In order to effectively deal with the changes brought on by the cyclical nature of the industry, Credence has been required to implement and improve a variety of highly flexible operating, financial and other systems, procedures and controls capable of expanding, or contracting consistent with its business. However, Credence cannot be certain that any existing or new systems, procedures or controls, including Credence’s ERP system, will be adequate to support fluctuations in Credence’s operations or that Credence’s systems, procedures and controls will be cost-effective or timely. Any failure to implement, improve and expand or contract such systems, procedures and controls efficiently and at a pace consistent with Credence’s business could have a material adverse effect on Credence’s business, financial condition or results of operations.

Credence is continuing to invest significant resources in the expansion of its product lines and there is no certainty that Credence’s sales will increase or remain at historical levels or that new products will contribute to revenue growth.

Credence is currently devoting and intends to continue to devote significant resources to the development, production and commercialization of new products and technologies. During fiscal 2001, Credence primarily introduced products that are either evolutions or derivatives of existing products. During fiscal 2002 and 2003, Credence introduced several products that are evolutions or derivatives of existing products as well as products that are largely new. Under Credence’s revenue recognition policy adopted in accordance with SAB 101, Credence defers revenue for transactions that involve newly introduced products or when customers specify acceptance criteria that cannot be demonstrated prior to the shipment. This results in a delay in the recognition of revenue as compared to the historic norm of recognizing revenue upon shipment. Product introduction delays, if they occur in the future, will delay the recognition of revenue and gross profit and may result in delayed cash receipts by Credence that could materially adversely affect its business, financial condition and results of operations. Credence invested and continues to invest significant resources in plant and equipment, purchased and leased facilities, inventory, personnel and other costs to begin or prepare to increase production of these products. A significant portion of these investments will provide the marketing, administration and after-sales service and support required for these new hardware and software products. Accordingly, Credence cannot be certain that gross profit margin and inventory levels will not continue to be materially adversely affected by delays in new product introductions or start-up costs associated with the initial production and installation of these new product lines. Credence also cannot be certain that it can manufacture these systems in the time and quantity required by its customers. The start-up costs include additional manufacturing overhead, additional inventory and warranty reserve requirements and the enhancement of after-sales service and support organizations. In addition, the increases in inventory on hand for new product development and customer support requirements have increased and will continue to increase the risk of significant inventory write-offs. Credence cannot be certain that its net sales will increase or remain at historical levels or that any new products will be successfully commercialized or will contribute to revenue growth or that any of Credence’s additional costs will be covered.

The ATE industry is intensely competitive which can adversely affect Credence’s ability to maintain its current net sales and revenue growth.

With the substantial investment required to develop test application software and interfaces, Credence believes that once a semiconductor manufacturer has selected a particular ATE vendor’s tester, the manufacturer is likely to use that tester for a majority of its testing requirements for the market life of that semiconductor and, to the extent possible, subsequent generations of similar products. As a result, once an ATE customer chooses a system for the testing of a particular device, it is difficult for competing vendors to achieve significant ATE sales to such customer for similar use. Credence’s inability to penetrate any particular large ATE customer or achieve significant sales to any ATE customer could have a material adverse effect on its business, financial condition or results of operations.

Credence faces substantial competition from ATE manufacturers throughout the world. Credence does not currently compete in the production testing of high-end microprocessors or DRAMs. Moreover, a substantial portion of Credence’s net sales is derived from sales of mixed-signal testers. Credence faces in some cases six and, in other cases, seven competitors in its primary market segments of digital, mixed signal, and RF wireless ATE. Credence believes that the ATE industry in total has not been profitable for the last three years, indicating a very competitive and volatile marketplace. Several of these competitors have substantially greater financial and other resources with which to pursue engineering, manufacturing, marketing and distribution of their products. Certain competitors have introduced or announced new products with certain performance or price characteristics equal or superior to products Credence currently offers. These competitors have introduced products that compete directly against Credence’s products. Credence believes that if the ATE industry continues to consolidate through strategic alliances or acquisitions, it will continue to face significant additional competition from larger competitors that may offer product lines and services more complete than those of Credence. Credence’s competitors are continuing to improve the performance of their current products and to introduce new products, enhancements and new technologies that provide improved cost of ownership and performance characteristics. New product introductions by Credence’s competitors could cause a decline in its sales or loss of market acceptance of its existing products.

Moreover, Credence’s business, financial condition or results of operations will continue to be materially adversely affected by continuing competitive pressure and continued intense price-based competition. Credence has experienced and continues to experience significant price competition in the sale of its products. In addition, pricing pressures typically have become more intense during cyclical downturns when competitors seek to maintain or increase market share, at the end of a product’s life cycle and as competitors introduce more technologically advanced products. Credence believes that, to be competitive, it must continue to expend significant financial resources in order to, among other things, invest in new product development and enhancements and to maintain customer service and support centers worldwide. Credence cannot be certain that it will be able to compete successfully in the future.

Credence may not be able to deliver custom hardware options and software applications to satisfy specific customer needs in a timely manner.

Credence must develop and deliver customized hardware and software to meet its customers’ specific test requirements. The market requires Credence to manufacture these systems on a timely basis. Credence’s test equipment may fail to meet its customers’ technical or cost requirements and may be replaced by competitive equipment or an alternative technology solution. Credence’s inability to meet such hardware and software requirements could impact its ability to recognize revenue on the related equipment. Credence’s inability to provide a test system that meets requested performance criteria when required by a device manufacturer would severely damage its reputation with that customer. This loss of reputation may make it substantially more difficult for Credence to sell test systems to that manufacturer for a number of years which could have a material adverse effect on its business, financial condition or results of operations.

Credence relies on Spirox Corporation and customers in Taiwan for a significant portion of its revenues and the termination of this distribution relationship would materially adversely affect its business.

Spirox Corporation, a distributor in Taiwan that sells to end-user customers in Taiwan and China, accounted for approximately 18%, 19%, 20% and 13% of Credence’s net sales in the first quarter of fiscal 2004 and the fiscal years ended October 31, 2003, 2002 and 2001, respectively. Credence’s agreement with Spirox has no minimum purchase commitment and can be terminated for any reason on 180 days prior written notice. Consequently, Credence’s business, financial condition and results of operations could be materially adversely affected by the loss of or any reduction in orders by Spirox, any termination of the Spirox relationship, or the loss of any significant Spirox customer, including the potential for reductions in orders by assembly and tester service companies due to technical, manufacturing or reliability problems with Credence’s products or continued slow-

downs in the semiconductor industry or in other industries that manufacture products utilizing semiconductors. Credence’s ability to maintain or increase sales levels in Taiwan will depend upon:

•	Credence’s ability with Spirox to obtain orders from existing and new customers;

•	Credence’s ability to manufacture systems on a timely and cost-effective basis;

•	Credence’s ability to timely complete the development of its new hardware and software products;

•	Spirox and its end-user customers’ financial condition and success;

•	general economic conditions; and

•	Credence’s ability to meet increasingly stringent customer performance and other requirements and shipment delivery dates.

Credence’s long and variable sales cycle depends upon factors outside of its control and could cause it to expend significant time and resources prior to earning associated revenues.

Sales of Credence’s systems depend in part upon the decision of semiconductor manufacturers to develop and manufacture new semiconductor devices or to increase manufacturing capacity. As a result, sales of Credence’s products are subject to a variety of factors it cannot control. The decision to purchase Credence’s products generally involves a significant commitment of capital, with the attendant delays frequently associated with significant capital expenditures. For these and other reasons, Credence’s systems have lengthy sales cycles during which it may expend substantial funds and management effort to secure a sale, subjecting it to a number of significant risks, including a risk that Credence’s competitors may compete for the sale, a further downturn in the economy or other economic factors causing its customers to withdraw or delay their orders or a change in technological requirements of the customer. As a result, Credence’s business, financial condition and results of operations would be materially adversely affected by its long and variable sales cycle and the uncertainty associated with expending substantial funds and effort with no guarantee that a sale will be made.

Changes to financial accounting standards may affect Credence’s reported results of operations.

Credence prepares its financial statements to conform to generally accepted accounting principles, or GAAP. GAAP are subject to interpretation by the American Institute of Certified Public Accountants, the SEC and various bodies formed to interpret and create appropriate accounting policies. A change in those policies can have a significant effect on Credence’s reported results and may even affect its reporting of transactions completed before a change is announced. Accounting rules affecting many aspects of its business, including rules relating to accounting for business combinations, asset impairment, revenue recognition, restructuring or disposal of long-lived assets, arrangements involving multiple deliverables, consolidation of variable interest entities, employee stock purchase plans and stock option grants have recently been revised or are currently under review. Changes to those rules or current interpretation of those rules may have a material adverse effect on Credence’s reported financial results or on the way it conduct its business. For example, effective November 1, 1999, Credence changed its method of accounting for systems revenue based on guidance provided in SAB 101. Adoption of SAB 101 required Credence to restate its quarterly results for the seven fiscal quarters ended July 31, 2001 (see Note 1 of the Notes to the Consolidated Financial Statements in Credence’s Annual Report on Form 10-K for further discussion). In addition, the preparation of Credence’s financial statements in accordance with GAAP requires that it make estimates and assumptions that affect the recorded amounts of assets and liabilities, disclosure of those assets and liabilities at the date of the financial statements and the recorded amounts of expenses during the reporting period. A change in the facts and circumstances surrounding those estimates could result in a change to Credence’s estimates and could impact its future operating results.

Also, on June 29, 2001, the Financial Accounting Standards Board (“FASB”) pronounced under Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“FAS 142”), that purchased goodwill should not be amortized, but rather, it should be periodically reviewed for impairment. Such impairment could be caused by internal factors as well as external factors beyond Credence’s control. The FASB has further determined that, at the time goodwill is considered impaired, an amount equal to the impairment loss should be charged as an operating expense in the statement of operations. The timing of such an impairment (if any) of goodwill acquired in past and future transactions is uncertain and difficult to predict. Credence’s results of operations in periods following any such impairment could be materially adversely affected.

In addition, there has been an ongoing public debate whether employee stock option and employee stock purchase plans shares should be treated as a compensation expense and, if so, how to properly value such charges. If Credence were to elect or were required to record an expense for its stock-based compensation plans using the fair value method, Credence could have significant compensation charges. Although Credence is currently not required to record any compensation expense using the fair value method in connection with option grants that have an exercise price at or above fair market value and for shares issued under its employee stock purchase plan, it is possible that future laws or regulations will require Credence to treat all stock-based compensation as a compensation expense using the fair value method. On March 31, 2004, FASB issued a proposed statement which would eliminate the ability to account for share-based compensation transactions using Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and generally would require instead that such transactions be accounted for using the fair value based method.

Credence’s executive officers and certain key personnel are critical to its business.

Credence’s future operating results depend substantially upon the continued service of its executive officers and key personnel, none of whom are bound by a noncompetition agreement or employment agreement committing him to continued employment. Credence’s future operating results also depend in significant part upon its ability to attract and retain qualified management, manufacturing, technical, engineering, marketing, sales and support personnel. Competition for qualified personnel is intense, and Credence cannot ensure success in attracting or retaining qualified personnel. There may be only a limited number of persons with the requisite skills to serve in these positions and it may be increasingly difficult for Credence to hire personnel over time. Credence’s business, financial condition and results of operations could be materially adversely affected by the loss of any of its key employees, by the failure of any key employee to perform in his or her current position, or by its inability to attract and retain skilled employees.

Credence’s international business exposes it to additional risks.

International sales accounted for approximately 62%, 64%, 55%, and 61% of Credence’s total net sales for the first quarter of fiscal 2004, and for the fiscal years 2003, 2002 and 2001, respectively. Credence anticipates that international sales will continue to account for a significant portion of its total net sales in the foreseeable future. These international sales will continue to be subject to certain risks, including:

•	changes in regulatory requirements;

•	tariffs and other barriers;

•	political and economic instability;

•	the adverse effect of fears surrounding any recurrence of SARS on Credence’s business and sales and that of its customers, especially in Taiwan, Hong Kong and China;

•	an outbreak of hostilities in markets where Credence sells its products including Korea and Israel;

•	integration and management of foreign operations of acquired businesses;

•	foreign currency exchange rate fluctuations;

•	difficulties with distributors, joint venture partners, original equipment manufacturers, foreign subsidiaries and branch operations;

•	potentially adverse tax consequences;

•	the possibility of difficulty in accounts receivable collection;

•	greater difficulty in maintaining U.S. accounting standards; and

•	greater difficulty in protecting intellectual property rights.

Credence is also subject to the risks associated with the imposition of domestic and foreign legislation and regulations relating to the import or export of semiconductor equipment and software products. Credence cannot predict whether the import and export of its products will be adversely affected by changes in or new quotas, duties, taxes or other charges or restrictions imposed by the United States or any other country in the future. Any of these factors or the adoption of restrictive policies could have a material adverse effect on Credence’s business, financial condition or results of operations. Net sales to the Asia-Pacific region accounted for approximately 42% of Credence’s total net sales during the first quarter of fiscal 2004 and 38%, 42% and 38% of Credence’s total net sales in fiscal years 2003, 2002 and 2001, respectively, and thus demand for Credence’s products is subject to the risk of economic instability in that region and fears surrounding SARS and could continue to be materially adversely affected. Countries in the Asia-Pacific region, including Korea and Japan, have experienced weaknesses in their currency, banking and equity markets in the recent past. These weaknesses could continue to adversely affect demand for Credence’s products, the availability and supply of its product components and its consolidated results of operations. Further, many of Credence’s customers in the Asia-Pacific region built up capacity in ATE during fiscal 2000 in anticipation of a steep ramp up in wafer fabrication. However, this steep ramp up in output has not fully materialized leaving some customers with excess capacity.

No single foreign end-user customer accounted for more than 10% of Credence’s net sales during the first quarter of fiscal 2004 or in all of fiscal 2003. However, one end-user customer headquartered in Europe accounted for 10% of Credence’s net sales in fiscal 2003. Two end-user customers headquartered in Europe accounted for approximately 13% and 11%, respectively, of Credence’s net sales in fiscal 2001.

In addition, one of Credence’s major distributors, Spirox Corporation, is a Taiwan-based company. This subjects a significant portion of Credence’s receivables and future revenues to the risks associated with doing business in a foreign country, including political and economic instability, currency exchange rate fluctuations, fears related to SARS and regulatory changes. Disruption of business in Asia caused by the previously mentioned factors could continue to have a material impact on Credence’s business, financial condition or results of operations.

If the protection of proprietary rights is inadequate, Credence’s business could be harmed.

Credence attempts to protect its intellectual property rights through patents, copyrights, trademarks, maintenance of trade secrets and other measures, including entering into confidentiality agreements. However, Credence cannot be certain that others will not independently develop substantially equivalent intellectual property or that it can meaningfully protect its intellectual property. Nor can Credence be certain that its patents will not be invalidated, deemed unenforceable, circumvented or challenged, or that the rights granted thereunder will provide it with competitive advantages, or that any of its pending or future patent applications will be issued with claims of the scope it seeks, if at all. Furthermore, Credence cannot be certain that others will not develop similar products, duplicate its products or design around its patents, or that foreign intellectual property laws, or agreements into which it has entered will protect its intellectual property rights. Inability or failure to protect Credence’s intellectual property rights could have a material adverse effect upon its business, financial condition and results of operations. In addition, from time to time Credence encounters disputes over rights and obligations concerning intellectual property, including disputes with parties with whom it has licensed technologies. Credence cannot assume that it will prevail in any such intellectual property disputes. Credence has been involved in extensive, expensive and time-consuming reviews of, and litigation concerning, patent infringement claims.

Credence’s business may be harmed if it is found to infringe proprietary rights of others.

Credence has at times been notified that it may be infringing intellectual property rights of third parties and it has litigated patent infringement claims in the past. Credence expects to continue to receive notice of such claims in the future. Credence cannot be certain of success in defending patent infringement claims or claims for indemnification resulting from infringement claims. Some of its customers have received notices from the foundation of Mr. Jerome Lemelson alleging that the manufacture of semiconductor products and/or the equipment used to manufacture semiconductor products infringes certain patents issued to Mr. Lemelson. Credence has been notified by customers that it may be obligated to defend or settle claims that Credence’s products infringe Mr. Lemelson’s patents, and that if it is determined that the customers infringe Mr. Lemelson’s patents, those customers may intend to seek indemnification from Credence for damages and other related expenses.

Credence cannot be certain of success in defending current or future patent or other infringement claims or claims for indemnification resulting from infringement claims. Credence’s business, financial condition and results of operations could be materially adversely affected if it must pay damages to a third party or suffer an injunction or if it expends significant amounts in defending any such action, regardless of the outcome. With respect to any claims, Credence may seek to obtain a license under the third party’s intellectual property rights. Credence cannot be certain, however, that the third party will grant it a license on reasonable terms or at all. Credence could decide, in the alternative, to continue litigating such claims. Litigation has been and could continue to be extremely expensive and time consuming, and could materially adversely affect its business, financial condition or results of operations, regardless of the outcome.

Credence may be materially adversely affected by legal proceedings.

Credence has been and may in the future be subject to various legal proceedings, including claims that involve possible infringement of patent or other intellectual property rights of third parties. It is inherently difficult to assess the outcome of litigation matters, and there can be no assurance that Credence will prevail in any litigation. Any such litigation could result in substantial cost and diversion of Credence’s efforts, which by itself could have a material adverse effect on Credence’s financial condition and operating results. Further, adverse determinations in such litigation could result in loss of Credence’s property rights, subject Credence to significant liabilities to third parties, require Credence to seek licenses from third parties or prevent Credence from manufacturing or selling its products, any of which could materially adversely affect its business, financial condition or results of operations.

Terrorist attacks, terrorist threats, geopolitical instability and government responses thereto, may negatively impact all aspects of Credence’s operations, revenues, costs and stock price.

The terrorist attacks in September 2001 in the United States and ensuing events and the resulting decline in consumer confidence has had a material adverse effect on the economy. If consumer confidence does not fully recover, Credence’s revenues and profitability will continue to be adversely impacted in fiscal 2004 and beyond.

In addition, any similar future events may disrupt Credence’s operations or those of its customers and suppliers. Credence’s markets currently include Taiwan, Korea and Israel, which are experiencing political instability. In addition, these events have had and may continue to have an adverse impact on the U.S. and world economy, in general, and consumer confidence and spending in particular, which could harm Credence’s sales. Any of these events could increase volatility in the U.S. and world financial markets, which could harm Credence’s stock price and may limit the capital resources available to it and its customers or suppliers. This could have a significant impact on Credence’s operating results, revenues and costs and may result in increased volatility in the market price of its common stock.

Recently enacted and proposed changes in securities laws and regulations are likely to increase Credence’s costs.

The Sarbanes-Oxley Act of 2002 that became law in July 2002 requires changes in some of Credence’s corporate governance and securities disclosure or compliance practices. That Act also requires the SEC to promulgate new rules on a variety of subjects, in addition to rule proposals already made, and Nasdaq has revised and continues to revise its requirements for companies that are Nasdaq-listed. In particular, we expect to incur additional SG&A expense as we implement Section 404 of the Sarbanes-Oxley, which requires management to report on, and our independent auditors to attest to, our internal controls. Credence expects these developments to increase its legal compliance and financial reporting costs. Credence expects these developments to make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These developments could make it more difficult for Credence to attract and retain qualified members of its board of directors, or qualified executive officers. Credence is presently evaluating and monitoring regulatory developments and cannot estimate the timing or magnitude of additional costs it may incur as a result.

Credence is subject to anti-takeover provisions that could delay or prevent an acquisition of its company.

Provisions of Credence’s amended and restated certificate of incorporation, stockholders rights plan, equity incentive plans, bylaws and Delaware law may discourage transactions involving a change in corporate control. In addition to the foregoing, Credence’s classified board of directors, its stockholder rights plan and the ability of its board of directors to issue preferred stock without further stockholder approval could have the effect of delaying, deferring or preventing a third party from acquiring it and may adversely affect the voting and other rights of holders of its common stock.

Risks Related to NPTest’s Business

NPTest’s operating results could be harmed by the highly cyclical nature of the semiconductor industry and general economic slowdowns.

NPTest’s business and operating results depend in significant part upon capital expenditures of manufacturers of semiconductors, which in turn depend upon the current and anticipated market demand for these products. Historically, the semiconductor industry has been highly cyclical with recurring periods of over-supply, which often have had a severe negative effect on demand for test equipment, including systems manufactured and marketed by NPTest. During these periods, NPTest experienced significant reductions in customer orders. In the most recent downward cycle, NPTest’s net product revenue decreased from approximately $216.4 million in 2000 to approximately $149.5 million in 2001. It then increased to approximately $180.0 million in 2002 and decreased to approximately $163.1 million in 2003. During industry downturns when NPTest’s products are used less frequently, its services may also be adversely affected. The current industry slowdown has had, and future slowdowns may have, a material adverse effect on NPTest’s operating results.

The downturn in the semiconductor industry has affected the test equipment market more significantly than the overall capital equipment sector. The impact of this slowdown is magnified due to the high proportion of fixed costs in NPTest’s industry, including significant research and development, manufacturing and sales costs. The uncertainty regarding the growth rate of economies throughout the world has caused companies to reduce capital investment and may cause further reduction of such investments. These reductions have been particularly severe in the semiconductor equipment industry. If the worldwide economies rebound in the near future, NPTest does not know if its business will experience similar effects. If the worldwide economies do not rebound in the near future, NPTest expects that the growth it has recently experienced may not be sustainable and that its business may be harmed.

NPTest’s quarterly operating results fluctuate significantly from period to period and this may cause its stock price to decline.

In the past NPTest has experienced, and in the future it expects to continue to experience, fluctuations in revenue and operating results from quarter to quarter for a variety of reasons, including:

•	demand for and market acceptance of NPTest’s products as a result of the cyclical nature of the semiconductor equipment industry or otherwise, often resulting in reduced equipment sales during industry downturns and increased equipment sales during periods of industry recovery;

•	changes in the timing and terms of product orders by NPTest’s customers as a result of its customer concentration or otherwise, as the loss of a significant customer or reduced orders by that customer would likely adversely affect revenues in one or more quarters;

•	changes in the mix of products that NPTest offers, as well as the relative mix of its product and service offerings, thereby affecting its margins in a particular quarter;

•	timeliness of NPTest’s new product introductions and market acceptance of its new products, including its new Sapphire NP tester;

•	delays or problems in the planned introduction of new products, including new versions of NPTest’s Sapphire NP tester, which could result in the loss of anticipated revenue for a particular quarter and limited ability to contemporaneously reduce its costs;

•	competitive pressures resulting in lower selling prices arising from the current economic downturn in NPTest’s industry or otherwise;

•	adverse changes in the semiconductor and electronics industries, on which NPTest is particularly dependent, which would likely reduce overall demand for semiconductor equipment, including NPTest’s products;

•	NPTest’s competitors’ announcements of new products, services or technological innovations, which can, among other things, render NPTest’s products less competitive due to the rapid technological change in its industry;

•	NPTest’s inability to quickly reduce its costs in response to decreased demand for its products and services as many of its costs are fixed in nature;

•	disruptions in NPTest’s manufacturing or in the supply of components to it causing it to delay shipment of products; and

•	write-offs of excess or obsolete inventory.

Each of the risks indicated in the foregoing list applies to NPTest without regard to geographic or other boundaries as a result of the global nature of the semiconductor industry. As a result of these risks, NPTest believes that quarter-to-quarter comparisons of its revenue and operating results may not be meaningful, and that these comparisons may not be an accurate indicator of its future performance. Also, sales of a relatively limited number of NPTest systems account for a substantial portion of its net revenue in any particular quarter. Thus, changes in the timing or terms of a small number of transactions could disproportionately affect NPTest’s operating results in any particular quarter. Moreover, NPTest’s operating results in one or more future quarters may fail to meet the expectations of securities analysts or investors. If this occurs, NPTest would expect to experience an immediate and significant decline in the trading price of its stock.

Variations in the amount of time it takes for NPTest to sell its systems may cause fluctuations in its operating results.

Variations in the length of NPTest’s sales cycles could cause its net sales, and therefore its business, financial condition, operating results and cash flows, to fluctuate widely from period to period. These variations often are based upon factors partially or completely outside NPTest’s control. The factors that affect the length of time it takes for NPTest to complete a sale depend upon many elements including:

•	the complexity of the customer’s fabrication processes;

•	the willingness of customers to adopt new product platforms or products;

•	the availability of components from NPTest’s suppliers;

•	the internal technical capabilities and sophistication of the customer;

•	NPTest’s actual or perceived ability to scale its manufacturing processes to meet the customer’s requirements; and

•	the capital expenditures of NPTest’s customers.

As a result of these and a number of other factors influencing NPTest’s sales cycles with particular customers, the period between its initial contact with a potential customer and the time when it recognizes revenue from that customer, if ever, varies widely. NPTest’s product sales cycle typically can range from six to twenty-four months. Sometimes NPTest’s sales cycle can be much longer, particularly when the sales cycle involves developing new applications for its systems and technology or the introduction of new products. During these cycles, NPTest commits substantial resources to its sales efforts before receiving any revenue, and NPTest may never receive any revenue from a customer despite these sales efforts.

NPTest relies on a small number of customers for a significant portion of its revenues, and the termination of any of these relationships would adversely affect its business.

Intel Corporation accounted for 37% in 2001, 52% in 2002, and 41% in the combined twelve months ended December 31, 2003 of NPTest’s net revenue, and STMicroelectronics accounted for 18% in 2001, 10% in 2002, and 11% in the combined twelve months ended December 31, 2003 of NPTest’s net revenue. The combined twelve months ended December 31, 2003 information represents the sum of the financial data for the January 1, 2003 to July 29, 2003 period for NPTest, Inc. and the financial data for the period from inception to December 31, 2003 for NPTest. NPTest’s customers are generally not obligated by long-term contracts to purchase its systems and frequently evaluate competitive products prior to placing new orders. Furthermore, one of NPTest’s competitors is working with NPTest’s largest customer in the development and promotion of their open architecture initiative. If that initiative is successful, it could lead to that competitor gaining a larger percentage of that customer’s business for test equipment. The semiconductor industry is highly concentrated, and a small number of IC device manufacturers and assembly and test subcontractors account for a substantial portion of the purchases of IC test equipment generally, including NPTest’s diagnostic and test equipment. Consequently, NPTest’s business and operating results would be materially adversely affected by the loss of, or any reduction in orders by, any of its significant customers, particularly if NPTest were not able to replace that lost revenue with additional orders from new or existing customers.

If NPTest does not develop and maintain new customer relationships, its ability to generate revenue growth will be adversely affected.

NPTest’s ability to increase its sales will depend in part upon its ability to obtain orders from new customers. Obtaining orders from new customers is difficult because IC device manufacturers typically select one vendor’s systems for testing an entire generation of ICs and make substantial investments to develop related test program software and interfaces. Once a manufacturer has selected a test system vendor for a generation of ICs, that manufacturer is more likely to continue to purchase test systems from that vendor for that generation of ICs, as well as subsequent generations of ICs. If NPTest is unable to obtain new customers that adopt and implement its products and technology, its business will be harmed.

New customer acquisition can be a costly process. The development of new customer relationships can require substantial investment in research, development and manufacturing without any assurance from prospective customers that they will place significant orders. In addition, the length of time required to complete a sale varies widely, with some sales taking up to two years.

If NPTest does not continue to introduce new products and services that reflect advances in IC technology in a timely manner, its products and services will become obsolete, it will not achieve broad market penetration and its operating results will suffer.

The IC design and manufacturing industry into which NPTest sells its products is characterized by rapid technological changes, frequent new product and service introductions and evolving industry standards. The success of NPTest’s new product and service offerings will depend on several factors, including its ability to:

•	properly identify customer needs and anticipate technological advances and industry trends;

•	innovate, develop and commercialize new technologies and applications in a timely manner;

•	introduce and promote market acceptance of new products, such as NPTest’s new Sapphire NP tester;

•	adjust to changing market conditions;

•	manufacture and deliver NPTest’s products in sufficient volumes on time;

•	price NPTest’s products competitively and maintain effective marketing strategies; and

•	differentiate NPTest’s offerings from its competitors’ offerings.

Many of NPTest’s products are used by its customers to develop, test and manufacture their new products. NPTest therefore must anticipate industry trends and develop products in advance of the commercialization of its customers’ products. Development of new products generally requires a substantial investment before NPTest can determine the commercial viability of these innovations. The future success of NPTest’s new technologies, products and services depends on broad acceptance among its customers. In addition, new methods of testing ICs, such as self-testing ICs, may be developed which render NPTest’s products uncompetitive or obsolete. If NPTest fails to adequately predict its customers’ needs and technological advances, it may invest heavily in research and development of products and services that do not lead to significant revenue, or it may fail to invest in technology necessary to meet changing customer demands. Without the timely introduction of new products, services and enhancements that reflect these changes, NPTest’s products and services will likely become technologically obsolete and its revenue and operating results would suffer.

If NPTest is not able to successfully market and sell its new Sapphire NP platform, its revenue and financial condition will be adversely affected.

NPTest’s success will depend in large part upon broad adoption of its new Sapphire NP platform. NPTest is currently devoting and intends to continue to devote significant resources to the development, production and commercialization of the Sapphire NP products. The sale of new products, such as the Sapphire NP tester, is subject to acceptance criteria which could delay the recognition of revenue. Typically, these acceptance criteria will consist of testing to ensure the tester conforms to published specifications and will not include any customer-specific acceptance criteria. Only a small number of products in the IC test equipment market have achieved broad market acceptance. Accordingly, NPTest cannot be sure that the Sapphire NP platform will achieve market acceptance or generate substantial revenue. Furthermore, existing and prospective customers may not order any of NPTest’s current products as they assess the Sapphire NP platform and the degree to which it is accepted in the market. The success of Sapphire NP depends upon a number of factors, including:

•	willingness of NPTest’s customers to invest in a new testing platform;

•	NPTest’s ability to timely and efficiently manufacture the product;

•	the product’s performance and reliability at customer locations;

•	NPTest’s ability to effectively install and support the product;

•	NPTest’s ability to continually offer enhancements to the platform; and

•	NPTest’s ability to effectively market and sell the platform worldwide.

Delays in introducing Sapphire NP or in NPTest’s ability to obtain customer acceptance would delay the recognition of revenue by NPTest. If the Sapphire NP platform has actual or perceived reliability, quality or other problems, NPTest may suffer reduced orders, higher manufacturing costs, delays in collecting accounts receivable and higher service, support and warranty expenses, and/or inventory write-offs, among other effects. In addition, Sapphire NP runs on software that NPTest developed internally, as well as Microsoft Windows-based operating software. If viruses or other problems develop in this software, the operation of the Sapphire NP tester could be adversely affected. NPTest believes that the acceptance, volume production, timely delivery and customer satisfaction of its Sapphire NP platform is of critical importance to its future financial results. As a result, NPTest’s inability to correct any technical, reliability, parts shortages or other difficulties or to manufacture and ship the Sapphire NP testers on a timely basis to meet customer requirements could damage NPTest’s relationships with current and prospective customers and would materially adversely affect its business, financial condition and results of operations.

If NPTest discovers problems in the design or development of its new Sapphire NP platform, its business would be harmed.

NPTest’s new Sapphire NP platform is continuing to undergo further development, modification and enhancement. Successful development of Sapphire NP is dependent on a number of factors, including:

•	further development and improvement of the product design;

•	timely and efficient achievement of product hardware and software engineering milestones; and

•	successful achievement of functionality and reliability standards.

NPTest began to ship its Sapphire NP tester in the fourth quarter of 2003. As this is a new product, these shipments are likely to continue to be subject to acceptance criteria that could delay the recognition of revenue from these sales. Typically, these acceptance criteria will consist of testing to ensure the tester conforms to published specifications and will not include any customer-specific acceptance criteria. At introduction, Sapphire NP has been made available in less complex configurations targeted at markets that require cost effective test solutions. NPTest’s future operating results will depend in large part upon its ability to successfully introduce and commercialize a range of Sapphire NP products, many of which are not yet available and are under development. NPTest experienced delays from time to time in the development of the Sapphire NP platform. More complex configurations of the Sapphire NP, which NPTest plans to introduce in the future, will require additional software and hardware development and the development of new ICs. Unanticipated difficulties or delays in further design and development of the Sapphire NP platform could lead to increased production costs and could adversely impact NPTest’s ability to take customer orders, ship products and fulfill contractual obligations in a timely manner. As a result, NPTest’s relationship with its customers could be harmed and its business, financial condition and results of operations could be materially adversely affected.

Existing customers may be unwilling to bear expenses associated with transitioning to a new product.

The expense to NPTest’s customers of transitioning to a new product can be significant. Certain customers may be unwilling, or unable, to bear the increased costs of migrating to a new testing platform, particularly during the current industry downturn. This may make it difficult to market and sell new products, such as the Sapphire NP tester, to customers, including NPTest’s existing customers, at least in the short-term. In addition, as NPTest introduces new products, such as Sapphire NP testers, it cannot predict with certainty if and when its customers will transition to those products.

If NPTest fails to plan the production of products accurately, it could incur inventory losses.

Given the nature of the markets in which NPTest participates, it cannot reliably predict future revenue or profitability. Accordingly, NPTest must order components and build some inventory in advance of the receipt of actual purchase orders. Furthermore, purchase orders may be cancelled or postponed, generally without penalty to the customer. If NPTest does not obtain orders as it anticipates, it could have excess inventory for a specific product that it would not be able to sell to any other customer, likely resulting in inventory write-offs, which could have a material adverse effect on its business, financial condition and results of operations.

Failure in NPTest’s ability to effectively design custom ICs or to develop the software and hardware used for its products would harm its business.

NPTest customizes ICs and develops software and hardware as part of the production of many of its products. Design defects in the custom ICs or in the software used for NPTest’s products could cause delays in the manufacturing and shipment of its products. Such delays may adversely affect customer relationships, as well as NPTest’s business, financial condition and results of operations.

Products that do not meet customer specifications or contain defects that harm NPTest’s customers could damage its reputation and cause it to lose customers and revenue.

The complexity and ongoing development of NPTest’s products could lead to design or manufacturing problems. NPTest’s test equipment may fail to meet its customers’ technical requirements and may harm its customers’ business. If any of NPTest’s products fail to meet specifications or have reliability or quality problems, its reputation could be damaged significantly and customers might be reluctant to buy its products, which could result in a decline in revenues, an increase in product returns and the loss of existing customers or the failure to attract new customers.

NPTest’s historical financial information may not be representative of NPTest’s results as a separate company.

In July 2003, Francisco Partners acquired what is now NPTest and its subsidiaries from Schlumberger (the “Schlumberger transaction”). NPTest’s combined financial statements have been derived in part from the combined financial statements of Schlumberger. Accordingly, the historical financial information NPTest has included in this document does not necessarily reflect what NPTest’s financial position, operating results and cash flows would have been had NPTest been a separate, stand-alone entity during the periods presented. Schlumberger did not account for NPTest, and NPTest was not operated, as a separate, stand-alone entity during the periods in which NPTest was owned by Schlumberger.

During the periods in which NPTest was owned by Schlumberger, certain amounts of Schlumberger’s corporate expenses, including legal, accounting, employee benefits, real estate, insurance services, information technology services, treasury and other corporate and infrastructure costs, although not directly attributable to NPTest’s operations, were allocated to NPTest until the third quarter of 2002 on a basis that Schlumberger and NPTest considered to be a reasonable reflection of the utilization of services provided or the benefit received by NPTest. However, the financial information included in this document may not reflect NPTest’s combined financial position, operating results, changes in equity and cash flows in the future or what they would have been had NPTest been a separate, stand-alone entity during the periods in which NPTest was owned by Schlumberger.

NPTest may not be able to fund its future capital requirements from its operations.

NPTest made capital expenditures of $4.0 million in 2001, $5.3 million in 2002, and $5.6 million in the combined twelve months ended December 31, 2003. The combined twelve months ended December 31, 2003 information represents the sum of the financial data for the January 1, 2003 to July 29, 2003 period for NPTest,

Inc. and the financial data for the period from inception to December 31, 2003 for NPTest. During the periods in which NPTest, Inc. was owned by Schlumberger, Schlumberger provided funds to finance NPTest, Inc.’s working capital or other cash requirements. However, since NPTest, Inc.’s acquisition by Francisco Partners, Schlumberger no longer provides these funds. NPTest’s future capital requirements will depend on many factors, including the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products and enhancements to existing products, the cost to ensure access to adequate manufacturing capacity, and the market acceptance of NPTest’s products. To the extent that existing cash and cash equivalents, together with any cash from operations, are insufficient to fund NPTest’s future activities, it may require additional funds to finance its operations. Future equity financings could be dilutive to the existing holders of common stock. Future debt financings could involve restrictive covenants. If NPTest does not receive funding, if and when needed, it may not be able to develop or enhance its products and services, take advantage of future opportunities, grow its business or respond to competitive pressures or unanticipated requirements, which could materially adversely affect its business, financial condition and results of operations.

NPTest faces substantial competition which, among other things, may lead to price pressure and adversely affect its sales.

NPTest faces substantial competition throughout the world in each of its product areas. NPTest’s competitors include Advantest, Agilent Technologies, Credence (subject to the completion of the acquisition), FEI Company, Hamamatsu, LTX Corporation and Teradyne. As noted previously, on February 23, 2004, NPTest announced that it had entered into a definitive agreement pursuant to which Credence, a leading provider of design-to-test solutions for the worldwide semiconductor industry, will acquire NPTest. Some of these competitors have substantially greater financial resources and more extensive engineering, manufacturing, marketing and customer support capabilities than NPTest does. NPTest expects its competitors to continue to improve the performance of their current products and to introduce new products, new technologies or services that could adversely affect sales of NPTest’s current and future products and services. NPTest may not be able to compete effectively with these competitors.

NPTest’s competitors may also elect to reduce the price of their products leading to a reduction in average selling prices throughout its industry. The overall demand for test equipment is not likely to increase as prices are reduced. Accordingly, price reductions may limit NPTest’s opportunities for growth as the overall size of the test equipment market may be reduced and could result in reduced sales.

Economic, political and other risks associated with international sales and operations, particularly in Asia, could adversely affect NPTest’s sales.

Because NPTest sells its products and services worldwide, its business is subject to risks associated with doing business internationally. NPTest’s revenue originating outside the United States, including export sales from its United States manufacturing facilities to foreign customers and sales by its foreign subsidiaries and branches, as a percentage of its total net revenue, was 60.7% in 2001, 47.6% in 2002, and 50.1% in the combined twelve months ended December 31, 2003. The combined twelve months ended December 31, 2003 information represents the sum of the financial data for the January 1, 2003 to July 29, 2003 period for NPTest, Inc. and the financial data for the period from inception to December 31, 2003 for NPTest Holding Corporation. In particular, the economies of Asia have been highly volatile and subject to recessions in the past, resulting in significant fluctuations in local currencies and other instabilities. Many countries in Asia have recently been affected by the occurrence of severe acute respiratory syndrome, or SARS. These instabilities continue and may occur again in the future. NPTest’s exposure to the business risks presented by the economies of Asia will increase to the extent that it continues to expand its operations in that region. An outbreak of SARS could result in delay in customer acceptance of NPTest’s products or prevent it from installing or servicing its products sold in the affected region.

International turmoil, exacerbated by the war in Iraq, and the escalating tensions in North Korea have contributed to an uncertain political and economic climate, both in the United States and globally, which may affect NPTest’s ability to generate revenue on a predictable basis. In addition, terrorist attacks and the threat of future terrorist attacks, both domestically and internationally, have negatively impacted an already weakened worldwide economy. As NPTest sells products both in the United States and internationally, the threat of future terrorist attacks may adversely affect NPTest’s business. These conditions make it difficult for NPTest and its customers to accurately forecast and plan future business activities and could have a material adverse effect on NPTest’s business, financial condition and results of operations.

NPTest is subject to risks associated with currency fluctuations.

NPTest sells its products and services and incurs a variety of costs outside of the United States. Therefore, NPTest is exposed to foreign currency exchange movements, particularly in the Euro, the Japanese Yen and, to a lesser extent, the British Pound. With respect to revenue, NPTest’s primary exposure exists during the period between execution of a purchase order denominated in a foreign currency and collection of the related receivable. During this period, changes in the exchange rates of the foreign currency to the U.S. Dollar will affect NPTest’s revenue, cost of revenue and operating margins and could result in exchange losses. While a significant portion of NPTest’s purchase orders to date have been denominated in U.S. Dollars, competitive conditions may require NPTest to enter into an increasing number of purchase orders denominated in foreign currencies. NPTest incurs a variety of costs in foreign currencies, including some of its manufacturing costs, components and sales costs. While NPTest has not entered into foreign currency hedging arrangements in the past, it may do so in the future. NPTest cannot assure you that any hedging transactions it may enter into will be effective or will not result in foreign exchange hedging losses.

The technology labor market is very competitive, and NPTest’s business will suffer if it is not able to hire and retain key personnel.

NPTest’s future success depends in part on the continued service of its key executive officers, as well as its research, engineering, sales, marketing, manufacturing and administrative personnel, most of whom are not subject to employment or non-competition agreements. In addition, competition for qualified personnel in the technology area is intense, and NPTest operates in several geographic locations where labor markets are particularly competitive, including the Silicon Valley region of Northern California where NPTest’s headquarters and central research and development laboratories are located. NPTest’s business is particularly dependent on expertise which only a very limited number of engineers possess. The loss of any of NPTest’s key employees, or a broader loss of any of NPTest’s employees who are highly-skilled in the specialized sector of IC technology, would materially adversely affect NPTest’s business, financial condition and results of operations.

NPTest’s dependence on subcontractors and sole source suppliers may prevent it from delivering an acceptable product on a timely basis.

NPTest relies on subcontractors to manufacture certain subassemblies for its products, and it relies on both single source and sole source suppliers, some of whom are relatively small in size, for many of the components NPTest uses in its products. As custom ICs are found in virtually every product that NPTest sells, virtually all of NPTest’s products contain some components from sole source suppliers. NPTest’s reliance on subcontractors gives it less control over the manufacturing process and exposes it to significant risks, especially inadequate capacity, late delivery, substandard quality and high costs. Additionally, NPTest’s subcontractors and suppliers are generally under no obligation to provide NPTest with material for as long as NPTest’s requirements may exist. As a result, the loss or failure to perform by any of these providers could adversely affect NPTest’s business and operating results.

In addition, the manufacturing of certain components and subassemblies is an extremely complex process. Therefore, if a supplier became unable to provide the volume of parts required on a timely basis, or at an acceptable price, NPTest would have to identify and qualify acceptable replacements from alternative sources of supply, or manufacture such components internally. The process of qualifying new subcontractors and new suppliers, or initiating manufacturing internally for these complex components is a lengthy process and could also materially adversely affect NPTest’s business, financial condition and results of operations.

Third parties may claim NPTest is infringing their intellectual property, and NPTest could suffer significant litigation or licensing expenses or be prevented from selling its products or services.

Third parties may claim that NPTest is infringing their intellectual property rights and NPTest may be unaware of intellectual property rights of others that may cover some of NPTest’s technology, products and services. Any litigation regarding patents or other intellectual property could be costly and time-consuming, and divert NPTest’s management and key personnel from NPTest’s business operations. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement might also require NPTest to enter into costly royalty or license agreements. However, NPTest may not be able to obtain royalty or license agreements on terms acceptable to it, or at all. NPTest also may be subject to significant damages or injunctions against development and sale of certain of its products and services.

NPTest often relies on licenses of intellectual property useful for its business. These licenses may not be available in the future on favorable terms, or at all. In addition, NPTest’s position with respect to the negotiation of licenses may change as a result of its acquisition from Schlumberger or as a result of its proposed acquisition by Credence. The loss of any of these licenses could harm NPTest’s business, financial condition and results of operations.

Third parties may infringe NPTest’s intellectual property, and NPTest may expend significant resources enforcing NPTest’s rights or suffer competitive injury.

NPTest’s success depends in large part on its proprietary technology. NPTest relies on a combination of patents, copyrights, trademarks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect its proprietary rights. If NPTest fails to successfully enforce its intellectual property rights, its competitive position could suffer, which could harm its operating results.

NPTest’s pending patent and trademark registration applications may not be allowed or competitors may challenge the validity or scope of these patent applications or trademark registrations. In addition, NPTest’s patents may not provide it with a significant competitive advantage.

NPTest may be required to spend significant resources to monitor and protect its intellectual property rights. NPTest may not be able to detect infringement and may lose competitive position in the market before it does so. In addition, competitors may design around NPTest’s technology or develop competing technologies. Intellectual property rights may also be unavailable or limited in some foreign countries, which could make it easier for competitors to capture market share in those countries.

In the event that environmental contamination were to occur as a result of NPTest’s ongoing operations, NPTest could be subject to substantial liabilities in the future.

NPTest’s manufacturing processes involve the use of substances regulated under various international, federal, state and local laws governing the environment. The failure or inability to comply with existing or future laws could result in significant remediation liabilities, the imposition of fines or the suspension or termination of production. Schlumberger has agreed to indemnify NPTest for up to three years from the acquisition date for environmental liabilities resulting from operations conducted prior to NPTest Holding Corporation’s acquisition of the NPTest, Inc. business. However, NPTest is responsible for any liabilities resulting from its operation of the business after the acquisition and also for future costs of compliance with these laws. In addition, NPTest may not be aware of all conditions that could subject it to liability.

If NPTest’s facilities were to experience catastrophic loss due to natural disasters, its operations would be seriously harmed.

Several of NPTest’s facilities could be subject to a catastrophic loss caused by natural disasters, including fires and earthquakes. NPTest has significant facilities in areas with above average seismic activity, such as NPTest’s production facilities and headquarters in California. If any of these facilities were to experience a catastrophic loss, it could disrupt NPTest’s operations, delay production and shipments, reduce revenue and result in large expenses to repair or replace the facility. NPTest does not carry catastrophic insurance policies which cover potential losses caused by earthquakes.

FORWARD LOOKING STATEMENTS

This document and the documents incorporated by reference into this document contain forward looking statements within the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to Credence’s and NPTest’s financial conditions, results of operations and businesses, and on the expected impact of the merger on Credence’s and NPTest’s financial performance. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “likely to” and similar expressions identify forward looking statements. In addition, forward looking statements in this document include the following:

•	Credence’s and NPTest’s anticipation that neither company will pay any cash dividends in the foreseeable future;

•	Credence’s and NPTest’s estimates regarding their respective direct transaction costs associated with the merger;

•	Credence’s and NPTest’s beliefs regarding potential charges to operations that the combined entity may incur in the quarter in which the merger is completed or the following quarters to reflect costs associated with integrating the two companies;

•	Credence’s and NPTest’s intention that a merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and the anticipation that most NPTest stockholders will be required to treat any recognized gain as capital gain;

•	Credence’s belief that this acquisition will be accretive in 2005 and will generate more revenue and more profit per share than Credence or NPTest would have on their own and, in turn, will increase stockholder value;

•	Credence’s and NPTest’s belief that the acquisition will give their customers the most cost effective solutions from design-to-test;

•	Credence’s and NPTest’s belief that the acquisition should strengthen their combined position as a design-to-test leader in the industry;

•	Credence’s and NPTest’s expectation that the acquisition will form a large and diversified semiconductor ATE company;

•	Credence’s intent to introduce new products and new product enhancements, including new products that combine NPTest’s products and intellectual property with Credence’s products and intellectual property;

•	Credence’s intent to pursue additional future acquisitions;

•	Credence’s and NPTest’s intent to devote significant resources to development, production and commercialization of new products;

•	Credence’s anticipation that international sales will account for a significant portion of its total net sales;

•	NPTest’s expectation that the Credence common stock will have a much larger market capitalization after the completion of the merger;

•	NPTest’s belief that the merger with Credence represents the transaction most favorable to the NPTest stockholders;

•	Credence’s belief that the merger and the issuance of the Credence securities is in the best interest of the Credence stockholders;

•	Credence’s intent to enter into employment arrangements with certain NPTest employees;

•	NPTest’s belief that the recovery in the semiconductor industry will lead to demand for more cost-effective test products;

•	NPTest’s expectation that the Sapphire NP platform will improve cost efficiency and NPTest’s plan to continue to innovate for cost efficiency;

•	NPTest’s intention to provide systems that facilitate the transition to lower cost test strategies;

•	NPTest’s plan to penetrate the fabless semiconductor and subcontractor markets;

•	NPTest’s plan to build on its success in selling its EXA platform;

•	NPTest’s intention to continue to develop strategic relationships with leading semiconductor companies;

•	NPTest’s intent to continue to pursue new collaborations;

•	NPTest’s intent to continue to develop systems and software which allow design and manufacturing test engineers to collaborate and to operate on a common hardware and software platform;

•	NPTest’s belief that it has increased the productivity of its customer service;

•	NPTest’s expectation to continue its arrangement with Flextronic;

•	NPTest’s belief that its existing facilities are adequate;

•	NPTest’s expectation that its actual results may differ from certain estimates and assumptions made by NPTest;

•	the financial results set forth in the unaudited pro forma condensed combined consolidated financial statements; and

•	NPTest’s and NPTest, Inc.’s belief that its cash and cash equivalents will be sufficient to meet its anticipated needs.

All forward looking statements included in this document are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward looking statements. Some of the factors that may cause actual results to differ materially from those contemplated by such forward looking statements include, but are not limited to, the following possibilities:

•	combining the businesses of Credence and NPTest may cost more than is currently expected;

•	the timing of the completion of the proposed merger may be materially delayed or prohibited;

•	general economic conditions or conditions in securities markets may be less favorable than currently anticipated;

•	expected cost savings from the merger may not be fully realized or realized within the expected time frame;

•	integrating the businesses of Credence and NPTest and retaining key personnel may be more difficult than expected;

•	contingencies may arise of which Credence and NPTest are not currently aware or of which Credence and NPTest underestimated the significance;

•	the combined company’s revenues after the merger may be lower than expected;

•	the combined company may lose more business, customers or suppliers after the merger than Credence and NPTest currently expect, or the combined company’s operating costs may be higher than Credence and NPTest currently expect; or

•	development costs, anticipated completion, introduction and projected revenues from Credence’s and/or NPTest’s new and developing products and technologies may be materially different than currently anticipated.

Some of these factors and additional risks and uncertainties are further discussed under “Risk Factors” beginning on page 24 of this document. Because such forward looking statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such statements. NPTest stockholders and Credence stockholders are cautioned not to place undue reliance on such statements, which speak only as of the date of this document or the date of any document incorporated herein by reference.

THE STOCKHOLDER MEETINGS

General.

Credence. The Credence stockholders’ special meeting is being held so that stockholders of Credence may consider and vote to approve the issuance of Credence securities to the stockholders of NPTest in the merger, and to transact any other business that properly comes before the special meeting or any adjournment of the special meeting. Additionally, Credence stockholders may be asked to vote upon a proposal to adjourn or postpone the special meeting. Any adjournment or postponement could be used for the purpose of allowing additional time for soliciting additional votes to approve the issuance of Credence securities to the NPTest stockholders, or to satisfy other conditions to closing that the parties elect to satisfy prior to the Credence stockholder vote.

This proxy statement, together with a notice of special meeting and a form of proxy, is being provided to Credence stockholders in connection with the solicitation of proxies by the Credence board of directors for use at the special meeting of Credence stockholders. The special meeting of the Credence stockholders will be held at 10:00 a.m. on May 27, 2004 at Credence’s executive offices, located at 1421 California Circle, Milpitas, California 95035, or at any adjournment, postponement or rescheduling of that meeting.

This document and the accompanying notice of special meeting and form of proxy are first being mailed to stockholders of Credence on or about April 21, 2004.

NPTest. The NPTest stockholders’ special meeting is being held so that stockholders of NPTest may consider and vote upon a proposal to approve the Agreement and Plan of Reorganization, dated as of February 22, 2004 by and among Credence, Cataline Corporation and NPTest, and to transact any other business that properly comes before the special meeting or any adjournment of the special meeting. Additionally, NPTest stockholders may be asked to vote upon a proposal to adjourn or postpone the special meeting. Any adjournment or postponement could be used for the purpose of allowing additional time for soliciting additional votes to approve the merger agreement or to satisfy other conditions to closing that the parties elect to satisfy prior to the NPTest stockholder vote. Approval of the merger agreement will also constitute approval of the merger and the other transactions contemplated by the merger agreement.

This document, together with a notice of special meeting and a form of proxy, is being provided to NPTest stockholders in connection with the solicitation of proxies by the NPTest board of directors for use at the special meeting of NPTest stockholders. The special meeting of the NPTest stockholders will be held at 9:00 a.m. on May 27, 2004 at 150 Baytech Drive, San Jose, California, 95134, or at any adjournment, postponement or rescheduling of that meeting.

This document and the accompanying notice of special meeting and form of proxy are first being mailed to stockholders of NPTest around April 21, 2004.

Matters to be Considered.

Credence. At the Credence special meeting and any adjournment or postponement thereof, Credence stockholders will be asked:

•	to consider and vote upon a proposal to approve the issuance of shares of Credence securities to the NPTest stockholders pursuant to the merger; and

•	to transact any other business that may properly come before the meeting.

NPTest. At the NPTest special meeting and any adjournment or postponement thereof, NPTest stockholders will be asked:

•	to consider and vote upon a proposal to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement; and

•	to transact any other business that may properly come before the meeting.

Recommendation of the Boards of Directors.

Credence. The Credence board of directors unanimously approved the merger agreement, the merger, the issuance of Credence securities pursuant to the merger and the other transactions related to the merger and contemplated by the merger agreement. The Credence board of directors believes that the merger is in the best interest of Credence.

THE CREDENCE BOARD UNANIMOUSLY RECOMMENDS THAT CREDENCE STOCKHOLDERS VOTE “FOR” THE ISSUANCE OF CREDENCE SECURITIES TO THE NPTEST STOCKHOLDERS PURSUANT TO THE MERGER.

NPTest. The NPTest board of directors unanimously approved the merger agreement, the merger and the other transactions related to the merger and contemplated by the merger agreement. The NPTest board of directors believes that the merger is in the best interest of NPTest and its stockholders.

THE NPTEST BOARD UNANIMOUSLY RECOMMENDS THAT NPTEST STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE MERGER AGREEMENT, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT.

In considering such recommendations, Credence stockholders and NPTest stockholders should be aware that Credence and NPTest have agreed to provide certain employment, severance and indemnification arrangements to certain directors and officers of NPTest. (See “The Merger—Interests of NPTest’s Officers and Directors in the Merger” beginning on page 83 of this document).

Record Date and Vote Required.

Credence. The Credence board of directors has fixed April 15, 2004 as the record date for determining the Credence stockholders who are entitled to notice of and to vote at the Credence special meeting. Only Credence stockholders of record at the close of business on the record date will receive notice of, and be entitled to vote at, the special meeting of Credence stockholders.

At the close of business on the record date, there were 64,267,853 shares of Credence common stock outstanding and entitled to a vote, held by 243 record holders. A majority of these shares must be represented, in person or by proxy, at the Credence special meeting in order to constitute a quorum. A quorum must be present before a vote can be taken on the issuance of Credence securities, or any other matter, except adjournment or postponement of the meeting due to the absence of a quorum. Abstentions, but not shares held in Credence’s treasury, will be counted for purposes of determining the presence of a quorum, but not present for purposes of approving the proposal, at the Credence special meeting.

Each share of Credence common stock entitles its holder to cast one vote on each matter submitted to a vote at the Credence special meeting. For the issuance of Credence securities pursuant to the merger to be approved under the rules of the Nasdaq National Market, at least a majority of the shares of Credence common stock present in person or by proxy at the Credence special meeting must be voted for the issuance of Credence securities pursuant to the merger. In the event that stockholders are asked to vote on a proposal to adjourn or postpone the Credence special meeting to permit solicitation of additional proxies, approval of that proposal would require the affirmative vote of holders of at least a majority of the shares of Credence common stock present in person or represented by proxy at the meeting.

As of April 15, 2004, the record date for the Credence stockholders special meeting, directors and executive officers of Credence beneficially owned 2,615,270 of the outstanding shares of Credence common stock (which shares of Credence common stock underlying options exercisable by such directors and executive officers within 60 days of April 15, 2004), which represented approximately 4% of the shares of Credence common stock then outstanding assuming exercise of options held by such directors and executive officers exercisable within 60 days of April 15.

NPTest. The NPTest board of directors has fixed April 15, 2004 as the record date for determining the NPTest stockholders who are entitled to notice of and to vote at the special meeting. Only NPTest stockholders of record at the close of business on the record date will receive notice of, and be entitled to vote at, the special meeting of NPTest stockholders.

At the close of business on the record date, there were 39,986,572 shares of NPTest common stock outstanding and entitled to a vote, held by less than 100 record holders. A majority of these shares must be represented, in person or by proxy, at the NPTest special meeting in order to constitute a quorum. A quorum must be present before a vote can be taken on the adoption of the merger agreement, or any other matter except adjournment or postponement of the meeting due to the absence of a quorum. Abstentions, but not shares held in NPTest’s treasury, will be counted for purposes of determining the presence of a quorum at the NPTest special meeting.

Each share of NPTest common stock entitles its holder to cast one vote on each matter submitted to a vote at the NPTest special meeting. For the merger to be approved under Delaware law and NPTest’s certificate of incorporation, at least a majority of the outstanding shares of NPTest common stock on the record date must be voted for the adoption and approval of the merger agreement and the merger. In the event that stockholders are asked to vote on a proposal to adjourn or postpone the NPTest special meeting to permit solicitation of additional proxies, approval of that proposal would require the affirmative vote of holders of at least a majority of the shares of NPTest common stock present in person or represented by proxy at the meeting.

As of April 15, 2004, the record date for the NPTest stockholders special meeting, NPTest Holding, LLC beneficially owned 25,379,550 of the outstanding shares of NPTest common stock, which represented approximately 63% of the shares of NPTest common stock then outstanding. NPTest Holding, LLC has executed a voting agreement agreeing to vote not less than 50.1% of all shares of NPTest common stock beneficially owned by it to approve the merger and the merger agreement. Accordingly, pursuant to the voting agreement, at least approximately 32% of all outstanding shares of NPTest common stock entitled to vote at the special meeting will be voted in favor of the merger and the merger agreement will be approved if only an additional approximately 18% of the shares of NPTest vote in favor of the merger. As of April 15, 2004, the record date for the NPTest stockholder special meeting, NPTest Holding, LLC, together with directors, officers and affiliates beneficially held approximately 25,386,572 shares of NPTest common stock (in addition to no shares of NPTest common stock underlying options exercisable by such directors, officers and affiliates within 60 days of April 15, 2004, excluding options to purchase shares that will vest immediately prior to the closing of the merger as a result of the merger), representing approximately 63% of all outstanding shares of NPTest common stock entitled to vote at the special meeting as of April 15, 2004. Directors, executive officers and affiliates of NPTest are not expected to exercise any of their options prior to the effective date of the merger. For more information about the terms of this voting agreement, please see the section of this document titled “The Voting Agreement, the Lock-up Agreement and the Registration Rights Agreement” beginning on page 132.

Proxies.

Credence. This document is being furnished to Credence stockholders in connection with the solicitation of proxies by the Credence board of directors for use at the special meeting of Credence stockholders. It is accompanied by a form of proxy card.

Credence stockholders should complete, sign and return the proxy card if they will not be able to attend the special meeting in person. A Credence stockholder who submits a proxy and later changes his or her mind as to his or her vote, or decides to attend the meeting in person, may revoke his or her proxy at any time before the vote at the Credence special meeting by (1) notifying the corporate secretary of Credence in writing of the revocation, either by mail, by fax or by delivering such revocation in person, or (2) completing, signing and returning a proxy with a later date again, either by mail, fax or delivery of such later proxy in person. In addition, a Credence stockholder may revoke a prior proxy by attending the Credence special meeting and voting in person. However, mere attendance alone at the special meeting by a Credence stockholder who has signed a proxy, but has not provided a notice of revocation or request to vote in person to Credence’s secretary is not sufficient to revoke such stockholder’s proxy.

All shares of Credence common stock represented by properly executed proxies that Credence receives by mail, facsimile or in person before or at the Credence special meeting will, unless the proxies are revoked, be voted in accordance with the instructions indicated thereon. If a properly executed proxy is returned but contains no voting instructions, the shares of Credence common stock represented by the proxy will be voted “FOR” the issuance of Credence securities pursuant to the merger unless the shares are held in a brokerage account. If a properly executed proxy is returned to Credence and the stockholder has abstained from voting on the issuance of securities pursuant to the merger agreement, Credence common stock represented by the proxy will be considered present at the special meeting for purposes of determining a quorum, but will not be considered to have been voted in favor of the issuance of securities pursuant to the merger agreement. In the event that Credence stockholders are asked to vote on a proposal to adjourn or postpone the Credence special meeting to permit the solicitation of additional proxies and no directions on this proposal are indicated, proxies that indicate a vote in favor of the issuance of securities pursuant to the merger agreement will be voted “FOR” the proposal to postpone or adjourn, proxies that indicate a vote against issuance of securities pursuant to the merger agreement will be voted “AGAINST” the proposal to postpone or adjourn, and proxies that abstain from a vote on the issuance of securities pursuant to the merger agreement will be voted “FOR” the adjournment or postponement.

If a Credence stockholder holds their shares of Credence common stock in a brokerage account, the brokers holding such shares in “street name” may vote the shares only if the stockholder provides the broker with appropriate instructions. If an executed proxy is returned to Credence by a broker holding shares of Credence common stock in street name which indicates that the broker does not have discretionary authority to vote on the issuance of securities pursuant to the merger agreement, the shares will be considered present at the meeting for purposes of determining the presence of a quorum, but will not be considered to have been voted in favor of or against the issuance of securities pursuant to the merger agreement. Your broker will vote your shares only if you provide instructions on how to vote by following the instructions provided to you by your broker. You are urged to mark the applicable box on the proxy to indicate how to vote your shares. In addition, please note that if the shares of a Credence stockholder are held in “street name” by a broker, bank or other nominee, and such Credence stockholder wishes to vote in person at the Credence special meeting, such stockholder must bring to the special meeting a letter from their broker, bank or other nominee in order to vote their shares in person.

Credence stockholders should address written notices of revocation of proxies and other communications relating to proxies to:

Credence Systems Corporation

1421 California Circle

Milpitas, California 95035

Attention: Mr. John R. Detwiler, Secretary

Approval of the issuance of Credence securities to the NPTest stockholders requires the affirmative vote of holders of at least a majority of the shares of Credence common stock present in person or by proxy at the Credence special meeting. In order to ensure there is a quorum at the special meeting, the Credence board of directors urges all Credence stockholders to complete, date and sign the accompanying proxy and return it promptly in the pre-addressed, postage-paid envelope provided for that purpose.

Credence does not expect that any matter other than approval of the issuance of securities pursuant to the merger agreement will be brought before the special meeting. If, however, other matters are properly presented, the persons named as proxies will vote in accordance with their judgment with respect to those matters, unless authority to do so is withheld in the proxy.

Solicitation of Credence Proxies. Following the original mailing of this document, proxies and other soliciting materials, Credence will request brokers, custodians, nominees and other record holders of Credence common stock to forward copies of those materials to persons for whom they hold shares of Credence common stock, and to request authority for the exercise of proxies. In addition, documents filed with the SEC by Credence are available free of charge by contacting Mr. John R. Detwiler, Credence’s secretary, at 1421 California Circle, Milpitas, California 95035, (408) 635-4300. Directors, executive officers and employees of Credence may solicit proxies in person or by telephone, mail, facsimile or other means. These directors, executive officers and employees will not be separately compensated for soliciting proxies.

NPTest. This document is being furnished to NPTest stockholders in connection with the solicitation of proxies by the NPTest board of directors for use at the special meeting of NPTest stockholders. It is accompanied by a form of proxy card.

NPTest stockholders should complete, sign and return the proxy card if they will not be able to attend the special meeting in person. An NPTest stockholder who submits a proxy and later changes his or her mind as to his or her vote, or decides to attend the meeting in person, may revoke his or her proxy at any time before the vote at the NPTest special meeting by (1) notifying the corporate secretary of NPTest in writing of the revocation, either by mail, by fax or by delivering such revocation in person, or (2) completing, signing and returning a proxy with a later date again, either by mail, by fax or by delivering such later dated proxy in person. In addition, an NPTest stockholder may revoke a prior proxy by attending the NPTest special meeting and voting in person. However, mere attendance alone at the special meeting by an NPTest stockholder who has signed a proxy but was not provided a notice of revocation or request to vote in person is not sufficient to revoke such stockholder’s proxy.

All shares of NPTest common stock represented by properly executed proxies that NPTest receives by mail, facsimile or in person before or at the NPTest special meeting will, unless the proxies are revoked, be voted in accordance with the instructions indicated thereon. If a properly executed proxy is returned but contains no voting instructions, the shares of NPTest common stock represented by the proxy will be voted “FOR” approval of the merger agreement, the merger and the other transactions, unless such shares are held in a brokerage account. If a properly executed proxy is returned to NPTest and the stockholder has abstained from voting on approval of the merger agreement, the merger and the related transactions, NPTest common stock represented by the proxy will be considered present at the special meeting for purposes of determining a quorum, but will not be considered to have been voted in favor of approval of the merger agreement, the merger and related transactions contemplated by the merger agreement. In the event that NPTest stockholders are asked to vote on a proposal to adjourn or postpone the meeting to permit the solicitation of additional proxies and no directions on this proposal are indicated, proxies that indicate a vote in favor of approval of the merger agreement will be voted “FOR” the proposal to postpone or adjourn, proxies that indicate a vote against approval of the merger agreement will be voted “AGAINST” the proposal to postpone or adjourn, and proxies that abstain from a vote on approval of the merger agreement will be voted “FOR” the adjournment or postponement.

If an NPTest stockholder holds their shares of NPTest common stock in a brokerage account, the brokers holding such shares in “street name” may vote the shares only if the stockholder provides the broker with appropriate instructions. If an executed proxy is returned to NPTest by a broker holding shares of NPTest common stock in street name which indicates that the broker does not have discretionary authority to vote on approval of the merger agreement, the merger and related transactions, the shares will be considered present at the meeting for purposes of determining the presence of a quorum, but will not be considered to have been voted in favor of approval of the merger agreement and will be the equivalent of a vote against approval of the merger. Your broker will vote your shares only if you provide instructions on how to vote by following the instructions provided to you by your broker. You are urged to mark the applicable box on the proxy to indicate how to vote your shares. In addition, please note that if the shares of an NPTest stockholder are held in “street name” by a broker, bank or other nominee, and such NPTest stockholder wishes to vote in person at the NPTest special meeting, such stockholder must bring to the special meeting a letter from their broker, bank or other nominee in order to vote their shares in person.

NPTest stockholders should address written notices of revocation of proxies and other communications relating to proxies to:

NPTest Holding Corporation

150 Baytech Drive

San Jose, California 95134

Attention: Ms. Leslie A. Weise, Esq., Secretary

Approval of the merger agreement, the merger and the other transactions contemplated by the merger agreement requires the affirmative vote of holders of at least a majority of the shares of NPTest common stock outstanding on the record date. Accordingly, abstentions and failures to vote will have the same effect as votes against approval of the merger agreement and the merger and the other transactions contemplated by the merger agreement. Therefore, the NPTest board of directors urges all NPTest stockholders to complete, date and sign the accompanying proxy and return it promptly in the pre-addressed, postage-paid envelope provided for that purpose.

BECAUSE APPROVAL OF THE MERGER AGREEMENT REQUIRES THE AFFIRMATIVE VOTE OF AT LEAST A MAJORITY OF THE NPTEST COMMON STOCK OUTSTANDING AS OF THE RECORD DATE, ABSTENTIONS, FAILURES TO VOTE AND BROKER NON-VOTES WILL HAVE THE SAME EFFECT AS A VOTE AGAINST APPROVAL OF THE MERGER AGREEMENT.

NPTest does not expect that any matter other than approval of the merger agreement will be brought before the special meeting. If, however, other matters are properly presented, the persons named as proxies will vote in accordance with their judgment with respect to those matters, unless authority to do so is withheld in the proxy.

Solicitation of NPTest Proxies. Following the original mailing of this document, proxies and other soliciting materials, NPTest will request brokers, custodians, nominees and other record holders of NPTest common stock to forward copies of those materials to persons for whom they hold shares of NPTest common stock, and to request authority for the exercise of proxies. In these cases, if the record holders so request, NPTest will reimburse the record holders for their reasonable expenses. Directors, officers and employees of NPTest may solicit proxies in person or by telephone, mail, facsimile or other means. These directors, officers and employees will not be separately compensated for soliciting proxies. In addition, NPTest may retain the services of a proxy solicitation firm to solicit proxies, and, if retained, will bear all cost thereof.

YOU SHOULD NOT SEND IN ANY STOCK CERTIFICATES WITH YOUR PROXIES. A TRANSMITTAL FORM WITH INSTRUCTIONS FOR THE SURRENDER OF CERTIFICATES FOR NPTEST COMMON STOCK WILL BE MAILED TO YOU AS SOON AS PRACTICABLE AFTER COMPLETION OF THE MERGER.

Availability of Independent Auditors.

Credence. Ernst & Young LLP acted as Credence’s independent auditors for the fiscal year ended October 31, 2003. Representatives of Ernst & Young LLP familiar with Credence are expected to attend the Credence special meeting and to be available to answer appropriate questions and will have an opportunity to make a statement if they should desire to do so.

NPTest. PricewaterhouseCoopers LLP acted as NPTest’s independent auditors for the fiscal year ended December 31, 2003. Representatives of PricewaterhouseCoopers LLP familiar with NPTest are expected to attend the NPTest special meeting and to be available to answer appropriate questions and will have an opportunity to make a statement if they should desire to do so.

THE MERGER

This section of the document describes material aspects of the proposed merger, including the merger agreement and the related agreements. While Credence and NPTest believe that the description covers the material terms of the merger and related transactions, this summary may not contain all of the information that is important to you. You should read this entire document and the other documents referred to herein carefully for a more complete understanding of the merger. References in this section to “you” or “your” refer to stockholders of Credence and NPTest.

General Description of the Merger and Conversion of NPTest Common Stock

On February 22, 2004, Credence, NPTest and Cataline Corporation, a wholly-owned subsidiary of Credence, entered into a merger agreement. The merger agreement provides for Credence to acquire all of the outstanding shares of NPTest common stock by means of the merger of the wholly-owned subsidiary of Credence with NPTest. The merger agreement is attached to this document as Annex A. You are urged to read this document in its entirety. In accordance with the merger agreement and Delaware law, NPTest will merge with and into Cataline Corporation. As a result of the merger, the separate corporate existence of NPTest will cease and Cataline Corporation will survive the merger as a wholly-owned subsidiary of Credence.

Upon completion of the merger, (a) each share of NPTest common stock held by stockholders other than NPTest Holding, LLC, will be converted into the right to receive 0.8 of a share of Credence common stock and $5.75 in cash, and (b) each share of NPTest common stock held by NPTest Holding, LLC will be converted into the right to receive 0.008 of a share of Credence non-voting convertible stock and $5.75 in cash. The number of shares of Credence common stock issuable to NPTest Holding, LLC upon conversion of the Credence non-voting convertible stock will exactly equal the number of shares of Credence stock which NPTest Holding, LLC would have received if it had directly received 0.8 of a share of Credence common stock in the merger. The number of shares of Credence common stock issuable in the merger will be proportionately adjusted for any stock split, reverse stock split, stock dividend, recapitalization, redenomination of share capital or other similar transactions with respect to NPTest common stock or Credence common stock that takes place between the date of the merger agreement and the completion of the merger. Credence will not issue any fractional shares of its stock in the merger. Instead of a fraction of a share, NPTest’s stockholders will receive an amount of cash, without interest, equal to the product of (x) such fraction, multiplied by (y) the average of the volume weighted averages of the trading prices of shares of Credence common stock on the Nasdaq National Market (as reported by Bloomberg Financial Markets or such other sources the parties agree in writing) on the date of completion of the merger.

Background of the Transaction

The terms, conditions and other provisions of the merger agreement are the result of arms-length negotiations conducted among representatives of Credence and NPTest. The following is a summary of the meetings, negotiations and discussions between the parties that preceded entering into the merger agreement.

General. The following is a description of the existing and historical business relationship between Credence and NPTest, and a description of the material aspects of the proposed merger and related transactions, including the merger agreement and certain other agreements entered into in connection therewith. This section of this document also discusses additional contacts, meetings and negotiations that representatives of Credence had with Schlumberger and that NPTest had with other interested parties. While Credence and NPTest believe that the following description covers the material terms of the merger and the related transactions, the description may not contain all of the information that is important to you. You should carefully read this entire document and the other documents we refer to herein for a more complete understanding of the merger and the related transactions.

Historical Background. Both Credence and NPTest have developed automatic testing equipment for semiconductor ICs. Credence’s technology and product offerings include engineering validation test equipment, emission-based optical diagnostics and failure analysis products and automatic test equipment used for testing semiconductor ICs. Among other products, NPTest offers its customers advanced semiconductor test and diagnostic systems, including its newest product, the Sapphire NP tester.

Credence’s Early Discussions with Schlumberger. During May 2001, Credence announced that it had entered into a definitive agreement to acquire Integrated Measurement Systems, Inc., or IMS, a company that designed and manufactured integrated circuit design prototype validation systems. Credence had engaged Goldman, Sachs & Co. to provide certain investment banking services in connection with this transaction. During June, 2001, Goldman Sachs informed Credence that Schlumberger, Ltd., through its investment bankers Salomon Smith Barney, had expressed interest in disposing of its automatic test equipment and probe businesses. Because Credence’s management believed that Schlumberger’s test equipment business was complementary to Credence’s and because Credence and IMS’ management teams believed that Schlumberger’s probe business was complementary to IMS’ prototype validation business, on June 29, 2001, Credence and Schlumberger entered into a confidentiality agreement of the sort that is customarily entered into before parties can adequately consider a possible business combination. During July 2001, various due diligence materials were provided by Schlumberger and Salomon Smith Barney to Credence and Goldman Sachs. During July 2001, Goldman Sachs, acting on Credence’s behalf, communicated to Salomon Smith Barney that Credence was interested in acquiring the Schlumberger test equipment and probe businesses. Credence was advised that the proposed terms were inadequate. Because the semiconductor industry and test equipment companies were in the midst of a cyclical downturn and business prospects were uncertain, Credence’s management did not pursue further discussions at that time.

Credence’s Initial Discussions with Schlumberger and Francisco Partners. On March 18, 2003, in a meeting with representatives of Citigroup Global Markets Inc., Dr. Graham Siddall, Chairman and Chief Executive Officer of Credence, and Mr. John Detwiler, Chief Financial Officer of Credence, were informed that Schlumberger Technology Corporation, Schlumberger Technologies, Inc. and Schlumberger B.V. had again commenced a process to explore the sale of NPTest for consideration expected to be comprised primarily of cash. Various transaction structures were discussed that included Credence partnering with a private equity fund to structure such a primarily cash acquisition of NPTest. Citigroup suggested that Credence contact Francisco Partners LLP and Silver Lake Partners, both funds that had shown some interest in NPTest on prior occasions, to discuss the possibility of partnering with one of these firms to acquire NPTest.

On March 26, 2003, Dr. Siddall and Mr. Detwiler met with Mr. Dipanjan Deb, a partner of Francisco Partners LLP. Mr. Deb informed Dr. Siddall and Mr. Detwiler that Francisco Partners had considered a possible acquisition of NPTest for some time. The parties agreed to give further thought to whether there might be mutual advantages to pursuing a joint acquisition of NPTest.

On March 31, 2003, Credence’s management team met with UBS to explore strategies for pursuing an acquisition of NPTest. A meeting was also scheduled with Francisco Partners to explore further whether a joint acquisition could be pursued.

At this time, Credence’s management team engaged in discussion with several other private equity funds but concluded that these equity funds lacked Francisco Partners’ knowledge of NPTest.

On April 2, 2003, Mr. David Ranhoff, President and Chief Operating Officer of Credence, and Mr. Detwiler, accompanied by UBS, met with Mr. Deb. They discussed several transaction alternatives that contemplated a joint acquisition of NPTest and their respective views as to the valuation of NPTest. Mr. Deb informed the Credence representatives that he would give further consideration to a potential joint acquisition.

During the week of April 4, 2003, the Credence management team participated in several meetings with UBS to further develop a strategy for a potential acquisition of NPTest. During these meetings, the Credence management team concluded that a joint acquisition would likely not be desirable as it would increase the cost of a potential transaction. In addition, it was thought that Credence, a potential strategic buyer, and Francisco Partners, a potential financial buyer, might not come to agreement on valuation issues. Credence management directed UBS to contact Goldman Sachs, the investment banking firm conducting the sale of NPTest for Schlumberger, to determine whether Credence could reasonably consider making a proposal for the acquisition of NPTest.

On April 9, 2003, UBS contacted Goldman Sachs on Credence’s behalf. Goldman Sachs reiterated that Schlumberger desired that the consideration in an NPTest acquisition be comprised primarily of cash. Goldman Sachs questioned whether Credence had sufficient liquidity to support a primarily cash acquisition of NPTest.

Credence, while remaining interested in pursuing an acquisition of NPTest, determined to suspend active pursuit of an acquisition of NPTest and to pursue a convertible debt financing.

During the week of May 26, 2003, UBS and Credence attempted on several occasions to contact Goldman Sachs and Schlumberger to determine the status of the potential disposition of NPTest by Schlumberger. Goldman Sachs and Schlumberger informed UBS and Credence that they were unable to discuss Credence’s potential interest in an acquisition of NPTest due to contractual commitments to a third party.

During the week of June 2, 2003, UBS met with Credence management to discuss potential terms for an acquisition of NPTest and strategies for engaging Schlumberger and Goldman Sachs in discussions regarding a potential acquisition of NPTest by Credence. Because Goldman Sachs appeared unable to engage in discussions with Credence management or UBS, Credence management decided to approach Schlumberger directly regarding its interest in NPTest.

On June 6, 2003, Dr. Siddall contacted Schlumberger, to express interest in a possible combination of Credence and NPTest. Dr. Siddall’s expression of interest included a preliminary term sheet that proposed an acquisition of NPTest for consideration including stock and a significant amount of cash, subject to the satisfactory completion of due diligence by Credence.

On June 17, 2003, Goldman Sachs contacted UBS and requested clarification of the terms of the Credence proposal. Goldman Sachs informed UBS that Schlumberger was at a “decisional crossroads” and that they anticipated shortly making a decision regarding the potential sale of NPTest. Later that day, UBS again communicated to Goldman Sachs that Credence was prepared, subject to satisfactory completion of due diligence, to formalize an offer to acquire NPTest.

On June 24, 2003, Schlumberger Technology Corporation, Schlumberger Technologies, Inc. and Schlumberger B.V. entered into an agreement to sell NPTest to a group led by Francisco Partners and Shah Management. Credence learned through a press release that Schlumberger had agreed to this sale of NPTest. On June 26, 2003, Mr. Deb contacted UBS and informed UBS that the terms of Francisco Partners’ exclusivity agreement with Schlumberger had precluded Francisco Partners from pursuing a joint acquisition with Credence. Mr. Deb additionally informed UBS that he would not discuss with Credence a potential sale of NPTest at that time due to various terms of Francisco Partners’ contract with Schlumberger.

Credence’s management discussed this information and, after reviewing the industry business cycle, Credence’s product plans and status, and various other issues, concluded that it was unlikely that Credence would be interested in an acquisition of NPTest at a later date. UBS, on Credence’s behalf, contacted Mr. Deb on July 1, 2003, and informed him that Credence was unlikely to be in a position to pursue the acquisition of NPTest unless it could be concluded promptly and inquired whether Francisco Partners had the present flexibility to consider a sale of NPTest. Mr. Deb informed UBS that he would not discuss a possible sale. Credence’s management discontinued discussions regarding the potential acquisition of NPTest.

On July 7, 2003, responding to published reports that it was negotiating the purchase of NPTest, Credence issued a press release stating that it was not in negotiations to acquire NPTest from either Schlumberger or Francisco Partners.

On July 15, 2003, before completion of the sale of NPTest by Schlumberger, Mr. X, Chief Executive Officer of Company A, a public company whose business also involves the manufacture and sale of semiconductor testing equipment, contacted Francisco Partners to express interest in acquiring NPTest. Mr. X did not submit a formal proposal at that time, and Francisco Partners indicated that it intended to proceed with the acquisition of NPTest from Schlumberger, and that it was not interested in a sale of NPTest at that time. Mr. X also contacted Francisco Partners in mid-September on two occasions to inquire again about the possibility of acquiring NPTest. In each instance, Francisco Partners indicated that it preferred to proceed with its plan to undertake an initial public offering of NPTest’s common stock.

During Credence’s August 19, 2003 board of directors meeting, Credence’s management team and UBS discussed with the Credence board the history of discussions that Credence and its representatives had with Schlumberger and its representatives in 2001 regarding the acquisition of Schlumberger’s automatic test equipment and probe business. Dr. Siddall reported to the board that he believed the contractual commitments of Francisco Partners to Schlumberger effectively precluded the parties from considering a business combination until calendar 2004, if at all.

On September 10, 2003, NPTest filed its registration statement with the Securities and Exchange Commission. The SEC declared the NPTest registration statement effective, the offering was priced on December 11, 2003, and it closed on December 16, 2003. In the offering, NPTest sold 14,600,000 shares of common stock at a price to the public of $12.00 per share representing an implied total valuation of approximately $480 million.

During its November 25, 2003 board of directors meeting, Credence’s management reported to the Credence board regarding the pending NPTest initial public offering. Credence’s management continued to periodically monitor the offering and discuss NPTest’s status with UBS.

The Current Credence Offer. On December 13, 2003, UBS contacted Mr. Deb, now a member of NPTest’s board of directors, to congratulate him on the completion of NPTest’s initial public offering. During the course of the discussions, UBS indicated that it was calling on behalf of Credence and that Credence might be interested in pursuing an acquisition of NPTest. Mr. Deb told UBS that NPTest was always willing to listen to any serious business proposal.

After these discussions, Mr. Deb informed other members of NPTest’s board of directors and Ashok Belani and David Mullin, NPTest’s Chief Executive Officer and Chief Financial Officer, respectively, of Credence’s apparent interest in a possible transaction. The parties conferred and concluded that Mr. Deb should remain the principal point of contact during this early stage of discussions with Credence and any other parties potentially interested in a strategic combination with NPTest.

On December 14, 2003, Mr. Deb received a phone call from UBS in which UBS re-confirmed Credence’s interest in discussing a business combination with NPTest. UBS noted, however, that Credence would not be in a position to progress with discussions until after the new year because at least one member of senior management was out of the country at that time.

On December 19 through 23, 2003, Mr. Deb had several telephone conversations with Mr. X and Company A’s investment bankers in which those parties reiterated to Mr. Deb Company A’s interest in acquiring NPTest. The end result of these discussions was that Messrs. Deb and X agreed to meet on January 14, 2004 to discuss the potential merits of a business combination.

During this same week, UBS had several conversations with Dr. Siddall. Dr. Siddall informed UBS that Credence might have interest in renewed discussions regarding a possible business combination. Dr. Siddall informed UBS that the matter would be reviewed after the new year.

On December 30, 2003, Messrs. X and Deb had another conversation in which Mr. Deb invited Mr. X to propose an indicative price range for the acquisition. However, Mr. X declined to do so citing the need to perform an investigation into the business and affairs of NPTest before Company A would be in a position to propose a price or make an offer for an acquisition of NPTest.

On January 5, 2004, UBS called Mr. Deb to explain that, while Credence remained interested in exploring a possible transaction with NPTest, Credence may not be prepared to do so at that time due to certain operational issues at Credence that prevented it from doing so. UBS thereafter contacted Mr. Deb and indicated that its client had elected to proceed with its consideration of an acquisition of NPTest. On January 9, 2004 Mr. Deb met with Mr. Detwiler and UBS. While there were substantive discussions about the parties’ respective businesses, they did not discuss the specific terms or conditions of a potential acquisition of NPTest by Credence.

Also, on January 5, 2004, NPTest and Company A exchanged a draft confidentiality agreement of the sort that is customarily entered into before parties can adequately consider a possible business combination. The proposed agreement required the parties to keep confidential any non-public information that was exchanged in each such party’s evaluations of the business of the other party when considering the pricing and merits of a possible transaction. Company A and NPTest entered into a confidentiality agreement on January 14, 2004.

Messrs. Belani and Mullin met with Mr. Deb and other members of NPTest’s board of directors the following day to discuss Mr. Deb’s conversation with Company A the preceding morning. Initially, the conversation focused on the advisability of pursuing any business combination at that time. The consensus that emerged among the participants in that conversation was that a combination could prove beneficial in principle. The key factors leading to this conclusion included the following:

•	a belief that consolidation was likely and that leading such a trend would be better than following (e.g., NPTest would have a wider, and therefore better, choice of partners);

•	size and the associated depth of resources confer certain competitive advantages in, among other things, servicing customers; and

•	NPTest could accelerate the success of its Sapphire product with access to additional resources, especially with respect to applications engineering.

During meetings of Credence’s executive management committee on January 5 and January 12, 2004, Dr. Siddall, Mr. Ranhoff, Mr. Detwiler, Mr. Hall, Credence’s Senior Vice President for Human Resources, and Mr. Milstead, Credence’s General Counsel, discussed UBS’ conversations with Mr. Deb. The group concluded that a business combination could be of benefit to Credence for several reasons, including the addition of complementary product lines, a broader customer and relationship base, particularly among IC device manufacturers, and a potential reduction in the cyclical volatility of the Credence business. Based on this consensus, Dr. Siddall asked UBS to schedule a meeting between Credence management and NPTest representatives.

On January 12 and 15, 2004, UBS and Mr. Deb had several further conversations regarding the degree and timing of Credence’s interest in a possible transaction with NPTest. On January 15, 2004, UBS reiterated that interest.

On January 14, 2004, Mr. X and Mr. Y, Company A’s President, met with Messrs. Belani, Mullin and Deb. Both sides gave presentations regarding their respective businesses and past and expected financial performances. A discussion then ensued regarding the strategic merits of combining Company A and NPTest. The key point in this discussion was how to integrate NPTest’s Sapphire and Company A’s test system, which are both positioned similarly in the markets in which each company operates. The discussion ended with both parties agreeing to think about what they had learned and contact one another concerning any next steps. At that meeting, Mr. X also told the NPTest representatives that Company A might shortly begin to raise capital and that it preferred not to have any further discussions and consideration of an acquisition of NPTest until after the financing and Company A’s fourth quarter earnings release.

On January 15, 2004, Dr. Siddall, Mr. Ranhoff, Mr. Detwiler and Mr. Milstead met with UBS to discuss Credence’s impending meeting with NPTest representatives. During this meeting, Credence’s management and UBS outlined principal terms of a potential business combination with NPTest. Credence’s management directed UBS to reduce the principal terms to a term sheet that could be delivered to NPTest by Dr. Siddall at a later time.

On January 15 and 16, 2004, Dr. Siddall consulted by telephone and in person with members of Credence’s board of directors regarding a potential business combination with NPTest. The directors agreed that Dr. Siddall should proceed with discussions regarding the possible combination.

On January 19, 2004, Credence and NPTest entered into a confidentiality agreement of the sort that is customarily entered into before parties can adequately consider a possible business combination. Thereafter, Messrs. Belani and Mullin of NPTest, and various members of the NPTest board of directors, met with Dr. Siddall, Mr. Detwiler and David Ranhoff, Credence’s President, on January 19, 2004. Credence and NPTest each made a presentation regarding its business and financial forecasts. After these presentations concluded, Dr. Siddall stated his preliminary thoughts concerning the mutual benefits of combining the two companies. The parties then further explored the rationale for a combination. Both parties agreed that there seemed to be compelling reasons for a combination, and that further discussions would be appropriate.

On January 22, 2004, certain members of NPTest senior management and the entire NPTest board of directors convened to discuss the advisability of pursuing a possible business combination and engaging an investment bank to aid in the discussions and in the officers’ and directors’ consideration of a possible combination. At this meeting, the board of directors decided to continue consideration of a possible business combination and in that regard to contact and retain, if possible, Credit Suisse First Boston, or CSFB, for this purpose.

On January 22, 2004, Mr. X contacted Mr. Deb again to tell him that Company A was contemplating moving up its earnings call, pre-announcing the January quarter earnings and commencing a financing. Mr. X also indicated to Mr. Deb that he would follow-up with Mr. Deb at the end of the month.

The members of NPTest’s board of directors and Messrs. Belani and Mullin met the following day. In the executive session of that meeting, the participants agreed that it was in the best interests of NPTest’s stockholders to pursue discussions with both Company A and Credence. While it was decided to continue a dialogue with both companies at this time to the extent possible, the emerging consensus among the participants in that meeting was that Credence was the better strategic fit. Among the reasons for this conclusion were the following:

•	there was only minor product, customer and revenue overlap;

•	the cultures and visions of NPTest and Credence were similar, so as to make the combination more likely to succeed and to possibly reduce the risks of holding the stock expected to be issued in any merger; and

•	NPTest and Credence were in close proximity physically, which it was thought would be more likely to ensure success of the integration of the two companies.

Pursuant to the instructions of the board of directors, Mr. Belani separately telephoned Messrs. X and Siddall on January 24, 2004 to inform each of them that NPTest had engaged CSFB as its investment banker to review any proposal it might receive from either company, and that a representative from CSFB would contact each of the companies.

On January 22 and 23, 2004, Dr. Siddall and Messrs. Ranhoff, Detwiler and Milstead reviewed with UBS the proposed principal terms for a possible business combination with NPTest. On January 26, 2004, Dr. Siddall and Messrs. Ranhoff, Detwiler, Hall and Milstead participated in a meeting and telephone conference with UBS and agreement was reached regarding principal terms upon which Credence might make an offer to acquire NPTest.

On January 25 and 26, 2004, Mr. Belani and Dr. Siddall had telephone conversations regarding the possibility of a business combination and the process for evaluating such a transaction. Thereafter, on January 27, 2004, Dr. Siddall met with Mr. Belani and presented preliminary terms upon which Credence was prepared to make an offer to acquire NPTest. The following day, NPTest’s investment banker, CSFB, separately spoke with the bankers for both Credence and Company A, the latter of which had retained an investment bank to represent it in negotiations with respect to a possible transaction.

On February 4, 2004, Mr. X called Mr. Deb again to tell him that he expected that Company A would be in a position to issue its earnings release in approximately five days, and that it may at that time announce its intention to begin a financing.

Thereafter, on February 6, 2004, Mr. Belani and Dr. Siddall met to discuss and negotiate certain of the principal terms of the proposed business combination. On February 9, 2004, Messrs. Belani and Deb met with Dr. Siddall and reached an understanding on certain of the principal terms of the possible transaction, subject to the resolution of other material open issues and satisfactory completion of mutual due diligence and definitive agreements.

On February 9, 2004, before NPTest’s entry into an exclusivity agreement with Credence, Mr. X again contacted Mr. Deb to confirm that Company A would be announcing its fourth quarter earnings and its intention to begin a capital raising. That same day, NPTest’s bankers, CSFB, received a phone call from Company A’s investment bankers. In this call, CSFB advised Company A’s bankers that discussions with another party were gathering speed and that, if Company A was serious in pursuing a combination with NPTest, Company A should specify the proposed terms of such a transaction.

On February 11, 2004, at the insistence of Credence, and as a firm condition to Credence’s willingness to proceed with their consideration of a transaction, NPTest agreed to enter into an exclusivity agreement with Credence requiring it to, among other thing, negotiate with, and provide certain non-public information to, Credence through February 25, 2004.

On February 13, 2004, NPTest engaged Citigroup to act as a co-financial advisor on the transaction.

On February 14 and 15, 2004, NPTest and Credence held business due diligence meetings at the offices of Credence’s counsel, Morrison & Foerster, LLP, during which the parties and their bankers discussed in detail the historical and projected financial condition and performance of NPTest and Credence and the possible benefits involved in a business combination. Due diligence of Credence and NPTest thereafter continued until the parties entered into a merger agreement on February 22, 2004, as further described below.

On February 16, 2004, Mr. X contacted Mr. Deb again to inform him that Company A had in fact completed its financing, and he wished to re-confirm Company A’s interest in acquiring NPTest. He also told Mr. Deb that he thought it timely to begin detailed due diligence between the parties. Mr. Deb informed him that NPTest was subject to an exclusivity agreement with an unnamed party and that no further discussions or due diligence meetings could occur until NPTest’s exclusivity obligations had lapsed. Mr. Deb informed Mr. X that he could neither encourage nor dissuade Company A from making an offer to acquire NPTest. Mr. X followed up this conversation with an e-mail to Mr. Deb on February 19, 2004 inquiring about the specifics of NPTest’s exclusivity obligations. Consistent with NPTest’s obligations under its exclusivity agreement with Credence, with Mr. Deb’s most recent conversation with Mr. X and with the conclusion by NPTest’s board of directors that the Credence transaction was in the best interests of the NPTest stockholders, Mr. Deb did not respond to this inquiry.

During the period commencing on February 16 and ending on February 22, 2004, the parties and their respective advisors negotiated the terms of the definitive agreements relating to the merger that are described in detail elsewhere in this document. See “Terms of the Merger Agreement” on page 122 of this document.

On February 18 and 20, 2004, NPTest’s board of directors held meetings to review in detail the principal terms of the proposed transaction, the advisability of proceeding with the transaction and the fiduciary duties of NPTest’s directors and officers in this context. NPTest’s bankers, CSFB and Citigroup, and NPTest’s counsel, Davis Polk & Wardwell, were also present and participated in these meetings. At the February 20, 2004 board meeting, Citigroup rendered to the board of directors of NPTest an oral opinion, which opinion was later confirmed by delivery of a written opinion, dated February 20, 2004, to the effect that, as of the date of such opinion and based upon and subject to the considerations and limitations set forth in the opinion, the consideration in the proposed merger was fair, from a financial point of view, to the holders of NPTest common stock (other than Credence and its affiliates).

On February 17 and 20, 2004, Credence’s board of directors held meetings during which the proposed transaction and the advisability of proceeding with the proposed business combination were reviewed in detail. During these meetings, Dr. Siddall and Mr. Ranhoff made presentations to the Credence board regarding the potential benefits of a business combination with NPTest. Mr. Milstead reported to the board regarding the detailed due diligence that had been conducted with respect to the business of NPTest. During the February 20, 2004 meeting, UBS rendered its oral opinion to the Credence board of directors that, as of such date, and based upon and subject to the assumptions, limitations and qualifications set forth in its written opinion, the consideration to be paid by Credence to the holders of NPTest common stock in the merger was fair, from a financial point of view, to Credence. The opinion was confirmed by delivery of a written opinion dated February 21, 2004. On February 22, 2004, the Credence board of directors unanimously approved the definitive agreements relating to the merger.

The parties entered into the definitive agreements on February 22, 2004 and they announced the transaction the following day before the market opened for trading in NPTest’s and Credence’s stock.

NPTest’s Reasons for the Merger; Recommendation of NPTest’s Board of Directors

In adopting the merger agreement, the NPTest board of directors considered a number of factors, including the factors discussed in the following paragraphs. In view of the number and wide variety of factors considered in connection with its evaluation of the merger, the NPTest board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The NPTest board of directors viewed its position and recommendations as being based on all of the information and factors presented to and considered by it. In addition, individual directors may have given different weight to different information and factors.

In reaching its decision, the NPTest board of directors consulted with NPTest management with respect to strategic and operational matters. The NPTest board of directors also consulted with NPTest’s legal counsel with respect to the merger agreement and related issues and with Credit Suisse First Boston and Citigroup Global Markets Inc., their financial advisors, with respect to the financial aspects of the transaction and received a fairness opinion from Citigroup.

Among the reasons supporting the NPTest board of directors’ recommendation were the following:

•

Financial terms of the merger. The NPTest board considered the relationship of the consideration to be paid pursuant to the merger to the market price of NPTest common stock. The merger consideration represents an implied value for one share of NPTest common stock as of February 20, 2004, the last business day prior to the announcement of the merger transaction, of $15.97, based on the closing price of Credence common stock on that date. This implied value represented a 29% premium over the $12.35 closing price of NPTest common stock on February 20, 2004. The implied value also represented a premium over recent and historical trading prices of NPTest common stock. The NPTest board also considered the form of the merger consideration to be received in the merger by the holders of NPTest common stock. The NPTest board considered the certainty of the value of the cash component of the merger consideration as well as the ability of holders of NPTest common stock to become holders of Credence common stock and participate in the future prospects of the combined businesses of Credence and NPTest which they judged would be enhanced by the combination as described below. They also considered that the common stock of Credence, which is expected to have a much larger market capitalization than that of NPTest after completion of the merger, provides greater liquidity for NPTest’s stockholders and could prove to be less volatile.

•	Strategic nature of transaction. The NPTest board considered the strategic advantages that would result from the combined company, stemming in part from complementary products, customers, technology, expertise and customer service capabilities, that might result in greater growth of the combined company than the two companies might achieve operating independently. The board noted that NPTest could accelerate the success of their Sapphire NP tester with access to additional resources, especially with respect to application engineering.

•	Strategic alternatives. The NPTest board considered trends and competitive developments in the semiconductor capital equipment and ATE industries, including the anticipated consolidation of the ATE industry, and the range of strategic alternatives available to NPTest. Based on NPTest’s experience, the NPTest board of directors believes that the merger with Credence represents the transaction most favorable to the NPTest stockholders that has been or is likely to be presented to NPTest. The determination that it was unlikely that a third party would offer a more compelling alternative than Credence included assessments with respect to a number of considerations, including:

•	significant product platform overlap issues with respect to other potential suitors that could impair rather than create strategic value;

•	cultural and/or geographic differences with respect to other potential suitors that could make integration and management more difficult;

•	difficulty in identifying and realizing cost synergies between respective product offerings with respect to other potential suitors; and

•	potential impairment of revenue opportunities due to product and revenue overlap with respect to other potential suitors.

•	Similar corporate cultures and complementary technologies and customer bases. The NPTest board considered that Credence and NPTest have similar corporate cultures focused on providing quality products and services to customers, the complementary nature of the two companies’ product lines and customer bases, and the experience, reputation and financial strength of Credence.

•	Synergies of the combination. The NPTest board considered the ability of the combined company to achieve greater economies of scale. The board noted that size and associated depth and resources confer certain competitive advantages in, among other things, servicing customers. The NPTest board also considered the ability of the combined company to achieve operating efficiencies and expense savings in various functional areas.

•	NPTest’s financial prospects. The NPTest board considered the company’s business, financial condition, results of operations, assets, liabilities, business strategy and prospects, as well as various uncertainties associated with these prospects. Specifically, the board also considered:

•	management’s business plan for fiscal year 2004;

•	long-range industry projections;

•	the challenging current economic conditions generally and the economic pressures facing NPTest’s customers; and

•	that the greater financial resources of some of NPTest’s competitors could create competitive disadvantages to NPTest.

•	Fair price. The NPTest board determined that it had obtained the best price that Credence would be willing to pay after considering, among other things, the strategic importance of the transaction to Credence and the potential value to Credence of the synergies that a business combination between NPTest and Credence offered.

•	Changes and consolidation in the ATE industry. The NPTest board noted that market share was divided among a relatively large number of competitors in the ATE industry, especially considering the investment and cost requirements of the industry. In terms of investment and cost, the board observed that significant levels of research and development spending were required to continually introduce new, increasingly sophisticated test products and solutions. In addition, the board considered the relatively long, intense sales cycle for new products in the ATE industry and the need to provide high levels of post-sale customer service and support. Given these factors, the board concluded that fewer competitors would emerge with the market share necessary to successfully support profitable, healthy business models over the long term, a view also shared by industry analysts.

•	Tax treatment. The NPTest board considered that the intended treatment of the merger would be as a “reorganization” within the meaning of Section 368(a) of the Code. They also considered the fact that although any gain required to be recognized by NPTest stockholders by reason of the cash component would likely not qualify for long-term capital gain rates, it was nevertheless a very positive deal for the NPTest stockholders and the best deal likely to be available.

•	Closing and integration risks. The NPTest board believed that the combination of NPTest and Credence should present a manageable execution risk in view of the complementary product lines and corporate cultures of the two companies and Credence’s prior experience in successfully completing acquisitions and integrating the acquired companies. The board considered the fact that NPTest and Credence are in close proximity physically, which it thought would enhance the likelihood of a successful integration of the two enterprises. The NPTest board also took into account the likelihood that the merger would be approved by the appropriate regulatory authorities.

•	Arm’s-length negotiation. The NPTest board considered that the merger agreement with Credence was the product of arm’s-length negotiations between NPTest and its advisors, on the one hand, and Credence and its advisors, on the other.

•	Merger agreement. The NPTest board reviewed the terms of the merger agreement, including the nature and scope of the closing conditions and the ability to recommend an alternative transaction, subject to potential liabilities for a termination fee a customary amount relative to the size of the deal. The NPTest board took into account that the amount and payment triggers for the termination fee were the subject of extensive negotiations between the parties and the fee would generally be payable only in the event that the merger agreement is terminated in conjunction with the receipt by NPTest of a superior acquisition proposal by a third party. See the section entitled “Terms of the Merger Agreement” beginning on page 122 of this document.

•	Citigroup opinion. The NPTest board of directors evaluated the detailed financial analyses and presentation of Citigroup Global Markets Inc., or Citigroup, NPTest’s financial advisor, as well as its opinion that, based on and subject to the considerations set forth in the opinion, as of the date of such opinion, the per-share merger consideration is fair, from a financial point of view, to the holders of NPTest common stock, other than Credence and its affiliates. The opinion of Citigroup is described in detail under the heading “The Merger—Opinion of NPTest’s Financial Advisor” on page 70 of this document.

The NPTest board of directors weighed these advantages and opportunities against the challenges inherent in the combination of two business enterprises and the possible resulting diversion of management attention for an extended period of time. The NPTest board realized that there can be no assurance about future results, including results expected or considered in the factors listed above, such as assumptions regarding long-term value, competitive and financial strength, potential revenue enhancements, synergies and anticipated cost savings. However, the NPTest board concluded that the potential positive factors outweighed the potential risks of completing the merger. Note that this explanation of the NPTest board’s reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Forward Looking Statements” on page 51 of this document. The NPTest board of directors also considered the fact that some members of the board and of NPTest management may have interests in the merger that are different from those of NPTest stockholders generally. See “The Merger—Interests of NPTest’s Directors and Officers in the Merger” on page 83 of this document.

At a special meeting held on February 20, 2004, after due consideration and consultation with its financial and legal advisors, the NPTest board of directors unanimously determined that the merger agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of NPTest and its stockholders. The NPTest board unanimously approved the merger, the merger agreement and the transactions contemplated thereunder and unanimously recommends that NPTest stockholders vote to approve the merger, the merger agreement and the transactions contemplated thereunder.

Opinion of NPTest’s Financial Advisor

Citigroup was retained to act as financial advisor to NPTest in connection with a potential combination transaction with Credence pursuant to Citigroup’s letter agreement with NPTest, dated February 13, 2004. On February 20, 2004, at a meeting of the board of directors of NPTest held to evaluate the merger, Citigroup rendered to the board of directors of NPTest an oral opinion, which opinion was later confirmed by delivery of a written opinion, dated February 20, 2004, to the effect that, as of the date of such opinion and based upon and subject to the considerations and limitations set forth in the opinion, Citigroup’s work described below and other factors that Citigroup deemed relevant, the consideration in the proposed merger was fair, from a financial point of view, to the holders of NPTest common stock (other than Credence and its affiliates).

The full text of Citigroup’s opinion, which sets forth the assumptions made, general procedures followed, matters considered and limits on the review undertaken, is included as Annex F to this document. The summary of Citigroup’s opinion set forth below is qualified in its entirety by reference to the full text of the opinion. You are urged to read Citigroup’s opinion carefully and in its entirety.

In arriving at its opinion, Citigroup reviewed an execution form of the merger agreement. Citigroup also held discussions with certain senior officers, directors and other representatives and advisors of NPTest and certain senior officers and other representatives and advisors of Credence concerning the business, operations and prospects of NPTest and Credence. Citigroup examined certain publicly available business and financial information relating to NPTest and Credence. Citigroup also reviewed certain financial forecasts and other information and data relating to NPTest and Credence that were provided to or otherwise reviewed by or discussed with Citigroup by the respective managements of NPTest and Credence. Citigroup reviewed the financial terms of the merger as set forth in the merger agreement in relation to, among other things:

•	current and historical market prices and trading volumes of NPTest common stock and Credence common stock;

•	the historical and projected earnings and other operating data for NPTest and Credence; and

•	the capitalization and financial condition of NPTest and Credence.

Citigroup also considered, to the extent publicly available, the financial terms of certain other transactions that Citigroup considered relevant in evaluating the consideration in the merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citigroup considered relevant in evaluating those of NPTest and Credence. Citigroup also evaluated certain pro forma financial effects of the transaction on Credence. In addition to the foregoing, Citigroup conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citigroup deemed appropriate in arriving at its opinion.

In rendering its opinion, Citigroup assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citigroup. With respect to financial forecasts and other information and data relating to NPTest or Credence provided to or otherwise reviewed by or discussed with Citigroup, Citigroup was advised by the respective managements of NPTest and Credence that such forecasts and other information and data had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of NPTest and Credence as to the future financial performance of NPTest and Credence. It also was assumed by Citigroup, with the consent of NPTest, that the merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on NPTest, Credence or the contemplated benefits of the merger. Citigroup assumed, with NPTest’s consent, that the merger will be treated as a tax-free reorganization with respect to the companies for federal income tax purposes.

Citigroup’s opinion was limited to the fairness, from a financial point of view, of the consideration to be received by the holders of NPTest common stock in the proposed merger, and Citigroup expressed no opinion as to the underlying decision by NPTest to engage in the merger. Citigroup did not express any opinion as to what the value of the Credence common stock actually will be when issued pursuant to the merger or the price at which it will trade at any time. Citigroup did not make and was not provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of NPTest or Credence nor did Citigroup make any physical inspection of the properties or assets of NPTest or Credence. Citigroup was not requested to, nor did it, solicit third party indications of interest in the possible acquisition of all or a part of NPTest nor was Citigroup requested to consider, and its opinion did not address, the relative merits of the merger as compared to any alternative business strategies that might exist for NPTest or the effect of any other transaction in which NPTest might engage. Citigroup’s opinion necessarily was based on information available to Citigroup, and financial, stock market and other conditions and circumstances existing and disclosed to Citigroup as of the date of its opinion.

Citigroup’s advisory services and opinion were provided for the information of the NPTest board of directors in its evaluation of the merger and do not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the merger.

In connection with rendering its opinion, Citigroup made a presentation to the NPTest board of directors on February 20, 2004, with respect to the material analyses performed by Citigroup in evaluating the fairness of the consideration in the merger. The following is a summary of that presentation. The summary includes information presented in tabular format. In order to understand fully the financial analyses used by Citigroup, these tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. In the following summary, the term “aggregate merger consideration per share” refers to the blended value of the cash component of the merger consideration of $5.75 per share of NPTest common stock and the implied value of the stock component of the merger consideration based on the exchange ratio of 0.8 provided for in the merger utilizing the closing price of Credence common stock on February 19, 2004. The following quantitative information, to the extent it is based on market data, is, except as otherwise indicated, based on market data as it existed on or prior to February 19, 2004, and is not necessarily indicative of current or future market conditions.

* * *

Comparable Companies Analysis. Citigroup compared financial, operating and stock market data and forecasted financial information for NPTest with similar information for selected publicly traded semiconductor equipment companies. The selected companies considered by Citigroup were:

•	Agilent Technologies Inc.

•	Credence

•	LTX Corp.

•	Teradyne, Inc.

The financial information used by Citigroup for all companies in the course of this analysis was based on publicly available historical financial information, market data as of February 19, 2004 and forecasted information of NPTest and Credence.

For each of the selected comparable companies, Citigroup derived and compared, among other things:

•	the ratio of NPTest’s closing price per common share on February 19, 2004, to its estimated earnings per share, or EPS, for each of calendar years 2004 and 2005; and

•	the ratio of NPTest’s equity value on February 19, 2004, to its estimated revenues for calendar year 2004.

Based on this information, Citigroup derived a reference range for the implied equity value of NPTest and a reference range for the implied equity value per share of NPTest common stock. Citigroup noted that the aggregate merger consideration per share of NPTest common stock had an implied value of $16.21 based on the blended value of the cash component of the merger consideration of $5.75 per share of NPTest common stock and the implied value of the stock component of the merger consideration based on the exchange ratio of 0.8 provided for in the merger utilizing the closing price of Credence common stock on February 19, 2004. The implied per share blended value of NPTest common stock was within the derived reference range of the implied equity value per share of NPTest common stock using the information for the selected companies. The following tables set forth the result of these analyses:

Derived Range of the Implied Equity Value of NPTest
$450,000,000 – $675,000,000

Derived Range of the Implied Equity Value Per Share of NPTest
$11.00 – $16.40

Precedent Transaction Analysis. Citigroup reviewed publicly available information for two groups of merger or acquisition transactions involving semiconductor equipment companies that it deemed appropriate in analyzing the merger. The first group consisted of 13 transactions announced since January 12, 2000 involving target semiconductor capital equipment companies with aggregate consideration to be paid to stockholders in the transaction of between $150 million to $1,780 million. This semiconductor capital equipment group consisted of the following precedent transactions (in each case, the target company’s name is listed first and the acquiror’s name is listed second):

• CoorsTek, Inc.	• Keystone Holdings LLC

• SpeedFam-IPEC, Inc.	• Novellus Systems, Inc.

• FEI Company	• Veeco Instruments Incorporated

• PRI Automation, Inc.	• Brooks Automation Inc.

• GenRad, Inc.	• Teradyne, Inc.

• Integrated Measurement Systems, Inc.	• Credence

• GaSonics International Corporation	• Novellus Systems, Inc.

• Cerprobe Corporation	• Kulicke & Soffa Industries, Inc.

• Applied Sciences & Technology Inc.	• MKS Instruments Inc.

• Silicon Valley Group Inc.	• ASM Lithography Holding N.V.

• CFM Technologies, Inc.	• Mattson Technology, Inc.

• CVC, Inc.	• Veeco Instruments Incorporated

• Etec Systems, Inc.	• Applied Materials, Inc.

The second group consisted of 6 transactions announced since March 3, 2000 involving target semiconductor test equipment companies with aggregate consideration to be paid to stockholders in the transaction of between $4.7 million to $220 million. This semiconductor test equipment group consisted of the following precedent transactions:

• Eagle Test Systems, Inc.	• TA Associates

• NPTest	• Francisco Partners

• SZ Testsystems AG	• Credence

• GenRad, Inc.	• Teradyne, Inc.

• Integrated Measurement Systems, Inc.	• Credence

• TMT, Inc.	• Credence

For each precedent transaction, Citigroup derived and compared, among other things:

•	the implied ratio of the price per common share paid or to be paid for the target company in the transaction to:

(a) estimated EPS of the target company for either the calendar year of, or the calendar year following, the announcement of the transaction, or the Estimated Forward EPS; and

•	the implied transaction value of the transaction to:

(a) revenues for the last twelve months of the target company based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition; and

(b) estimated revenues of the target company for either the calendar year of, or the calendar year following the announcement of the transaction, or the Estimated Forward Revenues.

With respect to the financial information for the companies involved in the precedent transactions, Citigroup relied on information from public filings and company press releases.

The following tables set forth the results of these analyses for each group of precedent transactions:

Semiconductor Capital Equipment Group

Implied Ratio of Transaction Price to:	Range	Median
Estimated Forward EPS	15.0x – 38.6x	33.2x

Implied Transaction Value to:	Range	Median
LTM Revenues	0.9x – 5.6x	1.9x
Estimated Forward Revenues	0.5x – 3.5x	2.0x

Semiconductor Test Equipment Group

Implied Ratio of Transaction Price to:	Range	Median
Estimated Forward EPS	30.4x – 32.3x	32.3x

Implied Transaction Value to:	Range	Median
LTM Revenues	0.3x – 2.0x	2.0x
Estimated Forward Revenues	0.5x – 2.3x	2.3x

Based on the information derived for each of the groups of precedent transactions, Citigroup derived a reference range for the implied equity value of NPTest and a reference range for the implied equity value per share of NPTest common stock using historical financial information as of December 31, 2003 and forecasted information of NPTest. Citigroup noted that the aggregate merger consideration per share of NPTest common stock of $16.21 (based on the blended value of the cash component of the merger consideration of $5.75 per share of NPTest common stock and the implied value of the stock component of the merger consideration based on the exchange ratio of 0.8 provided for in the merger utilizing the closing price of Credence common stock on February 19, 2004) was above the reference range for the implied equity value per share of NPTest common stock derived by Citigroup in its precedent transactions analysis. The following table sets forth the reference ranges derived by Citigroup.

Derived Range of the Implied Equity Value of NPTest	Derived Range of Implied Equity Value Per Share of NPTest
$500,000,000 – $650,000,000	$12.20 – $15.80

Contribution Analysis. Citigroup analyzed the relative contribution that NPTest and Credence would each be making to the combined company with respect to certain financial and operating data. Citigroup based its analyses on financial data as of or for the twelve-month periods ended December 31, 2004 and December 31, 2005 and market data as of February 19, 2004. Citigroup did not consider cost savings, restructuring adjustments or other expected effects of the merger in its contribution analysis. Forecasted information was based on the estimates of NPTest and Credence available on February 19, 2004.

The following table sets forth the results of this analysis.

	Credence Contribution to Combined Company	NPTest Contribution to Combined Company
Revenues
LTM Revenues	48.1%	51.9%
Estimated 2004 Revenues	59.7%	40.3%
Estimated 2005 Revenues	59.5%	40.5%

EBIT
Estimated 2004 EBIT	58.0%	42.0%
Estimated 2005 EBIT	56.6%	43.4%

Net Income
Estimated 2004 Net Income	54.7%	45.3%
Estimated 2005 Net Income	53.6%	46.4%

Other Metrics
Total Assets	67.5%	32.5%
Fully Diluted Market Capitalization	60.6%	39.4%

Citigroup compared this data to the pro forma fully diluted equity interest in the combined company of the current common stockholders of Credence and NPTest, respectively, resulting from the merger and derived a reference range for the implied equity value per share of NPTest common stock. Citigroup noted that the aggregate merger consideration per share of NPTest common stock had an implied value of $16.21 based on the blended value of the cash component of the merger consideration of $5.75 per share of NPTest common stock and the implied value of the stock component of the merger consideration based on the exchange ratio of 0.8 provided for in the merger utilizing the closing price of Credence common stock on February 19, 2004. The implied per share blended value of NPTest common stock was within the derived reference range of the implied equity value per share of NPTest common stock. The following table sets forth the result of these analyses:

Derived Range of the Implied Equity Value Per Share of NPTest
$13.00 – $17.00

* * *

The preceding discussion is a summary of the material financial analyses furnished by Citigroup to the NPTest board of directors, but it does not purport to be a complete description of the analyses performed by Citigroup or of its presentation to the NPTest board of directors. The preparation of financial analyses and fairness opinions is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. Citigroup made no attempt to assign specific weights to particular analyses or factors considered, but rather made qualitative judgments as to the significance and relevance of all the analyses and factors considered and determined to give its fairness opinion as described above. Accordingly, Citigroup believes that its analyses, and the summary set forth above, must be considered as a whole, and that selecting portions of the analyses and of the factors considered by Citigroup, without considering all of the analyses and factors, could create a misleading or incomplete view of the processes underlying the analyses conducted by Citigroup and its opinion. With regard to the comparable companies and precedent transaction analyses summarized above, Citigroup selected comparable public companies and precedent transactions on the basis of various factors, including size and similarity of the line of business of the relevant entities; however, no company utilized in these analyses is identical to NPTest or Credence and no precedent transaction is identical to the merger. As a result, these analyses are not purely mathematical, but also take into account differences in financial and operating characteristics of the subject companies and other factors that could affect the transaction or public trading value of the subject companies to which NPTest and Credence are being compared.

In its analyses, Citigroup made numerous assumptions with respect to NPTest, Credence, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of NPTest and Credence. Any estimates contained in Citigroup’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by these analyses. Estimates of values of companies do not purport to be appraisals or to necessarily reflect the prices at which companies may actually be sold. Because these estimates are inherently subject to uncertainty, none of NPTest, Credence, the NPTest board of directors, the Credence board of directors, Citigroup or any other person assumes responsibility if future results or actual values differ materially from the estimates.

Citigroup’s analyses were prepared solely as part of Citigroup’s analysis of the fairness of the consideration in the merger and were provided to the NPTest board of directors in that connection. The opinion of Citigroup was only one of the factors taken into consideration by the NPTest board of directors in making its determination to approve the merger agreement and the merger. See “The Merger—NPTest’s Reasons for the Merger; Recommendation of NPTest’s Board of Directors” on page 67 of this document.

Citigroup is an internationally recognized investment banking firm engaged in, among other things, the valuation of businesses and their securities in connection with mergers and acquisitions, restructurings, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. NPTest selected Citigroup to act as its financial advisor on the basis of Citigroup’s international reputation and Citigroup’s familiarity with NPTest. Citigroup and its affiliates in the past have provided, and currently provide, services to NPTest and Credence unrelated to the merger, for which services Citigroup and its affiliates have received and expect to receive compensation. In the ordinary course of its business, Citigroup and its affiliates may actively trade or hold the securities of both NPTest and Credence for its own account and for the account of customers and, accordingly, may at any time hold a long or short position in those securities. Citigroup and its affiliates, including Citigroup Inc. and its affiliates, may maintain relationships with NPTest and Credence and their respective affiliates.

Pursuant to its letter agreement with Citigroup, NPTest has agreed to pay Citigroup customary fees for its financial advisory services, a significant portion of which is contingent upon the consummation of the merger. NPTest has also agreed to reimburse Citigroup for its reasonable travel and other out-of-pocket expenses incurred in connection with its engagement, including the reasonable fees and expenses of its counsel, and to indemnify Citigroup against specific liabilities and expenses relating to or arising out of its engagement, including liabilities under the federal securities laws.

Credence’s Reasons for the Merger; Recommendation of Credence’s Board of Directors

In adopting the merger agreement, the Credence board of directors considered a number of factors, including the factors discussed in the following paragraphs. In view of the number and wide variety of factors considered in connection with its evaluation of the merger, the Credence board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The Credence board of directors viewed its position and recommendations as being based on all of the information and factors presented to and considered by it. In addition, individual directors may have given different weight to different information and factors.

In reaching its decision, the Credence board of directors consulted with Credence management with respect to strategic and operational matters. The Credence board of directors also consulted with Credence’s legal counsel with respect to the merger agreement and related issues and received from UBS, its financial advisor, an opinion as to the fairness, from a financial point of view, of the consideration to be paid by Credence to the holders of NPTest common stock in the merger.

Among the reasons supporting the Credence board of directors’ recommendation were the following:

•	Strategic nature of transaction. The Credence board considered the strategic advantages that would result from the combined company, stemming in part from complementary expertise, that might result in greater growth of the combined company than the two companies might achieve operating independently. In addition, the Credence board considered the broader product offerings that would result from the combined company, specifically the NP Sapphire tester.

•	Financial benefits of the transaction. In addition to the strategic benefits of the transaction discussed above, the Credence board considered the substantial cost savings and improved profitability that might result from the combined company. These cost savings would offer strategic benefits by reducing Credence’s cost structure in competitive businesses such as the ATE industry. The Credence board also considered the contribution NPTest might make to reducing the cyclical volatility of Credence’s business.

•	Strengthened global presence. The board considered NPTest’s global presence in Europe and Asia among large semiconductor manufacturers and original equipment manufacturers.

•	Other potential acquirors. The Credence board considered the current environment in the ATE industry, especially the increasing consolidation occurring in the industry and the potential for other parties to acquire NPTest resulting in increased competition for Credence.

•	Similar corporate cultures and complementary technologies and customer bases. The Credence board considered that Credence and NPTest have similar corporate cultures focused on providing quality products and services to customers, the complementary nature of the two companies’ product lines and customer bases.

•	Opinion of UBS. The Credence board of directors evaluated the opinion of UBS that, as of February 20, 2004, and based upon and subject to the assumptions, limitations and qualifications set forth in its written opinion, the consideration to be paid by Credence to the holders of NPTest common stock in the merger was fair, from a financial point of view, to Credence. The opinion was confirmed by delivery of a written opinion dated February 21, 2004. The opinion of UBS is described in detail under the heading “The Merger—Opinion of Credence’s Financial Advisor” on page 78 of this document.

•	Results of due diligence. The Credence board of directors evaluated the results of the due diligence investigations by Credence’s management and legal and financial advisors.

The Credence board of directors weighed these advantages and opportunities against the challenges inherent in the combination of two business enterprises and the possible resulting diversion of management attention for an extended period of time. The Credence board realized that there can be no assurance about future results, including results expected or considered in the factors listed above, such as assumptions regarding long-term value, competitive and financial strength, potential revenue enhancements, synergies and anticipated cost savings. However, the Credence board concluded that the potential positive factors outweighed the potential risks of completing the merger. Note that this explanation of the Credence board’s reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Forward Looking Statements” on page 51 of this document.

At a special meeting held on February 22, 2004, after due consideration and consultation with its financial and legal advisors, the Credence board of directors unanimously determined that the merger agreement, the issuance of Credence securities under the merger agreement and the transactions contemplated thereunder are advisable, fair to and in the best interests of Credence and its stockholders. The Credence board unanimously adopted the merger agreement, the issuance of Credence securities pursuant to the merger agreement and the transactions contemplated thereunder and unanimously recommends that the Credence stockholders vote to approve the issuance of Credence securities pursuant to the merger agreement.

Opinion of Credence’s Financial Advisor

On July 7, 2003, Credence engaged UBS to act as its exclusive financial advisor and capital markets advisor in connection with the merger. In connection with this engagement, Credence requested that UBS evaluate the fairness, from a financial point of view, to Credence of the consideration to be paid by Credence to the holders of NPTest common stock in the merger. Pursuant to the merger agreement, for each issued and outstanding share of NPTest common stock, excluding all issued and outstanding options, warrants or other stock issuance agreements, the consideration is as follows: (i) for each share of NPTest common stock owned by any person other than NPTest Holding, LLC, (x) 0.800 shares of Credence common stock and (y) cash of $5.75; and (ii) for each share of NPTest common stock owned by NPTest Holding, LLC, (x) 0.008 shares of Credence non-voting convertible stock, each share of which upon certain events is convertible into 100 shares of Credence common stock and (y) cash of $5.75. On February 20, 2004, at a meeting of the Credence board of directors held to evaluate the merger, UBS rendered its oral opinion to the Credence board of directors that as of such date, and based upon and subject to the assumptions, limitations and qualifications set forth in its written opinion, the consideration to be paid by Credence to the holders of NPTest common stock in the merger was fair, from a financial point of view, to Credence. The opinion was confirmed by delivery of a written opinion dated February 21, 2004.

A copy of the full text of UBS’ opinion, dated February 21, 2004, the “UBS Opinion”, is attached as Annex E to this document. Stockholders should read the UBS Opinion for a discussion of the assumptions made, limitations upon the review undertaken and qualifications in rendering the opinion.

UBS’ advisory services and opinion were provided for the information and assistance of the Credence board of directors in connection with its consideration of the merger. The UBS Opinion relates only to the fairness, from a financial point of view, to Credence of the consideration to be paid by Credence to the holders of NPTest common stock in the merger. The UBS Opinion is not intended to be and does not constitute a recommendation to any stockholder of Credence as to how such stockholder should vote with respect to the merger. UBS was not requested to opine as to, and the UBS Opinion does not address, Credence’s underlying business decision to proceed with or effect the merger. The UBS Opinion is necessarily based upon economic, monetary, market and other conditions as in effect on, and the information made available to UBS as of, the date of the opinion. UBS stated in its opinion that although subsequent developments may affect its opinion, UBS does not have any obligation to update, revise or reaffirm its opinion, and UBS expressly disclaims any responsibility to do so.

In arriving at its opinion, UBS, among other things:

•	reviewed selected publicly available business and historical financial information relating to Credence and NPTest;

•	reviewed the reported prices and trading activity for Credence common stock and NPTest common stock;

•	reviewed selected internal financial information and other data relating to the business and financial prospects of Credence, including estimates and financial forecasts prepared by management of Credence, which were provided to UBS by Credence and not publicly available;

•	reviewed selected internal financial information and other data relating to the business and financial prospects of NPTest, including estimates and financial forecasts prepared by the management of NPTest, which were provided to UBS by NPTest and not publicly available;

•	conducted discussions with members of the senior management of Credence and NPTest concerning the business and financial prospects of Credence and NPTest;

•	reviewed publicly available financial and stock market data with respect to selected other companies in lines of business UBS believed to be generally comparable to those of NPTest;

•	compared the financial terms of the merger with the publicly available financial terms of certain other transactions which UBS believed to be generally relevant;

•	considered selected pro forma effects of the merger on Credence’s financial statements and reviewed selected estimates of synergies prepared by the management of Credence and NPTest;

•	reviewed a draft of the merger agreement dated February 21, 2004; and

•	conducted such other financial studies, analyses and investigations and considered such other information as UBS deemed necessary or appropriate.

In connection with its review, at Credence’s direction, UBS:

•	did not assume any responsibility for independent verification of any of the information referred to above and relied on it as being complete and accurate in all material respects;

•	did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Credence or NPTest, nor was UBS furnished with any such evaluation or appraisal;

•	assumed that the financial forecasts, estimates, pro forma effects and calculations of synergies referred to above had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Credence and NPTest as to the future performance of their respective companies;

•	assumed that the future financial results (including estimated synergies) referred to above would be achieved at the times and in the amounts projected by the management of Credence and NPTest;

•	assumed that following the merger, Credence would have an obligation to make payments to a third party pursuant to a certain Stock Purchase and Sale Agreement dated June 24, 2003 and that Credence intended to make such payments in the form of shares of Credence stock not to exceed approximately 2,000,000 shares;

•	assumed that the stock portion of the consideration will qualify as a tax-free reorganization for U.S. federal income tax purposes;

•	assumed that all governmental, regulatory, shareholder and other consents and approvals necessary for the completion of the merger will be obtained without any material adverse effect on Credence, NPTest or the merger; and

•	assumed that the final executed form of the merger agreement did not differ in any material respect from the draft that UBS examined, and that Credence, the merger subsidiary and NPTest will comply with all material terms of the merger agreement.

UBS was not asked to, and did not, recommend the specific exchange ratio or consideration payable in the merger, which was determined through negotiations between Credence and NPTest. In addition, UBS was not asked to, and did not offer any opinion as to the material terms of the merger agreement or the form of the transactions contemplated thereby, and expressed no opinion as to what the value of the Credence voting common stock or the Credence non-voting convertible stock will be when issued pursuant to the merger agreement or the prices at which either will trade in the future.

The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not susceptible to partial analysis or summary descriptions. In arriving at its opinion, UBS made qualitative judgments as to the significance and relevance of each analysis and factor considered by it, and based on the results of all the analyses undertaken by it and assessed as a whole. UBS did not draw conclusions, in isolation, from or with regard to any one factor or method of analysis. Accordingly, UBS believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the process underlying the analyses set forth in its opinion.

In performing its analyses, UBS made numerous assumptions with respect to industry performance, general business, financial, market and economic conditions and other matters, many of which are beyond the control of Credence and NPTest. No company, business or transaction used in those analyses as a comparison is identical to Credence, NPTest or their respective businesses or the merger, nor is any evaluation of means, medians or ranges of multiples or premiums entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the operating results, public trading or other values of the companies or transactions being analyzed.

The estimates contained in the analyses performed by UBS and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than suggested by these analyses. In addition, analyses relating to the value of securities do not purport to be appraisals or to reflect the prices at which a business might actually be sold or the prices at which any securities may trade at the present time or at any time in the future.

The following is a summary of the material financial analyses presented by UBS to Credence’s board of directors connection with the rendering of its opinion. The financial analyses summarized below include information presented in tabular format. In order to understand the financial analyses fully, the tables must be read together with the text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses.

Selected Public Companies Analysis

In order to assess how the public market values shares of similar publicly-traded companies, UBS reviewed and compared specific financial and operating data relating to NPTest with selected companies that UBS deemed in certain respects comparable to NPTest. UBS compared NPTest to publicly-traded semiconductor capital equipment companies, which UBS believed had operating and trading valuations comparable in certain respects to what might be expected of NPTest in calendar years 2003, 2004 and 2005. These companies were:

•	Credence;

•	LTX Corporation;

•	Advantest Corporation; and

•	Teradyne, Inc.

UBS reviewed, among other information, the selected companies’ enterprise value (which consists of the market value of the particular company’s equity plus the book value of the particular company’s short-and long-term debt and the book value of any minority interest, minus its cash, cash equivalents and marketable securities) to revenue for the calendar years 2003, 2004 and 2005 and to earnings before interest and taxes (“EBIT”) for the calendar years 2004 and 2005, price to earnings per share (“EPS”) for the calendar years 2004 and 2005, and price to current book value of shareholders’ equity (“book”).

Estimated financial data for the selected companies for calendar years 2003, 2004 and 2005 was based on the particular company’s public filings and selected publicly available Wall Street analyst research reports. In addition, the estimated financial data for NPTest for calendar years 2003, 2004 and 2005 was prepared by the management of NPTest and provided to UBS.

The following table summarizes the results of this analysis. The information in the table is based on closing stock prices on February 18, 2004:

Multiple Range
	Mean	Median	Low	High
Enterprise Value / 2003 Revenue	4.6x	4.4x	3.5x	6.1x
Enterprise Value / 2004 Revenue	3.1x	3.1x	2.2x	3.8x
Enterprise Value / 2005 Revenue	2.7x	2.4x	1.7x	4.1x
Enterprise Value / 2004 EBIT	33.2x	27.7x	18.2x	53.5x
Enterprise Value / 2005 EBIT	18.1x	17.4x	15.0x	21.8x
Price / 2004 EPS	40.6x	33.8x	31.0x	56.9x
Price / 2005 EPS	26.2x	24.5x	14.8x	40.8x
Price / Book	3.8x	4.0x	1.7x	5.4x

UBS compared the multiples for the selected companies with the corresponding multiples for NPTest implied by the proposed transaction, which were 2.6x, 2.2x and 1.8x with respect to multiple of enterprise value to revenue for the calendar years 2003, 2004 and 2005, 31.8x and 13.1x with respect to multiple of enterprise value to EBIT for the calendar years 2004 and 2005, 46.6x and 20.1x with respect to multiple of price to EPS for the calendar years 2004 and 2005, and 2.5x with respect to multiple of price to book.

However, because of the inherent differences between the business, operations and prospects of NPTest and the business, operations and prospects of the companies included in the comparable companies analysis, UBS believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable companies analysis and accordingly also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of NPTest and the companies included in the comparable companies analysis that would affect the public trading values of each.

Selected Transactions Analysis

UBS performed a precedent transactions analysis based on selected aggregate transaction values and implied transaction multiples in mergers and acquisition transactions involving other companies in Credence’s and NPTest’s industry. In this analysis, UBS reviewed the aggregate transaction values and implied transaction multiples in 19 selected merger and acquisition transactions in the semiconductor capital equipment industry with transaction values greater than $50 million from January 1, 2000 to February 18, 2004.

All multiples for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. UBS reviewed transaction values in the selected transactions as a multiple of enterprise value to last twelve months (“LTM”) and to next twelve months (“NTM”) revenue and to NTM EBIT, and equity value to NTM net income in the selected transactions.

The following table summarizes the results of this analysis:

Multiple Range
	Mean	Median	Low	High
Enterprise Value / LTM Revenue	2.9x	2.2x	1.0x	8.8x
Enterprise Value / NTM Revenue	2.6x	1.6x	1.2x	6.0x
Enterprise Value / NTM EBIT	21.0x	23.6x	7.1x	50.4x
Equity Value / NTM Net Income	32.3x	34.8x	11.2x	75.2x

UBS compared the multiples for selected transactions with the corresponding multiples implied by the proposed transaction, which were 2.6x and 2.2x with respect to multiple of enterprise value to LTM and to NTM revenue, 31.8x with respect to multiple of enterprise value to NTM EBIT, and 47.9x with respect to multiple of equity value to NTM net income.

Premiums Paid Analysis

UBS reviewed the premiums paid in 24 selected public comparable transactions in the technology sector from January 1, 2003 to February 18, 2004 with transaction values between $100 million and $1 billion.

The following table summarizes the results of this analysis:

	Premium Range
	Mean	Median	Low	High
Premium Paid to Spot: 1 Day	42.0%	23.5%	13.8%	260.0%
Premium Paid to Spot: 1 Week	45.1%	33.4%	8.6%	239.6%
Premium Paid to Spot: 1 Month	59.3%	48.0%	7.8%	267.5%
Premium Paid to Average: 1 Week	44.3%	28.9%	10.1%	259.6%
Premium Paid to Average: 1 Month	51.0%	37.5%	8.6%	272.6%

UBS compared the premiums paid to spot price (the premium paid over market price per share as of the close of the trading day) and to average price for the selected transactions with the corresponding premiums implied by the proposed transaction, which were 40.9% (to 1 day prior), 46.8% (to 1 week prior) and 29.5% (to 1 month prior) and 42.9% (for 1 week average) and 44.0% (for 1 month average).

Pro Forma Merger Analysis

UBS analyzed the pro forma effect of the merger on the earnings per share of Credence for the second half and full year of calendar 2004, without synergies, and the full year of calendar 2005, with and without synergies. UBS noted that the merger was dilutive to Credence’s earnings per share for the second half of calendar 2004 and accretive for the full year of calendar 2004, without synergies, and accretive for the full year of calendar year 2005, with and without synergies.

The estimated earnings per share of Credence and NPTest for the second half and full year of calendar 2004 and the full year of calendar 2005 used by UBS were provided to UBS by the respective managements of Credence and NPTest. The estimates of synergies were prepared by the management of Credence and NPTest.

Other Factors

In rendering its opinion, UBS also reviewed and considered other factors, including the historical data covering the history of the trading prices of Credence and NPTest for the period from December 11, 2003 to February 18, 2004.

Miscellaneous

UBS is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in evaluating businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Credence board of directors selected UBS because of its expertise, reputation and familiarity with Credence and the semiconductor capital equipment industry generally and because its investment banking professionals have substantial experience in transactions comparable to the merger.

As compensation for its services in connection with the merger, Credence agreed to pay UBS a customary fee. In addition, Credence has agreed to reimburse UBS for reasonable out-of-pocket expenses incurred in connection with the merger and to indemnify UBS for certain liabilities that may arise out of its engagement by Credence and the rendering of the UBS Opinion.

In the ordinary course of its business, UBS may actively trade in the debt or equity securities of Credence and NPTest for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Interests of NPTest’s Officers and Directors in the Merger

Certain of NPTest’s directors and officers may have interests in the merger that may be different from, or in addition to, their interest as NPTest stockholders. NPTest stockholders should be aware of those interests when considering the unanimous recommendation of the NPTest board that such stockholders vote to adopt the merger agreement and approve the merger at the NPTest stockholder meeting. The members of the Credence and NPTest board of directors knew about these additional interests and considered them when they approved the merger agreement.

Specifically, the directors and officers of NPTest participate in arrangements and have continuing indemnification against liabilities that provide them with interests in the merger that are different from, or in addition to, those of NPTest stockholders generally, including the following:

As of April 15, 2004, the executive officers and directors of NPTest owned stock options to purchase an aggregate of approximately 1.8 million shares of NPTest common stock, all of which are unvested. If the merger is completed, options held by certain executive officers of NPTest representing approximately 1.3 million shares will accelerate and become immediately exercisable.

Four of NPTest’s executive officers (Ashok Belani, Jean-Luc Pelissier, Jack Sexton and David Mullin), plus one NPTest employee (Brett Hooper) who is expected to become an executive officer of Credence, are entitled to severance packages under their employment agreements with NPTest in the event of termination without cause or, in some cases, constructive termination of their position. In addition, these five individuals are entitled to accelerated vesting of all or a portion of their options in connection with a change of control.

NPTest Officers’ Employment Agreements. Credence intends to enter into employment agreements with Messrs. Belani, Hooper, Pelissier and Sexton, which will replace their existing agreements with NPTest. Messrs. Belani, Hooper, Mullin, Pelissier and Sexton are expected to receive certain change-of-control benefits from NPTest immediately prior to the effective time of the merger, as explained below.

Ashok Belani. Mr. Belani has been employed as President and Chief Executive Officer of NPTest. In satisfaction of the change-of-control benefits provided under his employment agreement with NPTest, Mr. Belani will receive $820,000 in severance pay and full vesting of his options prior to the effective time of the merger.

Credence is entering into an agreement to employ Mr. Belani for a transitional period of twelve months from the date of the merger, which period may be extended under certain circumstances. For the first six months of this term, Mr. Belani will serve as Vice Chair of Credence’s board of directors and will be paid a salary of $250,000 for this six-month period. For the remaining six months of this term, Mr. Belani shall serve in a capacity to be mutually agreed by Credence and Mr. Belani and shall be compensated at the rate of $10,000 per month. If Mr. Belani’s employment is extended beyond this twelve month period, Mr. Belani shall be paid an amount mutually agreed upon by the parties. In the event Credence terminates Mr. Belani’s employment without cause during the term of this agreement, Mr. Belani will be eligible to receive the remainder of his compensation for the term as severance. Mr. Belani’s eligibility for this severance is conditioned upon his execution of a release of claims.

Brett Hooper. Mr. Hooper has been employed as Vice President, Human Resources and Communications of NPTest. Mr. Hooper will receive 12 months of accelerated vesting of his options to purchase NPTest common stock immediately prior to the effective time of the merger.

Credence intends to enter into an agreement to employ Mr. Hooper as its Senior Vice President of Human Resources for a term of two (2) years. Under this agreement, Mr. Hooper will receive an annual base salary of $180,000. Mr. Hooper will continue participating in his current NPTest incentive plan for the remainder of the plan year in which the merger occurs. Thereafter, he will cease to be eligible for any further payments under his incentive compensation arrangements with NPTest. Mr. Hooper will be eligible for an annual incentive bonus for each full fiscal year of his employment with Credence. For Mr. Hooper’s first full fiscal year of employment with Credence, his target bonus will be 50% of his base salary, based on attainment of performance goals established by Credence. For subsequent fiscal years, the target for Mr. Hooper’s annual incentive bonus shall be determined by Credence in accordance with the target bonuses established for other senior Company executives.

In the event Credence terminates Mr. Hooper’s employment without cause, the agreement provides that Mr. Hooper will receive 12 months of salary continuation as severance, and 12 months of accelerated vesting of any unvested stock options. In addition, the agreement provides that Credence will pay the premiums for Mr. Hooper’s continued health coverage for up to 12 months after the date of such termination. Mr. Hooper’s eligibility for these severance benefits is conditioned upon his execution of a release of claims.

David Mullin. Mr. Mullin has been employed as Vice President and Chief Financial Officer of NPTest. Credence does not expect to employ Mr. Mullin, so it is anticipated that his change-of-control and severance benefits will be provided at the time of the merger. Mr. Mullin will receive accelerated vesting of options, one year of his base salary of $225,000 as severance pay, and a pro-rata share of his annual incentive bonus upon his anticipated termination at the time of the merger.

Jean-Luc Pelissier. Dr. Pelissier has been employed as President, Products of NPTest. Dr. Pelissier will receive 18 months of accelerated vesting of his options to purchase NPTest common stock immediately prior to the effective time of the merger.

Credence is entering into an agreement to employ Dr. Pelissier as Senior Vice President for a term of three years. Under this agreement, Dr. Pelissier will receive an annual base salary of $300,000. Dr. Pelissier is eligible to receive a one-time merger success bonus of $300,000 on the one-year anniversary of the date of the merger with NPTest.

Dr. Pelissier will continue participating in his current NPTest incentive plan for the remainder of the plan year in which the merger occurs. Thereafter, he will cease to be eligible for any further payments under his incentive compensation arrangements with NPTest. Dr. Pelissier will be eligible for an annual incentive bonus for each full fiscal year of his employment with Credence, based on attainment of performance goals established by Credence. For Dr. Pelissier’s first full fiscal year of employment with Credence, his target bonus will be 60% of his then-current base salary. For subsequent fiscal years, the target for Dr. Pelissier’s annual incentive bonus shall be determined by Credence in accordance with the target bonuses established for other senior Company executives.

In the event Credence terminates Dr. Pelissier’s employment without cause, or if Dr. Pelissier dies or is disabled while performing his duties as an employee during the course of his employment with Credence, he will receive 12 months of salary continuation as severance. In addition, if such termination, death or disability occurs prior to the one-year anniversary of the date of the merger with NPTest, Dr. Pelissier shall remain eligible to receive the merger success bonus on that one-year anniversary. Except in the case of death, Dr. Pelissier’s eligibility for these severance benefits is conditioned upon his execution of a release of claims.

Jack Sexton. Mr. Sexton has been employed as Controller and Chief Accounting Officer of NPTest. Mr. Sexton will receive 12 months of accelerated vesting of his options to purchase NPTest common stock immediately prior to the effective time of the merger.

Credence is entering into an agreement to employ Mr. Sexton as its Vice President and Corporate Controller for a term of one year. Under this agreement, Mr. Sexton will receive an annual base salary of $175,000. Mr. Sexton will continue participating in his current NPTest incentive plan for the remainder of the plan year in which the merger occurs. Thereafter, he will cease to be eligible for any further payments under his incentive compensation arrangements with NPTest. Mr. Sexton will be eligible for a target incentive bonus equal to 50% of his base salary, based on attainment of performance goals established by Credence.

In the event Credence terminates Mr. Sexton’s employment without cause, the agreement provides that Mr. Sexton will receive 12 months of salary continuation as severance. In addition, the agreement provides that Credence will pay the premiums for Mr. Sexton’s continued health coverage for up to 12 months after the date of such termination. Mr. Sexton’s eligibility for these severance payments is conditioned upon his execution of a release of claims.

Indemnification and Directors’ and Officers’ Insurance. Under their existing indemnity agreements with NPTest, NPTest’s directors and officers are entitled to be held harmless and to be indemnified by NPTest against liabilities arising out of their services as an officer or director of NPTest. Pursuant to the merger agreement, the surviving corporation in the merger has agreed to purchase directors’ and officers’ liability insurance to cover any such liabilities of the past officers and directors of NPTest for the six year period following the consummation of the merger.

Interest of NPTest Holding, LLC. NPTest Holding, LLC beneficially owns 25,379,550 shares of NPTest common stock (approximately 63% of NPTest’s outstanding shares on April 15, 2004) and is a controlling stockholder of NPTest. NPTest Holding, LLC is principally beneficially owned by Francisco Partners, L.P. (95.7%) and Shah Management (3.6%). Voting and investment power belongs to a group of managing directors of Francisco Partners, L.P. including Mr. Deb and Mr. Ball (who are also directors of NPTest). Mr. Deb is expected to become a director of Credence. NPTest Holding, LLC will receive 0.008 of a share of Credence non-voting convertible stock, or approximately 203,036 shares of Credence non-voting convertible stock and $5.75 in cash for each share of common stock of NPTest it holds. Each share of Credence non-voting convertible stock is convertible into 100 shares of Credence common stock. NPTest Holding, LLC has entered into a voting agreement with Credence pursuant to which it has agreed to vote no less than 50.1% of its NPTest shares in favor of the merger. NPTest Holding, LLC may vote its other shares on the merger in its discretion. Because of its large shareholding in NPTest and because certain of its individual members will become directors of Credence, NPTest Holding, LLC may have interests in the merger that are different from, or in addition to, yours. NPTest stockholders should consider whether these interests may have influenced NPTest Holding, LLC and its members recommend the merger.

Credence Non-Voting Convertible Stock

NPTest Holding, LLC, the owner of approximately 63% of NPTest common stock, will, in the merger, receive (a) 0.008 of a share of Credence non-voting convertible stock and (b) $5.75 in cash for each share of common stock of NPTest it holds. Each share of Credence non-voting convertible stock is convertible into 100 shares of Credence common stock. The Credence non-voting convertible stock will be identical in all respects to the Credence common stock except that, prior to conversion, it shall have no vote, but shall have a liquidation preference of $.001 per share or a total liquidation preference for all of the shares to be issued of approximately $203.

Completion and Effectiveness of the Merger

Credence and NPTest will complete the merger when all of the conditions to completion of the merger are satisfied or waived, including approval of the merger agreement and the merger by the stockholders of NPTest and approval of the issuance of Credence securities under the merger agreement by the Credence stockholders. The merger will become effective on the filing of the certificate of merger with the State of Delaware. Credence and NPTest are working towards completing the merger as quickly as reasonably possible.

Board of Directors and Management of Cataline Corporation after the Merger

After the merger, Cataline Corporation, the surviving entity following the merger, will continue to operate as a subsidiary of Credence. Upon the completion of the merger, Graham J. Siddall, Ph.D., Chairman and Chief Executive Officer of Credence, will serve as President, Chief Executive Officer, and director of Cataline Corporation. David A. Ranhoff, President and Chief Operating Officer of Credence, will serve as Chief

Operating Officer and director of Cataline Corporation. John R. Detwiler, Senior Vice President and Chief Financial Officer of Credence, will serve as Senior Vice President, Treasurer, and director of Cataline Corporation. Byron Milstead, Vice President and General Counsel of Credence, will serve as Secretary of Cataline Corporation. Information about these officers and directors in their current positions as officers and directors of Credence can be found below.

Board of Directors and Management of Credence after the Merger

The board of directors of Credence will remain unchanged, except that Dipanjan Deb and Ashok Belani will join the board following the closing of the merger. The management of Credence after the transaction will remain unchanged, except that Ashok Belani, the Chief Executive Officer of NPTest, will become Vice Chairman of Credence, Jean-Luc Pelissier, President, Products of NPTest, will become a Senior Vice President of Credence, Jack Sexton, the Controller and Chief Accounting Officer of NPTest, will become Vice President and Corporate Controller of Credence and Brett Hooper, Vice President, Human Resources and Communications of NPTest, will become a Senior Vice President of Human Resources of Credence. Descriptions of the current executive officers’ employment arrangements can be found in Credence’s Form 10-K for the year ended October 31, 2003, which is incorporated by reference in this document. Credence may review and amend its arrangements with certain of its executive officers either prior to or immediately after the effective time of the merger, which amendments may include modifications to the severance benefits to be paid to such executive officers upon the occurrence of certain events. Information about the current and new directors and executive officers of Credence is as follows:

Credence Director Compensation. As of the date of each Credence annual stockholders meeting, each non-employee Credence board member who is to continue to serve as such following such meeting will receive an annual retainer fee of $10,000 which will be paid in four equal quarterly installments. In addition, each non-employee Credence board member is paid $1,000 per board, compensation committee and nominating and corporate governance committee meeting attended. Each non-employee Credence board member is paid $2,000 per audit committee meeting attended. All non-employee Credence board members are also reimbursed for his expenses in connection with attendance at board and committee meetings.

Each Credence non-employee board member will, at the time of his initial election or appointment to the board, receive an option grant for 20,000 shares of Credence common stock under the automatic option grant program in effect for non-employee Credence board members under the Credence 1993 Stock Option Plan. In addition, at each Credence annual stockholders meeting, each individual who is to continue to serve as a non-employee Credence board member, whether or not he is standing for re-election at that particular meeting, will be granted an option to purchase an additional 20,000 shares of Credence common stock, provided such individual has served as a non-employee Credence board member for at least six months. Each grant under the automatic option grant program will have an exercise price per share equal to the fair market value per share of Credence common stock on the grant date and will have a maximum term of ten years, subject to earlier termination should the optionee cease to serve as a Credence board member.

The initial 20,000 share grant made to a new non-employee Credence board member will become exercisable for 12.5% of the option shares upon completion of six months of Credence board service measured from the grant date and will become exercisable for the balance of the option shares in a series of fourteen successive equal quarterly installments upon the individual’s completion of each additional three month period of Credence board service. Each 20,000 share annual grant made to a continuing Credence board member will become exercisable in a series of four successive equal annual installments over the individual’s period of continued Credence board service, with the first such installment to become exercisable one year after the automatic grant date. However, each option grant under the automatic option grant program will immediately vest and become exercisable for all the option shares upon (i) an acquisition of Credence by merger or stock or asset sale, (ii) a hostile takeover of Credence, or (ii) the optionee’s death or disability while continuing to serve as a Credence board member. The vesting of any such options held by each non-employee Credence board member who ceases board service after the completion of nine or more years of such board service and who is at least 65 years of age at such time will accelerate in full. The period during which any such options held by each non-employee Credence board member who ceases board service after the completion of nine or more years of such board service will remain exercisable following such termination will be extended from six months to 12 months, but in no event will such period be extended beyond, or will such option remain exercisable after, the expiration of the option pursuant to its terms.

Pursuant to the automatic option grant program, a stock option for 20,000 shares of Credence common stock was granted on March 23, 2004, the date of the Credence 2004 annual stockholders meeting, to each of the following individuals who continued to serve as non-employee Credence board members following that annual meeting: Mr. Evenhuis, Mr. Franz, Dr. Howard, Mr. Tompkins, Mr. Wright and Mr. Beyer. Each option has an exercise price of $10.62 per share.

NPTest Director Compensation. Of the current NPTest directors, Dipanjan Deb and Ashok Belani are expected to become members of Credence’s board of directors.

Under NPTest compensation policies, each NPTest director who is not an officer or employee of NPTest is paid $20,000 for board service with the chair of the audit committee receiving an additional $10,000 and the chair of each other committee receiving an additional $5,000. Mr. Deb received $10,000 for his service in 2003. Mr. Belani, as an executive officer, does not receive compensation for his services as director. Each non-employee director is eligible to receive stock options under NPTest’s 2003 Stock Incentive Plan, as amended. During 2003, Mr. Deb received options to purchase an aggregate of 17,500 shares of NPTest common stock, which vest over four years from the grant date.

Credence and NPTest Executive Compensation.

Credence Summary Compensation Table

The following table provides certain summary information concerning the compensation for:

•	Credence’s Chief Executive Officer, and

•	Credence’s three other executive officers whose salary and bonus for the Credence 2003 fiscal year ended October 31, 2003 was in excess of $100,000 earned for the services they rendered in all capacities to Credence and its subsidiaries.

	Year	Annual Compensation				Long-Term Compensation Awards	All Other Compensation ($)
Name and Principal Position		Salary ($)		Bonus ($)	Other Annual Compensation ($)	Securities Underlying Options (#)
Graham J. Siddall Chief Executive Officer and Chairman of the Board (1)	2003 2002 2001	435,639 349,595 408,261	(2) (2) (2)	— 101,250 —	— — —	157,000 212,500 250,000	— — —

David A. Ranhoff President and Chief Operating Officer (4)	2003 2002 2001	354,148 250,347 272,124	(2) (2) (2)	— 60,750 —	— — —	84,500 117,500 150,000	1,827 3,384 3,089	(3)

John R. Detwiler Senior Vice President, Chief Financial Officer and Secretary (5)	2003 2002 2001	248,722 193,539 191,962	(2) (2) (2)	— 33,750 18,750	— — —	63,200 62,500 120,000	— — —

Fred Hall Senior Vice President, Human Resources (6)	2003 2002 2001	191,206 156,613 —	(2) (2)	— 20,645 —	— — —	42,400 10,000 —	— —

(1)	Dr. Siddall joined Credence as a Director, Chief Executive Officer and President on July 29, 1999. Dr. Siddall became Chairman of the Board on August 14, 2001 and resigned from the office of President.
(2)	The salaries of Dr. Siddall and Messrs. Ranhoff, and Detwiler were decreased by ten percent (10%) on April 30, 2001 in connection with a company-wide salary reduction program. In August 2001, Dr. Siddall and Messrs. Ranhoff and Detwiler voluntarily reduced their salaries by an additional fifteen percent (15%), a total reduction of twenty-five percent (25%), and Mr. Hall voluntarily reduced his salary by twenty percent (20%) in connection with other cost reduction measures. These salaries were restored in November 2002 but were subject to reductions ranging from fifteen percent (15%) for Dr. Siddall to twelve (12%) for Messrs. Ranhoff, Detwiler and Hall in connection with a company-wide salary reduction program in May 2003.
(3)	Represents the payment of life insurance premiums on behalf of Mr. Ranhoff in the amount of $1,827.
(4)	Mr. Ranhoff was named President on August 14, 2001.
(5)	Mr. Detwiler was named Interim Chief Financial Officer and Secretary on December 18, 2000. He was named Senior Vice President and Chief Financial Officer on February 14, 2001.
(6)	Mr. Hall joined Credence as Senior Vice President, Human Resources on October 1, 2001.

NPTest Summary Compensation Table

The following table sets forth compensation information for the NPTest fiscal year ended December 31, 2003 for Brett Hooper, an NPTest employee, who is expected to be an executive officer of Credence.

Name And Principal Position	Year	Annual Compensation			Long-Term Compensation Awards	All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Underlying Options (#)
Brett Hooper Vice President, Human Resources and Communications	2003	168,999.95	22,500	—	150,000	168,000	(1)

(1)	Consists of a divestiture bonus in the amount of $160,000 received in connection with the acquisition of NPTest, Inc. from Schlumberger and NPTest matching contributions to its 401(k) plan in the amount of $8,000.

Credence Option Grants in Last Fiscal Year

The following table sets forth information concerning the stock options granted during the 2003 fiscal year to the executive officers named in the Credence Summary Compensation Table for the fiscal year. No stock appreciation rights were granted to those individuals during such fiscal year.

	Individual Grants						Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
	Number of Securities Underlying Options Granted (#) (1)	% of Total Options Granted to Employees in Fiscal Year (2)		Exercise or Base Price ($/Share) (3)		Expiration Date

Name							5% (4)	10% (4)
Graham J. Siddall	157,500 7,000	6.02 0.27	% %	$ $	10.82 7.95	11/28/12 5/19/13	$1,071,731 34,998	$2,715,976 88,692
David A. Ranhoff	107,500 4,500	4.11 0.17	% %	$ $	10.82 7.95	11/28/12 5/19/13	731,499 22,499	1,853,762 57,016
John R. Detwiler	87,500 3,200	3.35 0.12	% %	$ $	10.82 7.95	11/28/12 5/19/13	595,406 15,999	1,508,876 40,545
Fred Hall	40,000 2,400	1.53 0.09	% %	$ $	10.82 7.95	11/28/12 5/19/13	272,186 11,999	689,772 30,409

(1)	The options granted on November 29, 2002 will become exercisable for one-eighth (1/8) of the option shares upon completion of six months of service measured from the grant date and will become exercisable for the balance of the option shares in a series of fourteen (14) successive equal quarterly installments upon completion of each additional full quarter of service thereafter. The options granted on May 20, 2003 will become exercisable for one-half (1/2) of the option shares upon completion of one year of service measured from the grant date and will become exerciseable for the balance of the option shares in a series of four (4) successive equal quarterly installments upon completion of each additional full quarter of service thereafter. In addition, each option will be subject to full and immediate acceleration should Credence be acquired by a merger or asset sale, unless the option is assumed by the acquiring entity or replaced with a cash incentive program which preserves the spread on the unvested option shares and provides for subsequent payout of that spread in accordance with the same vesting schedule in effect for that option. For additional information on option acceleration provisions, please see “Employment Contracts, Termination of Employment Arrangements and Change in Control Agreements” in Credence’s Form 10-K for the fiscal year ended October 31, 2003. Each option has a maximum term of 10 years, subject to earlier termination in the event of the optionee’s cessation of employment with Credence.
(2)	Represents the individual’s percentage (%) of the total options granted to all employees in the 2003 fiscal year, as determined by combining all the options granted in the 2003 fiscal year to the particular individual.
(3)	The exercise price may be paid in cash, in shares of Credence’s common stock valued at the fair market value on the exercise date or through a cashless exercise procedure involving the same-day sale of the purchased shares. Credence may also finance the option exercise by loaning the optionee sufficient funds to pay the exercise price for the purchased shares and the federal and state income tax liability incurred by the optionee in connection with such exercise.
(4)	There is no assurance provided to any executive officer or any other holder of Credence’s securities that the actual stock price appreciation over the 10-year option term will be at the five percent (5%) or ten percent (10%) assumed annual rates of compounded stock price appreciation or at any other defined level. Unless the market price of Credence common stock appreciates over the option term, no value will be realized from the option grants made to the executive officers.

NPTest Option Grants in Last Fiscal Year

The following table sets forth information concerning grants of options to acquire shares of NPTest common stock granted to Mr. Hooper. The options listed in the table become vested and exercisable over four years from the grant date, with the first 25% vesting on the first anniversary of the grant date and monthly thereafter, subject to partial accelerated vesting in connection with a change of control as described herein. The options were granted at an exercise price equal to the fair market value of NPTest common stock on the grant date, as determined by NPTest board of directors.

Name	Individual Grants
	Number of Securities Underlying Options Granted	Percentage of Total Options Granted to Employees in 2003	Exercise Price ($/Share)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (1)
					5%	10%
Brett Hooper	150,000	4.44%	$7.12	7/30/2013	$671,659	$1,702,117

(1)	There is no assurance provided to Mr. Hooper that the actual stock price appreciation over the 10-year term will be at the five percent (5%) or ten percent (10%) assumed annual rates of compounded stock price acceleration or at any other defined level. Unless the market price of NPTest common stock appreciates over the option term, no value will be realized from Mr. Hooper’s option grant.

Credence Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Values

The table below sets forth certain information with respect to Credence’s executive officers named in the Summary Compensation Table concerning the exercise of options during the 2003 fiscal year and unexercised options held by those individuals as of the end of such fiscal year. No stock appreciation rights were exercised by such individuals during the 2003 fiscal year, nor were any stock appreciation rights outstanding at the end of such fiscal year.

	Shares Acquired on Exercise (#)	Aggregate Value Realized ($) (1)	Number of Securities Underlying Unexercised Options at FY-End (#)		Value of Unexercised in-the-Money Options at FY-End ($) (2)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Graham J. Siddall	—	—	1,288,657	314,343	$460,856	$1,074,614
David A. Ranhoff	—	—	474,191	194,343	1,851,684	699,058
John R. Detwiler	—	—	174,381	122,730	342,688	432,315
Fred Hall	—	—	151,706	61,150	592,703	285,839

(1)	Based on the market value of the Credence shares on the date of exercise less the exercise price paid for those shares.
(2)	Based on the market value of the option shares at fiscal year-end ($16.13 per share) determined on the basis of the closing selling price per share of the Credence common stock on the Nasdaq National Market on the last day of the 2003 fiscal year-end less the exercise price.

NPTest Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Values

Mr. Hooper did not exercise any stock options in the NPTest fiscal year ended December 31, 2003. The following table sets forth information regarding unexercised options held as of December 31, 2003.

	Number of Securities Underlying Unexercised Options at December 31, 2003		Value of Unexercised In- The-Money Options at December 31, 2003(1)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Brett Hooper	—	150,000	—	$588,000

(1)	Based on the market value of the option shares at fiscal year-end ($11.04 per share) determined on the basis of the closing selling price per share of the NPTest common stock on the Nasdaq National Market on the last day of 2003 fiscal year-end less the exercise price.

Material Federal Income Tax Consequences

In the opinion of Morrison & Foerster LLP and Davis Polk & Wardwell, the following are the material United States federal income tax consequences of the merger to the NPTest stockholders, Credence and Cataline Corporation, assuming that the merger is effected as described in the merger agreement and this document. These opinions and the following discussion are based on and subject to the Internal Revenue Code of 1986, as amended, the regulations promulgated under the Internal Revenue Code, existing administrative interpretations and court decisions, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation that may be important to you in light of your particular circumstances or if you are subject to special rules, such as rules relating to:

•	individual stockholders who are neither citizens nor residents of the United States and stockholders that are foreign corporations, foreign partnerships or foreign estates or trusts;

•	financial institutions;

•	tax-exempt organizations;

•	insurance companies;

•	mutual funds;

•	dealers in securities or foreign currencies;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	stockholders who acquired their NPTest shares pursuant to the exercise of options or similar derivative securities or otherwise as compensation; and

•	stockholders who hold their NPTest shares as part of a hedge, straddle or other risk reduction, constructive sale or conversion transaction.

This discussion assumes you hold your NPTest shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code.

It is intended that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that for federal income tax purposes no gain or loss will be recognized by Credence, NPTest or Cataline Corporation solely as a result of the merger. Morrison & Foerster LLP and Davis Polk & Wardwell delivered to Credence and NPTest, respectively, their opinions dated as of the effective date of the registration statement of which this document forms a part, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, or the Code, and that Credence, NPTest and Cataline Corporation will each be treated as a party to the reorganization within the meaning of Section 368(b) of the Code. These legal opinions are filed as exhibits to the registration statement on Form S-4 of which this document forms a part. In addition, it is a condition to the closing of the merger that each of Credence and NPTest receives an updated legal opinion from its counsel dated as of the date of the closing of the merger, stating that the merger will constitute a “reorganization” under Section 368(a) of the Code and that each of Credence, NPTest, and Cataline Corporation will be a “party to the reorganization” under Section 368(b) of the Code. The opinions of counsel described in this paragraph are based on law existing and in effect as of the date of each opinion as reflected in the Code, current, temporary and proposed regulations, the legislative history of the Code, current administrative interpretations and practices of the Internal Revenue Service, or the IRS, and existing court decisions. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law. In addition, the opinions of counsel assume the absence of changes in existing facts and rely on customary assumptions and representations, including those contained in certificates executed by officers of Credence and NPTest and dated on or before the date of issuance of the relevant opinion, which certificates shall not have been withdrawn or modified in any material respect as of the effective time of the merger. The opinions neither bind the IRS, nor preclude the IRS from adopting a contrary position, and it is possible that the IRS may successfully assert a contrary position in litigation or other proceedings. Neither Credence nor NPTest intends to obtain a ruling from the IRS with respect to the tax consequences of the merger.

Based upon the qualification of the merger as a “reorganization,” the following tax consequences will result to you if you are an NPTest stockholder:

A stockholder of NPTest who receives shares of Credence common stock (or, if applicable, Credence non-voting convertible stock) and cash in the merger in exchange for all of the NPTest shares actually owned by the stockholder will not be permitted to recognize any loss as a result of the merger, but will be required to recognize gain (if any) equal to the lesser of: (1) the amount of cash so received; and (2) the amount of gain realized (i.e., the amount by which the sum of the amount of cash so received and the fair market value on the date of the merger of the shares of Credence common stock (or, if applicable, Credence non-voting convertible stock) received (including any fractional share), exceeds the stockholder’s adjusted federal income tax basis for the NPTest shares surrendered). For this purpose, gain or loss must be calculated separately for each identifiable block of NPTest shares surrendered in the exchange, and a loss realized on a particular block of NPTest shares cannot be used to offset a gain recognized on another block of NPTest shares. Any stockholder who holds NPTest shares with differing tax bases is urged to consult his, her or its own tax advisor regarding the tax consequences of the merger.

Although it is anticipated that most NPTest stockholders will be required to treat any recognized gain as capital gain (which is likely to be short-term capital gain taxable at ordinary income rates, as discussed below), the analysis may differ for each NPTest stockholder, and it is possible that an NPTest stockholder would instead recognize dividend income (which may be eligible for preferential tax rates, as discussed below). In general, a payment will be treated as being in exchange for stock (with the result that any recognized gain will be capital gain) if one of several tests set forth in Section 302 of the Code is satisfied. NPTest stockholders should consult their own tax advisors as to whether their receipt of cash qualifies for dividend or capital gain treatment under Section 302 of the Code.

If any of the applicable tests under Section 302 of the Code for sale or exchange treatment is satisfied with respect to an exchanging NPTest stockholder, the gain so recognized by such stockholder will be treated as capital gain. If none of the tests is satisfied, the gain recognized by the exchanging NPTest stockholder will be treated as a dividend to the extent of the stockholder’s ratable share of the earnings and profits of NPTest (or possibly the earnings and profits of NPTest and Credence) accumulated through the date of the merger, and any remaining amount of gain recognized will be characterized as capital gain. The federal income tax basis of the shares of Credence common stock (or, if applicable, Credence non-voting convertible stock) received by exchanging NPTest stockholders will be the same as the adjusted federal income tax basis of the NPTest shares surrendered in exchange therefor (other than any basis allocable to cash received in lieu of a fractional share of Credence stock), increased by the amount recognized as either dividend income or capital gain (other than any gain recognized with respect to cash received in lieu of a fractional share), and decreased by the amount of cash received (other than cash received in lieu of a fractional share). The holding period of the shares of Credence common stock received by exchanging NPTest stockholders in the merger will include the holding period of the NPTest shares exchanged therefor.

If the merger closes on or before June 20, 2004, no exchanging NPTest stockholder will have a holding period for his NPTest Shares that exceeds one year. Accordingly, if the merger closes on or before June 20, 2004, any gain realized by an exchanging NPTest stockholder and characterized as capital gain under the Section 302 tests will be short-term capital gain, which, for exchanging NPTest stockholders who are individuals, will generally be taxable for federal income tax purposes at the rates applicable to ordinary income (up to 35%). If the merger closes after June 20, 2004 it is possible that at least some exchanging NPTest stockholders will have a holding period for their NPTest shares of more than one year. Any gain recognized and classified as capital gain under the Section 302 tests with respect to NPTest shares held for more than one year will be treated as long-term capital gain which will generally be taxable to individual stockholders for federal income tax purposes at the rate of 15%. Any gain recognized by an exchanging NPTest stockholder and classified as a dividend may be treated as “qualified dividend income,” taxable to individual stockholders for federal income tax purposes at the long-term capital gain rate, provided that the exchanging NPTest stockholder held the shares giving rise to such income for the requisite holding period (generally, the holding period must be for more than 60 days during the 120-day period beginning on the date which is 60 days before the date of closing) and was not under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property.

Any NPTest stockholder who receives cash in lieu of a fractional share of Credence common stock (or, if applicable, Credence non-voting convertible stock) will be treated as if that stockholder had received the fractional share in the merger, and such fractional share was then redeemed by Credence.

Any stockholder of NPTest who effectively dissents from the merger and who receives cash for his or her NPTest shares will recognize a gain (or loss) for federal income tax purposes equal to the amount by which the cash received for those shares exceeds (or is less than) the stockholder’s tax basis for the shares. The amount of that gain (or loss), if any, will be treated as ordinary income (or loss) or long-term or short-term capital gain (or loss) depending on the length of time the shares are held by the dissenter, and whether the dissenter actually owns Credence stock or is deemed to own NPTest shares or Credence stock. In certain circumstances, a dissenter can be deemed for tax purposes to own shares that are actually owned by a non-dissenter that is related to the dissenter, or to own shares of Credence common stock or Credence non-voting convertible stock, with the possible result that the cash received upon the exercise of the dissenter’s rights could be treated as a dividend received pursuant to a corporate distribution rather than as an amount received pursuant to a sale or exchange of NPTest shares pursuant to Section 302 of the Code. NPTest stockholders who dissent from the merger should consult their own tax advisors as to whether their receipt of cash qualifies for dividend or capital gain treatment under Section 302 of the Code.

None of Credence, NPTest or Cataline Corporation will recognize gain or loss for United States federal income tax purposes solely as a result of the merger.

Information Reporting. NPTest stockholders must comply with the information reporting requirements set forth in the Treasury regulations under Section 368 of the Internal Revenue Code. In general, the Treasury regulations under Section 368 of the Internal Revenue Code require any taxpayer who receives stock, securities or other property, including cash, in a tax-free exchange in connection with a corporate reorganization to include with his, her or its federal income tax return a complete statement of facts pertaining to the nonrecognition of gain or loss including:

•	the cost or other basis of the stock or securities transferred in the exchange; and

•	the amount of stock, securities or other property received in the exchange.

In addition, the statement must include the fair market value, at the date of the exchange, of each kind of stock, securities or other property received by the taxpayer. Taxpayers are required to keep permanent records showing the cost or other basis of any property involved in such an exchange. NPTest stockholders are urged to consult their tax advisors to determine the specific information that they may need to file pursuant to the Treasury regulations under Section 368 of the Internal Revenue Code.

Backup Withholding. Backup withholding tax at a rate of 28% may apply to cash paid in the merger to an NPTest stockholder. Backup withholding will not apply, however, if the stockholder:

•	furnishes a correct taxpayer identification number and certifies that he or she is not subject to backup withholding on Internal Revenue Service Form W-9, or an appropriate substitute form;

•	provides a certificate of foreign status on Internal Revenue Service Form W-8BEN, or an appropriate substitute form; or

•	otherwise proves to Credence and its exchange agent that the stockholder is exempt from backup withholding.

The Internal Revenue Service may impose a penalty upon any taxpayer that fails to provide the correct taxpayer identification number. Any amount withheld under the backup withholding rules may be allowed as a refund or a credit against the stockholder’s federal income tax liability provided that the stockholder furnishes required information to the Internal Revenue Service.

The foregoing discussion is not intended to be a complete analysis or description of all potential United States federal income tax consequences or any other consequences of the merger. In addition, the discussion does not address tax consequences which may vary with, or are contingent on, your individual circumstances. Moreover, the discussion does not address any non-income tax or any foreign, state or local tax consequences of the merger. Accordingly, you are strongly urged to consult with your tax advisor to determine the particular United States federal, state, local or foreign income or other tax consequences to you of the merger. The foregoing discussion is not intended to be, and should not be considered as, tax advice.

Accounting Treatment

The transaction described in this document will be accounted for using the “purchase” method of accounting as that term is used under United States generally accepted accounting principles, commonly referred to as “GAAP,” for accounting and financial reporting purposes. NPTest will be treated as the acquired corporation for these purposes. NPTest’s assets, liabilities and other items will be adjusted to their estimated fair value at the completion of the merger and combined with the historical book values of the assets and liabilities of Credence. Applicable income tax effects of these adjustments will be included as a component of the combined company’s deferred tax asset or liability.

On June 29, 2001, FASB, adopted changes to the method of accounting for goodwill in a purchase transaction from capitalization and amortization against earnings to capitalization and periodic evaluation for impairment. The change is effective with respect to all business combinations accounted as a purchase and completed after June 30, 2001. As a result, goodwill resulting from this transaction will be reported by Credence as an asset and not amortized against earnings unless it becomes impaired. For further information concerning the amount of goodwill or other intangibles to be recorded in connection with the merger and the amortization of that goodwill, see the section entitled “Notes to Unaudited Pro Forma Combined Condensed Financial Statements” on page 139 of this document.

Regulatory Approvals

The SEC has declared Credence’s registration statement on Form S-4 relating to this transaction effective and the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or the HSR Act, has expired. Credence and NPTest do not believe that any additional material governmental filings are required with respect to the transaction.

Under the HSR Act and the rules and regulations promulgated thereunder, certain transactions, including the merger, may not be consummated unless certain waiting period requirements have expired or been terminated. Each of Credence and NPTest have filed a Pre-Merger Notification and Report Form pursuant to the HSR Act with the Department of Justice and the Federal Trade Commission. The HSR Act waiting period has expired.

Approval of the Merger

Under Delaware law, the approval of the board of directors of NPTest and the affirmative vote of holders of at least a majority of the shares of NPTest common stock outstanding on the record date are required to approve the merger agreement and the merger. By vote of all directors present and voting at its meeting on February 20, 2004, NPTest’s board of directors unanimously approved the merger. Credence stockholders are required to approve the issuance of Credence securities pursuant to the merger under the rules of the Nasdaq National Market because the number of shares of Credence common stock that Credence is obligated to issue in the merger is expected to exceed 20% of the Credence common stock outstanding before the merger. Under the Nasdaq rules, the affirmative vote of holders of at least a majority of the shares of Credence common stock present in person or by proxy at a meeting at which there is a quorum is required to approve the issuance of Credence securities pursuant to the merger.

Appraisal Rights

NPTest stockholders will have appraisal rights under Delaware law in connection with the merger. Any NPTest stockholder who has not voted shares of NPTest common stock in favor of the merger and the merger agreement has the right to demand appraisal of, and to be paid the fair market value for, such shares of NPTest common stock in lieu of the cash and Credence securities provided for in the merger agreement. The value of the NPTest common stock for this purpose will exclude any element of value arising from the accomplishment or expectation of the merger. In order for the holder of NPTest common stock to exercise its right to an appraisal, if any, such holder must deliver to NPTest a written demand for an appraisal of the shares of NPTest common stock prior to the time the vote is taken on the merger at the NPTest stockholder meeting as provided by Delaware law. Annex G to this document sets forth the pertinent provisions of Delaware law addressing appraisal rights. Simply voting against the merger will not be considered a demand for appraisal rights. If the holder of NPTest common stock fails to deliver such a written demand prior to the time the vote is taken on the merger at the NPTest stockholder meeting to the general counsel of NPTest, Leslie Weise, 150 Baytech Drive, San Jose, California 95134, it will lose the right to an appraisal. In addition, if such holder votes shares of NPTest common stock for approval of the merger and the merger agreement, it will lose the right to an appraisal with respect to such shares. The preceding discussion is not a complete statement of the law pertaining to appraisal rights under the Delaware General Corporation Law and is qualified in its entirety by the provisions of Delaware law attached as Annex G to this document.

Restrictions on Resale of Credence Common Stock by Affiliates

The issuance of Credence securities to NPTest stockholders in connection with the merger has been registered under the Securities Act. Such shares may be traded freely and without restriction by those NPTest stockholders who are not deemed to be NPTest “affiliates,” as that term is defined under the Securities Act, at the time the merger and the merger agreement is submitted for approval by the NPTest stockholders at the NPTest stockholder meeting. An affiliate of NPTest is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with NPTest. Any subsequent transfer of Credence common stock issued in the merger by any NPTest affiliate will, under existing law, require one of the following:

•	registration of the transfer under the Securities Act;

•	compliance with Rule 145 under the Securities Act, which allows limited sales under specified circumstances; or

•	availability of another exemption from registration.

In addition, NPTest Holding, LLC, a beneficial owner of approximately 25,379,550 shares of NPTest common stock, who, assuming the merger occurs will own approximately 203,036 shares of Credence non-voting convertible stock, convertible into 20,303,640 shares of Credence common stock, has agreed that it will not, until the date that is two days following the date Credence first releases the combined financial results of Credence and NPTest following the closing, sell, offer to sell, contract to sell, or otherwise transfer any shares of Credence non-voting convertible stock, other than pursuant to piggyback registration rights granted to it under a registration rights agreement with Credence. Thereafter until the date that is two days following the date Credence releases its financial results for the fiscal period next following the date Credence first releases the combined financial results of Credence and NPTest following the closing, NPTest Holding, LLC has agreed that it will transfer shares of Credence non-voting convertible stock only in compliance with Rule 144 of the Securities Act, or pursuant to piggyback registrations. Thereafter, NPTest will not be subject to any contractual limitation on its ability to transfer shares of Credence non-voting convertible stock. Under a registration rights agreement with NPTest Holding, LLC, Credence has granted NPTest Holding, LLC (a) the right, on not more than two occasions, to request Credence to effect registration under the Securities Act of any or all of the shares of common stock issuable upon conversion of the Credence non-voting convertible stock and any shares into which, or for which such common stock may be changed or converted, subject to certain restrictions under the registration rights agreement, and (b) the opportunity to include in a Credence registration statement such number of registrable securities as NPTest Holding, LLC may request, subject to reduction in certain circumstances as described in the registration rights agreement.

This registration statement, including this document, does not cover any resales of Credence common stock by former NPTest stockholders, including Credence common stock issuable upon the exercise of any assumed options or warrants to be received by NPTest stockholders upon completion of the merger. No person is authorized to make use of this document in connection with any resale of Credence securities received by them in the merger.

Anti-Dilution Adjustments

If between February 22, 2004 and the effective date of the merger, the outstanding shares of Credence common stock or NPTest common stock are changed into a different number of shares because of any reclassification, recapitalization, split-up, combination or other like change, increase or decrease, or exchange of shares, or if any dividend payable in stock or other securities is declared on such shares with a record date within this period, the merger agreement requires that the exchange ratio be adjusted accordingly to provide the same economic effect as contemplated by the merger agreement before such reclassification, recapitalization, split-up, combination, change, exchange or dividend.

Exchange of Stock Certificates

Credence has agreed to deposit the certificates representing the Credence securities to be issued under the merger agreement and cash to be paid instead of fractional shares with Equiserve Trust Company, N.A., who will act as exchange agent in the merger for the benefit of the holders of issued and outstanding shares of NPTest common stock. Credence has agreed to deposit such certificates and cash with its exchange agent within one business day after the closing of the merger. Additionally, Credence will cause the exchange agent to mail a letter of transmittal to each holder of NPTest common stock within one business day of the closing of the merger. The letter of transmittal will contain instructions on how NPTest stockholders may surrender their NPTest stock certificates to the exchange agent in order to exchange them for new Credence certificates.

If you are an NPTest stockholder, you should NOT return your stock certificates with the enclosed proxy, and you should NOT forward them to Credence’s exchange agent until you receive the letter of transmittal. Following your receipt of the letter of transmittal, you should forward the certificates only in accordance with the instructions specified in the letter.

After the effective time of the merger, and until an NPTest stockholder surrenders their certificates representing their NPTest common stock for exchange to Credence’s exchange agent, holders of these certificates will not be paid any dividends or other distributions declared after the effective time of the merger on the Credence securities. Any such unpaid dividends or other distributions on such Credence securities will be paid, without interest, only to those former NPTest stockholders who have properly tendered their NPTest common stock certificates for exchange. All NPTest stock certificates presented after the effective time of the merger will be canceled and exchanged for a certificate or certificates representing the applicable number of shares of Credence securities and cash instead of fractional shares to be received by such NPTest stockholder in the merger.

Any shares of Credence securities that remain undistributed one year after the effective date of the merger will be delivered to Credence on demand. After that time, certificates representing NPTest common stock must be surrendered for exchange to Credence, provided, however, that the failure of NPTest stockholder to deliver its NPTest stock certificates and/or a duly executed letter of transmittal to Credence’s exchange agent within such year period shall in no way affect such NPTest stockholder’s right to receive Credence securities and cash in lieu of fractional shares in exchange for such NPTest common stock in the merger. Credence and NPTest, as the surviving corporation of the merger, will not be liable for any shares of Credence securities or for any cash amounts delivered to a public official under any abandoned property, escheat or similar laws.

If a certificate representing NPTest common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration payable under the merger agreement when the claimant submits an affidavit of loss, theft or destruction, and, if required by Credence in the case of any certificate representing more than 1,000 shares of NPTest common stock, post a reasonable bond as indemnity against any claim that may be made later with respect to the lost certificate.

Fees and Expenses

Credence and NPTest have agreed that each company will pay its own expenses incurred in connection with the merger agreement, whether or not the merger is consummated, subject to certain exceptions described below in the section titled “Terms of the Merger Agreement—Expenses; Payment of Termination Fees” on page 130 of this document.

In addition, Credence and NPTest have agreed to reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding this document and other offering materials to their customers in connection with the solicitation of proxies for the Credence stockholder meeting and the NPTest stockholder meeting, respectively.

Credence has retained Equiserve Trust Company, N.A. as the exchange agent. Credence has agreed to pay the exchange agent reasonable and customary compensation for its services in connection with the merger, has agreed to reimburse the exchange agent for its reasonable out-of-pocket expenses and has agreed to indemnify the exchange agent against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws.

Except as described above, neither Credence nor has NPTest agreed to pay any fees or commissions to any broker, dealer or other person for soliciting proxies pursuant to the merger.

NPTEST BUSINESS

Business

Overview. NPTest designs, develops and manufactures advanced semiconductor test and diagnostic systems and provides related services for the semiconductor industry. NPTest’s customers include integrated device manufacturers, or IDMs, fabless design companies, foundries and assembly and test subcontractors worldwide. NPTest’s products and services enable its customers to bring their increasingly complex ICs to market faster, at lower cost and without compromising IC quality. NPTest offers products that enable its customers to debug, characterize and test a wide range of ICs, including the fastest multi-Gigahertz microprocessors and the most highly integrated, high-speed system-on-a-chip, or SOC, devices. In addition, NPTest provides test-engineering services, including debug, repair and characterization.

NPTest’s business dates back to 1965 when Fairchild Semiconductor established an automated test equipment division. Schlumberger Limited, or Schlumberger, a global oilfield and information services company with major activity in the energy industry, acquired Fairchild Semiconductor in 1979. The business NPTest now operates, which NPTest refers to as NPTest, Inc., was a part of the business Schlumberger acquired. On July 29, 2003, NPTest Holding, LLC, which is principally owned by Francisco Partners (95.7%) and Shah Management (3.6%), acquired NPTest, Inc. from Schlumberger. On December 16, 2003, NPTest completed the sale of 14,600,000 shares in an initial public offering of NPTest common stock. As of December 31, 2003, NPTest Holding, LLC owned approximately 63.4% of NPTest’s outstanding common stock.

On February 23, 2004, NPTest announced that it had entered into a definitive merger agreement pursuant to which Credence, a leading provider of design-to-test solutions for the worldwide semiconductor industry, will acquire NPTest. In accordance with the merger agreement, each share of NPTest common stock will be converted, directly or indirectly, into the right to receive 0.8 shares of Credence common stock and $5.75 in cash. The closing of this transaction is subject to a number of conditions precedent, including approval by NPTest’s stockholders and by Credence’s stockholders.

Corporate Structure. NPTest was incorporated in June 2003, in Delaware, for the purposes of acquiring NPTest, Inc. from Schlumberger. NPTest indirectly owns 100% of the capital stock of NPTest, Inc., which conducts its operations, in part, through direct and indirect wholly-owned subsidiaries in the United States, Europe and Asia.

Industry Background. Historically, the semiconductor industry has been driven by the ability to integrate an increasing number of transistors on a given area of silicon, which has allowed for the production of smaller, faster and more complex integrated circuits at decreasing costs. This has been accomplished by shrinking circuit dimensions, increasing the silicon wafer size to allow for more die per wafer and introducing new conductive and insulating materials. These advancements, in combination with decreasing average selling prices, have allowed for the proliferation of semiconductor devices, as well as an increase in semiconductor content, in a wide variety of end market applications including computer, consumer and communication devices.

Despite the proliferation of semiconductor devices and increase in semiconductor content, the semiconductor industry is traditionally cyclical. Since peaking in 2000, the industry has been in the midst of a downturn which has been characterized by depressed end market demand, low utilization of equipment by semiconductor manufacturers and assembly and test subcontractors, and reduced spending on semiconductor capital equipment. Over the last two years, semiconductor manufacturers have focused capital equipment spending on advanced wafer processing equipment, but have invested less in improvements in back-end processes such as test and diagnostics. In addition, life cycles of end products have shortened and leading edge devices have moved to smaller geometries and higher performance levels. As a result, test systems installed during the industry peak do not meet the requisite performance requirements and are not cost-effective for new generations of ICs. Recent evidence points to a recovery in the industry as semiconductor manufacturers have seen increased demand for their products. NPTest believes these factors will lead to demand for new cost-

effective test products that are flexible enough to meet the evolving needs and rapid time-to-market requirements of semiconductor manufacturers.

Semiconductor Design and Manufacturing Process. The following stages depict the multistage semiconductor design and manufacturing process:

•	Design and Simulation Stage. The product concept is developed into a software-based model of the electrical circuit. This model is developed into a photolithographic template or “mask” that has the circuit layout etched into it.

•	Prototype Manufacturing Stage. The mask is used to manufacture a small quantity of prototype ICs.

•	Validation and Characterization Stage. The functionality of prototype ICs is validated, comparing the prototype to the model, and the specifications are characterized in detail. Prototypes often require redesign and repetition of the photolithographic process with a new mask to correct architectural or design flaws.

•	Wafer Fabrication Stage. After validation and characterization, the IC is moved to high volume manufacturing. At the end of wafer fabrication, wafer test, or wafer sort, where faulty ICs are identified, is conducted.

•	Assembly and Final Test Stage. The good ICs are assembled, packaged, and undergo final testing. Final test can involve structurally testing and/or functionally testing the IC to ensure it meets necessary quality levels prior to shipping.

•	Failure Analysis Stage. Defective ICs rejected by the end user, as well as defective ICs found during manufacturing test, are analyzed to identify and correct the cause of the malfunction, whether in the manufacturing process or in the IC design.

Market Challenges. Test and associated design diagnostics play key roles in the semiconductor design and manufacturing process. Test and diagnostics are critical in high volume manufacturing for identifying non-performing ICs and isolating the cause of malfunctions. They are also essential to debugging and characterizing ICs, and measuring and increasing yield as manufacturing volumes increase. Test and diagnostics are becoming more challenging due to a number of factors, including:

•	Rising complexity of chip designs. The trend towards smaller geometries and an increasing number of transistors and metal layers, and the integration of analog, digital and memory functions on a single IC have created new challenges for test. In addition, advances in bus technology and the adoption of new design protocols are increasingly making ICs more complex. Process technology innovations have added to this complexity. Existing device debug and characterization methodologies are becoming inadequate to identify faults and defects in these designs and customers are seeking alternative methodologies.

•	Increasing cost of test. Traditionally semiconductor manufacturers have used functional testers, which attempt to re-create the end-user application environment. As semiconductor designs, ICs and process technologies have become increasingly complex, this form of test has become less cost effective. To manage test costs, customers are pursuing lower-cost test techniques, such as structural test, built-in self-test (BIST), and design-for-test (DFT). Continued cost pressures are driving customers to demand higher utilization of test systems, as well as test systems that can be re-used across different types and generations of ICs. Current test system products lack the flexibility and scalability required to permit desired levels of utilization and extend the product’s useful life.

•

Increased pressure for rapid time-to-market and time-to-volume manufacturing. Today’s semiconductor market is characterized by diminishing product life cycles and obsolescing technologies. Semiconductor manufacturers are focused on accelerating their time-to-market with new ICs in order to maximize their revenue opportunity. Customers are seeking test solutions that enable them to debug, validate and characterize new IC designs with a minimum number of design iterations. Collaboration among design and manufacturing test engineers is becoming more critical for optimizing time-to-volume manufacturing and yield. Failure to work collaboratively increases the number of design iterations required to produce an IC ready for high volume manufacturing and, therefore, delays time-to-market.

NPTest’s Solution. NPTest designs, develops, manufactures, sells and supports advanced semiconductor test and diagnostic systems and offers test engineering services that enable its customers to increase their engineering and manufacturing efficiency and lower their cost of test. NPTest’s solution offers:

•	Leading technology. NPTest designs tools that debug, characterize and test the fastest multi-Gigahertz microprocessors, as well as the most highly integrated, high-speed SOCs. NPTest is also recognized as a leader in functional and structural test with its EXA and DeFT platforms, respectively. NPTest’s EXA3000 functional tester can provide data rates of 3.2 Gb/s and timing accuracy of 50 picoseconds. The DeFT structural tester was the first commercially available structural tester when it was introduced in 2001. Sapphire NP, NPTest’s latest test platform, integrates its knowledge of functional and structural test and is capable of performing both. In addition to NPTest’s test platforms, its diagnostic tools detect circuit defects and design faults down to 90nm with high accuracy. NPTest’s IDS OptiFIB integrates photon and ion optics into a single coaxial column, which allows for the simultaneous capture of real-time optical and focused ion beam, or FIB, images, a new technology for the market.

•	Accelerated time-to-market for NPTest’s customers. NPTest’s products enable its customers to reduce the number of prototype iterations required to complete a product design. NPTest’s systems perform signal measurement, failure analysis, circuit edit and characterization to identify design defects and functional failures during the first design cycle. NPTest also provides these services on an outsourced basis to customers who do not possess, or choose not to use, in-house test engineering capabilities. Customers who use NPTest’s test engineering services are able to limit prototype iterations, reduce engineering and mask costs and accelerate time-to-market for their ICs. NPTest is also implementing compatible software interfaces which can be used in debug, validation and characterization and manufacturing. This software facilitates communication between designs and manufacturing test engineers, helping them shorten time-to-market.

•	Multiple test capabilities on a single platform. NPTest has designed its latest test platform, Sapphire NP, for use throughout the semiconductor design and manufacturing process. This test platform has been designed to lower infrastructure costs, and to have a smaller footprint and reduced power requirements. The same system can be configured for the engineering stages, including device debug, validation and characterization, and the high volume manufacturing stages, including wafer sort and final test.

•	A reconfigurable, scalable test platform. By placing the intelligence of the tester in the test head and designing test instruments that “plug and play” within the test head, NPTest has designed its Sapphire NP platform to be fully reconfigurable. This test platform design allows customers to reconfigure the platform as their performance requirements and functionality needs change by implementing test instruments that are or will be capable of testing a wider range of ICs including SOC devices and high-performance logic, mixed-signal, analog and radio frequency, or RF, devices. The performance and pin count of Sapphire NP are fully scalable. Sapphire NP can be used to test all of the various functional blocks of an SOC simultaneously regardless of block operating speed and without sacrificing accuracy. Sapphire NP is designed to be reconfigured to help NPTest’s customers as they adopt new DFT methodologies and transition from solely functional test to structural test or a combination. These features enhance utilization and forward compatibility, and significantly reduce the overall cost of test.

Business Strategy. NPTest’s objective is to lead the semiconductor test industry by introducing technologies that enhance the efficiency of test, validation and characterization in the semiconductor design and manufacturing process. Key elements of NPTest’s strategy include:

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Extending NPTest’s technology leadership. NPTest has consistently introduced new products that have enabled its customers to overcome their testing, characterization and validation challenges and to bring next generation products to market. NPTest is committed to maintaining its leadership at the high end of the market, and therefore, work closely with its customers and share product roadmaps to anticipate technology progression such as operating frequencies of up to 6.4 GHz and timing accuracy of 20 picoseconds. NPTest’s Sapphire NP tester architecture allows its customers to reduce time-to-market for new products at the leading edge of technology with a lower cost of test. NPTest also continues to innovate with its diagnostic systems. NPTest’s current e-beam, circuit analysis and FIB diagnostic products are validated to deliver 90nm capability today, and NPTest is actively developing technology for next generation devices.

•	Innovating for cost efficiency. NPTest strives to offer leading-edge products and services that drive cost efficiency in the test and diagnostic industry. NPTest has continually developed products that have reduced the cost of test, such as the EXA3000 and the DeFT test platform, introduced in 2000 and 2001 respectively. NPTest expects the recently introduced Sapphire NP platform to improve cost efficiency by bringing a new level of integration to the test market and providing a scalable cost structure for its customers. NPTest plans to continue to innovate for cost efficiency by building on or re-using its test technology and further integrating it within the Sapphire NP platform and instrument set.

•	Enabling the transition to low cost test strategies. Confronted with competitive pressures and the inability to test the full functionality of highly integrated ICs, semiconductor manufacturers have identified test techniques such as structural test, BIST, and DFT as key enablers of testability and lower manufacturing costs. NPTest’s DeFT platform was the first structural test product commercially available. NPTest’s recently introduced Sapphire NP platform supports both functional and structural test on a single platform. As semiconductor manufacturers transition from functional to structural test, NPTest intends to provide systems that facilitate the transition to lower cost test strategies.

•	Expanding NPTest’s addressable market. NPTest’s products have traditionally focused on the high end of the market. As IC complexity has increased with greater integration of digital, analog and mixed signal technologies, the testing performance requirements for a wider range of ICs have grown, increasing the addressable market for NPTest’s products. NPTest’s Sapphire NP platform will also expand its addressable market by allowing it to service products at different performance levels, including devices operating at frequencies of 200 MHz and less, where NPTest has not traditionally focused. This will allow NPTest to target high volume, cost sensitive devices such as advanced micro controllers, devices for mid- to low-end consumer products and RF devices. NPTest also plans to further penetrate the fabless semiconductor and subcontractor markets. NPTest plans to build on its success in selling its EXA platform in these markets by meeting the needs of fabless semiconductor companies and subcontractors with the flexibility and configurability of its Sapphire NP platform.

•	Collaborating with strategic customers to improve NPTest’s market position. NPTest has and will continue to develop strategic relationships with the leading companies in the semiconductor industry, including the leading manufacturers of microprocessors and mixed-signal SOCs, to develop new products and services. By collaborating with existing and potential customers, NPTest attempts to minimize its development risk and to better understand the product roadmap and development needs of its customers. Through defining key milestones for cost of test reductions and meeting joint development program requirements with strategic partners NPTest has introduced new products including its EXA3000, DeFT and Sapphire NP platforms. For example, NPTest recently entered into collaboration with Beijing Microelectronics Technology Institute to establish a high-end central processing unit and SOC testing center, offering testing services to IC design companies throughout China. NPTest will continue to pursue new collaborations to broaden its customer base.

•	Facilitating collaboration between designs and manufacturing test engineers. Traditionally, in semiconductor manufacturing, organizational boundaries have existed between design and manufacturing test. NPTest intends to continue to develop systems and software, which allow design and manufacturing test engineers to collaborate and to operate on a common hardware and software platform, thereby simplifying the transition from prototyping to manufacturing. NPTest’s systems and software enable manufacturers to facilitate communication between designs and manufacturing test engineers, improve manufacturing yields and ease the transition to DFT and structural test.

Products and Services. NPTest’s suite of products and services allows it to cost effectively meet its customers’ needs in IC design debug and validation, IC repair, characterization, wafer sort, final test and failure analysis. NPTest delivers high quality customer support and makes available its engineering, diagnostic and test process expertise to semiconductor companies. NPTest’s products for IC design debug and validation, IC repair and characterization are used in the validation and characterization stage; wafer sort products are employed at the end of the wafer fabrication stage; final test products are used in the assembly and final test stage; and failure analysis products are used in the failure analysis stage. Customer support and engineering services are available at each stage to help customers achieve optimal use of NPTest’s products.

Products. NPTest’s principal products include the following:

EXA3000. The EXA3000, introduced in 2000, is a high performance functional test platform capable of testing a wide range of ICs. The EXA3000 provides a wide performance range from 400 MHz to 3.2 GHz, allowing the test of most SOCs, microprocessors and graphics ICs. The EXA3000 is used for characterization and final test. Most recently, NVIDIA Corporation purchased multiple EXA3000 test systems to test current and next generation graphic ICs for characterization and production. The EXA3000 is flexible and customizable and includes features such as high performance digital instruments, advanced analog instruments, mixed signal synchronization, low electrical noise and a common graphical user interface. When configured with a high performance test head, the EXA3000 offers up to 1,280 configurable pins for high pin count ICs or for multiple testing of low pin count ICs.

DeFT. The DeFT is a structural test system, which is used to test high-end microprocessors and chipsets for wafer sort and final test. When it was introduced in 2001, it was the first commercially available structural tester. The DeFT is a low cost system, featuring a reduced pin count test interface that can test DFT-ready ICs. The DeFT also features high performance scan capability, a high accuracy clock and proprietary power supply technology that can provide up to 400 Amps with fast transient response.

Sapphire NP. Sapphire NP, NPTest’s next generation platform introduced in July 2003, is designed to be a highly reconfigurable and scalable functional and structural tester for a wide range of ICs. Sapphire NP has all of its test electronics integrated in the test head and interconnected by a proprietary high bandwidth bus, which results in a lower cost platform and a smaller footprint. Sapphire NP can be used for design debug and validation, characterization, wafer sort and final test. Sapphire NP’s design supports a broad configuration range of up to 5,000 pins and a performance envelope that ranges from 200 MHz to 6.4 GHz. Initially, Sapphire NP is being sold in less complex configurations targeted at markets that require cost effective test solutions.

IDS 10000. The IDS 10000, introduced in 1994, is a compact electron beam system for IC diagnostics, with a computer aided design, or CAD, navigation user interface. During IC design debug and validation, the IDS 10000 can measure signals inside the IC, enabling the user to trace malfunctions to their root cause. In addition, in the failure analysis stage, IDS 10000 is capable of analyzing malfunctions down to 0.18 micron for non-working devices returned by customers.

IDS OptiCA. The IDS OptiCA, introduced in 2002, is an in-circuit probe and defect analysis tool using photon emission technology. The IDS OptiCA complements the IDS 10000 for testing flip chip and other advanced package devices which require instruments that can test from both sides of the IC as well as at the wafer level. IDS OptiCA detects electrical leakages and faulty electrical paths in the IC, two common problems associated with advanced process technologies through the integrated photon emission microscope, thermal laser simulation tool and timing analysis tool. The IDS OptiCA is capable of analyzing defects down to 90 nm. The IDS OptiCA is used for design debug and validation as well as failure analysis.

IDS OptiFIB. The IDS OptiFIB, introduced in 2002, is a Focused Ion Beam product used for circuit edit and repair. The IDS OptiFIB is unique because it combines ion and photon optics in a single coaxial column, with a CAD navigation interface, which enables the user to align FIB and CAD images simultaneously, increasing the accuracy of circuit modifications. In failure analysis, the IDS OptiFIB can identify and repair circuit layout at inner metal layers.

Services. NPTest’s services are an integral part of its business and directly contribute to customer satisfaction, as evidenced by the customer satisfaction awards that it has received, including:

•	VLSI Research 10 Best award for excellence in customer service, in 2001, 2002 and 2003; and

•	Intel Preferred Quality Supplier award, for calendar years 2001, 2002 and 2003.

Customer Service. NPTest has established a worldwide organization of engineers and specialists to help its customers maintain and repair its products. As of December 31, 2003, NPTest had a customer service support staff of 239 people, including a call center staffed by trained technicians. A broad range of services is offered to address the technical needs of NPTest’s customers. A 24-hour 7-day-a-week logistics network supports NPTest’s customer service effort and it has two repair centers in North America. NPTest’s spare parts logistics network is outsourced to a specialized third party supplier with an international network of warehouses that provides express deliveries to NPTest’s customer sites within two to 24 hours of receiving an order and offers NPTest’s customers on-line access to shipment status. NPTest believes that it has increased the productivity of its customer service organization through:

•	Remote Support and e-Support. NPTest’s specialists can remotely access a piece of its equipment at a customer site and quickly diagnose a problem, often permitting a rapid solution without the need for an on-site visit.

•	Worldwide Call Center. Customer requests are collected on a 24-hour 7-day-a-week basis by NPTest’s call center and routed to the relevant experts, based on skill set requirements.

•	In-Touch Knowledge Base. NPTest’s field technicians can instantly and remotely access the experience of its worldwide engineering and technical team through its web-enabled knowledge base. This tool permits us to quickly and efficiently apply NPTest’s vast experience to an individual customer’s particular problem.

SABER. Established in 1997, NPTest’s SABER group provides test engineering services for fabless semiconductor companies, system integrators, and IDMs. Many IC vendors, typically fabless companies, require outsourced assistance to help them reduce their IC design debug cycle-time, number of design iterations, and overall development costs. SABER services leverage NPTest’s competencies in characterization, validation, circuit edit and high volume manufacturing test deployment, and provide access to leading edge techniques for companies who choose to outsource these type of engineering activities. SABER’s service offerings complement and optimize NPTest’s customers’ overall outsourcing strategy by working cohesively with their design service, foundries, and assembly and test subcontractors. To better serve these customers, SABER has formed a strategic alliance with a major foundry that positions SABER to reach a broad universe of fabless semiconductor companies through its customer referrals. As of December 31, 2003, NPTest’s SABER group had a staff of 68 people.

Sales and Marketing. NPTest generates business primarily by expanding customer relationships. In a number of cases, early technology exchanges with industry leaders have developed into common projects, whereby the customer specifies product requirements and NPTest develops the technology and implements the solution, within specified timing and pricing constraints. NPTest works with its customers collaboratively to develop specific products, which it then markets on a broader basis. NPTest places a high value on developing and maintaining these types of relationships with its customers, which it believes is the best approach to product development. NPTest sells its products and services directly to IDMs, fabless companies and assembly and test subcontractors. As of December 31, 2003, NPTest had 81 people in its sales and marketing organization with sales offices in the major semiconductor manufacturing markets. NPTest markets its products and services to IDMs through its account managers. Account managers are responsible for the general relationship with the customer, including the coordination and preparation of technology roadmap exchanges. NPTest has also established specialized sales and marketing teams to meet the particular requirements of fabless companies and assembly and test subcontractors, with a team dedicated to each group. These teams market NPTest’s products and services to take advantage of cross-selling opportunities.

Customers. The semiconductor industry is highly concentrated, and a small number of IC device manufacturers and assembly and test subcontractors account for a substantial portion of the purchases of IC test equipment. Intel and STMicroelectronics, accounted for 41% and 11%, respectively, of NPTest’s total combined twelve months revenue. The combined twelve months December 31, 2003 information represents the sum of the financial data for the January 1, 2003 to July 29, 2003 period for NPTest, Inc. and the financial data for the period from June 20, 2003 (NPTest’s inception) to December 31, 2003 for NPTest. These two customers are the only customers who accounted for 10% or more of NPTest’s total revenue during this period. Sales to customers in North America accounted for approximately 51%, 52% and 39% of total revenue for the years ended December 31, 2003, 2002 and 2001, respectively; sales to customers in France accounted for approximately 8%, 9% and 10% of total revenue for the years ended December 31, 2003, 2002 and 2001, respectively; sales to customers in other countries in Europe accounted for approximately 8%, 5% and 13% of total revenue for the years ended December 31, 2003, 2002 and 2001, respectively; sales to customers in Japan accounted for approximately 9%, 9% and 9% of total revenue for the years ended December 31, 2003, 2002 and 2001, respectively; and sales to customers in other countries in Asia accounted for approximately 24%, 24% and 28% of total revenue for the years ended December 31, 2003, 2002 and 2001, respectively. Information on 2002 and 2001 represents the financial data for NPTest, Inc.

Manufacturing. All of the products manufactured by NPTest are assembled and shipped from its 105,000 square foot facility in Simi Valley, California. NPTest’s manufacturing operations are comprised of four segments: supply chain management, front-end manufacturing, system integration and test, and quality control. The supply chain organization is responsible for the planning and procurement of material, based on a monthly build plan approved by senior management, utilizing an MRP (material requirements planning) information system. Front-end manufacturing delivers complete and fully tested multi-layer electronic boards. System integration and test performs electro-mechanical integration, system calibration and final test and assists with customer acceptance. There is a formal quality structure in place with a strategy focused on process improvement teams to achieve overall factory quality targets. Both internal teams and customer representatives conduct regular quality assessments.

NPTest outsources a portion of its front-end manufacturing requirements to Flextronics in St. Etienne, France. This strategy gives NPTest the capability to increase its production volumes in a timely manner when there is a sudden surge in market demand. NPTest expects to continue this arrangement with Flextronics in the future or, if advantageous, to obtain these services from another contract manufacturer. As of December 31, 2003, NPTest had a staff of 133 people in its manufacturing group.

Research and Development. NPTest has a highly structured approach to maximize research and development efficiency. A group of internal advisors formulates a long-term technology plan with clear objectives. Through NPTest’s direct engagement with customers, high-priority projects are identified and appropriate resources are located. Engineering resources are organized by area of competence to effectively develop expertise and to share technologies across product lines. To improve NPTest’s time-to-market with new products and technologies, it has multiple development centers worldwide that work simultaneously on projects, delivering 24-hour a day engineering capability. NPTest internally develops software components for its products to achieve ease of use, integrated functionality, throughput efficiency and calibration/diagnostic effectiveness. This development is based on object-oriented architecture, modeling and design. NPTest designs critical devices, boards and modules that implement its proprietary architecture in its products. NPTest uses both internally developed and licensed sub-micron technology in its products. NPTest’s technologists include leaders in their field who regularly publish technical articles in leading industry publications and present at industry conferences.

NPTest’s expenditures for research and development for the combined twelve months ended December 31, 2003 were $52.6 million, representing 23% of revenue. The 2003 spending includes $5.0 million of in-process research and development expenses from the purchase of NPTest, Inc. by Francisco Partners and $2.2 million of divestiture and retention bonuses. NPTest’s historical expenditures for 2002, and 2001 were $36.6 million and $34.7 million, respectively, representing 15.0% and 15.7% of revenue in each of the respective periods. The combined twelve months ended December 31, 2003 information represents the sum of the financial data for the January 1, 2003 to July 29, 2003 period for NPTest, Inc. and the financial data for the period from inception to December 31, 2003 for NPTest. As of December 31, 2003, NPTest had a staff of 224 employees in its research and development group.

Competition. NPTest faces substantial competition throughout the world in each of its product areas. NPTest’s competitors in the test and diagnostic systems market primarily include Advantest, Agilent Technologies, Credence, FEI Company, Hamamatsu, LTX Corporation and Teradyne.

Some of NPTest’s competitors have substantially greater financial resources and more extensive engineering, manufacturing, marketing and customer support capabilities. NPTest expects its competitors to continue to improve the performance of their current products and to introduce new products or new technologies that could adversely affect sales of NPTest’s current and future products. In addition, NPTest anticipates that increased competitive pressures will cause intensified price-based competition and it may have to adjust the prices of many of its products.

Intellectual Property. NPTest’s success depends in large part on its proprietary technology. NPTest is not dependent on any individual patent but instead it relies on a combination of patents, copyrights, trademarks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect its proprietary rights. As of December 31, 2003, NPTest had 84 United States patents and 78 foreign patents. NPTest may be required to spend significant resources to monitor and protect its intellectual property rights. NPTest may not be able to detect infringement and may lose its competitive position in the market before it does so. In addition, competitors may design around NPTest’s technology or develop competing technologies. Intellectual property rights may also be unavailable or limited in some foreign countries, which could make it easier for competitors to capture market share. NPTest often relies on licenses of intellectual property useful for its business. NPTest cannot be sure that these licenses will be available in the future on favorable terms or at all. In addition, NPTest’s position with respect to the negotiation of licenses may change as a result of its acquisition from Schlumberger or as a result of its merger with Credence.

Third parties may claim that NPTest is infringing their intellectual property rights, and although NPTest does not know of any infringement by its products of the valid intellectual property rights of third parties, NPTest may be unaware of intellectual property rights of others that may cover some of its technology, products and services. Any litigation regarding patents or other intellectual property rights could be costly and time-consuming, and divert NPTest’s management and key personnel from its business operations. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement might also require NPTest to enter into costly royalty or license agreements and it may not be able to obtain royalty or license agreements on terms acceptable to it, or at all. NPTest also may be subject to significant damages or injunctions against development and sale of certain of its products.

Employees. As of December 31, 2003, NPTest had approximately 891 full time employees, of which 160 were located in Europe, 157 were located in Asia (including 47 in Japan) and 574 were located in North America. Of NPTest’s total employees, 224 were principally dedicated to research and development, 158 were dedicated to sales, general and administrative, 376 were dedicated to customer service, marketing and applications and 133 were dedicated to manufacturing. None of NPTest’s employees located in the United States are represented by a union. NPTest’s employees in Europe are represented by workers’ councils. Employees are compensated with a combination of salary, cash bonus and stock options.

Backlog. NPTest’s backlog of unfilled orders for all products and services was $68.3 million and $50.6 million at December 31, 2003 and 2002, respectively. The 2003 backlog represents orders that are scheduled for delivery through December 31, 2004. While backlog is calculated on the basis of firm orders, all orders are subject to cancellation or delay by the customer, generally without penalty. NPTest’s backlog at any particular date, therefore, is not necessarily indicative of actual sales that may be generated for any succeeding period. Historically, NPTest’s backlog levels have fluctuated based upon the ordering patterns of its customers.

Properties. NPTest is headquartered in San Jose, California, where it leases approximately 150,000 square feet of commercial space under a term lease that expires on October 31, 2009, subject to renewal for up to 15 years at its option. Under the lease, monthly payments are approximately $180,000. NPTest’s monthly payments under this lease will increase in 2005 to approximately $255,000. These facilities are used for executive office space, including sales and marketing, and finance and administration. NPTest also leases approximately 105,000 square feet in Simi Valley, California under a term lease that expires on January 14, 2007. Monthly payments under this lease are approximately $74,000. The Simi Valley facility is primarily used for product assembly and manufacturing. NPTest leases approximately 10,000 square feet in St. Etienne, France under a lease contract with Schlumberger assigned to Flextronics that expires on June 30, 2011 for an annual cost of about 256,000 Euro. NPTest also leases approximately 7,700 square feet in Ferndown, U.K. under a lease contract with Schlumberger that expires on December 31, 2009. Monthly payments for the Ferndown facility under the agreement are approximately £9,350. The Ferndown and St. Etienne facilities are primarily used for engineering.

NPTest believes that its existing facilities are adequate for its current needs.

Legal Proceedings. There are presently no material legal proceedings pending, other than routine litigation incidental to NPTest’s business, to which it is a party or to which any of its properties is subject.

NPTEST MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS

NPTest was formed on June 20, 2003 for the purpose of acquiring NPTest, Inc. from Schlumberger. Accordingly, NPTest had no operations prior to its acquisition of NPTest, Inc. on July 29, 2003, and its historical financial statements for the periods prior to July 29, 2003 are not meaningful. For purposes of the following discussion, NPTest’s financial statements, unless otherwise indicated, also refer to historical financial statements of NPTest, Inc. (NPTest’s predecessor) included herein although the financial results are not directly comparable. The following discussion should be read in conjunction with the financial statements and notes thereto. The following discussion contains forward-looking statements that involve risks and uncertainties. NPTest’s actual results could differ materially from the results contemplated by these forward-looking statements due to certain factors, including those factors discussed below and elsewhere in this prospectus.

General. NPTest designs, develops and manufactures advanced semiconductor test and diagnostic systems and provides related services for the semiconductor industry. NPTest’s customers include integrated device manufacturers, or IDMs, fabless design companies, foundries and assembly and test subcontractors worldwide. NPTest’s products and services enable its customers to bring their increasingly complex integrated circuits, or ICs, to market faster, at lower cost and without compromising IC quality. NPTest offers products that enable its customers to debug, characterize and test a wide range of ICs, including the fastest multi-Gigahertz microprocessors and the most highly integrated, high-speed system-on-a-chip, or SOC, devices. In addition, NPTest provides test engineering services, including debug, repair and characterization. As of December 31, 2003, NPTest had 891 employees worldwide.

NPTest’s business dates back to 1965 when Fairchild Semiconductor established an automated test equipment division. Schlumberger Limited, or Schlumberger, a global oilfield and information services company with major activity in the energy industry, acquired Fairchild Semiconductor in 1979. The business NPTest now operates, which NPTest refers to as NPTest, Inc., was a part of the business Schlumberger acquired. On July 29, 2003, NPTest Holding, LLC, which is principally owned by Francisco Partners (95.7%) and Shah Management (3.6%), acquired NPTest, Inc. from Schlumberger. On December 16, 2003, NPTest issued 14,600,000 shares in an initial public offering of its common stock. Thereafter, NPTest Holding, LLC owned approximately 63.4% of NPTest.

As part of Schlumberger, NPTest benefited from various economies of scale including shared global administrative functions, facilities and volume purchase discounts. As a result, some of NPTest’s costs and expenses will increase as a stand-alone entity. However, NPTest is no longer subject to a general and administrative charge imposed by Schlumberger which is reflected in NPTest’s historical results through the third quarter of 2002.

In connection with the acquisition of NPTest, Inc. from Schlumberger, Francisco Partners guaranteed the repayment of a $75.0 million loan NPTest received from Citicorp North America, Inc., or Citicorp, at the time of the acquisition. This loan was paid off on December 16, 2003 from the proceeds of NPTest’s initial public offering. In July 2003, NPTest entered into a ten-year agreement with Francisco Partners for advisory services for which NPTest will pay the greater of $2.0 million or 0.6% of NPTest’s consolidated annual revenue. This agreement was amended and NPTest paid Francisco Partners an aggregate of $5.0 million for financing and other services from the proceeds of its initial public offering on December 16, 2003, which was expensed as selling, general and administrative expenses during the period. On December 31, 2003, accrued fees payable to Francisco Partners for advisory fees amounted to $764,000. In February 2004, the entire amount was paid to Francisco Partners. Francisco Partners will no longer be required to provide advisory services under the original advisory agreement and all future annual advisory fees under the original advisory agreement will cease. However, NPTest may pay future service fees to Francisco Partners under the amended agreement in exchange for any acquisition, financing or other services as NPTest and Francisco Partners may agree. NPTest has paid Francisco Partners and Shah Management a $6.27 million fee, plus reasonable out of pocket expenses, for services rendered in connection with the structuring of the financing of NPTest’s acquisition from Schlumberger. These issuance costs were recorded as an offset against the proceeds from the financings. NPTest also entered into a transition services agreement with Schlumberger under which NPTest is required to pay to Schlumberger, and Schlumberger is required to pay to NPTest, fees for a limited set of transition services to be provided by the other party for a period of time following the acquisition.

In connection with the acquisition of NPTest, Inc. from Schlumberger, NPTest agreed to make certain payments (generally in cash or stock) to Schlumberger in the event that the value of NPTest common stock held by NPTest Holding, LLC exceeds a specified threshold at the first anniversary of the completion of the initial public offering and under certain other circumstances generally related to distributions over a certain threshold by NPTest Holding, LLC to its members related to NPTest common stock. This arrangement is described in more detail under the heading “NPTest’s Management and Discussion Analysis—Off-Balance Sheet Arrangements” on page 118 of this document.

Basis of Presentation. NPTest’s combined financial statements have been derived from the consolidated financial statements of Schlumberger until July 29, 2003. Although NPTest, Inc. was not a separate company, the accompanying combined financial statements are presented as if NPTest, Inc. had existed as an entity separate from Schlumberger and its subsidiaries. These combined financial statements include the historical assets, liabilities, revenues and expenses that were directly related to the NPTest, Inc. business of Schlumberger during the periods presented and have been derived from Schlumberger’s historical bases in the assets and liabilities and the historical results of operations of NPTest, Inc. U.S. pension and retiree medical benefits liabilities along with related deferred tax assets as of December 31, 2002 were retained by Schlumberger. Schlumberger has agreed to reimburse NPTest for all income taxes payable generated through July 29, 2003. Stockholders’ net investment for the period through June 30, 2003 represents Schlumberger’s transfer of its net capital investment in NPTest, Inc., after giving effect to the net earnings of NPTest, Inc. plus net cash transfers to Schlumberger and other transfers from Schlumberger. NPTest’s financial statements beginning with the period from inception to December 31, 2003 reflect the purchase accounting resulting from the purchase of NPTest, Inc. from Schlumberger on July 29, 2003. Following the acquisition of the business from Schlumberger, NPTest began accumulating retained earnings/deficits.

Certain amounts of Schlumberger’s corporate expenses, including legal, accounting, employee benefits, real estate, insurance services, information technology services, treasury and other corporate and infrastructure costs, although not directly attributable to NPTest, Inc.’s operations, have been allocated to NPTest, Inc. on a basis that Schlumberger and NPTest, Inc. considered to be a reasonable reflection of the utilization of services provided or the benefit received by NPTest, Inc. As of December 31, 2002, NPTest no longer provided pension and retiree medical benefits in North America and will not be incurring these expenses going forward.

The results of operations for the interim period January 1, 2003 to July 29, 2003 of NPTest, Inc. and the period from inception to December 31, 2003 of NPTest are not necessarily indicative of the results of operations to be expected for any other interim period or for the full year.

The financial information presented in this document is not indicative of NPTest’s financial position, results of operations and cash flows in the future nor is it necessarily indicative of what NPTest’s financial position, results of operations and cash flows would have been had NPTest been a separate, stand-alone entity for the periods presented.

Reorganization and Restructuring. In the fourth quarter of 2000 and throughout 2001, NPTest formulated and implemented reorganization, restructuring and reduction-in-force actions that significantly reduced NPTest’s personnel costs. The restructuring separated NPTest, Inc.’s activities from other Schlumberger technology businesses and eliminated shared positions. The reorganization efforts primarily combined the North America product and field marketing organizations. The reductions in force continued throughout 2001 due in part to the continued deterioration in market conditions. NPTest recognized charges of approximately $1.8 million for severance payments related to these initiatives, of which approximately $1.4 million was recognized during the fourth quarter of 2000 and approximately $0.2 million was recognized in each of the first and third quarters of

2001. These charges are reflected in NPTest’s cost of net product revenue. On-going savings realized from the reductions-in-force were approximately $12.0 million on an annual basis.

NPTest eliminated additional positions in North America during the third quarter of 2002. Related charges of approximately $0.3 million are reflected in NPTest’s operating results for the third quarter of 2002. On-going savings realized from the reductions-in-force were approximately $1.6 million. NPTest also recorded in 2002 a charge of approximately $0.8 million for payments to employees in Japan in connection with NPTest’s legal reorganization to a stand alone NPTest entity in that country. No savings were achieved with this reorganization.

Cyclical Business. NPTest’s business and operating results depend in significant part upon capital expenditures of manufacturers of semiconductors, which in turn depend upon the current and anticipated market demand for those products. Historically, the semiconductor industry has been highly cyclical with recurring periods of over-supply, which often have had a severe negative effect on demand for test equipment, including systems manufactured and marketed by NPTest. In the most recent cyclical cycle, NPTest’s net product revenue increased from $149.5 million in 2001 to approximately $180.0 million in 2002 and decreased to $163.1 million in 2003. Services revenue depends largely upon the size of the installed base of NPTest’s products and is not as directly affected by industry cyclicality as is its net product revenue. NPTest’s net service revenue decreased from $71.4 million in 2001 to approximately $63.5 million in 2002 and increased to approximately $67.9 million in 2003. The cyclical nature of NPTest’s business may have a material adverse effect on its backlog and operating results. The combined twelve months December 31, 2003 information represents the sum of the financial data for the January 1, 2003 to July 29, 2003 period for NPTest, Inc. and the financial data for the period from June 20, 2003 (NPTest’s inception) to December 31, 2003 for NPTest.

Foreign Currencies. NPTest sells its products and services primarily in two major currencies. Sales in North America, Europe and Asia Pacific are primarily denominated in U.S. Dollars, and sales in Japan are primarily denominated in Yen. NPTest incurs expenses primarily in four major currencies, the U.S. Dollar, the Euro, the Yen and the British Pound. A weakening U.S. Dollar will generally result in higher operating costs for NPTest principally in Europe and, to a lesser extent, in Japan. NPTest’s historical financial statements do not reflect any foreign currency hedging arrangements as NPTest has not hedged its foreign currency exposure to date. However, NPTest may seek to hedge its exposure to foreign currency rate fluctuations in the future.

Introduction of Sapphire NP. NPTest is currently devoting and intends to continue to devote significant resources to the development, production and commercialization of NPTest’s new Sapphire NP platform. NPTest launched its new Sapphire NP tester in the third quarter of 2003 and shipped five systems to NPTest’s customers in the fourth quarter of 2003. The shipments were subject to acceptance criteria that delayed the recognition of revenue from four of these shipments until 2004. At introduction, the Sapphire NP testers are available in less complex configurations targeted at markets that require cost effective test solutions. NPTest’s future operating results will depend in large part upon its ability to successfully commercialize a range of Sapphire NP products. NPTest cannot be sure that the Sapphire NP product will achieve market acceptance or generate substantial revenue. NPTest believes that the acceptance, volume production, timely delivery and customer satisfaction of its Sapphire NP tester is of critical importance to its future financial results.

Concentration of Customers. Intel accounted for 41% in 2003, 52% in 2002, and 37% in 2001 of NPTest’s net revenue, and STMicroelectronics accounted for 11% in 2003, 10% in 2002, and 18% in 2001 of NPTest’s net revenue. The combined twelve months ended December 31, 2003 information represents the sum of the financial data for the January 1, 2003 to July 29, 2003 period for NPTest, Inc. and the financial data for the period from inception to December 31, 2003 for NPTest. NPTest’s customers are generally not obligated by long-term contracts to purchase its systems. A small number of IDMs and assembly and test subcontractors account for a substantial portion of the purchases of test equipment generally. Consequently, NPTest’s business and operating results would be materially adversely affected by the loss of, or any significant reduction in orders by, any of its significant customers.

Income Taxes. NPTest accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that a portion of the deferred tax assets will not be realized. NPTest has determined that its future taxable income will be sufficient to recover all of its deferred tax assets. However, should there be a change in NPTest’s ability to recover its deferred tax assets, NPTest could be required to record a valuation allowance against its deferred tax assets. This would result in an increase to NPTest’s tax provision in the period in which NPTest determined that it is more likely than not that the deferred tax assets would not be recovered.

Acquisition of NPTest, Inc. On July 29, 2003 NPTest acquired NPTest, Inc. from Schlumberger. NPTest accounted for the acquisition as a purchase in accordance with Statement of Financial Accounting Standards, or SFAS, No. 141 “Business Combinations.” All acquired tangible assets, identifiable intangible assets as well as assumed liabilities were valued based on their relative fair values. Accordingly, NPTest adjusted the value of its inventory to fair value based on the stage of completion less cost to dispose. The resulting $11.4 million increase in the value of NPTest’s inventory will result in increased cost of product revenue and reduced operating margins.

Goodwill and Intangible Assets. In connection with NPTest’s acquisition of NPTest, Inc. from Schlumberger, NPTest recorded goodwill of approximately $8.6 million and intangible assets of approximately $25.3 million. Intangible assets include customer contracts and relationships of $1.5 million, developed technologies of $14.1 million and backlog of $9.7 million with estimated useful lives for amortization of seven years, seven years and less than two years, respectively. At December 31, 2003, total net intangibles amounted to $17.2 million.

Recorded Charges in Connection with the Acquisition of NPTest, Inc. NPTest recorded the following charges in the period ended December 31, 2003 in connection with the acquisition of NPTest, Inc. from Schlumberger:

•	a one-time $5.0 million charge related to the write-off of in-process research and development;

•	amortization of $4.7 million of tangible assets recorded at fair value;

•	amortization of $8.1 million of identified intangible assets;

•	advisory fees of $5.8 million to Francisco Partners;

•	initial public offering charges of $0.7 million not capitalized against proceeds;

•	interest and charges of $54.5 million on cumulative convertible mandatory redeemable preferred stock;

•	interest and financing costs of $6.4 million on the $75 million term loan; and,

•	interest and charges of $3.0 million on mandatory redeemable preferred shares.

Furthermore, NPTest will recognize additional charges in future periods related to the remaining write-ups of its tangible assets and the remaining amortization of its intangible assets. NPTest’s operating results will be adversely affected by these charges in such future periods.

Critical Accounting Policies.

NPTest has identified the policies below as critical to its business operations and the understanding of its results of operations. For a detailed discussion on the application of these and other accounting policies, see Note 1 to NPTest’s consolidated financial statements. In preparing the consolidated financial statements included in this document, NPTest is required to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of NPTest’s combined financial statements, and the reported amounts of revenue and expenses during the reporting period. NPTest expects that its actual results may differ from these estimates.

Revenue Recognition. NPTest recognizes revenue in accordance with the SEC’s Staff Accounting Bulletin No. 104 (SAB 104), “Revenue Recognition” and EITF 00-21, “Accounting for Revenue Arrangement with Multiple Deliverables.” Generally, acceptance of products with published specifications is received at the factory floor prior to shipment, therefore revenue, less fair value of installation, is recognized upon shipment when legal title passes. In those limited instances where there are customer-specific acceptance conditions, revenue is only recognized upon final customer-site acceptance. NPTest’s shipping terms are primarily freight-on-board, or FOB, shipping point. However, a portion of revenue associated with certain installation-related tasks, based upon fair value of that service, is recognized when the tasks are completed. When several elements are bundled into one contract, revenue is not recognized unless the fair value of the undelivered element(s) is objective and reliable and the delivered element has stand-alone value to the customer. The total contract revenue is allocated to the individual elements based upon the relative fair value of each element. For multiple element arrangements, management having the relevant authority establishes fair value based upon vendor-specific objective evidence. The fair value of the undelivered element is either the price charged when the element is sold separately or, for an element not yet being sold separately, the price established by management. When a price is established by management it must be probable that the price will not change before the element is actually sold separately. For products that have not been demonstrated to meet product specifications prior to shipment, revenue is recognized on receipt of customer technical acceptances. In any event, no revenue is recognized before legal title passes to the customer. A provision for the estimated cost of warranty is recorded when revenue is recognized. Revenue related to spare parts is generally recognized upon shipment. Service revenue is general recognized ratably over the period of the related contract or, in some cases, as the services are performed. Deferred income includes amounts that have been billed per the contractual terms, but have not been recognized as revenue. For product revenue, this typically includes the amount of deferred product revenue less all product and warranty costs.

Tax. NPTest records the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying balance sheets, as well as operating loss and tax credit carry forwards. NPTest follows very specific and detailed guidelines regarding the recoverability of any tax assets recorded on the balance sheet and provides any necessary allowances as required. To date, NPTest has not recorded any valuation allowance because, based on the available evidence, NPTest believes it is more likely than not that it will be able to utilize all of its deferred tax assets in the future. If estimates of future taxable income prove inaccurate, a valuation allowance could be required in the future in light of, among other things, the cyclical industry in which NPTest operates.

Inventory. NPTest values its inventory at the lower of cost or estimated market value. Cost includes material, labor, allocated overhead and contract manufacturing costs. Provisions are recorded to reduce excess and obsolete inventory to net realizable value. NPTest regularly reviews inventory quantities on hand and records a provision for excess and obsolete inventory based primarily on its estimated forecast of product demand and production requirements for the next 18 months. A significant decrease in demand for NPTest’s products could result in excess inventory. NPTest expects that demand for its products and services will fluctuate in the future in light of, among other things, the cyclical industry in which NPTest operates, therefore impacting the provisions for excess and obsolete inventory.

The following discussion of NPTest’s financial condition and results of operations should be read in conjunction with its Consolidated Financial Statements and the related notes included in “NPTest Financial Statements and Supplementary Data” beginning on page F-1 of this document. This discussion contains forward looking statements, which involve risk and uncertainties. NPTest’s actual results could differ materially from those anticipated in the forward looking statements as a result of certain factors, including but not limited to those discussed in “Risk Factors—Risks Related to NPTest’s Business” on page 41 of this document and elsewhere in this document. (See “Forward Looking Statements” on page 51 of this document.)

Results of Operations

The following table reflects the condensed statements of operations for the three most recent years for the NPTest business. NPTest was formed on June 20, 2003 for the purpose of acquiring NPTest, Inc. from Schlumberger on July 29, 2003. In the discussion of the year ended December 31, 2003 NPTest refers to each line item in the statement of operations as “combined” for comparative purposes. These combined amounts represent the sum of the financial data for NPTest, Inc. for the period from January 1, 2003 through July 29, 2003 and the financial data for NPTest for the period from its inception to December 31, 2003. These combined amounts are for informational purposes only and do not purport to represent what NPTest’s financial position would have been in such periods. These amounts are not necessarily comparable as a result of the purchase accounting adjustments recorded as part of the acquisition of NPTest, Inc. from Schlumberger. NPTest further refers to the period from NPTest’s inception through December 31, 2003 as the July 29, 2003 through December 31, 2003 period because NPTest had no operations in the period from June 20, 2003 to July 29, 2003.

			Predecessor Company
	Combined 12 months 2003	NPTest Inception to December 31, 2003	Year Ended
			Jan. 1 to July 29,	December 31,
			2003	2002	2001
Product revenue	$163,142	$72,207	$90,935	$180,035	$149,543
Service revenue	67,921	28,986	38,935	63,456	71,389

Total net revenue	231,063	101,193	129,870	243,491	220,932

Product cost of sales	112,641	57,807	54,834	110,056	130,627
Service cost of sales	43,122	17,327	25,795	38,137	49,549

Total net cost of revenue	155,763	75,134	80,629	148,193	180,176

Product gross margin	50,501	14,400	36,101	69,979	18,916
Service gross margin	24,799	11,659	13,140	25,319	21,840

Total gross margin	75,300	26,059	49,241	95,298	40,756

Research and development	47,607	18,590	29,017	36,573	34,748
In process research and development	5,000	5,000	—	—	—
Selling, general and administrative	54,190	26,313	27,877	49,652	51,971
Gain curtailment of pension and employee benefits	—	—	—	(8,667)	—

Total operating expenses	106,797	49,903	56,894	77,558	86,719

Interest income (expense), net	(6,338)	(6,338)	—	—	—
Exchange gain (loss), net	(959)	(486)	(473)	(1,147)	(139)
Dividend and accretion on mandatory redeemable preferred stock	(3,031)	(3,031)	—	—	—

Total non-operating expenses	(10,328)	(9,855)	(473)	(1,147)	(139)

Income (loss) before taxes	(41,825)	(33,699)	(8,126)	16,593	(46,102)

Income tax provision (benefit)	(14,828)	(10,473)	(4,355)	2,117	(22,366)

Income (loss) after taxes	(26,997)	(23,226)	(3,771)	14,476	(23,736)

Dividend and accretion on convertible mandatory redeemable preferred stock	(54,528)	(54,528)	—	—	—

Net income (loss) attributable to common stockholders	$(81,525)	$(77,754)	$(3,771)	$14,476	$(23,736)

Net Product Revenue. NPTest’s product revenue is derived from the sale of its products. Product revenue decreased 9.4% to approximately $163.1 million in the combined twelve months ended December 31, 2003 from approximately $180.0 million in 2002. The decrease was due primarily to a decline in revenue from the sale of structural test products of approximately $16.5 million compared to the high levels of sales of these products in 2002. The high levels of sales in 2002 were achieved principally as a result of the successful introduction of these products in late 2001. Sales of peripheral products decreased approximately $0.4 million compared to strong sales of peripheral products in 2002 which were bolstered by the effects of a high-end test product pin upgrade program.

Product revenue increased 20.4% to approximately $180.0 million in 2002 from approximately $149.5 million in 2001. NPTest’s product revenue in 2002 was favorably affected by an increase in revenue of approximately $28.5 million related to the release of structural test products late in 2001, and an increase of $5.5 million of deferred revenue recognized from delayed acceptances of products that were shipped to new customers in Asia prior to June 30, 2001.

Net Service Revenue. Services revenue includes maintenance fees for NPTest’s installed base of systems and engineering services. Services revenue increased 7.0% to approximately $67.9 million in the combined twelve months ended December 31, 2003 from approximately $63.5 million in 2002. Of this increase, approximately $2.9 million resulted from an increase in equipment support maintenance revenue and approximately $1.5 million from engineering services revenue. NPTest’s services revenue is generally less affected by industry cyclically than NPTest’s product revenue because it is driven in large part by NPTest’s installed base of products rather than order rate.

Services revenue decreased 11.1% to approximately $63.5 million in 2002 from approximately $71.4 million in 2001. Of this decrease, approximately $7.0 million was the result of lower demand for design and engineering services following the industry downturn and approximately $1.1 million was the result of lower after-sale services partially due to the transition of a number of monthly service fee contracts to billable-charge based contracts, which typically occurs during industry downturns when products are used less frequently.

Cost of Net Product Revenue. Cost of product revenue consists of costs of manufacturing products. These costs include materials, costs of third-party contract manufacturers, salaries and related expenses for manufacturing, distribution costs, warranty costs, depreciation of manufacturing equipment and overhead allocations for facilities expenses and information technology services. Cost of product revenue increased 2.3% to approximately $112.6 million in the combined twelve months ended December 31, 2003 from approximately $110.1 million in 2002. This increase is primarily due to $8.1 million and $4.5 million in charges related to amortization of identifiable intangible assets and tangible assets written up to fair value, respectively, recognized in the July 29, 3003 to December 31, 2003 period, and approximately $0.7 million of divestiture bonuses paid to employees recognized in the January 1, 2003 to July 29, 2003 period, offset by reduced costs associated with lower product sales. As a percentage of product revenue, cost of product revenue increased to 69.0% in the combined twelve months ended December 31, 2003 from 61.1% in the twelve months ended December 31, 2002. The increase is almost entirely attributable to acquisition related charges, including the divestiture bonuses, totaling $12.7 million, which reduced the gross profit percentage by 7.8%.

Cost of product revenue decreased 15.7% to approximately $110.1 million in 2002 from approximately $130.6 million in 2001. This decrease was primarily due to approximately $35.4 million in excess inventory charges in 2001 resulting from the abrupt slowdown in sales during that period, partially offset by approximately $18.3 million in increased product costs associated with higher sales. As a percentage of product revenue, cost of product revenue decreased to 61.1% in 2002 from 63.7% in 2001 primarily as a result of approximately $2.4 million in price reductions on older model system-on-a-chip tester products sold during the first quarter of 2001, and approximately $2.2 million in reduced manufacturing costs associated with restructuring initiatives.

Cost of Net Service Revenue. Cost of service revenue consists of service personnel and related overhead allocations for facilities expenses and information technology services. Cost of service revenue increased 13.1% to approximately $43.1 million in the combined twelve months ended December 31, 2003 from approximately

$38.1 million in 2002, primarily due to increased service activity, approximately $1.1 million of divestiture bonuses recognized in the January 1, 2003 to July 29, 2003 period and approximately $0.6 million in higher repair costs on a newly released test head configuration. As a percentage of service revenue, cost of service revenue increased to 63.5% from 60.1% in 2002.

Cost of service revenue decreased 23.0% to approximately $38.1 million in 2002 from approximately $49.5 million in 2001, primarily as a result of lower personnel costs and related expenses corresponding to decreased activity levels and reduction in costs following NPTest’s restructuring initiatives. As a percentage of service revenue, cost of service revenue decreased to 60.1% in 2002 from 69.4% in 2001. After-sale service costs were reduced by $5.7 million in part as a result of the restructuring described above. Cost of service revenue also reflects an additional $5.7 million reduction in costs related to design and engineering services consisting of $3.0 million in reduced material and equipment charges and $2.7 million in lower personnel costs associated with restructuring initiatives.

Research and Development. Research and development expenses include salaries and expenses of engineers and related engineering support personnel, initial tooling, project materials, depreciation on equipment used in research and development and an allocation of facilities expenses and information technology services. Research and development expenses increased 43.8% to approximately $52.6 million in the combined twelve months ended December 31, 2003 from approximately $36.6 million in 2002. Of this increase, approximately $8.8 million is due to increased expenditures on the development of NPTest’s Sapphire NP platform technology, $5.0 million relates to a one-time write-off of in-process research and development related to the acquisition, recognized in the July 30, 2003 to December 31, 2003 period, and approximately $2.2 million relates to divestiture bonuses paid to engineering staff recognized in the January 1, 2003 to July 29, 2003 period. As a percentage of net revenue, research and development expenses increased to 22.8% in the combined twelve months ended December 31, 2003 from 15.0% in 2002.

Research and development expenses increased 5.3% to approximately $36.6 million in 2002 from approximately $34.7 million in 2001. As a percentage of total revenue, research and development expenses decreased to 15.0% in 2002 from 15.7% in 2001.

Selling, General and Administrative. Selling, general and administrative expenses include salaries and related expenses for sales, account management, marketing, commissions, consignment costs and other expenses for marketing programs and trade shows as well as salaries and related expenses for administrative, finance, legal, human resources and executive personnel. These expenses historically have included an allocation for general and administrative expenses provided until the third quarter of 2002 by Schlumberger. Selling, general and administrative expenses increased 9.1% to approximately $54.2 million in the combined twelve months ended December 31, 2003 from approximately $49.7 million in 2002. The increase was primarily due to transactions relating to the acquisition of NPTest, Inc. These expenses included management bonuses of approximately $3.9 million, advisory fees from Francisco Partners of $5.8 million, non-capitalized initial public offering expenses of $0.7 million and amortization of fixed assets write-up relating to purchase accounting of $0.1 million. These were offset by 2002 advisory fees from Schlumberger of $4.0 million which were charged in 2003 and approximately $1.7 million of reduced depreciation charges on demonstration equipment consigned to customers, as a number of consigned units were sold. As a percentage of net revenue, selling, general and administrative expenses increased to 23.5% in 2003 from 20.4% in 2002.

Selling, general and administrative expenses decreased 4.5% to approximately $49.7 million in 2002 from approximately $52.0 million in 2001. As a percentage of net revenue, selling, general and administrative expenses decreased to 20.4% in 2002 from 23.6% in 2001. The decrease was primarily due to a reduction in charges for general and administrative expenses provided by Schlumberger of approximately $4.4 million from approximately $8.4 million in 2001 as a result of the gradual phasing out of group support. This decrease was partially offset by approximately $0.8 million for payments to employees in Japan in connection with NPTest’s legal reorganization to a stand alone NPTest entity in that country, approximately $0.4 million in stand alone costs incurred at the headquarter level, and approximately $0.3 million in severance payments related to restructuring initiatives in North America.

Gain on Curtailment of Pensions and Employee Benefits. Schlumberger terminated the participation of NPTest, Inc. employees in both the Schlumberger Pension Plan and the US Group Health Care Plan and Trust effective December 31, 2002. Upon termination of NPTest, Inc.’s participation, Schlumberger also assumed the liabilities as of December 31, 2002 relating to these plans and any future obligations relating to these liabilities. NPTest therefore recorded a curtailment gain of $8.7 million as of December 31, 2002.

Interest Income (Expenses), Net. Interest expense was approximately $6.4 million in the period July 30, 2003 to December 31, 2003 as a result of NPTest’s $75.0 million three year term loan. Total interest paid on the loan was $0.8 million. The remaining amount relates to amortization and eventual write-off of financing costs associated with the loan. The entire loan was paid off on December 16, 2003 from the proceeds of NPTest’s initial public offering. Prior to this period, interest expense was not material.

Exchange Gain/(Loss). Foreign currency transactions loss was approximately $1.0 million in the combined twelve months ended December 31, 2003 as compared to foreign currency transactions loss of approximately $1.1 million in 2002. Losses in both periods were driven by the Euro strengthening against the U.S. Dollar. Foreign currency transactions loss was approximately $1.1 million in 2002 as compared to foreign currency transactions loss of approximately $0.1 million in 2001. The difference was also primarily due to foreign exchange rate fluctuations in Europe.

Dividend and Accretion on Mandatory Redeemable Preferred Stock. The dividends and accretion on the mandatory redeemable preferred stock issued by NPTest was approximately $3.0 million in the July 30, 2003 to December 31, 2003 period. Of this amount, $1.5 million was dividend expense and $1.5 million was the accretion on the mandatory redeemable preferred stock. The preferred stock was converted to common stock on December 16, 2003.

Income Taxes. NPTest recorded an income tax benefit of $14.8 million, income tax provision of $2.1 million and income tax benefit of $22.4 million in fiscal 2003, 2002 and 2001 respectively. The effective tax rate for income tax benefit recorded in fiscal 2003 was 35%, for income tax expense recorded in fiscal 2002 was 13% and for tax benefit recorded in fiscal 2001 was 49%. The overall change in NPTest’s effective tax rate from fiscal 2002 to fiscal 2003 is primarily due to operating losses incurred in fiscal 2003 and operating income generated in fiscal 2002. The income and losses generated in the foreign jurisdictions were taxed at the rate applicable in such jurisdictions. The overall change in NPTest’s effective tax rate from fiscal 2001 to fiscal 2002 is primarily due to operating income earned in fiscal 2002 and operating losses in fiscal 2001. The income and losses generated in the foreign jurisdictions were taxed at the rate applicable in such jurisdictions.

NPTest’s future effective income tax rate depends on various factors, such as tax legislation, the geographic composition of its pre-tax income, non-tax deductible expenses incurred in connection with acquisitions, amount of research and development credits as a percentage of aggregate pre-tax income, and the effectiveness of its tax planning strategies. There is pending legislation to repeal the existing export incentive and the research and development tax credit is scheduled to expire in June 2004 as currently provided by the United States Internal Revenue Code. If the legislation to repeal export incentive were enacted and research and development credits were not extended, the effects would likely increase NPTest’s effective rate in future periods.

Dividend and Accretion on Convertible Mandatory Redeemable Preferred Stock. The dividend and accretion on the convertible mandatory redeemable preferred stock issued by NPTest was approximately $54.5 million in the July 30, 2003 to December 31, 2003 period. This amount included a beneficial conversion feature of $50.3 million. The preferred stock was converted to common stock on December 16, 2003.

Quarterly Consolidated Results of Operations (Unaudited)

The following table presents certain unaudited consolidated quarterly financial information for the eight quarters ended December 31, 2003. In management’s opinion, this information has been prepared on the same basis as the audited Consolidated Financial Statements appearing elsewhere in this document and includes all adjustments (consisting of normal recurring adjustments) necessary to present fairly the unaudited quarterly results of operations set forth herein.

	Predecessor Company			June 20-Sept 30	Three-months ended December 31
	Three-months ended		July 1-July 29
Fiscal 2003	March 31	June 30
Revenues	$58,907	$58,877	$12,086	$46,182	$55,011
Gross profit	24,512	22,465	2,264	$14,254	11,805
Income from operations	2,806	147	(10,606)	$(7,313)	(16,531)
Net income/(loss) attributable to common shareholders	2,204	448	(6,423)	$(8,857)	(68,897)
Net loss per share
Basic	—	—	—	—	$(5.94)
Diluted	—	—	—	—	$(5.94)

	Predecessor Company
	For three-months ended
Fiscal 2002	March 31	June 30	September 30	December 31
Revenues	$67,640	$62,668	$63,640	$49,543
Gross profit	28,999	23,812	23,584	18,903
Income from operations	8,118	1,750	1,128	6,744
Net income	6,443	1,441	935	5,657
Net income per share:
Basic	—	—	—	—
Diluted	—	—	—	—

Liquidity and Capital Resources

Net cash provided by operating activities in the period from June 20, 2003 (inception date) to December 31, 2003 period was approximately $16.5 million, which reflects net loss of approximately $23.2 million, depreciation and amortization of approximately $11.4 million, a non-cash charge to write off in-process technology of $5.0 million, charge on extinguishment of senior term loan of $5.9 million and working capital and other movements generating cash of approximately $3.6 million. Key movements within working capital and other include favorable movements in other accrued liabilities of approximately $7.3 million, inventory of approximately $17.9 million, accounts receivable of approximately $2.5 million and prepaid expenses and other assets of approximately $1.8 million. Other accrued liabilities increased primarily due to increased accrued payroll and accrued costs associated with NPTest’s initial public offering. Inventory decreased due to the utilization of excess supplies on hand following the abrupt decline in activity that began in 2000.

Net cash provided by operating activities in the January 1, 2003 to July 29, 2003 period was $2.1 million, which reflects a net loss of approximately $3.8 million, depreciation of approximately $4.5 million, inventory provision of approximately $6.6 million, and working capital and other movements utilizing cash of approximately $5.2 million. Key movements within working capital and other include unfavorable movements in payables to related parties of approximately $4.4 million, prepaid expenses and other assets of $3.9 million, income tax payable of $2.7 million, offset by a favorable movement in accounts payable of $6.2 million. Payables to related parties decreased as part of the preparation for the sale of the NPTest, Inc. business. Prepaid expenses and other assets increased due to a $2.2 million increase related to a receivable from Schlumberger for tax liabilities due as of July 29, 2003 and to an approximately $1.6 million increase in Europe, primarily related to an increase in VAT receivable in France. Income tax payable decreased due to tax payments in Asia. Accounts payable increased due to normal movements from low year-end levels.

Net cash provided by operating activities in 2002 was approximately $52.8 million, which reflects net income of approximately $14.5 million, depreciation of approximately $9.5 million, inventory provision of approximately $8.8 million, gain on curtailment of pension and employee benefits of approximately $8.7 million, and working capital and other movements generating cash of approximately $28.7 million. Key movements within working capital and other include favorable movements in inventory of approximately $26.6 million, deferred income taxes of approximately $9.4 million, accounts receivable of approximately $4.7 million, pension and post-retirement benefits of approximately $3.5 million offset by unfavorable movements in deferred income of approximately $7.9 million, and payables to related parties of approximately $7.7 million. Inventory decreased due to the utilization of excess supplies on hand following the abrupt decline in activity that began in 2000. Deferred income taxes decreased as a result of the transfer of pension and past retirement liabilities to Schlumberger this period. Accounts receivable decreased as a result of account collection and reduced activity in the fourth quarter of 2002 versus the prior period. The pension and post-retirement benefits increase reflects the normal increase of NPTest’s obligation in the year. Deferred income decreased as the result of receiving product acceptances relating to product revenue previously deferred. Payables to related parties decreased mainly due to a payment to a related party payroll service provider.

Net inventory decreased approximately $35.0 million from December 31, 2001 to December 31, 2002. The improvement in NPTest’s inventory position resulted from a focused effort to utilize the high levels of net inventory accumulated as a result of the abrupt market decline that occurred in late 2000 and early 2001. Net inventory decreased approximately $17.5 million from December 31, 2002 to December 31, 2003. The improvement in NPTest’s inventory position resulted from further utilization of the accumulated inventory on hand.

As described in critical accounting policies, NPTest values its inventory at the lower of cost or estimated market value at each balance sheet date. NPTest regularly reviews inventory quantities on hand and record a provision for excess and obsolete inventory to net realizable value.

NPTest’s accounts receivable balance increased from approximately $48.5 million as of December 31, 2002 to approximately $53.2 million as of December 31, 2003. This increase was attributable primarily to an increase in the amount of NPTest’s net revenue during the quarter ended December 31, 2003 compared to the quarter ended December 31, 2002.

Cash used in investing activities was approximately $214.8 million in 2003 as a result of the acquisition of NPTest, Inc. of $209.2 million and capital expenditures of $5.6 million. Cash used in investing activities was approximately $5.3 million in 2002.

Cash provided by financing activities was approximately $285.7 million in 2003. Of this amount, $223.0 million was raised in support of the acquisition of NPTest, Inc. and $61.9 million was raised from the initial public offering. Cash used in financing activities was approximately $40.8 million in 2002. Cash flows from financing activities in each period prior to 2003 were primarily comprised of net investments from or distributions to Schlumberger.

NPTest expects that its capital expenditures for 2004 will be approximately $5.0 million. These anticipated expenditures primarily relate to the purchase of capital equipment for the general support of NPTest’s business. As NPTest currently has no debt outstanding, its other commitments are primarily comprised of its lease obligations, which aggregate approximately $27 million through 2009 and thereafter. See Note 11, of NPTest’s Consolidated Financial Statements for further discussion. NPTest is also subject to certain purchase commitments through 2005. Future payments due under these obligations at December 31, 2003 are as follows (in thousands):

	Payment due in:
	2004	2005	2006	2007	2008	Thereafter
Contractual Obligations
Operating lease obligations	4,330	4,923	4,746	3,892	3,888	4,853
Purchase obligations	5,200	7,000

TOTAL	9,530	11,923	4,746	3,892	3,888	4,853

In the past, Schlumberger funded NPTest’s capital needs. However, following NPTest’s acquisition from Schlumberger, Schlumberger no longer provided funds to finance NPTest’s working capital or other cash requirements. NPTest’s future capital requirements will depend on many factors, including the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products and enhancements to existing products, the cost to ensure access to adequate manufacturing capacity, and the market acceptance of NPTest’s products. To the extent that existing cash and cash equivalents, together with any cash from operations, are insufficient to fund NPTest’s future activities, it may require additional funds to finance its operations. Future equity financings could be dilutive to the existing holders of common stock. Future debt financings could involve restrictive covenants. If NPTest does not receive funding, if and when needed, it may not be able to develop or enhance its products and services, take advantage of future opportunities, grow its business or respond to competitive pressures or unanticipated requirements, which could materially adversely affect its business, financial condition and results of operations.

The acquisition of NPTest by Credence, if consummated, would impact the matters described above significantly.

NPTest has agreed to pay Credence a fee of $20 million if our board of directors determines, in the exercise of its fiduciary duties and subject to the terms and conditions of the merger agreement, to change its recommendation of the merger after receipt of a superior proposal from a third party before the consummation of the transaction (or if its stockholders fail to approve the merger after a such a proposal is publicly announced and that transaction is thereafter consummated within 6 months of the termination of the merger agreement).

As part of the consideration for the acquisition of the NPTest business from Schlumberger, NPTest may be required to make additional payments to Schlumberger. See “NPTest Management’s Discussion and Analysis of Results of Operations—Off-Balance Sheet Arrangements” below.

Off-Balance Sheet Arrangements

Stock Purchase and Sale Agreement

In July 2003, NPTest Holding, LLC, a company controlled by Francisco Partners and Shah Management, purchased NPTest, Inc. from Schlumberger for approximately $220 million. In connection with the acquisition, NPTest agreed that Schlumberger would have a right to participate, to a limited extent, in a portion of future increases in the value of the business.

In particular, under the agreement, NPTest will be required to make payments to Schlumberger under the following scenarios:

•	if NPTest Holding, LLC at any time in the future distributes to its members NPTest stock, or other consideration in respect of NPTest stock, with a cumulative aggregate value in excess of $330 million. Upon the first such distribution, NPTest would make a payment equal to 15% of the excess of the aggregate value of the distribution by NPTest Holding, LLC to its members over $330 million which would be in the same form (i.e. cash or stock) as the distribution. Upon each and every subsequent distribution at any point in the future, NPTest would make a payment equal to 15% of that subsequent distribution; or

•	on the earlier of (i) the first anniversary of the completion of an initial public offering or (ii) the date after an initial public offering that NPTest Holding, LLC has received at least $330 million in cash proceeds and/or distributions related to NPTest stock. Upon this date, Schlumberger will have the option, at its election (a “Value Increase Election”), to receive from NPTest a one-time payment, in lieu of any other payments, equal to 15% of the excess over $330 million of the sum of the then current value of NPTest Holding, LLC’s remaining holdings of NPTest stock plus any proceeds related to NPTest stock previously received by NPTest Holding, LLC; or

•	on the earlier of (i) the first anniversary of the closing of a merger, acquisition or sale of all or substantially all of NPTest’s assets in which either (a) NPTest Holding, LLC receives (together with all cash proceeds related to NPTest stock previously received by NPTest Holding, LLC) at least $330 million in cash proceeds and/or distributions related to NPTest stock or (b) NPTest Holding, LLC receives proceeds consisting only of cash and freely tradeable securities, or (ii) the date after such a merger, acquisition or sale that NPTest Holding, LLC has received at least $330 million in cash proceeds related to NPTest stock. Upon this date, Schlumberger will have the option, at its election (an “Acquisition Election”), to receive from NPTest a one-time payment, in lieu of any other payments, equal to 15% of the excess over $330 million of the sum of the then current value of NPTest Holding, LLC’s remaining holdings of NPTest stock plus any proceeds related to NPTest stock previously received by NPTest Holding, LLC plus the consideration received by NPTest Holding, LLC from the acquisition.

If Schlumberger makes a Value Increase Election or an Acquisition Election, NPTest may choose to make the payment in any combination of cash or stock. If NPTest makes the payment in stock, it has agreed to use its reasonable efforts to give Schlumberger customary registration rights.

If the acquisition of NPTest by Credence is completed, Credence may be required to make this payment to Schlumberger and Credence may engage in discussions with Schlumberger with regard to this payment, which discussions may include the acceleration of such payment and the payment of such obligation in the form of cash or stock.

Effect of Recent Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity, if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after December 15, 2003. The implementation of this statement did not have a material impact on the financial position, results of operations and cash flows of NPTest.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. As a result of the adoption of SFAS 150, NPTest classified its mandatory redeemable preferred stock as a liability.

Change in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Qualitative and Quantitative Disclosure about Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates, and other relevant market rate or price changes. Market risk is directly influenced by the volatility and liquidity in the markets in which the related underlying assets are traded.

Foreign Exchange Rates. NPTest is exposed to foreign currency exchange movements, primarily in the Euro, and the Japanese Yen, and to a lesser extent, the British Pound, as it enters into various contracts, which change in value as foreign currency exchange rates change. The primary exposure exists during the period between when a contract price is fixed in foreign currency and when the related receivable is collected. To mitigate this risk NPTest only fixes contracts in the above referenced foreign currencies, and normally fixes prices for long-term contracts using U.S. dollar prices. The length of time between when a short-term contract price is contractually fixed, and when the equipment is delivered, typically ranges between two to four months, unless the equipment can be taken from finished goods inventory. NPTest’s standard terms of sale are 80% due 30 days after delivery, and 20% due 30 days after customer site acceptance, which is required within 30 days of delivery. In the future, NPTest may seek to hedge its exposure to foreign currency rate fluctuations with forward contracts. NPTest cannot assure you that any hedging transactions it may enter into will be effective or will not result in foreign exchange hedging losses. NPTest’s historical financial statements do not reflect any foreign currency arrangements.

Interest Rates. NPTest has virtually no debt, and therefore its exposure to market risk related to interest rates is limited. If and when NPTest does enter into future borrowing arrangements, it will seek to manage the exposure to interest rate changes by using a mix of debt maturities and variable- and fixed-rate debt together with interest rate swaps, where appropriate, to fix or lower borrowing costs.

OWNERSHIP OF NPTEST SECURITIES

The following table sets forth certain information regarding the beneficial ownership of NPTest’s common stock as of December 31, 2003 by (i) each person known by NPTest to be the beneficial owner of 5% or more of the outstanding shares of NPTest’s common stock, (ii) each of NPTest’s directors, (iii) each of NPTest’s named executive officers and (iv) all of NPTest’s executive officers and directors as a group.

Percentage ownership calculations are based on 39,986,572 shares of common stock outstanding as of March 15, 2004. Beneficial ownership is calculated based on SEC requirements. Unless otherwise indicated, the address of each of the named entities or individuals is c/o NPTest Holding Corporation, 150 Baytech Drive, San Jose, California 95134.

Beneficial Owner	Shares Beneficially Owned Prior to Offering
	Number of Shares	Percent of Total
Greater than 5% Stockholders:
NPTest Holding, LLC(1) c/o Francisco Partners, L.P. 2882 Sand Hill Road, Suite 280 Menlo Park, CA 94025	25,379,550	63.47%
Francisco Partners(1) c/o Francisco Partners, L.P. 2882 Sand Hill Road, Suite 280 Menlo Park, CA 94025	25,379,550	63.47%

Executive Officers and Directors:
Ashok Belani	—	—
Jean-Luc Pelissier	—	—
William Dillon	—	—
Thomas Ho	—	—
David Mullin	—	—
Jack Sexton	—	—
Dipanjan Deb(2)	—	—
Benjamin Ball(2)	—	—
Ajah Shah(3)	925,864	2.32%
John Sullivan	7,022	*
All executive officers and directors as a group	932,886	2.33%

*	Less than 1% of the outstanding shares of common stock.
(1)	According to a Schedule 13D filed on December 31, 2003, NPTest Holding, LLC is the record and beneficial owner of the shares, and Francisco Partners owns the majority of the membership interests of NPTest Holding, LLC.
(2)	Individual is an employee of Francisco Partners, L.P. and disclaims beneficial ownership of the securities held by NPTest Holding, LLC and Francisco Partners, L.P.
(3)	Consists of shares owned by NPTest Holding, LLC, of which affiliates of individual are members. Individual disclaims beneficial ownership of the shares reported herein except to the extent of his pecuniary interests therein.

TERMS OF THE MERGER AGREEMENT

The following describes certain aspects of the proposed merger, including the material terms of the merger agreement. The following description of the merger agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached as Annex A to this document and is incorporated in this document by reference. All Credence stockholders and NPTest stockholders are urged to read the merger agreement carefully and in its entirety.

The Merger

At the closing of the merger, NPTest will be merged with and into Cataline Corporation, a wholly-owned subsidiary of Credence. Upon completion of the merger, Cataline Corporation will continue as the “surviving corporation” and will be a wholly-owned subsidiary of Credence. Cataline Corporation will change its name to NPTest Corp. after the merger. After completion of the merger, the stockholders of NPTest will be stockholders of Credence. The merger is expected to be accounted for as a purchase transaction for accounting and financial reporting purposes and is intended to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code for federal income tax purposes.

Closing and Effective Time of the Merger

The closing date for the merger will occur as soon as practicable after the satisfaction or waiver of all conditions to the merger contained in the merger agreement, unless otherwise agreed by the parties. On the closing date, the parties will file a certificate of merger with the Secretary of State of the State of Delaware.

Conversion of Securities

Upon completion of the merger, (a) each share of NPTest common stock held by stockholders, other than NPTest Holding, LLC, will be converted into the right to receive 0.8 of a share of Credence common stock and $5.75 in cash, and (b) each share of NPTest common stock held by NPTest Holding, LLC will be converted into the right to receive 0.008 of a share of Credence non-voting convertible stock and $5.75 in cash. The number of shares of Credence common stock issuable to NPTest Holding, LLC upon conversion of the Credence non-voting convertible stock will exactly equal the number of shares of Credence common stock which NPTest Holding, LLC would have received if it had directly received 0.8 shares of Credence common stock in the merger.

Credence will not issue any fractional shares of its common stock in the merger. Instead of a fraction of a share, NPTest’s stockholders will receive an amount of cash, without interest, equal to the product of (x) such fraction, multiplied by (y) the average of the volume weighted averages of the trading prices of shares of Credence common stock on the Nasdaq National Market (as reported by Bloomberg Financial Markets or such other sources the parties agree in writing) on the date of completion of the merger.

Holders of NPTest common stock will not be entitled to receive any dividends or other distributions payable by Credence in respect of Credence common stock until they exchange their NPTest stock certificates for shares of Credence common stock. After they deliver their NPTest stock certificates to the exchange agent, those stockholders will receive, subject to applicable law, any accumulated dividends and distributions, without interest.

Representations and Warranties

Credence and NPTest each made a number of customary representations and warranties in the merger agreement, relating to, among other things, aspects of their respective businesses, assets, financial condition, structure and other facts pertinent to the merger.

Representations and Warranties of NPTest. The representations given by NPTest cover the following topics, among others, as they relate to NPTest and its subsidiaries:

•	corporate organization and its qualification to do business;

•	capital structure;

•	authorization and binding nature of the merger agreement;

•	that the transactions contemplated by the merger will not result in a violation of NPTest’s organizational documents, laws or material contracts;

•	material third party consents and regulatory approvals necessary to complete the merger;

•	SEC filings and financial statements;

•	the absence of material changes, events or effects;

•	the absence of undisclosed liabilities;

•	litigation;

•	governmental authorization;

•	intellectual property;

•	taxes;

•	certain employee benefits and employee matters;

•	interested party transactions;

•	compliance with applicable laws;

•	brokers’ and finders’ fees;

•	required stockholder vote;

•	board approval;

•	material contracts;

•	information supplied for use in this document;

•	fairness opinion rendered by one of NPTest’s financial advisors; and

•	takeover restrictions.

Representations and Warranties of Credence. The representations given by Credence cover the following topics, among others, as they relate to Credence and its subsidiaries, including Cataline Corporation:

•	corporate organization and its qualification to do business;

•	capital structure;

•	authorization and binding nature of the merger agreement;

•	that the transactions contemplated by the merger will not result in a violation of NPTest’s organizational documents, laws or material contracts;

•	material third party consents and regulatory approvals necessary to complete the merger;

•	SEC filings and financial statements;

•	the absence of material changes, events or effects;

•	the absence of undisclosed liabilities;

•	litigation;

•	governmental authorization;

•	intellectual property;

•	taxes;

•	certain employee matters;

•	interested party transactions;

•	compliance with applicable laws;

•	brokers’ and finders’ fees;

•	required stockholder vote;

•	board approval;

•	material contracts, breaches of material contracts and third party consents under material contracts;

•	information supplied for use in this document;

•	fairness opinion rendered by Credence’s financial advisors;

•	takeover restrictions; and

•	adequate financing and resources to effect the merger.

The representations and warranties contained in the merger agreement are subject to materiality and knowledge qualifications in many respects, and do not survive the completion of the merger.

Conduct of NPTest’s Business before Completion of the Merger

NPTest has agreed until the earlier of the completion of the merger or the termination of the merger agreement, or unless Credence consents in writing, to carry on its business in the ordinary course consistent with past practices. NPTest has further agreed to use all commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organizations, to keep available the services of its present officers and employees and to preserve its relationships with customers, suppliers, distributors, licensors, licensees and others having business dealings with it. Additionally, NPTest has agreed to prepare and timely file all material tax returns required to be filed by NPTest and its subsidiaries.

NPTest has also agreed that until the earlier of the completion of the merger or the termination of the merger agreement, or unless Credence consents in writing, NPTest will not do any of the following:

•	modify its organizational documents;

•	pay or authorize dividends or other distributions or repurchases or any stock splits or combinations;

•	modify its stock option plans, including the vesting period or other rights of options granted under NPTest’s stock option plans;

•	enter into or modify material contracts other than in the ordinary course of business;

•	issue, sell or otherwise dispose of securities, except for the issuance of shares of common stock upon exercise of outstanding stock options, provided that no individual may receive a grant in excess of 50,000 options and all option grants are required to be made at an exercise price no less than the fair market value of NPTest common stock on the date of grant;

•	transfer its intellectual property or rights to its intellectual property, except with respect to transfers in the ordinary course of business;

•	enter into or modify any agreement granting exclusive rights with respect to its products or technology;

•	dispose of or encumber any property or assets which are material, except for in the ordinary course;

•	incur indebtedness, guarantee indebtedness or guarantee debt securities of others;

•	enter into any material operating lease;

•	pay or discharge, in excess of $50,000 in any one case or $250,000 in the aggregate, any claim, liability or obligation arising other than in the ordinary course of business, and other than the payment, discharge or satisfaction of liabilities reflected or reserved against in NPTest’s financial statements;

•	make any capital expenditures except in the ordinary course of business that do not exceed $1,000,000 in any one case;

•	commit to or incur any other expenses in excess of $100,000 in any one case;

•	materially reduce the amount of any insurance coverage provided by existing insurance policies;

•	terminate or waive any right of substantial value;

•	adopt or amend any employee benefit or stock purchase or option plan, or hire any new director level or officer level employee, or increase the annual level of compensation of any employee, or grant any unusual or extraordinary bonuses, benefits or other direct or indirect compensation, except in the ordinary course of business and in amounts consistent with past practices;

•	grant severance or termination pay to (i) any director or officer or (ii) to any other employee except as provided for in outstanding written agreements;

•	acquire any other entity or otherwise acquire any material assets;

•	enter into any material closing agreement, settle any material claim or assessment in respect of material taxes or consent to any waiver of the limitations period applicable to any claim or assessment in respect of taxes or file any election under Section 338 of the Code or corresponding provision of applicable state law;

•	revalue any of its assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business or as required by GAAP or the Securities Exchange Act of 1934, as amended, or the Exchange Act;

•	adopt or implement any stockholder rights plan; and

•	enter into any transaction with any affiliate of NPTest which is not a subsidiary of NPTest.

Conduct of Credence’s Business before Completion of the Merger

Credence has agreed until the earlier of the completion of the merger or the termination of the merger agreement, unless NPTest consents in writing, to carry on its business in the ordinary course in substantially the same manner as previously conducted. In addition, Credence has agreed that until the earlier of the completion or termination of the merger agreement, Credence and its subsidiaries will not do any of the following:

•	issue, sell or otherwise dispose of securities, except for the issuance of shares of common stock upon exercise of outstanding stock options under Credence stock option plans;

•	amend Credence’s organizational documents;

•	pay or authorize dividends or other distributions or repurchases or any stock splits or combinations;

•	transfer its intellectual property or rights to its intellectual property, except with respect to transfers in the ordinary course of business;

•	dispose of or encumber any property or assets which are material, except for in the ordinary course;

•	incur indebtedness, guarantee indebtedness or guarantee debt securities of others in excess of $10,000,000 in the aggregate;

•	acquire any other entity or otherwise acquire any material assets; or

•	revalue any of its assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business or as required by GAAP or the Exchange Act.

Limitation on NPTest’s Ability to Consider Other Acquisition Proposals

NPTest has agreed that, subject to certain exceptions, neither it nor any of its subsidiaries and the officers, directors, employees or other agents of NPTest and its subsidiaries will:

•	take any action to solicit, initiate or encourage any “takeover proposal” (as defined below); or

•	take any action, solicit, facilitate, encourage or engage in negotiations or discussions with, disclose any nonpublic information relating to NPTest or any of its subsidiaries to, or afford access to the properties, books or records of NPTest or any of its subsidiaries to, any person that has advised NPTest that it may be considering making, or that has made, a takeover proposal.

However, NPTest may furnish information regarding NPTest to, or take other actions consistent with the fiduciary obligations of its board of directors, or enter into and engage in discussions with, any person or group in response to an unsolicited written takeover proposal, or an unsolicited written expression of interest that can reasonably be expected to lead to a takeover proposal, if:

•	NPTest’s board of directors believes in good faith (after consultation with its financial advisors) that such takeover proposal could reasonably be expected to lead to a “superior proposal,” (as defined below); and

•	NPTest’s board of directors determines in good faith (after consultation with outside legal counsel) that taking action with respect to such takeover proposal is consistent with the fiduciary duties of NPTest’s board of directors to NPTest’s stockholders under applicable law.

NPTest may take the actions described immediately above only if NPTest:

•	notifies Credence in writing of the determination by NPTest’s board of directors that taking action with respect to such superior proposal is consistent with the fiduciary duties of NPTest’s board of directors to NPTest’s stockholders under applicable law;

•	provides Credence with a complete copy of the takeover proposal received from such third party and with all documents containing or referring to non-public information of NPTest that are supplied to such third party; and

•	before providing non-public information to any person in connection with such a takeover proposal, the person making the proposal enters into a non-disclosure agreement at least as restrictive as the confidentiality agreement by and between NPTest and Credence dated January 19, 2004.

NPTest has also agreed to advise Credence within 24 hours of its receipt, of any takeover proposal or any notice that any person is considering making a takeover proposal or any request for non-public information relating to NPTest or any of its subsidiaries or for access to the properties, books or records of NPTest or any of its subsidiaries by any person that has advised NPTest that it may be considering making, or that has made, a takeover proposal and NPTest has agreed to keep Credence fully informed of the status of any such takeover proposal notice or request and to provide Credence with a true summary of such takeover proposal notice or request.

A “takeover proposal” means any offer or proposal for, or any indication of interest in (whether written or oral), a merger or other business combination involving NPTest or any of its subsidiaries or the acquisition of any significant equity interest (15%) in, or a significant portion of the assets (15% or more on a consolidated basis) of, NPTest or any of its subsidiaries, other than the transactions contemplated by the merger agreement.

A “superior proposal” means any takeover proposal which the board of directors of NPTest determines in good faith (after consultation with its financial advisors) would, if consummated, result in a transaction more favorable to NPTest’s stockholders than the transaction contemplated by the merger agreement.

Recommendation of the Board of Directors

NPTest has agreed to include in this document the recommendation of its board of directors to its stockholders concerning the adoption of the merger agreement. NPTest’s board of directors are required to recommend the merger until such time as the board of directors determines, after consultation with outside legal counsel, that continuing to make such recommendation is inconsistent with its fiduciary duties to its stockholders under applicable law, at which time NPTest’s board of directors may change or withdraw its recommendation or recommend a superior proposal; provided that, before making any such determination, NPTest must notify Credence in writing, attaching the most current version of such proposal (or a description of all material terms and conditions thereof), and then only if Credence fails to make, within 72 hours of receipt of such written notification, an offer that the board of directors of NPTest determines, in good faith after consultation with its financial advisors, is at least as favorable to its stockholders as such superior proposal, may NPTest’s board of directors change or withdraw its recommendation or recommend a superior proposal. NPTest is required in all events to allow its stockholders to vote on the merger and transactions contemplated hereby, unless Credence has terminated the merger agreement due to a withdrawal or modification of NPTest’s board of directors’ recommendation of the merger and merger agreement in a manner adverse to Credence or its resolution to do so in response to a takeover proposal, and NPTest has paid to Credence the termination fee (as defined below).

NPTest’s Employee Benefit Plans

Individuals who are employed by NPTest at the time the merger is completed will continue to be employees of either Cataline Corporation as the surviving corporation in the merger or Credence. Credence has agreed to provide employee benefits to employees of the surviving corporation of the merger and/or of Credence, including the right to participate in Credence’s 401(k) Plan, commensurate with those provided by Credence and its subsidiaries to similarly situated employees for a period of at least 12 months after the closing of the merger.

Treatment of NPTest Stock Options

Upon completion of the merger, each outstanding option award will be assumed by Credence, and will be exercisable on the same terms and conditions as set forth in NPTest’s stock incentive plan, with adjustments described below. Each outstanding option to purchase NPTest common stock will be converted, in accordance with its terms, into an option to purchase that whole number of shares of Credence common stock equal to the product of the number of shares of NPTest common stock that would be issuable upon exercise of such NPTest stock option immediately prior to the effective time of the merger (assuming that all vesting conditions applicable to such stock option were then satisfied), multiplied by the quotient obtained by dividing (A) the sum of the $5.75 and the product obtained by multiplying the price of the Credence common stock (determined as described below) by 0.8; by (B) the average of the trading prices of a share of Credence common stock on the Nasdaq National Market computed by Bloomberg on the date of the merger, rounded down to the nearest whole number of shares of Credence common stock. The exercise price will equal the quotient determined by dividing the exercise price per share of NPTest common stock at which such stock option was exercisable immediately prior to the effective time of the merger by the quotient obtained by dividing (A) the sum of $5.75 and the product obtained by multiplying the price of the Credence common stock (determined as described above) by 0.8 by (B) the price of the Credence common stock, rounded up to the nearest whole cent.

Credence will file a registration statement on Form S-8 for the shares of Credence common stock issuable with respect to options under the NPTest stock incentive plan and will use all commercially reasonable efforts to maintain the effectiveness of that registration statement for as long as any of the options remain outstanding.

Indemnification and Directors and Officers Insurance

Credence has agreed, following the merger, to indemnify each current and former director and officer of NPTest or any of its subsidiaries to the extent provided in NPTest’s current certificate of incorporation, bylaws or existing indemnification agreements. Credence has also agreed, for a period of six years after the effective time of the merger, to provide officers’ and directors’ liability insurance for acts and omissions occurring on or prior to the effective time of the merger. See “The Merger—Interests of NPTest’s Officers and Directors in the Merger—Indemnification and Directors’ and Officers’ Insurance” on page 85 of this document.

Consents and Antitrust Filings

Each of Credence and NPTest have agreed to:

•	use all commercially reasonable efforts to obtain all consents and approvals required to be obtained by each for the consummation of the merger, including those required under the HSR Act, and to resolve objections, if any, that may be asserted by any governmental entity;

•	consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to HSR or any other federal or state antitrust or fair trade law;

•	use all commercially reasonable efforts to complete the merger, to fulfill the closing conditions to the merger and to do all things necessary or desirable to complete the merger; and

•	make all necessary filings and submissions required under applicable federal or state securities laws, the HSR Act and any other antitrust regulations and any other applicable law.

NPTest has agreed to use all commercially reasonable efforts to obtain all necessary consents, waivers and approvals under any of its material contracts in connection with the merger for the assignment of the contract.

Conditions to Completion of the Merger

Conditions to Credence and NPTest’s Obligations to Complete the Merger. Credence’s and NPTest’s obligations to complete the merger are subject to certain conditions. The conditions that must be satisfied or, in the case of legal opinions, waived, before the completion of the merger include the following:

•	the merger agreement must be adopted by the affirmative votes of the holders of a majority of the outstanding shares of NPTest and Credence common stock;

•	the registration statement on Form S-4, of which this document forms a part, must become effective, no stop order may be issued and no proceedings for suspension of its effectiveness may be initiated by the SEC;

•	the absence of any law, rule, regulation, judgment, decree, injunction, executive order or award making the merger illegal or otherwise prohibiting completion of the merger;

•	the waiting period, and any extensions, applicable to the completion of the merger under the HSR Act or under any other foreign antitrust or combination law and any material filing, comment, approval or authorization legally required must either have expired, been terminated or obtained; and

•	the receipt of an opinion from each party of the opinion of its counsel that the merger will qualify as a reorganization for U.S. federal income tax purposes.

Conditions to NPTest’s Obligation to Complete the Merger. NPTest’s obligations to complete the merger are subject to the satisfaction or waiver of each of the following additional conditions before completion of the merger:

•	Credence’s representations and warranties must be materially true and correct, except where the failure to be so true and correct has not had and would not reasonably be expected to have a material adverse effect on Credence and Credence has provided an officer’s certificate to such effect;

•	Credence must have performed or complied in all material respects with all of its agreements and covenants to be performed or complied with by Credence at or before completion of the merger;

•	no change, event or effect has occurred, nor any fact or circumstance arisen, that, taken together with all other changes, events, effects, facts and circumstances, constitutes a material adverse effect on Credence; and

•	the shares of Credence common stock to be issued in the merger or upon conversion of Credence non-voting convertible stock must be approved for quotation on the Nasdaq National Market.

Conditions to Credence’s Obligation to Complete the Merger. Credence’ obligations to complete the merger are subject to the satisfaction or waiver of each of the following additional conditions before completion of the merger:

•	NPTest’s representations and warranties must be materially true and correct, except where the failure to be so true and correct has not had and would not reasonably be expected to have a material adverse effect on NPTest and NPTest has provided an officer’s certificate to such effect;

•	NPTest must have performed or complied in all material respects with all of its agreements and covenants, including its covenant to use commercially reasonable efforts to obtain material consents to the merger, to be performed or complied with by NPTest at or before completion of the merger;

•	no change, event or effect has occurred, nor any fact or circumstance arisen, that, taken together with all other changes, events, effects, facts and circumstances, constitutes a material adverse effect on NPTest; and

•	NPTest must have delivered a properly executed FIRPTA notification letter and form of notice to Credence.

Termination of the Merger Agreement

Termination of Merger Agreement by Credence or NPTest. The merger agreement may be terminated by either Credence or NPTest:

•	by mutual written consent of Credence and NPTest;

•	if the merger is not completed before September 30, 2004, which date may be extended by the mutual consent of Credence and NPTest;

•	if there is any permanent injunction or other order of a court or other authority preventing the consummation of the merger shall which has become final and nonappealable; or

•	if NPTest’s or Credence’s stockholders do not adopt the merger agreement at their respective special meetings.

Termination of Merger Agreement by Credence. In addition, Credence may terminate the merger agreement if:

•	NPTest breaches any representation, warranty, obligation or agreement under the merger agreement (other than a breach which has not had, and would not reasonably be expected to result in, a material adverse effect on NPTest) and the breach is not cured within 15 business days of written notice of the breach; or

•	NPTest’s board of directors withdraws or modifies its recommendation of the merger in a manner adverse to Credence in response to a takeover proposal or resolves to do any of the foregoing.

Termination of Merger Agreement by NPTest. Furthermore, NPTest may terminate the merger agreement if Credence materially breaches any representation, warranty, obligation or agreement under the merger agreement (other than a breach which has not had, and would not reasonably be expected to result in, a material adverse effect on Credence) and the breach is not cured within 15 business days of written notice of the breach.

Expenses; Payment of Termination Fees

Expenses. Except as described below, each party has agreed to pay all expenses it incurs in connection with the merger, whether or not the transaction is completed.

Payment of Termination Fees. NPTest must pay Credence a termination fee equal to $20 million if either (a) Credence terminates the merger agreement because NPTest’s board of directors withdraws or modifies its recommendation of the merger in a manner adverse to Credence in response to a takeover proposal or resolves to do any of the foregoing or (b) NPTest or Credence terminates the merger agreement following a failure of NPTest to obtain stockholder approval of the merger and prior to the time of the NPTest stockholders meeting, a takeover proposal has been publicly announced and concurrently with or within 6 months after such termination, a third party has acquired NPTest.

Credence must pay NPTest a termination fee equal to $20 million if NPTest or Credence terminates the merger agreement following a failure of Credence to obtain stockholder approval of the merger and prior to the time of the Credence stockholder meeting, any person or group has publicly announced an intention to make a takeover proposal in respect of Credence and concurrently with or within 6 months after such termination, a third party has acquired Credence.

Extension, Waiver and Amendment

NPTest and Credence may amend the merger agreement at any time prior to the closing of the merger. However, after the adoption of the merger agreement by the NPTest stockholders, NPTest and Credence may not amend the merger agreement if the amendment would alter or change the amount or kind of consideration to be received on conversion of NPTest’s stock, alter or change any term of the certificate of incorporation of the surviving corporation to be effected by the merger, or alter or change any of the terms and conditions of the merger agreement, if such alteration or change would materially adversely affect the holders of NPTest common stock.

At any time prior to the closing of the merger, NPTest or Credence may extend the time for performance of any obligation or other act of the other party, waive any inaccuracy in the representations and warranties in the merger agreement or waive compliance by the other party with any agreement or condition contained in the merger agreement.

Restrictions on the Ability to Sell Credence Stock

Credence will be entitled to place appropriate legends on the certificates evidencing any Credence common stock to be received by affiliates of NPTest. In addition, affiliates of NPTest have also acknowledged the resale restrictions imposed by Rule 145 under the Securities Act on shares of Credence common stock to be received by them in the merger.

All shares of Credence common stock received by you in connection with the merger will be freely transferable unless you are considered an affiliate of either Credence or NPTest under the federal securities laws.

Shares of Credence common stock held by affiliates of Credence may only be sold pursuant to a registration statement or exemption under the Securities Act, or as permitted under the rules of the Securities Act.

Operations After the Merger

Following the merger, NPTest will continue its operations as a wholly-owned subsidiary of Credence for a period of time determined by Credence. Some officers of Credence may serve as officers of NPTest. The executives of NPTest will assume the roles and positions with either the surviving corporation or Credence described under “The Merger—Interests of NPTest’s Officers and Directors in the Merger” beginning on page 83 of this document. The stockholders of NPTest will become stockholders of Credence, and their rights as stockholders of Credence will be governed by the Credence certificate of incorporation, as currently in effect, the Credence bylaws and the laws of the State of Delaware. See “Comparative Rights of Credence Stockholders and NPTest Stockholders” beginning on page 153 of this document. Under the terms of the acquisition, Credence intends to assume the rights and liabilities of, and to be a successor-in-interest to NPTest in connection with the nonimmigrant visa status and any ongoing applications or petitions for nonimmigrant visa status, alien employment certification, and immigrant visa status relating to employees of NPTest who become employees of Credence.

THE VOTING AGREEMENT, THE LOCK-UP AGREEMENT AND THE REGISTRATION RIGHTS AGREEMENT

On February 22, 2004, as an essential condition and inducement to it, Credence and Cataline Corporation entering into the merger agreement, NPTest Holding, LLC entered into a voting agreement, a lock-up agreement and a registration rights agreement with Credence.

The following is a description of the material terms of the voting agreement, the lock-up agreement and the registration rights agreement. A complete form of the voting agreement is attached as Annex B, a complete form of the lock-up agreement is attached as Annex C and a complete form of the registration rights agreement is attached as Annex D to this document and are incorporated into this document by reference. All NPTest stockholders and Credence stockholders are urged to read the form of the voting agreement, the lock-up agreement and the registration rights agreement carefully and in their entirety.

NPTest Holding Voting Agreement

Under the NPTest Holding, LLC voting agreement, NPTest Holding, LLC has agreed to vote no less than 50.1% of all shares of NPTest common stock beneficially owned by it on the record date of any stockholder meeting of NPTest related to the merger, in the following manner:

•	in favor of the merger and the adoption of the merger agreement and the transactions contemplated thereby; and

•	against any action which would impede, interfere with, delay, postpone, discourage or adversely affect the completion of the merger or any of the other transactions contemplated by the merger agreement, including a takeover proposal.

Under the voting agreement, NPTest Holding, LLC shall have delivered an irrevocable proxy to Credence to vote its NPTest shares as set forth above in favor of the merger, as described under “Irrevocable Proxy” below.

Pursuant to the voting agreement, NPTest Holding, LLC has agreed, subject to certain exceptions, not to take any of the following actions with respect to its NPTest shares set forth above until the effective time of the merger or the valid termination of the merger agreement:

•	cause or permit any transfer or other disposition of such shares of NPTest common stock;

•	create or permit to exist any encumbrance with respect to such shares of NPTest common stock;

•	deposit such shares of NPTest common stock into a voting trust; or

•	grant any other proxy with respect to such shares of NPTest common stock.

The voting agreement does not in any way limit or restrict NPTest Holding, LLC’s rights with respect to the shares of NPTest common stock it owns in addition to the shares of NPTest common stock that are subject to the voting agreement. In addition, the voting agreement only applies to actions or votes of NPTest Holding, LLC in its capacity as an NPTest stockholder but does not in any way limit the ability of its designees to act or vote in their capacity as directors or officers of NPTest. The voting agreement will terminate on the earlier to occur of the effective time of the merger or on the date the merger agreement is validly terminated.

Irrevocable Proxy. Under the voting agreement, and as a condition and inducement to Credence entering into the merger agreement, NPTest Holding, LLC granted an irrevocable proxy dated as of March 22, 2004 to Credence, with power of substitution and resubstitution. Under the terms of the proxy, Credence has the authority to vote no less than 50.1% of all shares of NPTest common stock beneficially owned by NPTest Holding, LLC on the record date of any stockholder meeting of NPTest related to the merger, in favor of the adoption and approval of the merger agreement and the merger. The proxy authorizes Credence to vote these shares at any meeting of stockholders of NPTest, or in connection with any solicitation of written consents from stockholders of NPTest, called or solicited for the purpose of voting on the merger agreement and the merger. The proxy is coupled with an interest and is irrevocable. The proxy terminates upon the earlier of (i) the date the merger becomes effective in accordance with the terms of the merger agreement and (ii) the date the merger agreement is terminated.

NPTest Holding, LLC Lock-Up Agreement

Under the NPTest Holding, LLC Lock-Up Agreement, NPTest Holding, LLC has agreed to the following restrictions on the sale of the Credence non-voting convertible stock or the shares of Credence common stock into which it is convertible, it receives in the merger:

•	until the date that is two days following the date Credence first releases the combined financial results of Credence and NPTest following the closing (the “Initial Release Date”), NPTest Holding, LLC will not sell, offer to sell, contract to sell, or otherwise transfer any shares of Credence non-voting convertible stock, or the shares of Credence common stock into which it is convertible, other than pursuant to a piggyback registration (as defined below) pursuant to the registration rights agreement;

•	from the Initial Release Date until the date that is two days following the date Credence releases its financial results for the fiscal period next following the Initial Release Date (the “Second Release Date”), NPTest Holding, LLC will not transfer any shares of Credence non-voting convertible stock, or the shares of Credence common stock into which it is convertible, unless each such transfer complies with Rule 144 of the Securities Act or each such transfer is pursuant to a piggyback registration (as defined below); and

•	beginning on the Second Release Date and thereafter, NPTest Holding, LLC is not subject to any contractual limitation on its ability to transfer shares of Credence non-voting convertible stock, or the shares of Credence common stock into which it is convertible. In addition, at any time on and after the closing date of the merger, NPTest Holding, LLC will be entitled to transfer any or all of its shares of Credence non-voting convertible stock pursuant to a piggyback registration.

NPTest Registration Rights Agreement.

The registrations rights agreement provides the holders of Registrable Securities, or the Holders with certain demand registration rights. “Registrable Securities” are the shares of Credence common stock issued to the Holders upon conversion of Credence non-voting convertible stock. Holders have the right to make an aggregate of two demands that Credence register their Registrable Securities under the Securities Act, provided, however, that upon the existence of certain circumstances, Credence may delay a demand for registration for a specified period. Each demand must be for the registration of at least 1,000,000 shares of Registrable Securities.

The registration rights agreement also provides the Holders with certain piggyback registration rights. If Credence proposes to register any of its equity securities, the Holders are entitled to have their Registrable Securities included in the registration statement. The Holders have unlimited rights to such registrations, subject to customary limitations such as underwriter cut-backs.

The registration rights agreement also provides that if Credence proposes to register any of its equity securities for its own account after the expiration of the 180-day period following the Second Release Date (the “Initial Period”), and determines that filing a registration statement with respect to the Holders’ Registrable Securities would materially interfere with Credence’s proposed registration, then, subject to certain limitations, it may delay that filing for up to 135 days in any 360-day period. If Credence invokes such a delay during the 360-day period following the Initial Period, upon the expiration of the delay, Credence is required to offer the Holders the opportunity to include up to 50% of the Holders’ Registrable Securities in the registration statement that was subject to the delay.

Credence will pay all expenses in connection with registrations pursuant to the registration rights agreement, except for any broker fees or commissions, placement agency fees, underwriters’ discounts or commissions or transfer taxes in connection with the sale of the securities by the Holders.

UNAUDITED PRO FORMA COMBINED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

OF CREDENCE SYSTEMS CORPORATION AND NPTEST HOLDING CORPORATION

The following unaudited pro forma combined condensed consolidated financial statements give effect to the proposed merger of Credence Systems Corporation (“Credence”) and NPTest Holding Corporation (“NPTest”). The merger will be accounted for under the purchase method of accounting in accordance with Statement of Financial Accounting Standard (SFAS) No. 141, “Business Combinations,” (SFAS 141). Under the purchase method of accounting, the total estimated purchase price, calculated as described in Note 1 to these unaudited pro forma combined condensed consolidated financial statements, is allocated to the net tangible and intangible assets of NPTest acquired and liabilities assumed in connection with the merger, based on their fair values as of the completion of the merger. Independent valuation specialists are currently conducting an independent valuation in order to assist management of Credence in determining the fair values of a significant portion of these assets. The preliminary work performed by the independent valuation specialists has been considered in management’s estimates of the fair values reflected in these unaudited pro forma combined condensed consolidated financial statements. A final determination of these fair values, which cannot be made prior to the completion of the merger, will include management’s consideration of a final valuation prepared by the independent valuation specialists. This final valuation will be based on the actual net tangible and intangible assets of NPTest that exist as of the date of completion of the merger.

The unaudited pro forma combined condensed consolidated balance sheet as of January 31, 2004 gives effect to the proposed merger as if it occurred on January 31, 2004 and, due to the different fiscal period ends, combines the historical balance sheet of Credence at January 31, 2004 and the historical balance sheet of NPTest at December 31, 2003. The Credence consolidated balance sheet information was derived from its unaudited January 31, 2004 consolidated balance sheet included in its Form 10-Q for the quarter ended January 31, 2004 and incorporated herein by reference. The NPTest balance sheet information was derived from its audited December 31, 2003 consolidated balance sheet included herein.

The unaudited pro forma combined condensed consolidated statement of operations for the year ended October 31, 2003 is presented as if the transaction was consummated on November 1, 2002 and, due to the different fiscal period ends, combines the historical results of Credence for the year ended October 31, 2003 and unaudited pro forma combined condensed financial information of NPTest for the year ended December 31, 2003. The unaudited pro forma combined condensed financial information of NPTest for the quarter ended December 31, 2003, is part of the full year which is included in the unaudited pro forma combined condensed statements of operations for the year ended October 31, 2003. The historical results of Credence were derived from its consolidated statements of operations included in its Annual Report on Form 10-K for its fiscal year end of October 31, 2003 incorporated herein by reference. The pro forma financial information for NPTest gives effect to the acquisition of NPTest, Inc. from Schlumberger and the initial public offering of NPTest as if they happened at the beginning of 2003. The unaudited pro forma combined condensed financial information of NPTest has been derived from the unaudited pro forma combined condensed financial information of NPTest for the year ended December 31, 2003 included herein.

The unaudited pro forma combined condensed consolidated statement of operations for the quarter ended January 31, 2004 is presented as if the transaction was consummated on November 1, 2002 and, due to the different fiscal period ends, combines the historical results of Credence for the quarter ended January 31, 2004 and the historical results of NPTest for the quarter ended December 31, 2003. The historical results of Credence for the quarter ended January 31, 2004 were derived from Credence’s consolidated statement of operations included in its Report on Form 10-Q for the quarter ended January 31, 2004 incorporated herein by reference. The unaudited pro forma combined condensed financial information of NPTest for the quarter ended December 31, 2003 is included in the unaudited pro forma combined condensed statements of operations for the quarter ended January 31, 2004.

UNAUDITED PRO FORMA COMBINED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

OF CREDENCE SYSTEMS CORPORATION AND NPTEST HOLDING CORPORATION (continued)

The unaudited pro forma combined condensed consolidated financial statements have been prepared by Credence management for illustrative purposes only and are not necessarily indicative of the condensed consolidated financial position or results of operations in future periods or the results that actually would have been realized had Credence and NPTest been a combined company during the specified periods. The pro forma adjustments are based on the information available at the time of the preparation of this document. The unaudited pro forma combined condensed consolidated financial statements, including the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, the historical consolidated financial statements of Credence included in its Annual Report on Form 10-K for its fiscal year ended October 31, 2003, the unaudited condensed historical consolidated financial statements of Credence included in its Form 10-Q for its fiscal quarter ended January 31, 2004, the historical consolidated financial statements of NPTest at December 31, 2003 and for the period from inception to December 31, 2003 included herein, the combined financial statements of NPTest, Inc. for the period ended July 29, 2003 and the unaudited pro forma combined condensed financial information for NPTest included herein.

Further, the unaudited pro forma combined condensed consolidated financial statements do not include any adjustments for liabilities resulting from integration planning, as management of Credence and NPTest are in the process of making these assessments and estimates of these costs are not currently known. However, liabilities ultimately may be recorded for severance or relocation costs related to NPTest employees, costs of vacating certain leased facilities of NPTest or other costs associated with exiting activities of NPTest that would affect amounts in the pro forma combined condensed consolidated financial statements. In addition, Credence may incur significant restructuring charges upon completion of the merger or in subsequent quarters for severance or relocation costs related to Credence employees, costs of vacating certain leased facilities of Credence or other costs associated with exiting activities of Credence. Also, since the fair value associated with the Schlumberger contingent payment and deferred stock compensation will be calculated at the closing date of the proposed transaction, the amount allocated to these items could materially change depending on the price of Credence common stock or the number of NPTest unvested options outstanding as at the time of close of the proposed transaction.

There are no intercompany balances or transactions between Credence and NPTest. Certain reclassifications have been made to conform NPTest’s historical amounts to Credence presentation.

These unaudited pro forma combined condensed consolidated financial statements have been prepared based on preliminary estimates of fair values. They do not include liabilities resulting from integration planning which are not presently estimable as discussed above. Amounts preliminarily allocated to intangible assets with definite lives may change, which could result in a material change in amortization of intangible assets. Therefore, the actual amounts recorded as of the completion of the merger may differ materially from the information presented in these unaudited pro forma combined condensed consolidated financial statements. In addition to the receipt of the final valuation, the impact of ongoing integration activities, the timing of completion of the merger and other changes in NPTest’s net tangible and intangible assets that occur prior to completion of the merger could cause material differences in the information presented.

Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet

of Credence Systems Corporation and NPTest Holding Corporation

As of January 31, 2004

(in thousands)

	Credence Jan. 31, 2004	NPTest Dec. 31, 2003	Pro Forma Adjustments		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$33,396	$93,723	$(102,119	)(a)	$25,000
Short-term investments	257,131	—	(127,804	)(a)	129,327
Accounts receivable, net	68,781	53,185	—		121,966
Inventories	83,287	90,143	1,700	(b)	175,130
			(28,234	)(c)	(28,234)
Deferred income taxes	—	36,652	(4,737	)(d)	31,915
Prepaid expenses and other current assets	13,973	11,620	—		25,593

Total Current Assets	456,568	285,323	(261,194)		480,697

Long-term investments	49,722	—	—		49,722
Property and equipment, net	102,049	24,378	28,234	(c)	154,661
Deferred income taxes	—	123	(123	)(d)	—

Goodwill	37,531	8,649	310,933	(e)	357,113

Other intangible assets, net	28,815	17,243	104,057	(f)	150,115
Other assets	23,355	336	—		23,691

Total Assets	$698,040	$336,052	$181,907		$1,215,999

LIABILITY & STOCKHOLDERS’ EQUITY
Current liabilities:
Book overdrafts	$—	$2,405	$—		$2,405
Bank loans and notes payable-leased products	7,172	—	—		7,172
Accounts payable	27,124	15,233	—		42,357
Accrued expenses and other liabilities	43,126	29,649	37,400	(g)	110,175
Income taxes payable	8,975	2,505	—		11,480
Deferred profit	4,715	3,352	(2,197	)(h)	5,870

Total current liabilities	91,112	53,144	35,203		179,459

Convertible subordinated notes	180,000	—	—		180,000
Other liabilities and minority interest	3,953	—	—		3,953
Pension and post retirement benefits	—	709	—		709
Deferred income taxes	—	6,689	25,226	(d)	31,915
Stockholders’ equity	422,975	275,510	121,478	(i)	819,963

Total liabilities and stockholders’ equity	$698,040	$336,052	$181,907		$1,215,999

See accompanying notes to unaudited pro forma combined condensed consolidated financial statements.

Unaudited Pro Forma Combined Condensed Consolidated Statement of

Operations of Credence Systems Corporation and NPTest Holding Corporation

For the Year Ended October 31, 2003

(in thousands, except per share data)

	12 months ended Oct. 31 Credence	Pro forma as Adjusted 12 months ended Dec. 31 NPTest	Pro Forma Adjustments		Pro Forma Combined
Net sales:
Systems, upgrades, software	$141,209	$163,142	$—		$304,351
Service, service spares	41,205	67,921	—		109,126

Total net sales	182,414	231,063	—		413,477
Cost of goods sold:
Systems, upgrades, software	89,923	104,610	—		194,533
Service, service spares	25,643	43,122	—		68,765
Amortization of purchased intangibles to cost of sales	—	11,942	(11,942	)(j)	—
Special Charges	1,927	—	—		1,927

Gross margin	64,921	71,389	11,942		148,252
Operating expenses:
Research and development	73,520	47,607	—		121,127
Selling, general and administrative	91,124	48,023	—		139,147
Amortization of purchased intangible assets and deferred compensation	9,456	—	24,800	(k)	34,256
In-process research and development	1,510	—	—		1,510
Restructuring charges	3,589	—	—		3,589

Total operating expenses	179,199	95,630	24,800		299,629
Operating income (loss)	(114,278)	(24,241)	(12,858)		(151,377)
Interest income and other income (expense), net	2,219	(944)	(2,299	)(l)	(1,024)
Dividend and accretion on mandatory redeemable preferred stock	—	—	—		—

Income (loss) before income tax provision (benefit)	(112,059)	(25,185)	(15,157)		(152,401)
Income tax expense (benefit)	1,006	(10,837)	13,276	(m)	3,445

Income (loss) before minority interest	(113,065)	(14,348)	(28,433)		(155,846)
Minority interest (benefit)	47	—	—		47

Income (loss)	(113,112)	(14,348)	(28,433)		(155,893)

Net income (loss) attributable to common stockholders	$(113,112)	$(14,348)	$(28,433)		$(155,893)

Net loss per share attributable to common stockholders
Basic	$(1.80)	$(0.36)			$(1.65	)(n)

Diluted	$(1.80)	$(0.36)			$(1.65	)(n)

Number of shares used in computing per share amounts attributable to common stockholders
Basic	62,737	39,987	(7,997)		94,727	(n)

Diluted	62,737	39,987	(7,997)		94,727	(n)

See accompanying notes to unaudited pro forma combined condensed consolidated financial statements.

Unaudited Pro Forma Combined Condensed Consolidated Statement of

Operations of Credence Systems Corporation and NPTest Holding Corporation

For the Quarter Ended January 31, 2004

(in thousands, except per share data)

	(unaudited) 3 months ended Jan. 31 Credence	Pro forma as Adjusted 3 months ended Dec. 31 NPTest	Pro Forma Adjustments		Pro Forma Combined
Net sales:
Systems, upgrades, software	$57,331	$37,918	$—		$95,249
Service, service spares	10,794	17,093	—		27,887

Total net sales	68,125	55,011	—		123,136
Cost of goods sold:
Systems, upgrades, software	29,842	27,944	—		57,786
Service, service spares	6,380	9,996	—		16,376
Amortization of purchased intangibles to cost of sales	—	5,266	(5,266	)(o)	—

Gross margin	31,903	11,805	5,266		48,974
Operating expenses:
Research and development	15,239	10,316	—		25,555
Selling, general and administrative	23,716	12,601	—		36,317
Amortization of purchased intangible assets and deferred compensation	2,622	—	6,200	(p)	8,822
In-process research and development	—	—	—		—
Restructuring charges	653	—	—		653

Total operating expenses	42,230	22,917	6,200		71,347

Operating income (loss)	(10,327)	(11,112)	(934)		(22,373)

Interest income and other income (expense), net	294	(238)	(575	)(q)	(519)

Income (loss) before income tax provision (benefit)	(10,033)	(11,350)	(1,509)		(22,892)
Income tax expense (benefit)	1,359	(4,830)	5,617	(r)	2,146

Income (loss) before minority interest	(11,392)	(6,520)	(7,126)		(25,038)
Minority interest (benefit)	77		—		77

Income (loss)	(11,469)	(6,520)	(7,126)		(25,115)
Dividend and accretion on convertible mandatory redeemable preferred stock

Net income (loss) attributable to common stockholders	$(11,469)	$(6,520)	$(7,126)		$(25,115)

Net loss per share attributable to common stockholders
Basic	$(0.18)	$(0.16)			$(0.26	)(s)

Diluted	$(0.18)	$(0.16)			$(0.26	)(s)

Number of shares used in computing per share amounts attributable to common stockholders
Basic	63,936	39,987	(7,997)		95,926	(s)

Diluted	63,936	39,987	(7,997)		95,926	(s)

See accompanying notes to unaudited proforma combined condensed consolidated financial statements.

NOTES TO UNAUDITED PRO FORMA

COMBINED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

OF CREDENCE SYSTEMS CORPORATION AND NPTEST HOLDING CORPORATION

1. Basis of Presentation

On February 23, 2004, Credence announced a definitive agreement pursuant to which Credence would acquire NPTest resulting in NPTest becoming a wholly owned subsidiary of Credence in a transaction to be accounted for using the purchase method. The total estimated purchase price of approximately $657 million includes Credence common stock valued at approximately $376 million, cash for each share of NPTest common stock totaling approximately $230 million, assumed stock options with a fair value determined using the Black-Scholes model of approximately $38 million, and estimated direct transaction costs of approximately $13 million.

The unaudited proforma combined condensed consolidated financial statements present the issuance of approximately 34 million shares of Credence common stock, based upon an exchange ratio of 0.8 shares of Credence common stock plus $5.75 in cash for each outstanding share of NPTest common stock as of February 23, 2004. The actual number of shares of Credence common stock to be issued will be determined based on the actual number of shares of NPTest common stock outstanding at the completion of the merger. The average market price per share of Credence common stock of $11.76 is based on an average of the closing prices for a range of trading days (February 19 through February 25, 2004, inclusive) around and including the announcement date (February 23, 2004) of the proposed merger. Based on the total number of shares subject to NPTest options outstanding at February 23, 2004, Credence would assume options to purchase approximately 3.356 million shares of NPTest common stock at a weighted average exercise price of $8.40. The actual number of shares subject to options to be assumed will be determined based on the actual number of NPTest options outstanding at the completion of the merger. The fair value of the outstanding options was determined using a Black-Scholes valuation model.

The preliminary estimated total purchase price of the NPTest merger is as follows (in thousands):

Credence common stock	$376,194
Cash paid	229,923
Assumption of NPTest stock options	38,352
Estimated direct transaction costs	12,500

Total estimated purchase price	$656,969

NOTES TO UNAUDITED PRO FORMA

COMBINED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

OF CREDENCE SYSTEMS CORPORATION AND NPTEST HOLDING CORPORATION (continued)

Under the purchase method of accounting, the total estimated purchase price as shown in the table above is allocated to NPTest’s net tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values as of the date of the completion of the merger. Based on the preliminary independent valuation and other information currently available, and subject to changes upon receipt of the final valuation and other factors as described in the introduction to these unaudited pro forma combined condensed consolidated financial statements on page 134 of this document, the allocation of the preliminary estimated purchase price, the estimated useful lives and related first-year amortization associated with certain assets is as follows (in thousands):

	Amount	First Year Amortization	Estimated Useful Life (Years)
Preliminary estimated purchase price allocation:
Net tangible assets	$198,529	—	—
Deferred compensation	9,958	3,319	3
Amortizable intangible assets:
Developed product technology	84,700	8,470	10
Customer relationships	13,800	1,971	7
Maintenance agreements	14,700	2,940	5
Product backlog	8,100	8,100	1
In-process research and development	7,600	—	—

Goodwill	319,582	—	—

Total preliminary purchase price allocation	$656,969	24,800

A preliminary valuation of the purchased assets was undertaken by a third party valuator to assist Credence in determining the fair value of each identifiable intangible asset and in allocating the purchase price among acquired assets, including the portion of the purchase price attributed to in-process research and development projects. Standard valuation procedures and techniques were utilized in determining the fair value of the acquired in-process research and development. To determine the value of the technology in the development stage, Credence considered, among other factors, the stage of development of each project, the time and resources needed to complete each project, and expected income and associated risks. Associated risks included the inherent difficulties and uncertainties in completing the project and thereby achieving technological feasibility, and the risks related to the viability of and potential changes to future target markets. The analysis resulted in $7.6 million of the purchase price being charged to acquired in-process research and development using a discount rate ranging from 20% to 22%. The IPR&D acquired from NPTest consists of features and projects related to the Sapphire, OptiFIB and OptiCA products. The Sapphire product is a highly reconfigurable and scalable functional and structural tester for a wide variety of integrated circuits. The OptiFIB is a focused ion beam product used for circuit edit and repair, while the OptiCA product is an in-circuit probe and defect analysis tool using photon emission technology. Credence estimated that the in-process projects related to each of these three products varied from 20% to 50% complete based on research and development complexity, costs, and time expended to date relative to the expected remaining costs and time to reach technological feasibility. The intangible assets, consisting primarily of developed product technology, customer relationships, maintenance agreements, product backlog and goodwill, were assigned a value of $440.9 million and are being amortized ratably, except for goodwill, over their estimated useful lives, ranging from one to ten years. In addition, $10 million of the purchase price was allocated to deferred compensation, based on the proportion of the intrinsic value of unvested options assumed by Credence in the transaction that are related to future service. The deferred compensation is amortized straight-line as compensation cost over the weighted average remaining future vesting period of the unvested options (approximately three years). The unamortized balance of the deferred compensation will be reflected as a contra-equity in the Consolidated Statements of Shareholders’ Equity.

NOTES TO UNAUDITED PRO FORMA

COMBINED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

OF CREDENCE SYSTEMS CORPORATION AND NPTEST HOLDING CORPORATION (continued)

Of the total estimated purchase price, a preliminary estimate of approximately $198.5 million has been allocated to net tangible assets acquired and approximately $121.3 million has been allocated to amortizable intangible assets acquired. The depreciation and amortization related to the fair value adjustment to net tangible assets and the amortization related to the amortizable intangible assets are reflected as pro forma adjustments to the unaudited pro forma combined condensed consolidated statements of operations.

In connection with this transaction, it is probable that Credence will be required to make a payment to Schlumberger at a date in the future as a result of an obligation of NPTest that will be assumed by Credence on consummation of the proposed transaction. The future payment can be triggered:

(i)	by NPTest Holding, LLC if it makes certain distributions in excess of $330 million of the consideration it has received related to its holdings of NPTest stock, or

(ii)	by Schlumberger:

(a)	if NPTest Holding, LLC receives cumulative cash consideration in excess of $330 million related to its holdings of NPTest stock, or

(b)	on December 16, 2004 (the first anniversary of the closing of NPTest’s initial public offering), or

(c)	on the first anniversary of the closing of this acquisition.

The payment amount depends upon the value of Credence’s common stock at the time of the distribution or payment. Schlumberger is generally entitled to payment of 15% of the excess over $330 million of the fair value of the cumulative consideration received by NPTest Holding, LLC related to its holdings of NPTest stock. See “Management Discussion and Analysis—Off-Balance Sheet Arrangements” on page 118 of this document for further detail. Credence may engage in discussions with Schlumberger with regard to this payment, which discussions may include the acceleration of such payment and the payment of such obligation in the form of cash or stock.

As part of the valuation of NPTest’s net tangible assets, it was determined that the contingent payment to Schlumberger represents a pre-acquisition obligation. For the purposes of the unaudited pro forma combined condensed consolidated financial statements, the fair value of the liability is estimated to be approximately $24.9 million on a preliminary basis and is recorded as a pro forma adjustment. This liability resulted in a decrease in net tangible assets acquired. Credence will determine the fair value of this liability on the closing date and record the amount. Subsequent changes to the initial fair value measured at the time of the closing of the merger will be recognized as period expense in the consolidated statement of operations, until the liability is settled.

This contingent payment can be made in cash or in common stock of Credence at Credence’s discretion except in the event the payment is triggered by distributions made by NPTest Holding, LLC. In such event, the contingent payment may be required to be made in the same form as the distribution made by NPTest Holding, LLC.

Developed product technology, which comprises NPTest’s products that have reached technological feasibility, includes products in most of NPTest’s product lines, principally Sapphire, OptiFIB and OptiCA. Developed product technology represent a combination of NPTest’s processes, patents and trade secrets developed through years of experience in design and development of automated design and debug semiconductor test equipment and related software products and services. This proprietary knowledge base can be leveraged by NPTest to develop new technology and improved products and manufacturing processes. Credence expects to amortize the developed product technology on a straight-line basis over an average estimated life of 10 years.

Customer relationships formed by NPTest over several years and subsequent generations of test equipment technology represent opportunities to further increase the distribution of the combined entity’s products. Credence expects to amortize the fair value of these assets, on a straight-line basis over an average of 7 years.

NOTES TO UNAUDITED PRO FORMA

COMBINED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

OF CREDENCE SYSTEMS CORPORATION AND NPTEST HOLDING CORPORATION (continued)

Maintenance agreements represent existing service contacts pertaining to the product support services provided by NPTest on its hardware. Credence expects to amortize the fair value of these assets, on a straight-line basis over an average estimated life of 5 years.

Product backlog represents existing orders pertaining to the products provided by NPTest. Credence expects to amortize the fair value of these assets on a specific item basis which is likely to be completed within the upcoming year.

Of the total estimated purchase price, approximately $319.6 million has been allocated to goodwill. Goodwill represents the excess of the purchase price of an acquired business over the fair value of the underlying net tangible and intangible assets, in-process research and development, and deferred stock compensation.

In accordance with the SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill resulting from business combinations completed subsequent to June 30, 2001 will not be amortized but instead will be tested for impairment at least annually (more frequently if certain indicators are present). In the event that the management of the combined company determines that the value of goodwill has become impaired, the combined company will incur an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made.

Of the total estimated purchase price, a preliminary estimate of $7.6 million has been allocated to in-process research and development and will be charged to expense in the period during which the merger is completed. Due to its non-recurring nature, the in-process research and development expense has been excluded in the unaudited pro forma combined condensed consolidated statement of operations but is presented as a reduction of retained earnings in the pro forma balance sheet.

NPTest is currently developing features and projects for their products that qualify as in-process research and development in multiple product areas. Projects that qualify as in-process research and development represent those that have not yet reached technological feasibility and which have no alternative use. Technological feasibility is defined as being equivalent to completion of a beta-phase working prototype in which there is minimal remaining risk relating to the development.

NPTest’s current research and development projects are focused on developing new products, integration of new technologies, improving product performance and broadening features and functionalities. The principal research and development efforts of NPTest are directed within test system, software and service products. There is a risk that these developments and enhancements will not be competitive with other products using alternative technologies that offer comparable functionality.

The preliminary value assigned to in-process research and development was determined by considering the importance of each project to the overall development plan, estimating costs to develop the purchased in-process research and development into commercially viable products, estimating the resulting net cash flows from the projects when completed and discounting the net cash flows to their present value. The revenue estimates used to value the purchased in-process research and development were based on estimates of relevant market sizes and growth factors, expected trends in technology and the nature and expected timing of new product introductions by NPTest and its competitors.

The rates utilized to discount the net cash flows to their present value are based on NPTest’s weighted average cost of capital. The weighted average cost of capital was adjusted to reflect the difficulties and uncertainties in completing each project and thereby achieving technological feasibility, the percentage of

NOTES TO UNAUDITED PRO FORMA

COMBINED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

OF CREDENCE SYSTEMS CORPORATION AND NPTEST HOLDING CORPORATION (continued)

completion of each project, anticipated market acceptance and penetration, and market growth rates and risks related to the impact of potential changes in future target markets. Based on these factors, discount rates that range from 20%-22% were deemed appropriate for valuing the in-process research and development.

The estimates used in valuing in-process research and development were based upon assumptions believed to be reasonable but which are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate and unanticipated events and circumstances may occur. In addition, some projects that are currently in process may not be in process at completion of the merger and new projects may be started prior to completion of the merger that may be in process at the completion of the merger. Accordingly, actual results may vary from the projected results.

Of the total estimated purchase price, a preliminary estimate of $10 million has been allocated to deferred compensation and will be amortized to expense using the straight-line method over an average vesting period of approximately three and one half years, beginning in the period in which the merger is completed. The preliminary estimate was based on the aggregate intrinsic value (fair value less the exercise price) of the unvested stock options outstanding on February 23, 2004, using a Credence market value of the underlying stock price of $11.00 less the option exercise price.

2. Pro forma Adjustments

Pro forma adjustments are necessary to reflect the estimated purchase price, to adjust amounts related to NPTest’s net tangible and identifiable intangible assets to a preliminary estimate of their fair values, to reflect the amortization expense related to the estimated amortizable intangible assets and deferred compensation, to reflect changes in depreciation and amortization expense resulting from the estimated fair value adjustments to net tangible assets and to reflect the income tax effect related to the pro forma adjustments.

There are no intercompany balances or transactions between Credence and NPTest. Certain reclassifications have been made to conform NPTest’s historical amounts to Credence presentation.

The unaudited pro forma combined condensed consolidated financial statements do not include any adjustments for liabilities resulting from integration planning, as management of Credence and NPTest are in the process of making these assessments, and estimates of these costs are not currently known. However, liabilities ultimately will be recorded for severance or relocation costs related to NPTest employees, costs of vacating certain leased facilities of NPTest, or other costs associated with exiting activities of NPTest that would affect amounts in the pro forma financial statements and when recorded will result in an offsetting increase to goodwill. In addition, Credence may incur significant restructuring charges upon completion of the merger or in subsequent quarters for severance or relocation costs related to Credence employees, write-downs of inventories related to changes in product strategies, costs of vacating certain leased facilities of Credence, and other costs associated with exiting activities of Credence. When recorded, these Credence costs will be charged to operations and cost of good sold.

NOTES TO UNAUDITED PRO FORMA

COMBINED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

OF CREDENCE SYSTEMS CORPORATION AND NPTEST HOLDING CORPORATION (continued)

Notes to Unaudited Pro Forma Combined Condensed Consolidated

Balance Sheet of Credence Systems Corporation and NPTest Holding Corporation

As of January 31, 2004 (in thousands, except share and per share data)

The pro forma adjustments set forth in subsections (a) through (i) apply to the Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet of Credence Systems Corporation and NPTest Holding Corporation as of January 31, 2004 on page 136 of this document.

(a) To adjust for cash payable in exchange for NPTest common stock calculated by 39,986,572 NPTest shares outstanding multiplied by the $5.75 cash exchange ratio per share. Assumes the cash payable is partially funded by sale of short-term investments.

(b) To record the difference between the preliminary estimate of the fair value and the reported amount of NPTest’s inventory.

(c) To reclass NPTest net spares from inventory to property and equipment, net, consistent with Credence’s accounting presentation for spares.

(d) To reflect the establishment of deferred tax liabilities for book-tax basis differences on the increase in non-goodwill net intangible assets (see note (f) below), to adjust the net valuation allowance required to reflect deferred tax assets that are realizable under the “more likely than not” standard of FAS 109 upon the combination, and to otherwise adjust classification of deferred tax assets and liabilities upon the combination:

Current deferred tax assets	$(4,737)
Non-current deferred tax assets	(123)
Non-current deferred tax liabilities	(25,226)

Decrease in net deferred income tax assets	$(30,086)

(e) To reflect the preliminary estimate of goodwill net of NPTest historical goodwill:

Goodwill
Total goodwill per purchase price allocation	$ 319,582
Less: NPTest Historical	(8,649)

Increase in net goodwill	$ 310,933

(f) To reflect the preliminary estimate of fair value of amortizable intangible assets excluding in-process research and development and NPTest historical amortizable intangible assets:

Other Purchased Intangibles
Developed product technology	$84,700
Customer relationships	13,800
Maintenance agreements	14,700
Product backlog	8,100

Total per purchase price allocation	121,300
Less: NPTest Historical	(17,243)

Increase in net intangible assets	$104,057

NOTES TO UNAUDITED PRO FORMA

COMBINED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

OF CREDENCE SYSTEMS CORPORATION AND NPTEST HOLDING CORPORATION (continued)

(g) To reflect the estimated direct transaction costs of $12,500, and to reflect estimated fair value of pre-acquisition liability relating to Schlumberger contingent payment obligation of $24,900.

(h) To reflect the preliminary estimate of the fair value of Credence legal performance obligations under NPTest’s support contracts, eliminating historical amounts of NPTest’s deferred revenue that do not represent a legal performance obligation.

(i) To reflect adjustments to stockholders’ equity:

Stockholders’ equity:
To record the estimated value of Credence shares to be issued and NPTest options to be assumed in the transaction	$414,546
To eliminate NPTest’s historical common stock, additional paid-in-capital and retained earnings	(275,510)
To record deferred compensation per purchase price allocation	(9,958)
To record the preliminary estimate of the fair value of in-process research and development	(7,600)

Total adjustment to stockholders’ equity	$121,478

Notes to Unaudited Pro Forma Combined Condensed Consolidated

Statement of Operations of Credence Systems Corporation and NPTest Holding Corporation

For the Year Ended October 31, 2003

(amount in thousands, except per share amounts)

The pro forma adjustments set forth in subsections (j) through (n) apply to the Unaudited Pro Forma Combined Condensed Consolidated Statement of Operations of Credence Systems Corporation and NPTest Holding Corporation for the year ended October 31, 2003 on page 137 of this document.

(j) To eliminate amortization of NPTest intangibles.

(k) To adjust for intangible and deferred compensation amortization of $24,800 resulting from the preliminary estimated purchase price allocation.

(l) To reduce estimated investment income due to lower cash/investment balances as a result of the cash payment by Credence of $5.75 per NPTest common share outstanding, at an assumed interest rate of 1%.

(m) To remove NPTest income tax benefit based on projected operating results of the combined entity as it relates to the combined company’s ability to realize the net tax assets.

(n) The pro forma combined basic and diluted net loss per share are based on the weighted average number of shares of Credence common stock outstanding and pro forma weighted average number of NPTest common stock multiplied by the exchange ratio.

NOTES TO UNAUDITED PRO FORMA

COMBINED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

OF CREDENCE SYSTEMS CORPORATION AND NPTEST HOLDING CORPORATION (continued)

Notes to Unaudited Pro Forma Combined Condensed Consolidated

Statement of Operations of Credence Systems Corporation and NPTest Holding Corporation

For the Quarter Ended January 31, 2004

(amount in thousands, except per share amounts)

The pro forma adjustments set forth in subsections (o) through (s) apply to the Unaudited Pro Forma Combined Condensed Consolidated Statement of Operations of Credence Systems Corporation and NPTest Holding Corporation for the quarter ended January 31, 2004 on page 138 of this document.

(o) To eliminate amortization of NPTest intangibles.

(p) To adjust for intangible and deferred compensation amortization of $6,200 resulting from the preliminary estimated purchase price allocation.

(q) To reduce estimated investment income due to lower cash/investment balances as a result of the cash payment by Credence of $5.75 per NPTest common share outstanding, at an assumed interest rate of 1%.

(r) To remove NPTest income tax benefit based on projected operating results of the combined entity as it relates to the combined company’s ability to realize the net tax assets.

(s) The pro forma combined basic and diluted net loss per share are based on the weighted average number of shares of Credence common stock outstanding and pro forma weighted average number of NPTest common stock multiplied by the exchange ratio.

NPTEST HOLDING CORPORATION

UNAUDITED PRO FORMA COMBINED

CONDENSED FINANCIAL STATEMENTS

Standalone NPTest unaudited pro forma financial statements are presented to provide further detail supporting the NPTest pro forma statements of operations data included for use in the Unaudited Pro Forma Combined Condensed Consolidated Statements of Operations of Credence and NPTest. Within this set of standalone NPTest unaudited pro forma financial statements, the column titled “pro forma” represents the statement of operations of NPTest, as if the acquisition of NPTest Inc. by NPTest and the related financing occurred on January 1, 2003 with the non-recurring expenses directly associated with the transaction being eliminated. The pro forma financial statements, also in the column titled “pro forma as adjusted,” present the statement of operations of NPTest as if both the above referenced acquisition and the December 2003 initial public offering of NPTest occurred on January 1, 2003 with all expenses related to the financing of the above referenced acquisition being eliminated, as this financing was repaid with proceeds from, or converted into common stock at the time of, the initial public offering.

NPTest was incorporated on June 20, 2003 for the purpose of acquiring NPTest, Inc. from Schlumberger Limited and did not have any operations prior to July 29, 2003. The Unaudited Pro Forma Combined Condensed Financial Information of NPTest for all periods prior to July 29, 2003 has been prepared based on the combined financial statements of NPTest, Inc., predecessor to NPTest, as presented herein. Financial information for all periods after July 29, 2003 is derived from consolidated financial information of NPTest, as included herein. The column titled “pro forma” of the Unaudited Pro Forma Combined Condensed Financial Information gives pro forma effect to the acquisition of NPTest, Inc. and financing related thereto as if it had occurred at January 1, 2003. It therefore gives effect to (i) the issuance of $40.0 million of NPTest common stock; (ii) the gross proceeds of $75.0 million resulting from a senior term loan; (iii) the issuance of convertible mandatory redeemable Series A Preferred Stock for gross proceeds of $68.0 million; (iv) the issuance of mandatory redeemable Series A Preferred Stock of a subsidiary company, NPTest Capital Corporation, for gross proceeds of $50.0 million; and (v) the acquisition of NPTest, Inc. from Schlumberger Limited for approximately $222.0 million.

The column titled “pro forma as adjusted” gives further effect to (i) the application of the net proceeds from the December 2003 sale of the shares of common stock in the initial public offering of NPTest, after deducting underwriting discounts and expenses, to repay the $75.0 million senior term loan, to redeem $20.75 million of the outstanding mandatory redeemable Series A Preferred Stock of a subsidiary company, NPTest Capital Corporation, and to make a one-time payment of $5.0 million to Francisco Partners (the majority shareholder of NPTest) in consideration for the termination of certain obligations to Francisco Partners; (ii) the exchange immediately prior to completion of the NPTest initial public offering, at $12.00 per share of common stock, of all remaining shares of mandatory redeemable Series A Preferred Stock of a subsidiary company NPTest Capital Corporation held by another subsidiary company NPTest Holding, LLC for shares of common stock, and (iii) the exchange immediately prior to completion of the initial public of all the outstanding shares of convertible mandatory redeemable Series A Preferred Stock held by NPTest Holding, LLC for shares of common stock at $4.09216 per share, the conversion price of the preferred stock.

The unaudited pro forma adjustments, which are based upon available information and upon assumptions that management believes are reasonable, are described in the accompanying notes. The Unaudited Pro Forma Combined Condensed Financial Information is for informational purposes only and does not purport to represent what the financial position or results of operations of NPTest would actually have been had the acquisition and related financing and the offering occurred as of the dates indicated, nor does the Unaudited Pro Forma Combined Condensed Financial Information purport to project the of the results of NPTest for any future period.

The Unaudited Pro Forma Combined Condensed Financial Information should be read in conjunction with the combined financial statements of NPTest, Inc. for the period ended July 29, 2003, and the consolidated financial statements of NPTest at December 31, 2003 and for the period from inception to December 31, 2003, included herein.

NPTest Holding Corporation

Unaudited Proforma Combined Condensed Statement of Operations

for the year ended December 31, 2003

(in thousands, except per share data)

	NPTest Holding (Inception to December 31, 2003)		NPTest, Inc. (Predecessor) Jan. 1 to Jul. 29, 2003	Adjustments for the Acquisitions and the Financing		Pro Forma	Adjustments for the Initial Public Offering		NPTest Holding Corporation Pro Forma As Adjusted
Net revenue
Products	$72,207		$90,935	$—		$163,142	$—		$163,142
Services	28,986		38,935	—		67,921	—		67,921

Total net revenue	101,193		129,870	—		231,063	—		231,063
Cost of net revenue
Products	49,749	(t)	54,834	27	(aa)	104,610	—		104,610
Services	17,327		25,795	—		43,122	—		43,122
Amortization of identifiable intangible assets	8,058	(u)	—	3,884	(ab)(ac)	11,942	—		11,942

Total cost of net revenue	75,134		80,629	3,911		159,674	—		159,674
Gross margin	26,059		49,241	(3,911)		71,389	—		71,389
Operating expenses:
Research and development	18,590		29,017	—		47,607	—		47,607
In-process research and development	5,000	(v)	—	(5,000	)(ad)	—	—		—
Selling, general and administrative	26,313	(w)	27,877	1,236	(ae)	55,023	(7,000	)(al)	48,023
				149	(af)
				(552	)(ag)

Total operating expenses	49,903		56,894	(4,167)		102,630	(7,000)		95,630
Operating income (loss)	(23,844)		(7,653)	256		(31,241)	7,000		(24,241)
Interest income and other income (expense), net	(6,824	)(x)	(473)	(1,172	)(ah)	(8,469)	7,525	(am)	(944)
Mandatory redeemable preferred dividend	(3,031	)(y)	—	(2,301	)(ai)	(5,332)	5,332	(an)	—

Income (loss) before income taxes	(33,699)		(8,126)	(3,217)		(45,042)	19,857		(25,185)
Income tax benefit (expense)	10,473		4,355	1,446	(aj)	16,274	(5,437	)(aj)	10,837

Net income (loss)	(23,226)		(3,771)	(1,771)		(28,768)	14,420		(14,348)

Preferred stock dividends	54,528	(z)	—	3,501	(ak)	58,029	(58,029	)(ao)	—

Net income (loss) attributable to common shareholders	$(77,754)		$(3,771)	$(5,272)		$(86,797)	$72,449		$(14,348)

Net loss per share attributable to common stockholders
Basic									(0.36	)(ap)
Diluted									(0.36	)(ap)
Number of shares used in computing per share amounts
Basic									39,987	(ap)

Diluted									39,987	(ap)

See accompanying notes to unaudited proforma combined condensed financial statements.

NPTest Holding Corporation

Unaudited Proforma Combined Condensed Statement of Operations

for the 3 Months ended December 31, 2003

(in thousands)

	NPTest Holding Oct 1 to December 31 2003		Adjustments for the Initial Public Offering		NPTest Holding Corporation Pro Forma As Adjusted
Net revenue
Products	$37,918		$—		$37,918
Services	17,093		—		17,093

Total net revenue	55,011		—		55,011
Cost of net revenue
Products	27,944	(aq)	—		27,944

Services	9,996		—		9,996
Amortization of identifiable intangible assets	5,266	(ar)	—		5,266

Total cost of net revenue	43,206		—		43,206
Gross margin	11,805		—		11,805
Operating expenses:
Research and development	10,316		—		10,316
In-process research and development	—		—		—
Selling, general and administrative	18,020	(as)	(5,419	)(aw)	12,601

Total operating expenses	28,336		(5,419)		22,917
Operating income (loss)	(16,531)		5,419		(11,112)
Interest income and other income (expense), net	(5,958	)(at)	5,720	(ax)	(238)
Mandatory redeemable preferred dividend	(2,318	)(au)	2,318	(ay)	—

Income (loss) before income taxes	(24,807)		13,457		(11,350)
Income tax benefit (expense)	8,982		(4,152	)(az)	4,830

Net income (loss)	(15,825)		9,305		(6,520)

Preferred stock dividends	53,072	(av)	(53,072	)(ba)	—

Net income (loss) attributable to common shareholders	$(68,897)		$62,377		$(6,520)

Net loss per share attributable to common stockholders
Basic					(0.16	)(bb)
Diluted					(0.16	)(bb)
Number of shares used in computing per share amounts
Basic					39,987	(bb)
Diluted					39,987	(bb)

See accompanying notes to unaudited proforma combined condensed financial statements.

NOTES TO NPTEST UNAUDITED PRO FORMA

COMBINED CONDENSED FINANCIAL STATEMENTS

Notes to NPTest Unaudited Pro Forma

Combined Condensed Statement of Operations

For the Year Ended December 31, 2003

(amount in thousands, except per share amounts)

For further discussion of the NPTest, Inc. acquisition from Schlumberger, the computation of the total purchase price and the allocation of the purchase price to the assets acquired and liabilities assumed, refer to Note 3 of the consolidated financial statements of NPTest included herein.

(t) Includes $4,484 in increased cost of product revenue resulting from the write-up to fair value of inventory and $95 in increased depreciation of property plant and equipment, as a result of the acquisition of NPTest, Inc. on July 29, 2003.

(u) Includes amortization of backlog, developed technologies and customer relationships of $7,116, $851 and $91, respectively, arising out of the acquisition of NPTest, Inc. on July 29, 2003.

(v) Includes $5,000 expense related to in-process research and development arising out of the acquisition of NPTest, Inc. on July 29, 2003.

(w) Includes $104 in increased depreciation of property plant and equipment, a $300 credit for transition services provided to Schlumberger and $5,764 for charges related to amounts due to Francisco Partners under the advisory agreement, each resulting from the acquisition of NPTest, Inc. on July 29, 2003.

(x) Includes $6,353 in interest expense and amortization of deferred financing costs for the senior term loan that was incurred as part of the financing of the acquisition of NPTest, Inc. on July 29, 2003.

(y) Represents dividend and accretion of issuance costs for the mandatory redeemable preferred stock issued by a subsidiary, NPTest Capital Corporation. This preferred stock was issued as part of the financing of the acquisition of NPTest, Inc. on July 29, 2003.

(z) Represents dividends and accretion of both the issuance costs and the beneficial conversion feature for the convertible mandatory redeemable preferred stock issued as part of the financing of the acquisition of NPTest, Inc. on July 29, 2003.

(aa) To record the increase to depreciation of Property Plant and Equipment to reflect the purchase accounting adjustments through the full fiscal year.

(ab) The adjustment includes a $1,300 charge to record additional amortization of developed technologies and customer relationships to reflect the purchase accounting adjustments through the full fiscal year. Amortization of identifiable intangible assets resulting from the acquisition, during the period ended December 31, 2003 is already included in NPTest actual results for this period.

(ac) To record the increased backlog amortization of $2,584 to reflect the purchase accounting adjustments through the full fiscal year.

(ad) To eliminate $5,000 of expense related to in-process research and development, arising out of the acquisition of NPTest, Inc., that is included in the actual results of NPTest for the period ended December 31, 2003, as this represents a non-recurring charge directly related to the acquisition.

(ae) To record amounts payable to Francisco Partners for advisory services following the acquisition as if the advisory fee relationship had been in place at the beginning of the year. The advisory fee is payable based on the greater of $2,000 per year or 0.6% of our combined annual revenue for the last twelve months. Such fees accrued during the period from the date of the acquisition through the date of the initial public offering, December 16, 2003, are already included in NPTest actual results for the period ended December 31, 2003. Under the terms of the advisory agreement, fees to Francisco Partners were terminated at the time of the initial public offering.

NOTES TO NPTEST UNAUDITED PRO FORMA

COMBINED CONDENSED FINANCIAL STATEMENTS (continued)

(af) To record the increase to depreciation of Property Plant and Equipment to reflect the purchase accounting adjustments through the full fiscal year.

(ag) To record future payments to be received from Schlumberger for services provided under the transition services agreement at the rate of $89 per month. This was partially offset by future payments to be paid to Schlumberger for services received under the transition services agreement at the rate of $10 per month. Transition services during the period from the date of the acquisition through December 31, 2003 are already included in NPTest actual results for the same period.

(ah) To record $1,172 of additional interest expense resulting from the borrowing of $75,000 senior term loan at the beginning of the fiscal year. Such borrowing bore interest at the current Fed Funds or the Euro LIBOR rates plus a margin. For purposes of the adjustment, we have assumed a rate of 2.61% per annum which was the actual rate charged during the last quarter of 2003. Interest expense and amortization of deferred financing costs during the period from July 30 to December 16, 2003, the date when the instrument was repaid, are already included in NPTest actual results for the period ended December 31, 2003.

(ai) To record dividends as interest expense on the mandatory redeemable preferred stock of NPTest Capital Corporation as if the preferred stock was outstanding since the beginning of the year. Dividends and accretion costs during the period July 30 to December 16, 2003 are already included in NPTest actual results for the period ended December 31, 2003.

(aj) Following NPTest’s acquisition from Schlumberger, NPTest became subject to U.S. taxation due to its incorporation in Delaware. As a result, the tax provision (benefit) computed for adjustments for purchase accounting includes incremental U.S. tax on income earned by foreign subsidiaries from selling their products and services outside each such subsidiary’s country of incorporation. The adjustments for purchase accounting were tax effected based on statutory tax rates of the respective countries that were impacted by the gross adjustments and to record additional tax expense on additional advisory fee expense. The adjustments for NPTest’s initial public offering represent the elimination of the portion of the tax benefits resulting from the elimination of advisory fees expense and interest expense on the senior term loan.

(ak) To record additional dividends on the convertible mandatory redeemable preferred stock issued by NPTest as if the preferred stock was outstanding since the beginning of the year. Dividends and accretion costs during the period from July 30 to December 16, 2003 are already included in NPTest actual results for the period ended December 31, 2003.

(al) To eliminate the $2,000 annual advisory fee payable to Francisco Partners because under the amended advisory agreement, upon completion of NPTest’s initial public offering, such fees ceased. In addition, the adjustment eliminates $5,000 paid to Francisco Partners at the time of the initial public offering because the expense is considered to be non-recurring in nature and is directly related to the transaction.

(am) To eliminate interest expense and amortization of deferred financing costs resulting from the $75,000 senior term loan that was repaid in full from the proceeds of the initial public offering.

(an) To eliminate preferred dividends and accretion of issuance costs for the mandatory redeemable preferred stock and the convertible mandatory redeemable preferred stock which were either repaid or exchanged for common stock of NPTest at the time of the initial public offering.

(ao) To eliminate preferred dividends, accretion of issuance costs and Beneficial Conversion Feature for the convertible mandatory redeemable preferred stock which were exchanged for common stock of NPTest at the time of the initial public offering.

(ap) Weighted average shares used in calculating earnings per share represent the shares issued on NPTest formation and issued to finance the acquisition of NPTest, Inc., the shares issued in the initial public offering, and the shares issued on conversion of preferred stock at the time of the initial public offering, as if such shares had been issued at the beginning of the year.

NOTES TO NPTEST UNAUDITED PRO FORMA

COMBINED CONDENSED FINANCIAL STATEMENTS (continued)

Notes to NPTest Unaudited Pro Forma

Combined Condensed Statement of Operations

For the Quarter Ended December 31, 2003

(amount in thousands, except per share amounts)

(aq) Includes $1,611 in increased cost of product revenue resulting from the write-up to fair value of inventory and $87 in increased depreciation of property plant and equipment, as a result of the acquisition of NPTest, Inc. on July 29, 2003.

(ar) Includes amortization of backlog, developed technologies and customer relationships of $4,708, $504 and $54, respectively, arising out of the acquisition of NPTest, Inc. on July 29, 2003.

(as) Includes $63 in increased depreciation of property plant and equipment, a $180 credit for transition services provided to Schlumberger and $5,419 for charges related to amounts due to Francisco Partners under the advisory agreement, each resulting from the acquisition of NPTest, Inc. on July 29, 2003.

(at) Includes $5,720 in interest expense and amortization of deferred financing costs for the senior term loan that was incurred as part of the financing of the acquisition of NPTest, Inc. on July 29, 2003.

(au) Represents dividend and accretion of issuance costs for the mandatory redeemable preferred stock issued by a subsidiary, NPTest Capital Corporation. This preferred stock was issued as part of the financing of the acquisition of NPTest, Inc. on July 29, 2003.

(av) Represents dividends and accretion of both the issuance costs and the beneficial conversion feature for the convertible mandatory redeemable preferred stock issued as part of the financing of the acquisition of NPTest, Inc. on July 29, 2003.

(aw) To eliminate the portion of the $2,000 annual advisory fee expense charged in the period, because under the amended advisory agreement, upon completion of the initial public offering, such fee ceased. In addition, the adjustment eliminates $5,000 paid to Francisco Partners at the time of our initial public offering because the expense is considered non-recurring in nature and is directly related to the transaction.

(ax) To eliminate interest expense and amortization of deferred financing costs resulting from the $75,000 senior term loan that was repaid in full from the proceeds of our initial public offering.

(ay) To eliminate preferred dividends and accretion of issuance costs for the mandatory redeemable preferred stock which were either repaid or exchanged for common stock of NPTest Holding Corporation at the time of our initial public offering.

(az) To eliminate the portion of the tax benefits resulting from elimination of advisory fees expense and interest expense on the senior term loan.

(ba) To eliminate preferred dividends, accretion of issuance costs and Beneficial Conversion Feature for the convertible mandatory redeemable preferred stock which was exchanged for common stock of NPTest Holding Corporation at the time of the offering.

(bb) Weighted average shares used in calculating earnings per share represent the shares outstanding during the period, plus the shares issued in the initial public offering, and the shares issued on the conversion of preferred stock at the time of the initial public offering, as if such shares had been outstanding at the beginning of the period.

COMPARATIVE RIGHTS OF CREDENCE STOCKHOLDERS AND NPTEST STOCKHOLDERS

Set forth below on the following pages is a summary comparison of material differences between the rights of Credence stockholders under Credence’s amended and restated certificate of incorporation (“Credence’s certificate of incorporation”) and amended and restated bylaws (“Credence’s bylaws”), and NPTest stockholders under NPTest’s amended and restated certificate of incorporation (“NPTest’s certificate of incorporation”) and amended and restated bylaws (“NPTest’s bylaws”). This summary is not an exhaustive or complete description of the similarities and differences between the rights of Credence stockholders and NPTest stockholders, and is qualified in its entirety by reference to the Delaware General Corporation Law, the common law thereunder, the full text of Credence’s certificate of incorporation and bylaws, and the full text of NPTest’s certificate of incorporation and bylaws. While Credence and NPTest believe the description covers the material differences between the two, this summary may not contain all the information that is important to you. You should carefully review this entire document and the other documents referred to for a more complete understanding of the differences between being a stockholder of Credence and being a stockholder of NPTest. Copies of these documents may be obtained as described under “Where You Can Find More Information” on page 165 of this document.

Summary of Material Differences Between Current Rights of NPTest Stockholders and Rights Those Stockholders Will Have as Credence Stockholders Following the Merger

Credence	NPTest
GENERAL

•      Credence is a Delaware corporation and a public company subject to the provisions of the General Corporation Law of the State of Delaware.

•      The rights of Credence stockholders are governed by Credence’s certificate of incorporation and bylaws, in addition to Delaware Law.

•      Upon completion of the merger, the Credence certificate of incorporation and bylaws will be the same in all respects as the present documents, except that the certificate of incorporation will authorize non-voting convertible stock.

•      NPTest is a Delaware corporation and a public company subject to the provisions of the General Corporation Law of the State of Delaware.

•      The rights of NPTest stockholders are governed by NPTest’s certificate of incorporation and bylaws, in addition to Delaware Law.

•      Upon completion of the merger, NPTest stockholders will become Credence stockholders and their rights will be governed by the Delaware General Corporation Law, Credence’s certificate of incorporation and bylaws.

AUTHORIZED SHARES OF CAPITAL STOCK

•      At the closing, the authorized capital stock of Credence will consist of:

•      150,000,000 shares of Credence common stock, with a par value of $0.001 per share, and

•      1,000,000 shares of preferred stock, with a par value of $0.001 per share, of which 270,000 shares of series A junior participating preferred stock have been authorized in connection with Credence’s stockholder rights plan and of which 210,000 shares of non-voting convertible stock will be authorized in connection with the merger.

•      The authorized capital stock of NPTest consists of:

•      75,000,000 shares of NPTest common stock, with a par value of $0.001 per share, and

•      5,000,000 million shares of preferred stock, with a par value of $0.001 per share.

•      Credence’s board of directors currently has the authority, without further action by Credence stockholders, to issue all of the authorized shares of Credence preferred stock in one or more series and to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series.

•      NPTest’s board of directors currently has the authority, without further action by NPTest stockholders, to issue all of the authorized shares of NPTest preferred stock in one or more series and to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series.

VOTING RIGHTS

•      Each outstanding share of Credence common stock is entitled to one vote on each matter submitted to a vote of the stockholders of Credence.

•      Shares of Credence common stock are not entitled to any cumulative voting rights.

•      The shares of Credence non-voting convertible stock will not be entitled to vote, except on amendments to the certificate of incorporation that would adversely affect the holders of such stock.

•      Each outstanding share of NPTest common stock is entitled to one vote on each matter submitted to a vote of the stockholders of NPTest.

•      Shares of NPTest common stock are not entitled to any cumulative voting rights.

LIQUIDATED PREFERENCES

• Credence common stock has no liquidation preference. • Credence non-voting convertible stock will be entitled a liquidation preference of $0.001 per share.	• NPTest common stock has no liquidation preference.

CONVERSION RIGHTS

• Shares of Credence common stock are not convertible. • Credence non-voting convertible stock is convertible into 0.008 shares of Credence common stock at the option of the holder.	• Shares of NPTest common stock are not convertible.

RESTRICTIONS ON TRANSFER

• None.	• Parties to NPTest’s Stockholders’ Agreement are prohibited from transferring their securities of NPTest without prior written consent of NPTest and NPTest Holding, LLC.

AMENDMENT OF GOVERNING DOCUMENTS

Certificate of Incorporation

•      Delaware law requires a vote of the corporation’s board of directors followed by the affirmative vote of a majority of the outstanding stock entitled to vote and the vote of a majority of the outstanding stock of each class entitled to vote for any amendment to the certificate of incorporation, unless a greater level of approval is required by the certificate of incorporation.

•      In accordance with Delaware law, the holders of the outstanding shares of a class shall be entitled to vote as a class upon a proposed amendment, if the amendment would:

•      increase or decrease the aggregate number of authorized shares of such class;

•      increase or decrease the par value of the shares of such class; or

•      alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely.

• Credence’s certificate of incorporation does not require a greater level of approval for amendment to the certificate of incorporation.

•      NPTest’s certificate of incorporation does not require a greater level of approval for amendment to the certificate of incorporation.

•      NPTest’s certificate of incorporation prohibits any amendment reducing or eliminating rights with respect to indemnification in Article 8 of the certificate of incorporation.

•      NPTest’s Stockholders’ Agreement states that as long as NPTest Holding, LLC owns 25% or more of the outstanding capital stock of NPTest, the company may not amend its certificate of incorporation without the prior written consent of NPTest Holding, LLC.

Bylaws

•      Delaware law also states that the power to adopt, amend or repeal the bylaws of a corporation is vested in the stockholders entitled to vote provided that the corporation in its certificate of incorporation may confer such power on the board of directors in addition to the stockholders.

• Credence’s certificate of incorporation expressly authorizes the board of directors to make, alter, amend, repeal, or rescind the Credence bylaws

•      NPTest’s certificate of incorporation expressly authorizes the board of directors to adopt, amend or repeal the NPTest bylaws.

•      NPTest’s Stockholders’ Agreement states that as long as NPTest Holding, LLC owns 25% or more of the outstanding capital stock of NPTest, the company may not amend its bylaws without the prior written consent of NPTest Holding, LLC.

DIRECTORS

Number of Directors

•      The number of directors shall be fixed from time to time by a bylaw or amendment thereof duly adopted by the board of directors.

•      The current number of directors is 7.

•      If the merger is completed, the Credence bylaws will be amended to increase the number of directors from 7 to 9.

•      The number of directors must be no fewer than 2 and no more than 9, with the actual number to be fixed from time to time by resolution of the board.

•      The current number of directors is 5, at least a majority of whom are elected by NPTest Holding, LLC, according to the terms of NPTest’s Stockholders’ Agreement.

Classified Board of Directors

• The board of directors is divided into three classes, each as nearly equal in number as possible, with one class being elected annually to a three-year term.	• NPTest’s certificate of incorporation and bylaws do not provide for a classified board of directors.

Nominations of Directors

• Credence’s certificate of incorporation and bylaws contain no restrictions on nominations for directors by stockholders.

•      NPTest’s certificate of incorporation and bylaws contain no restrictions on nominations for directors by stockholders.

•      NPTest’s Stockholders’ Agreement provides that NPTest Holding, LLC has the right to nominate for election a majority of the members the board of directors. If NPTest Holding, LLC holds less than 25% of NPTest common stock, its right to nominate directors will be reduced so that it will have a right to nominate one-fourth of the members of the board, rounded up to the nearest whole number of members; if NPTest Holding, LLC holds less than 20% of NPTest common stock, its right will be reduced to nominate one-fifth of the members, rounded up to the nearest whole number of members; if NPTest Holding, LLC holds less than 10% of common stock, its right will be reduced to nominate one-tenth of the members, rounded up to the nearest whole number of members; and such right will terminate completely when its beneficial ownership falls below 5%.

Removal of Directors

• Under Credence’s bylaws, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of shares entitled to vote at an election of directors.

•      Under NPTest’s bylaws, except as provided in the Stockholders’ Agreement, any NPTest director or the entire board of directors may be removed, with or without cause, at any time by the affirmative vote of the majority of NPTest outstanding capital stock holders entitled to vote at any election of directors. The Stockholders’ Agreement provides that for a dismissal of any chairman of the board of directors, approval of a majority of the designees of NPTest Holding, LLC is needed.

Vacancies on the Board of Directors

•      A vacancy occurring on the Credence board, including a vacancy resulting from an increase in the number of directors, may be filled by a vote of the majority of the board of directors then in office, although less than a quorum. A director chosen in this manner shall hold office until the next election of the class for which he or she shall have been chosen, or until his or her successor shall be elected and qualified.

•      If there are no directors in office, then an election of directors may be held in the manner provided by Delaware law.

•      A vacancy occurring on the NPTest board, including a vacancy resulting from an increase in the number of directors, may be filled by a vote of the majority of the board of directors then in office, although less than a quorum, or by a sole remaining director. Each director so chosen shall hold office until his successor is elected and qualified, or until his earlier death, resignation or removal.

•      If there are no directors in office, then an election of directors may be held in the manner provided by Delaware law.

Fiduciary Duties

•      Directors of corporations organized under the laws of Delaware are charged with fiduciary duties to the corporation and its stockholders.

•      The fiduciary duties of directors include a duty of care and a duty of loyalty:

•      under Delaware law, the duty of care requires generally that directors act in an informed and deliberate manner, such that they exercise informed business judgment.

•      under Delaware law, the duty of loyalty requires generally that directors act in good faith and in the best interests of the corporation.

Action by the Board

• Credence’s amended and restated bylaws provide that the act of a majority of Credence’s directors present at any meeting at which there is a quorum shall be the act of its board of directors.

•      NPTest’s bylaws limit the ability of the company to engage in certain corporate actions without the affirmative approval of the board of directors, including the affirmative approval of a majority of the designees of NPTest Holding, LLC appointed pursuant to Section 2.01(a) of the Stockholders’ Agreement. These actions include: mergers, acquisitions or certain sales of assets; any liquidation, dissolution or bankruptcy; issuance of securities; determination of compensation and benefits for the chief executive officer and chief financial officer; appointment or dismissal of any chairman of the board of directors, chief executive officer, chief financial officer or any other executive officer in any similar capacity; amendments to the Stockholders’ Agreement or exercise or waiver of rights under the Stockholders’ Agreement; amendments to the certificate of incorporation or bylaws; any increase or decrease in the number of directors that compromise the board; the declaration of dividends or other distributions; any incurrence or refinancing of indebtedness in excess of $10 million; approval of business plan, budget and strategy; and modification of long-term business strategy. All of the provisions of the Stockholders’ Agreement are expressly subject to any requirements as to governance imposed by the rules of the SEC, the Nasdaq National Market or any other exchange on which NPTest securities are listed.

•      NPTest’s Stockholder’s Agreement provides that all actions of the board shall require (i) the affirmative vote of at least a majority of the directors present at a duly convened meeting of the board at which a quorum is present, or (ii) the unanimous written consent of the board, provided that, if there is a vacancy on the board and an individual has been nominated to fill such vacancy, the first order of business shall be to fill such vacancy.

Limitation of Personal Liability of Directors

•      Credence’s certificate of incorporation provides that a director of Credence shall not be personally liable to Credence or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to Credence or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the General Corporation Law of the State of Delaware, or (d) for any transaction from which the director derived any improper personal benefit.

•      NPTest’s certificate of incorporation provides that directors shall not be liable to NPTest or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware Law.

•      NPTest and its stockholders, through stockholder derivative suits on behalf of NPTest, may not recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except in certain situations. The provision does not limit or eliminate the rights of NPTest or any stockholder to seek non-monetary relief such as an injunction or rescission upon breach of a director’s duty of care. This provision is consistent with section 102(b)(7) of the Delaware General Corporation Law, which is designed, among other things, to encourage qualified individuals to serve as directors of Delaware corporations.

Indemnification

•      Under Delaware law, a corporation may indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a third-party action, suit or proceeding, other than a derivative action, and against expenses actually and reasonably incurred in the defense or settlement of a derivative action, provided that there is a determination that the individual acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of the corporation. Such determination will be made: (1) by a majority of the disinterested directors, even though less than a quorum; (2) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum; (3) by independent legal counsel; or (4) by a majority vote of the stockholders, at a meeting at which a quorum is present.

•      Delaware law requires indemnification of directors and officers for expenses relating to a successful defense on the merits or otherwise of a derivative or third-party action. Without court approval, however, no indemnification may be made in respect of any derivative action in which such individual is adjudged to be liable to the corporation.

•      Delaware law permits a corporation to advance expenses relating to the defense of any proceeding to directors and officers contingent upon such individuals’ commitment to repay any advances if it is ultimately determined that such individuals are entitled to be indemnified. Under Delaware law, the rights to indemnification and advancement of expenses provided in the law are not exclusive of any rights to which any person may be entitled under any bylaw or agreement with the corporation.

•      Credence’s certificate of incorporation provides that the corporation shall indemnify its directors, officers, employees or agents for any liability incurred in their official capacity to the maximum extent permissible under Delaware Law.

•      NPTest’s certificate of incorporation provides that the corporation shall indemnify its directors and officers, for any liability incurred in their official capacity to the maximum extent permissible under Delaware Law.

•      NPTest’s certificate of incorporation provides that the corporation may, by action of the board of directors, indemnify employees and agents of the corporation to such extent and to such effect as the board of directors may determine to be appropriate and authorized by Delaware Law.

Interested Director Transactions

•      Under Delaware Law, no contract or transaction that is:

•      between a corporation and one or more of its directors or officers,

•      between a corporation and another firm in which one or more of the corporation’s directors or officers are directors or officers, or

•      between a corporation and another firm in which one or more of the corporation’s directors or officers have a material financial interest is void or voidable solely because there is the relationship or interest, because the director or officer is present at or participates in the meeting of the board or committee that authorizes the contract or transaction or because the director’s or officer’s vote was counted for this purpose, if one or more of the following is true:

•      if the material facts of the contract or transaction and the director’s or officer’s relationship or interest are disclosed to or known by the board of directors or a committee of the board, and the board or the committee authorizes the contract or transaction by an affirmative vote of the majority of the disinterested directors (even though these directors are less than a quorum),

•      if the material facts of the contract or transaction and the director’s or officer’s relationship or interest are disclosed to or known by the stockholders entitled to vote on the matter and they specifically approve in good faith the contract or transaction, or

•      if the contract or transaction is fair to the corporation.

STOCKHOLDERS

Special Meetings of Stockholders

•      Credence’s bylaws provide that special meetings of the stockholders may be called at any time by:

•      a majority of the Credence board of directors;

•      the Credence president; or

•      the holders of 10% or more of the then issued and outstanding shares of capital stock of Credence entitled to vote at the meeting.

•      NPTest’s bylaws provide that special meetings of the stockholders may be called at any time by:

•      the NPTest board of directors;

•      the NPTest Chairman of the board of directors; or

•      the Secretary at the request in writing of at least two members of the board of directors.

Stockholder Inspection of Books and Record

•      Delaware law permits any stockholder, upon written demand under oath stating the purpose, to inspect the corporation’s stock ledger, a list of its stockholders, and its other books and records, for any proper purpose during the usual hours for business.

•      Pursuant to Credence’s bylaws, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least 10 days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

• Except the inspection rights under Delaware law, NPTest’s certificate of incorporation and bylaws contain no provisions on stockholder inspection of books and records.

Stockholder Proposal Procedures, Advance Notice and Record Date

•      Notice of a special meeting must state the place, date and hour of the special meeting, and the purpose or purposes for which the special meeting is called.

•      Credence’s bylaws require that, whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting be given to each stockholder who is entitled to vote at the meeting not less than 10 days nor more than 60 days prior to the meeting date.

•      Delaware law and Credence’s bylaws permit the board of directors to fix, in advance, the record date for the purpose of determining the stockholders entitled to notice of or to vote at any meeting of stockholders; which shall not be more than 60 days nor less than 10 days prior to the date of the meeting, nor more than 60 days prior to any other action.

•      Notice of a special meeting must state the purpose or purposes of the proposed meeting.

•      NPTest’s bylaws require that, whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting be given to each stockholder who is entitled to vote at the meeting not less than 10 days nor more than 60 days prior to the meeting date.

•      Delaware law and NPTest’s bylaws permit the board of directors to fix, in advance, the record date for the purpose of determining the stockholders entitled to notice of or to vote at any meeting of stockholders; which shall not be more than 60 days nor less than 10 days prior to the date of the meeting, nor more than 60 days prior to any other action.

Preemptive Rights

•      As permitted by Delaware Law, Credence common stock has and non-voting convertible stock will have no preemptive rights enabling a holder to subscribe for or receive shares of any class of stock of Credence or any other securities convertible into shares of any class of stock of Credence under Credence’s certificate of incorporation.

•      As permitted by Delaware Law, NPTest common stock has no preemptive rights enabling a holder to subscribe for or receive shares of any class of stock of NPTest or any other securities convertible into shares of any class of stock of NPTest under NPTest’s certificate of incorporation.

Stockholder Action Without Meeting

• Credence’s certificate of incorporation provides that stockholders of Credence shall have no right to take any action by written consent without a meeting.

•      NPTest’s bylaws provide that stockholder action may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Dividends

•      Delaware law allows directors, subject to restrictions in a corporation’s certificate of incorporation, to declare and pay dividends upon the shares of its capital stock, either out of its surplus or, in case there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

•      Credence’s certificate of incorporation does not restrict the declaration or payment of dividends, but permits the board of directors to fix the time for declaration of payment of dividends. Subject to Delaware law and any reserve deemed proper by the board of directors, the bylaws permit the board of directors to declare and pay dividends out of available funds.

•      Under NPTest’s bylaws, NPTest may not make any declaration of dividends or other distribution or any recapitalization, reclassification, redemption, repurchase or other acquisition of any securities of NPTest or its subsidiaries, without the affirmative approval of the board of directors, including affirmative approval of a majority of the designees of NPTest Holding, LLC appointed pursuant to Section 2.01(a) of the Stockholders’ Agreement, unless such declaration or distribution is expressly permitted by the Stockholders’ Agreement.

Business Combinations; Supermajority Voting Requirements

•      Credence is subject to Section 203 of the Delaware General Corporation Law, which, with specified exceptions, prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the time that the stockholder became an interested stockholder unless:

•      before that time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•      upon completion of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•      at or after that time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

•      Section 203 defines “business combination” to include the following:

•      any merger or consolidation of the corporation with the interested stockholder;

•      any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•      subject to specified exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•      NPTest is not subject to Section 203 of the Delaware General Corporation Law.

•      NPTest’s bylaws provide that the affirmative approval of the board of directors, including the affirmative approval of a majority of the designees of NPTest Holding, LLC appointed pursuant to Section 2.01(a) of the Stockholders’ Agreement dated as of November 18, 2003 among NPTest, NPTest Holding, LLC and certain other persons named therein (the “Stockholders’ Agreement”) is required with respect to any merger or consolidation of NPTest, with or into any entity, other than a wholly-owned subsidiary, or of any subsidiary with or into any entity other than NPTest or any other wholly-owned subsidiary:

•      any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•      any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

•      In general, Section 203 defines an “interested stockholder” as any entity or person who beneficially owns 15% or more of the outstanding voting stock of the corporation, is an affiliate or associate of the corporation and was the owner of 15% or more of such stock at any time within the three-year period immediately prior to the date in question, or any entity or person affiliated with, controlling or controlled by that entity, person, affiliate or associate.

•      Credence’s certificate of incorporation and bylaws do not have supermajority or other special voting requirements for business combinations or other transactions.

DERIVATIVE ACTIONS

•	Derivative actions may be brought in Delaware by a stockholder on behalf of, and for the benefit of, the corporation. Delaware law provides that a stockholder must aver in the complaint that such stockholder was a stockholder of the corporation at the time of the transaction of which such stockholder complains or that such stockholder’s stock devolved upon such stockholder by operation of law.

•	A stockholder may not sue derivatively unless such stockholder first makes demand on the corporation that it bring suit and such demand has been refused, unless it is shown that such demand would have been futile.

LEGAL MATTERS

Morrison & Foerster LLP, Palo Alto, California, will pass on the validity of the shares of Credence securities to be issued to NPTest stockholders in the transaction. Certain tax consequences of the transaction will be passed upon for Credence by Morrison & Foerster LLP, Palo Alto, California, and for NPTest by Davis Polk & Wardwell, Menlo Park, California.

EXPERTS

The consolidated financial statements and schedule of Credence Systems Corporation appearing in Credence Systems Corporation’s Annual Report on Form 10-K for the year ended October 31, 2003, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements as of December 31, 2003 and for the period from June 20, 2003 (date of inception) through December 31, 2003 included in this Joint Proxy/Registration Statement and the financial statement schedule included in the Joint Proxy/Registration Statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

Credence and NPTest are required to file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended. You may read and copy this information in person at the following location of the SEC:

Public Reference Room

450 Fifth Street, N.W. Suite 1024,

Washington, D.C. 20549

You may also obtain copies of this information by mail from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Suite 1024, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330.

The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like Credence and NPTest, that file electronically with the SEC. The address of that site is http://www.sec.gov.

Credence has filed a registration statement on Form S-4 to register with the SEC the Credence securities to be issued pursuant to the transaction. This document is a part of that registration statement. As allowed by SEC rules, this document does not contain all the information you can find in the registration statement or the exhibits to the registration statement. You may obtain a copy of the Form S-4, and any amendments to that document, in the manner described above.

The SEC allows Credence to “incorporate by reference” information into this document, which means that it can disclose important information to you by referring you to another document filed separately with the SEC. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this document, to the extent that a statement contained in or omitted from this document, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this document. This document incorporates by reference the documents described below that Credence has previously filed with the SEC. These documents contain important information about Credence and NPTest.

The following documents listed below that Credence has previously filed with the SEC are incorporated herein by reference:

•	Credence’s Form 10-Q for the quarter ended January 31, 2004 (File No. 0-22366) filed on March 15, 2004;

•	Credence’s Form 8-K (File No. 0-22366), filed on February 24, 2004, relating to the proposed acquisition of NPTest;

•	Credence’s Form 8-K (File No. 0-22366), filed on February 23, 2004, relating to the proposed acquisition of NPTest;

•	Credence’s Form 10-K for the fiscal year ended October 31, 2003 (File No. 0-22366), filed on January 29, 2004;

•	the description of Credence’s preferred share purchase rights contained in its registration statement on Form 8-A, dated June 19, 1998, and any other amendment or report filed for the purpose of updating such description;

•	the description of Credence common stock contained in Credence’s registration statement on Form 8-A filed on September 10, 1993, as amended on October 21, 1993, including any amendments or reports filed for the purpose of updating such description; and

All documents that Credence files pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, from the date of this document to the date of the special meetings of stockholders for consideration of the merger shall also be deemed to be incorporated by reference into this document.

Credence documents incorporated by reference are available from Credence, without charge, upon oral or written request to Credence Systems Corporation, John R. Detwiler, 1421 California Circle, Milpitas, California 95035, (408) 635-4300. In order to receive timely delivery, you must make your request no later than May 20, 2004. If you request any incorporated documents from Credence, Credence will mail them to you by first class mail, or another equally prompt means, within one business day after Credence receives your request.

Credence has not authorized anyone to give any information or make any representation about the merger that is different from, or in addition to, that contained in this document or in any of the materials that Credence has incorporated by reference into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the Credence securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer of Credence securities presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document, unless the information specifically indicates that another date applies.

Credence® is a registered trademark of Credence Systems Corporation All other trade names and trademarks appearing in this document are the property of their holders.

NPTest, the NPTest logo, DeFT, Sapphire NP, IDS, IDS OptiFIB, IDS OptiCA and SABER are NPTest’s trademarks in the United States and other countries. All other trademarks, trade names or service marks appearing in this document are the property of their respective owners.

INDEX OF NPTEST FINANCIAL STATEMENTS

NPTest Financial Statements and Supplementary Data

REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of Directors of NPTest Holding Corporation:

In our opinion, the consolidated financial statements listed under item (A), “NPTest Holding Corporation Financial Statements,” in the accompanying index on page F-1 present fairly, in all material respects, the financial position of NPTest Holding Corporation and its subsidiaries at December 31, 2003, and the results of their operations and their cash flows for the period from June 20, 2003 (date of inception) to December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed under item (C), “Schedule II,” in the accompanying index on page F-1 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of NPTest’s management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/    PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

San Jose, California

March 1, 2004

NPTest Holding Corporation

CONSOLIDATED BALANCE SHEET

(in thousands, except share and per share data)

December 31, 2003
ASSETS
Current Assets:
Cash and cash equivalents	$93,723
Accounts receivable, less allowance for doubtful accounts of $300	53,185
Inventory	90,143
Deferred income taxes	36,652
Prepaid expenses and other current assets	11,620

Total Current Assets	285,323
Property and equipment, net	24,378
Deferred income taxes	123
Goodwill	8,649
Intangible assets	17,243
Other assets	336

Total Assets	$336,052

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Book overdrafts	$2,405
Accounts payable	15,233
Accrued liabilities	33,001
Income taxes payable	2,505

Total Current Liabilities	53,144
Pension and post retirement benefits	709
Deferred income taxes	6,689

Total Liabilities	60,542

Commitments and Contingencies (Note 11)

Stockholders’ Equity
Preferred stock, $0.001 par value, 5,000,000 shares authorized, none outstanding Common stock, $0.001 par value, 75,000,000 shares authorized, 39,986,572 outstanding	40
Additional paid-in capital	353,284
Other comprehensive loss	(60)
Accumulated deficit	(77,754)

Total Stockholders’ Equity	275,510

Total Liabilities and Stockholders’ Equity	$336,052

The accompanying notes are an integral part of these financial statements

NPTest Holding Corporation

CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands, except share and per share data)

Period from June 20, 2003 (date of inception) to December 31, 2003
Net revenue
Product	$72,207
Service	28,986

Total net revenue	101,193

Cost of net revenue
Product	57,807
Service	17,327

Total cost of net revenue	75,134

Gross Profit
Product	14,400
Service	11,659

Total gross profit	26,059

Operating expenses
Research and development	18,590
In process research and development	5,000
Selling, general and administrative	26,313

Total operating expenses	49,903

Operating loss	(23,844)

Interest income (expense), net	(6,338)
Dividend and accretion on mandatory redeemable preferred stock	(3,031)
Foreign currency transaction loss, net	(486)

Total non-operating expenses	(9,855)

Loss before income taxes	(33,699)
Income tax benefit	(10,473)

Net loss	(23,226)
Dividend and accretion on convertible mandatory redeemable preferred stock	(54,528)

Net loss attributable to common stockholders	$(77,754)

Basic and diluted net loss per common share	$(10.51)

Weighted average shares in net loss per share calculation	7,395,308

The accompanying notes are an integral part of these financial statements

NPtest Holding Corporation

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(in thousands, except share data)

				Accumulated Other Comprehensive Loss		Total
	Common Stock		Additional Paid in Capital		Accumulated Deficit
	Shares	Par Value
Beginning balance	—	$—	$—	$—	$—	$—
Issuance of common stock on June 20, 2003	250	—				—
Issuance of common stock on July 29, 2003	5,624,750	6	38,907			38,913
Beneficial conversion feature related to issuance of convertible mandatory redeemable preferred stock			50,314			50,314
Issuance of common stock through Initial public offering on December 16, 2003	14,600,000	14	162,922			162,936
Conversion of mandatory redeemable preferred stock at initial public offering	2,566,247	3	30,792			30,795
Conversion of convertible mandatory redeemable preferred stock at initial public offering	17,195,325	17	70,349			70,366
Change in unrealized loss on investments				(9)		(9)
Translation adjustment				(51)		(51)
Net loss for period from June 20, 2003 (date of inception) to December 31, 2003					(77,754)	(77,754)

Balance at December 31, 2003	39,986,572	$40	$353,284	$(60)	$(77,754)	$275,510

The accompanying notes are an integral part of these financial statements

NPTest Holding Corporation

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)

June 20, 2003 to December 31, 2003
Cash flows from operating activities:
Net loss	$(23,226)
Adjustments required to reconcile net loss to cash provided from operating activities:
Depreciation and amortization	11,350
Interest charge on extinguishment of senior term loan	5,860
Write-off of in process research and development	5,000
Non-cash dividends and accretion on mandatory redeemable preferred stock	3,031
Deferred income taxes	(12,658)
Provision for excess and obsolete inventory	2,234
Provision for doubtful accounts	300
Changes in assets and liabilities
Accounts Receivable	(2,520)
Inventory	17,924
Prepaid expenses and other assets	(1,797)
Accounts payable	3,638
Other accrued liabilities	7,297
Income taxes payable	71

Net cash provided by operating activities	16,504

Cash flows from investing activities:
Purchases of property and equipment	(3,070)
Acquisition of NPTest, Inc., net of cash acquired	(209,204)

Net cash used in investing activities	(212,274)

Cash flows from financing activities:
Net proceeds from issuance of common stock	201,849
Net proceeds from issuance of mandatory redeemable preferred stock	48,641
Net proceeds from issuance of convertible mandatory redeemable preferred stock	66,152
Net proceeds from issuance of senior term loan	69,425
Cash on redemption of mandatory redeemable preferred stock	(20,750)
Repayment of senior term loan	(75,750)

Net cash provided by financing activities	289,567

Effect of exchange rate changes on cash	(74)

Increase in cash and cash equivalents	93,723
Cash at beginning of the period	—

Cash at end of period	$93,723

Supplemental cash flow disclosures:
Income taxes paid	$2,118

Interest paid	$750

Non-cash items:
Conversion of mandatory redeemable preferred stock into common stock	$51,545
Conversion of convertible mandatory redeemable preferred stock into common stock	$70,366

The accompanying notes are an integral part of these financial statements

NPTest Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

Note 1. NPTest

NPTest was incorporated in Delaware on June 20, 2003 by Francisco Partners to acquire the net assets of NPTest, Inc. On July 29, 2003, NPTest completed the acquisition of NPTest, Inc. See Note 3 for further discussion on the acquisition. Following the acquisition, NPTest, Inc. became a wholly-owned subsidiary of NPTest.

NPTest designs, develops and manufactures advanced semiconductor test and diagnostic systems and provides related services for the semiconductor industry. NPTest’s customers include integrated device manufacturers, fabless design companies, foundries and assembly and test subcontractors worldwide. NPTest’s products are designed to enable its customers to debug, characterize and test a wide range of integrated circuits. NPTest’s services include debugging, repair, characterization and other product engineering services. NPTest’s primary markets are North America, Europe, Asia and Japan.

Rapid technological change, competitive pricing pressures and cyclical market patterns characterize the semiconductor industry. NPTest’s financial results are affected by a wide variety of factors, including general economic conditions worldwide, economic conditions specific to the semiconductor industry and the ability to safeguard patents and intellectual property in a rapidly evolving market. In addition, the semiconductor market has historically been cyclical and subject to significant economic downturns at various times. NPTest may experience significant period-to-period fluctuations in future operating results due to the factors mentioned above or other factors. Such factors could negatively impact the cash flows from operations and liquidity.

NPTest’s future capital requirements will depend on many factors, including its rate of revenue growth, the price received for its products and services, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products and enhancement to existing products, the cost of ensuring access to adequate manufacturing capacity, and the continuing market acceptance of its products. NPTest believes that cash and cash equivalents will be sufficient to meet its anticipated cash needs for operations and capital investments for the next twelve months. NPTest may seek additional equity or debt financing. Additional equity or debt financing may not be available when needed or, if available, may not be available on satisfactory terms.

On December 16, 2003, NPTest completed its initial public offering, selling 14,600,000 shares of common stock resulting in net proceeds to NPTest of $162,936 (after underwriters’ discount of $12,264). NPTest used $75,239 of the proceeds to repay the senior term loan (see Note 7) and $20,750 to redeem a portion of the shares of its mandatory redeemable preferred stock (see Note 9). The balance of the mandatory redeemable preferred stock was converted into 2,566,247 shares of common stock using a conversion rate of $12.00 per share of common stock, the initial public offering price. In addition, concurrent with NPTest’s initial public offering, NPTest converted all the outstanding convertible mandatory redeemable preferred stock into 17,195,325 shares of common stock.

Immediately prior to its initial public offering, NPTest effected a one-for-four reverse stock split of its outstanding common stock. All shares and per share calculations included in the accompanying consolidated financial statements have been adjusted to reflect this split.

On February 23, 2004, NPTest announced that it had entered into a definitive agreement pursuant to which Credence will acquire NPTest. See Note 15.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of NPTest and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.

NPTest Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

All references within these financial statements and footnotes to “the period ended December 31, 2003” relate to the results of operations for the period from NPTest’s date of inception, June 20, 2003, to December 31, 2003. NPTest had substantially no activity from the date of inception, June 20, 2003, to the date NPTest, Inc. was acquired, July 29, 2003 (see Note 3), at which time NPTest, Inc. was consolidated into NPTest’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

NPTest recognizes revenue in accordance with the SEC’s Staff Accounting Bulletin No. 104 (“SAB 104”), “Revenue Recognition” and EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” Generally, acceptance of products with published specifications is received at the factory floor prior to shipment, therefore revenue, less fair value of installation, is recognized upon shipment when legal title passes. In those limited instances where there are customer-specific acceptance conditions, revenue is only recognized upon final customer-site acceptance. NPTest’s shipping terms are primarily freight-on-board, or FOB, shipping point. However, a portion of revenue associated with certain installation-related tasks, based upon fair value of that service, is recognized when the tasks are completed. When several elements are bundled into one contract, revenue is not recognized unless the fair value of the undelivered element(s) is objective and reliable and the delivered element has standalone value to the customer. The total contract revenue is allocated to the individual elements based upon the relative fair value of each element. For multiple element arrangements, management having the relevant authority establishes fair value based upon vendor-specific objective evidence. The fair value of the undelivered element is either the price charged when the element is sold separately or, for an element not yet being sold separately, the price established by management. When a price is established by management, it must be probable that the price will not change before the element is actually sold separately. For products that have not been demonstrated to meet product specifications prior to shipment, revenue is recognized on receipt of customer technical acceptance. In any event, no revenue is recognized before legal title passes to the customer. A provision for the estimated cost of warranty is recorded when revenue is recognized. Revenue related to spare parts is generally recognized upon shipment. Services revenue is generally recognized ratably over the period of the related contract. Deferred income includes amounts that have been billed per the contractual terms but have not been recognized as revenue. For product revenue, this typically includes the amount of deferred revenue less all warranty costs.

Book overdraft

Book overdraft represents outstanding checks in excess of cash on hand at the applicable bank, and generally results from timing differences in the transfer of funds between banks. Historically, these checks are covered when presented for payment through the transfer of funds from NPTest’s cash accounts held in other banks.

Concentration of Credit Risk

Financial instruments that potentially subject NPTest to a concentration of credit risk consist of cash and accounts receivable. Banking institutions with which NPTest does business with are considered creditworthy. NPTest maintains an allowance for doubtful accounts based upon expected collectibility of customer receivables,

NPTest Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

and performs ongoing credit evaluations of its customers’ financial condition. For certain customers located primarily in Asia, NPTest requires them to obtain letters of credit to help reduce its credit risk. See Note 13 for further discussion on concentrations in accounts receivable.

Foreign Currency Accounting

NPTest’s functional currencies are primarily local currencies (British Pound, Euro and Yen). All assets and liabilities recorded in functional currencies other than U.S. Dollars are translated at current exchange rates. The resulting adjustments are charged or credited directly to stockholders’ equity. Revenue and expenses are translated at the weighted-average exchange rates for the period.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and short-term investments. The short-term investments are stated at lower of cost or market value, plus accrued interest, and are comprised primarily of Eurodollar time deposits, certificates of deposit and commercial paper, and Euro notes and Eurobonds, substantially all denominated in U.S. Dollars. NPTest considers short-term investments to be cash or cash equivalents, as they do not have original maturities in excess of three months.

Fair Value of Financial Instruments

The fair value of cash and cash equivalents, accounts receivable, trade accounts payable and accrued expenses are not materially different than their carrying amounts as reported at December 31, 2003 because of their short maturities.

Inventories

Inventories are stated at lower of cost (on a first-in, first-out basis) or market. Cost includes material, labor, allocated overhead and contract manufacturing costs. A provision is recorded to reduce excess and obsolete inventory to net realizable value.

Shipping and Handling

Costs related to shipping and handling are included in cost of sales for all periods presented.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets as follows:

•	Leasehold improvements 3–15 years

•	Machinery and equipment 2–7 years

Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the lease term. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from their separate accounts, and any gain or loss on such sale is reflected in operations. Maintenance and repairs are charged to operating expense as incurred. Expenditures that substantially increase an asset’s life are capitalized.

NPTest Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

Long-lived Assets

Long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the fair value of the asset. Intangible assets are recorded at cost and amortized over approximately seven years.

Goodwill

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” NPTest is required to perform an annual impairment test for goodwill. The standard also requires that goodwill be allocated to a company’s reporting units for purposes of impairment testing. NPTest has only one reporting unit. The identification and measurement of goodwill impairment involves the estimation of the fair value of NPTest. The estimates of fair value of NPTest are based on the best information available as of the date of the assessment, which primarily includes its market capitalization and incorporates management assumptions about expected future cash flows. Although no goodwill impairment has been recorded to date, there can be no assurances that future goodwill impairments will not occur.

Research and Development

All research and development expenditures are expensed as incurred.

Income Taxes

Taxes on income are computed in accordance with the tax rules and regulations of the taxing authorities where the income is earned. The income tax rates imposed by these taxing authorities vary substantially. Taxable income may differ from pre-tax income for financial accounting purposes. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax asset will not be realized.

Comprehensive Loss

Comprehensive loss includes net loss and the change in accumulated other comprehensive loss. NPTest’s change in accumulated other comprehensive loss shown in the consolidated statement of stockholders’ equity consists of foreign currency translation adjustments which are not adjusted for income taxes since they relate to indefinite investments in non-U.S. operations and change in unrealized loss on investments.

Period from June 20, 2003 (date of inception) to December 31, 2003
Net loss	$(77,754)
Change in unrealized loss on investments	(9)
Translation adjustments	(51)

Comprehensive loss	$(77,814)

NPTest Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

Stock-Based Compensation

In accordance with Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation,” NPTest accounts for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees.”

NPTest’s policy is to grant options with an exercise price equal to the fair value of NPTest stock on the date of the grant. Accordingly, no compensation cost has been recognized in NPTest’s Statement of Operations. NPTest provides additional pro forma disclosures as required under Statement of Financial Accounting Standards No. 148 (“SFAS 148”), “Accounting for Stock-Based Compensation, Transition and Disclosure.”

The following table illustrates the effect on net loss and net loss per share if NPTest had applied the fair value recognition provisions of SFAS No. 123, as amended, to options granted under the stock option plan. For purposes of this disclosure, the value of the options is estimated using a Black-Scholes option-pricing model and amortized ratably to expense over the options’ vesting period using the following assumptions:

Dividend yield	-0-
Option term (years)	5
Risk free interest rates	2.92%–3.22%
Volatility	75%

Options vest over four years, with the first year cliff vesting, and the following three years vesting ratably 1/36 per month. The estimated weighted average fair value of options granted during the period ended December 31, 2003 was $8.32 per share.

Period Ended December 31, 2003
Net loss attributable to common stockholders:
As reported	$(77,754)
Compensation expense based on fair value, net of tax effect	(1,797)

Pro Forma	$(79,551)

Loss per share
As reported
Basic and Diluted	$(10.51)
Pro Forma
Basic and Diluted	$(10.76)

Because the estimated value is determined as of the date of grant, the actual value ultimately realized by the employee may be significantly different from the original estimation.

Recent Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity, if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest

NPTest Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after December 15, 2003. The implementation of this statement did not have a material impact on the financial position, results of operations and cash flows of NPTest.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. As a result of the adoption of SFAS 150, NPTest classified its mandatory redeemable preferred stock as liability.

Note 3. Acquisition

On July 29, 2003, NPTest purchased NPTest, Inc. from Schlumberger for cash of approximately $220,290 plus acquisition costs of $2,189. The acquisition was accounted for using the purchase method of accounting.

Accordingly, the results of operations of the acquired business are included in the consolidated financial statements of NPTest from the date of acquisition. In connection with the acquisition, NPTest agreed that Schlumberger would have a right to participate, to a limited extent, in a portion of any future increases in the value of the business.

In particular, under the agreement, NPTest will be required to make payments to Schlumberger under the following scenarios:

•	if NPTest Holding, LLC at any time distributes to its members NPTest stock, or other consideration in respect of the NPTest stock, with a cumulative aggregate value in excess of $330,000. Upon the first such distribution, NPTest would be required to make a payment equal to 15% of the excess of the aggregate value of the distribution by NPTest Holding, LLC to its members over $330,000 which would be in the same form (i.e. cash or stock) as the distribution. Upon any subsequent distribution, NPTest would make a payment equal to 15% of that subsequent distribution; or

•	on the earlier of (i) the first anniversary of the completion of NPTest’s initial public offering or (ii) the date after the offering that NPTest Holding, LLC has received at least $330,000 in cash proceeds and/or distributions related to NPTest stock, Schlumberger will have the option, at its election (a “Value Increase Election”), to receive from NPTest a one-time payment, in lieu of any other payments, equal to 15% of the excess over $330,000 of the sum of the then current value of NPTest Holding, LLC’s remaining holdings of NPTest stock plus any proceeds related to NPTest stock previously received by NPTest Holding, LLC; or

•

on the earlier of (i) the first anniversary of the closing of a merger, acquisition or sale of all or substantially all of NPTest’s assets in which either (a) NPTest Holding, LLC receives (together with all cash proceeds related to the NPTest stock previously received by NPTest Holding, LLC) at least $330,000 in cash proceeds and/or distributions related to NPTest stock or (b) NPTest Holding, LLC receives proceeds consisting only of cash and freely tradeable securities, or (ii) the date after such a merger, acquisition or sale that NPTest Holding, LLC has received at least $330,000 in cash proceeds related to NPTest stock, Schlumberger will have the option, at its election (an Acquisition Election”), to

NPTest Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

receive from NPTest a one-time payment, in lieu of any other payments, equal to 15% of the excess over $330,000 of the sum of the then current value of NPTest Holding, LLC’s remaining holdings of NPTest stock plus any proceeds related to NPTest stock previously received by NPTest Holding, LLC plus the consideration received by NPTest Holding, LLC from the acquisition.

If Schlumberger makes a Value Increase Election or an Acquisition Election, NPTest may choose to make the payment in any combination of cash or stock. If NPTest makes the payment in stock, it has agreed to use its reasonable efforts to give Schlumberger customary registration rights.

Any future consideration paid to Schlumberger, as a result of the contingencies noted above, would be recorded as an adjustment to goodwill.

The purchase price was allocated to the acquired assets and liabilities assumed, based upon management’s estimate of their fair market values as of the acquisition date, as follows:

Net current assets *	$168,218
Property, plant and equipment	24,600
Other assets	283
Identified intangibles**	25,300
Goodwill	8,649
Other non-current liabilities	(346)
Long term deferred taxes	(9,225)
In-process research & development	5,000

Total consideration	$222,479

*	Net current assets are comprised of cash & cash equivalents of $13,275, accounts receivable, inventories and other current assets, less current liabilities. Short-term investments were valued based on quoted market prices. Inventory values were estimated based on the current market value of the inventories less completion costs and less a profit margin for activities remaining to be completed until the inventory is sold. Assumed current liabilities included accounts payable, accrued compensation and expenses and accrued income taxes. The fair values of current liabilities generally approximated the historic recorded book values because of the monetary nature of most of the liabilities.
**	Other intangibles include customer contracts and relationships of $1,500, developed technologies of $14,100 and backlog of $9,700, with estimated useful lives for amortization of 7 years, 7 years, and less than 1 year, respectively.

The acquisition was financed with proceeds from the issuance of common stock of $38,913, with proceeds from the issuance of mandatory redeemable preferred stock of $48,641, with proceeds from the issuance of convertible mandatory redeemable preferred stock of $66,152, and with proceeds from a senior term loan of $69,425, all net of issuance costs. The remaining amount of $652 was held by NPTest.

Amortizable intangible assets

Acquired identified intangibles were valued based in part on independent valuations. The significant assumptions relating to each category are discussed in the following paragraphs. Also, these assets are being amortized on the straight-line basis over their estimated useful life and resultant amortization is included in cost of net revenue.

NPTest Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

Customer contracts and relationships—The value of customer contracts and relationships was determined by discounting net cash flows attributable to current customer contracts and relationships adjusted to take into account expected attrition.

Backlog—The value of current backlog was determined by discounting expected net cash flows attributable to current backlog.

Developed technologies—The value of this asset was determined by discounting the expected future cash flows attributable to all existing technologies which had reached technological feasibility, after considering risks relating to: (1) the characteristics and applications of the technology, (2) existing and future markets, and (3) life cycles of the technologies. Estimates of future revenues and expenses used to determine the value of developed technology was consistent with the historical trends in the industry and expected outlooks.

In-process research & development

Of the total purchase price, $5,000 was allocated to IPR&D and was expensed upon acquisition. The value of in-process research & development was based on an evaluation of all developmental projects using the guidance set forth in Interpretation No. 4 of Statement of Financial Accounting Standards, or SFAS, No. 2, “Accounting for Research and Development Costs.” Projects that qualify as IPR&D represent those that have not yet reached technological feasibility and for which no future alternative use exists. Technological feasibility is defined as being equivalent to a beta-phase working prototype in which there is no remaining risk relating to the development.

The value of IPR&D was determined by: (1) obtaining management estimates of future revenues and operating profits associated with existing development projects, (2) projecting the cash flows and costs to complete the underlying technologies and resultant products and (3) discounting these cash flows to their net present value.

Estimates of future revenue and expenses used to determine the value of in-process research and development were consistent with the historical trends in the industry and expected outlooks. The entire amount of $5,000 was charged to operations because related technologies had not reached technological feasibility and they had no alternative future use.

The following unaudited pro forma information is presented to reflect the results of operations for the year ended December 31, 2003, as if the acquisition had occurred on January 1, 2003. The pro forma results exclude purchased in-process research and development arising from the acquisition of NPTest, Inc. of $5,000 due to its nonrecurring nature. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have had the acquisition actually taken place on January 1, 2003, and may not be indicative of future operating results (unaudited):

Year Ended Dec. 31, 2003
Net revenues	$231,063
Net loss	(14,348)
Net loss per share:
Basic	$(0.36)
Diluted	$(0.36)
Weighted average shares:
Basic	39,986,572
Diluted	39,986,572

NPTest Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

Note 4. Balance Sheet Components

Accounts receivable consisted of the following at December 31, 2003:

Account receivable, gross	$53,485
Allowance for doubtful accounts	(300)

Accounts receivable, net	$53,185

Inventory consisted of the following at December 31, 2003:

Raw materials, including spare parts	$60,405
Work-in-process	10,699
Finished goods	19,039

Total inventories	$90,143

Property and equipment, net, consisted of the following at December 31, 2003:

Leasehold improvements	$10,023
Machinery and equipment	17,647

Property and equipment, gross	$27,670
Accumulated depreciation	(3,292)

Property and equipment, net	$24,378

NPTest has acquired certain intangible assets through the acquisition of NPTest, Inc. The carrying values and accumulated amortization of these assets at December 31, 2003 are as follows (in thousands):

	Original Costs	Accumulated Amortization	Net Intangible Asset
Developed technologies	$14,100	$(850)	$13,250
Customer backlog	9,700	(7,116)	2,584
Customer contracts	1,500	(91)	1,409

Total	$25,300	$(8,057)	$17,243

The estimated amortization expense for the years ending December 31, 2004, 2005, 2006, 2007 and 2008 is $4,813, $2,229, $2,229, $2,229 and $2,229, respectively.

Amortization expense for the period ended December 31, 2003 was $8,057 and was included in cost of sales.

Accrued liabilities consisted of the following at December 31, 2003:

Employee incentives	$5,845
Vacation	2,992
Other employee related accruals	2,639
Deferred income	3,352
Warranty	8,012
Payable to related party	764
Other	9,397

Total	$33,001

NPTest Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

Note 5. Income Taxes

For the period ended, December 31, 2003, loss subject to U.S. and foreign income taxes was as follows:

Period Ended December 31, 2003
United States	$(35,214)
Foreign	1,515

Total	$(33,699)

The following table shows current and deferred income tax provision (benefit) by taxing jurisdiction:

Period Ended December 31, 2003
Current:
United States—federal	$56
United States—state	269
Foreign	1,860

Total current	$2,185

Deferred:
United States—federal	$(9,979)
United States—state	(1,169)
Foreign	(1,510)

Total deferred	$(12,658)

Total income tax benefit	$(10,473)

The following table shows the principal components of the net deferred tax assets at December 31, 2003:

December 31, 2003
Inventory reserve	$24,834
Allowance for doubtful accounts	410
Warranty reserve	1,908
Accrued liabilities	3,072
Built-in loss carryover	4,962
Other	1,589

Total deferred tax assets	36,775

Intangible assets	(6,689)

Total deferred tax liabilities	(6,689)

Net deferred tax assets	$30,086

On a quarterly basis, NPTest evaluates the realizability of its deferred tax assets and assesses the need for a valuation allowance. As a result of its review undertaken at December 31, 2003, NPTest concluded under

NPTest Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

applicable accounting criteria that it was more likely than not that its deferred tax assets would be realized and no valuation allowance is warranted.

Utilization of the unutilized losses is subject to annual limitation due to ownership change provided by the Internal Revenue Code of 1986 and similar state provisions. The annual utilization of the unutilized loss is approximately $7,886.

The reconciliation between the statutory U.S. federal income tax on pretax income (loss) and the actual income tax provision (benefit) is as follows:

Period Ended December 31, 2003
Federal income tax provision (benefit)	$(11,794)
Interest expenses not deductible for tax	1,061
In-process research and development	1,750
State income taxes, net of federal income tax benefit	(442)
Research and development tax credits	(1,023)
Other	(25)

Income tax provision (benefit)	$(10,473)

Note 6. Earnings Per Share

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share gives effect to all dilutive potential common shares outstanding during the period including stock options, using the treasury stock method. In computing diluted earnings per share, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options.

At December 31, 2003, 452 options outstanding were excluded from the computation of diluted net loss per share because they were anti-dilutive.

Note 7. Senior Term Loan

On July 29, 2003, NPTest Merger Corporation (“Merger Corp.”), a subsidiary of NPTest, received a $75,000 senior term loan (“Term Loan”) from Citicorp North America, Inc. The Term Loan was collateralized by substantially all of Merger Corp.’s assets and was further guaranteed by Francisco Partners. The Term Loan accrued interest at an annual rate of LIBOR plus 150 basis points and would have matured on July 29, 2006. The senior term loan, including accrued interest, was paid off on December 16, 2003 from the proceeds of the initial public offering. Total interest expense and financing cost during the period ended December 31, 2003 was $6,353 on the senior term loan.

Note 8. Common Stock

On June 20, 2003, NPTest issued 250 shares of common stock at a price per share of $0.004 for total cash consideration of $0.001.

NPTest Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

On July 29, 2003 NPTest issued 5,624,750 shares of common stock at a price per share of $7.12, for total cash consideration of $40,000. The issuance costs were $1,087.

On December 16, 2003, NPTest issued 14,600,000 shares of common stock at a price per share of $12.00, for total cash consideration of $175,200. The issuance costs were $14,343, including underwriting fees of $12,264.

On December 16, 2003, NPTest exchanged 2,566,247 shares of common stock to redeem shares of mandatory redeemable preferred stock and 17,195,325 shares of common stock to convert shares of convertible mandatory redeemable preferred stock.

Note 9. Preferred Stock

As of December 31, 2003, 5,000,000 shares of preferred stock had been authorized, of which no amount was outstanding.

Mandatory Redeemable Preferred Stock

On July 29, 2003, NPTest Capital Corporation (“Capital Corp.”), a subsidiary of NPTest, issued 50,000 shares of mandatory redeemable preferred stock (“CC Preferred Stock”) at a price per share of $1,000 for total cash consideration of $50,000.

On December 16, 2003, NPTest redeemed $20,750 of NPTest Holding, LLC’s shares of mandatory redeemable preferred stock Capital Corp. for cash from the proceeds of NPTest’s initial public offering. NPTest also exchanged at $12.00 per share of common stock, all remaining shares of preferred stock of Capital Corp for 2,566,247 shares of NPTest common stock.

Convertible Mandatory Redeemable Preferred Stock

On July 29, 2003, NPTest issued 68,000 shares of convertible, mandatory redeemable preferred stock (“Series A Preferred Stock”) at a price per share of $1,000, for total cash consideration of $68,000.

In connection with the issuance of Series A Preferred Stock, NPTest recorded a beneficial conversion feature in the amount of $50,314. This amount was determined by comparing the conversion ratio on the Series A Preferred Stock to the fair value of the common stock on the date of the issuance of the Series A Preferred Stock. The beneficial conversion feature accreted as a dividend to the preferred stockholders over the period to the earliest redemption date of the Series A Preferred Stock.

On December 16, 2003, NPTest Holding, LLC exchanged all of its shares of NPTest convertible mandatory redeemable preferred stock for 17,195,325 shares of NPTest common stock at $4.09216 per share, the conversion price of the preferred stock. The charge for accelerated amortization of issuance costs and the beneficial conversion feature associated with exchanging the convertible mandatory redeemable preferred stock was approximately $54,500, including $50,314 of beneficial conversion feature.

NPTest Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

Note 10. Pension and Other Benefit Plans

North America 401(k) plan

The 401(k) plan matches dollar-for-dollar, up to 4% of employee’s contribution per pay period. If NPTest’s net income is positive for the year, management may elect to further match the employee’s contributions up to 2%. In years of significant profitability, after completing the 401(k) match, management may elect to make profit sharing contributions. NPTest has contributed $587 for the period ended December 31, 2003 to the 401(k) plan.

Non-U.S. pension plans

Outside the U.S., NPTest sponsors defined benefit and defined contribution plans that cover substantially all employees. Where applicable, employees are covered by statutory plans. For defined benefit plans, charges to expense are based upon costs computed by independent actuaries. These plans are substantially fully funded with trustees in respect to past and current service. At December 31, 2003, the pension liability was immaterial. The expense associated with these plans was also not material in the period ended December 31, 2003.

Note 11. Commitments and Contingencies

NPTest is party to various legal proceedings and claims that arise in the ordinary course of business. As of December 31, 2003, there are no such matters pending that NPTest expects to have a material effect on its financial condition, results of operations or cash flows.

NPTest accrues for warranty costs based on historical trends of product failure rates and the expected material and labor costs to provide warranties. The majority of products are generally covered by a warranty ranging from 90 days to two years. The following table summarizes the activity related to the product warranty reserve during the period ended December 31, 2003:

Warranty Reserve
Balance at June 20, 2003, date of inception	$0
Balance from NPTest, Inc. upon acquisition on July 29, 2003	8,087
Accrual for warranties during the period	5,575
Settlements made during the period	(5,650)

Balance at December 31, 2003	$8,012

NPTest indemnifies certain customers, distributors, suppliers, and subcontractors for attorney fees and damages and costs awarded against parties in certain circumstances in which its products are alleged to infringe third-party intellectual property rights, including patents, registered trademarks, or copyrights. The terms of indemnification obligations are generally perpetual from the effective date of the agreement. In certain cases, there are limits on and exceptions to the potential liability for indemnification relating to intellectual property infringement claims. NPTest cannot estimate the amount of potential future payments, if any, that it might be required to make as a result of these agreements. To date, NPTest has not paid any claim or been required to defend any claim related to its indemnification obligations, and accordingly, it has not accrued any amounts for indemnification obligations. However, there can be no assurance that NPTest will not have any future financial exposure under these indemnification obligations.

NPTest Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

Minimum rental commitments under non-cancelable operating leases, primarily real estate and office facilities in effect at December 31, 2003 are as follows:

Year Ending December 31,	Amount
2004	$4,330
2005	4,923
2006	4,746
2007	3,892
2008	3,888
2009 and beyond	4,853

Total minimum lease payments	$26,632

Operating lease rental expense was $2,567 for the period ended December 31, 2003.

Refer to Note 3 for contingencies related to the acquisition of NPTest, Inc. from Schlumberger. Refer to Note 15 for contingencies related to the proposed acquisition of NPTest by Credence.

Note 12. Stock Option Plans

2003 Stock Incentive Plan

In July 2003, the board of directors adopted and the stockholders approved the 2003 Stock Incentive Plan, referred to as the “2003 Plan.” The 2003 Plan was amended in December 2003. The 2003 Plan provides for the grant of incentive stock options within the meaning of section 422 of the Internal Revenue Code, nonstatutory stock options and other stock-based awards, such as restricted stock or restricted stock units. The common stock reserved for issuance pursuant to exercise of awards under the 2003 Plan as of December 31, 2003 consisted of 3,821,851 shares of authorized but unissued NPTest common stock, subject to certain adjustments as described below.

Employees, consultants and non-employee members of the board of directors of NPTest or any subsidiary may participate in the 2003 Plan.

The board of directors or a committee appointed by the board of directors administers the 2003 Plan. Subject to the provisions of the 2003 Plan, the board or the committee, as applicable, has the authority to, among other things, make rules and regulations appropriate for the administration of the 2003 Plan, determine the persons to whom stock options may be granted, the number of shares to be covered by each stock option, the exercise price of each stock option, the vesting schedule of each option, and whether the stock option will be designated as an incentive stock option or nonstatutory stock option.

Unless otherwise provided in the optionee’s option agreement, if the optionee’s employment is terminated other than due to death or disability or for cause, then the optionee has three months from the date of termination to exercise any options that are vested and exercisable on the date of termination. Regardless of the reason for termination (including death or disability), in no event may any option be exercised following its expiration.

If the optionee’s termination of employment is due to the optionee’s death or disability, all vested and exercisable stock options on the date of termination will remain exercisable for 12 months following the date of termination. If the optionee’s employment is terminated for cause, any outstanding options, whether vested or unvested, will terminate immediately.

NPTest Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

Subject to certain conditions and stockholder approval as necessary, the board of directors may amend, alter or terminate the plan at any time, provided, however, that no amendment may impair the rights of any optionee with respect to any outstanding option without that optionee’s consent. The 2003 Plan will automatically terminate after ten years.

A summary of the status of the stock option grants to employees as of the December 31, 2003 is presented below:

	Shares Available For Grant	Number of Options Outstanding	Weighted Average Exercise Price
Shares reserved at December 31, 2003	3,821,851	—	—
Options granted	(3,377,589)	3,377,589	$8.30
Options cancelled	64,272	(64,272)	$7.12

Balance at December 31, 2003	508,534	3,313,317

	Options Outstanding		Options Exercisable
Exercise Price	Number of Outstanding	Weighted Average Remaining Contractual Life (in yrs)	Weighted Average Exercise Price	Number Exercisable
$ 7.12	2,516,023	9.56	$—	0
$12.00	577,919	9.91	$—	0
$12.40	219,375	9.73	$—	0

Total	3,313,317	9.64

Note 13. Segment Information

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” requires enterprises to report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products, geographic areas and major customers. The method of determining what information to report is based upon the “management” approach. NPTest’s chief operating decision-maker reviews revenues by both geography and customer. NPTest is not organized into business units nor does it capture expenses or allocate resources based on segmentation of the business. Therefore, NPTest believes that it operates in a single industry segment.

NPTest Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

For the period ended December 31, 2003 (from inception of June 20, 2003 to December 31, 2003), its revenue by geographic area based on the location of its customers is as follows:

Period Ended December 31, 2003
France	$3,748
Italy	3,976
Other in Europe	3,919
United States	51,255
Other in North America	971
Taiwan	20,131
Malaysia	2,631
Other in Asia	7,792
Japan	6,770

Total	$101,193

North America	$52,226
Europe	11,643
Asia	30,554
Japan	6,770

Total	$101,193

Revenue outside North America was 48% of total revenues for the period ended December 31, 2003. Intel and ST Microelectronics accounted for 41% and 11% of our net revenue for the period ended December 31, 2003, respectively. ASE Test, Inc., Intel Corporation, STMicroelectronics and Sun Microsystems, Inc. accounted for approximately 27%, 19%, 12% and 12% of accounts receivable at December 31, 2003, respectively.

Property and equipment by location at December 31, 2003 is as follows:

United States	$22,352
Other countries	2,026

Total	$24,378

Note 14. Related Party Transactions

In July 2003, NPTest entered into an advisory agreement with Francisco Partners, an investor in NPTest Holding, LLC, NPTest’s parent pursuant to which Francisco Partners may provide financial, advisory and consulting services to NPTest. These services have included executive and management services; identification, support and analysis of acquisitions and dispositions by NPTest or its subsidiaries; support and analysis of financing alternatives; finance functions, including assistance in the preparation of financial projections, and monitoring of compliance with financing agreements; human resource functions, including searching for and hiring of executives; and other services for NPTest upon which its board of directors and Francisco Partners agree. Specific services provided by Francisco Partners to date have included, among others: assistance in the negotiation of NPTest’s $75,000 senior term loan; the design of NPTest’s equity capital structure and assistance with analysis of NPTest’s structure for tax purposes; analyzing various financing alternatives; assistance in the identification and hiring of David Mullin as Chief Financial Officer; assistance in the acquisition of director and

NPTest Holding Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share data)

officer insurance; creation of NPTest’s employee stock incentive plan; and negotiation of certain employment contracts.

This agreement was amended effective upon the completion of NPTest’s initial public offering. Under the original agreement, in exchange for such services (if and when provided), Francisco Partners would be entitled to receive fees billed at their customary rates for actual time spent performing such services, plus reimbursement for out-of-pocket expenses. In lieu of these hourly fees, Francisco Partners may elect to receive an annual advisory fee in an amount equal to the greater of $2,000 per year or 0.6% of NPTest’s annual revenue for the last twelve months, plus out-of-pocket expenses. There are no minimum levels of service required to be provided pursuant to the advisory agreement. The advisory agreement has an initial term of ten years. The advisory agreement includes customary indemnification provisions in favor of Francisco Partners. Francisco Partners and Shah Management received a one-time fee of $6,270 plus reasonable out-of-pocket expenses, for services rendered in connection with the structuring of the financing of NPTest’s acquisition from Schlumberger. These issuance costs were recorded as an offset against the proceeds from the financings.

Pursuant to the amended advisory agreement, NPTest paid to Francisco Partners $5,000 for financing and other services provided to it from the proceeds of its initial public offering. This amount was expensed as selling, general and administrative expenses during the period. NPTest will also pay to Francisco Partners all advisory fees that are accrued for approximately $764. Francisco Partners will no longer be required to provide advisory services under the original advisory agreement and all future annual advisory fees under the original advisory agreement will cease. However, NPTest may pay future service fees to Francisco Partners under the amended agreement in exchange for any acquisition, financing or other services as Francisco Partners and NPTest may agree. The amended advisory agreement will include customary indemnification provisions in favor of Francisco Partners. The accrued advisory fees were included in accrued liabilities at December 31, 2003.

Note 15. Subsequent Event

On February 22, 2004, NPTest entered into an agreement with Credence pursuant to which Credence would acquire NPTest. Under the agreement, NPTest’s common stockholders will receive, directly or indirectly, 0.8 shares of Credence common stock and $5.75 in cash for each share of NPTest common stock outstanding. Options outstanding under NPTest’s stock option plan will be converted into options to purchase shares of Credence common stock based on terms outlined in the agreement. The acquisition is subject to, among other things approval by Credence stockholders and regulatory agencies. The acquisition is expected to close during the second or third quarter of 2004.

In the event NPTest’s board of directors elects to recommend against its acquisition by Credence, then it would be required to pay Credence a fee of $20,000, in accordance with the agreement.

Although the proposed acquisition in itself would not trigger any payments to Schlumberger, NPTest would remain contingently liable to Schlumberger under the terms of the NPTest, Inc. acquisition agreement as outlined in Note 3 above.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of NPTest, Inc.

In our opinion, the combined financial statements listed under item (B), “NPTest, Inc. Financial Statements,” in the accompanying index on page F-1 present fairly, in all material respects, the financial position of NPTest, Inc. at December 31, 2002, and the results of its operations and cash flows for the period from January 1, 2003 to July 29, 2003 and for each of the two years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed under item (C), “Schedule II,” in the accompanying index on page F-1 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related combined financial statements. These financial statements and financial statement schedule are the responsibility of NPTest, Inc.’s management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

NPTest, Inc. was historically a fully integrated business of several indirect wholly owned subsidiaries of Schlumberger Limited. Consequently, as indicated in Note 1, these combined financial statements have been derived from the consolidated financial statements and accounting records of Schlumberger Limited and reflect significant assumptions and allocations. Moreover, as indicated in Note 1, NPTest, Inc. relied on Schlumberger Limited and its other businesses for certain administrative, management and other services. Accordingly, these combined financial statements do not necessarily reflect the combined financial position, results of operations, changes in stockholders’ net investment and cash flows of NPTest, Inc. had it been a separate, stand-alone entity during the periods presented.

/s/    PricewaterhouseCoopers LLP

San Jose, California

January 27, 2004

NPTest, Inc.

COMBINED BALANCE SHEET

(amounts in thousands)

December 31, 2002
Assets
Current Assets:
Cash and cash equivalents	$17,487
Accounts receivable, net of allowances for doubtful accounts of $938	48,485
Receivables from related parties	1,643
Inventory	107,668
Deferred income taxes	36,612
Prepaid expenses and other current assets	4,564

Total Current Assets	$216,459

Property, plant and equipment, net	25,696
Other assets	85

Total Assets	$242,240

Liabilities and Stockholders’ Net Investment
Current Liabilities:
Accounts payable	$7,781
Accrued liabilities	28,243
Payables to related parties	4,402
Income taxes payable	4,331

Total Current Liabilities	44,757

Pension and post-retirement benefits	445
Total Liabilities	45,202

Commitments and Contingencies (Note 12)

Stockholders’ net investment	197,038

Total Liabilities and Stockholders’ Net Investment	$242,240

The accompanying notes are an integral part of these combined financial statements.

NPTest, Inc.

COMBINED STATEMENTS OF OPERATIONS

(amounts in thousands)

	From January 1 To July 29, 2003	December 31,
		2002	2001
Net revenue:
Product	$90,935	$180,035	$149,543
Service	38,935	63,456	71,389

Total net revenue	129,870	243,491	220,932

Cost of net revenue:
Product	54,834	110,056	130,627
Service	25,795	38,137	49,549

Total cost of net revenue	80,629	148,193	180,176

Gross profit:
Product	36,101	69,979	18,916
Service	13,140	25,319	21,840

Total gross profit	49,241	95,298	40,756

Operating expenses:
Research and development	29,017	36,573	34,748
Selling, general and administrative	27,877	49,652	51,971
Gain on curtailment of pensions and employee benefits	—	(8,667)	—

Total operating expenses	56,894	77,558	86,719

Operating income (loss)	(7,653)	17,740	(45,963)
Foreign currency transactions loss, net	(473)	(1,147)	(139)

Income (loss) before income taxes	(8,126)	16,593	(46,102)
Income tax provision (benefit)	(4,355)	2,117	(22,366)

Net income (loss)	$(3,771)	$14,476	$(23,736)

The accompanying notes are an integral part of these combined financial statements

NPTest, Inc.

COMBINED STATEMENTS OF STOCKHOLDERS’ NET INVESTMENT

(amounts in thousands)

Stockholders’ Net Investment
Balance, December 31, 2000	$214,140
Net loss	(23,736)
Stockholders’ net investment	17,604
Foreign currency translation	(2,204)

Balance, December 31, 2001	205,804

Net income	14,476
Stockholders’ net distribution	(39,792)
Transfer of pension and post-retirement benefit liabilities to Schlumberger, net of related deferred tax assets	15,250
Foreign currency translation	1,300

Balance, December 31, 2002	197,038

Net loss from January 1, to July 29, 2003	(3,771)
Stockholders’ net distribution	(3,819)
Foreign currency translation	240

Balance, July 29, 2003	$189,688

The accompanying notes are an integral part of these combined financial statements.

NPTest, Inc.

COMBINED STATEMENTS OF CASH FLOWS

(amounts in thousands)

	From January 1 to July 29, 2003	December 31,
		2002	2001
Cash flows from operating activities:
Net income (loss)	$(3,771)	$14,476	$(23,736)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation	4,477	9,522	10,761
Write-off of fixed assets	392	978	—
Provision for excess and obsolete inventory	6,601	8,755	39,074
Deferred income taxes	451	9,396	(12,945)
Gain on curtailment of pensions and employee benefits		(8,667)	—
Provision for doubtful accounts receivable	(91)	(400)	(393)
Changes in operating assets and liabilities:
Accounts receivable	(2,310)	4,674	33,915
Receivables from related parties	1,643	(1,600)	185
Inventory	652	26,597	(6,932)
Prepaid expenses and other assets	(3,879)	(2,448)	3,406
Accounts payable	6,236	3,015	(18,019)
Other accrued liabilities	(1,440)	(690)	(10,810)
Deferred income	247	(7,888)	(42,557)
Payables to related parties	(4,402)	(7,664)	7,070
Income taxes payable	(2,733)	1,282	(903)
Pension and post-retirement benefits	41	3,490	4,061

Net cash used in provided by operating activities	2,114	52,828	(17,823)

Cash flows used in investing activities:
Capital expenditures	(2,527)	(5,253)	(4,004)

Net cash used in investing activities	(2,527)	(5,253)	(4,004)

Cash flows from (used in) financing activities:
Stockholders’ net investment (distribution)	(3,819)	(39,792)	17,604
Book overdrafts	—	(1,009)	(1,765)

Net cash provided by (used in) provided by financing activities	(3,819)	(40,801)	15,839

Effect of exchange rate changes on cash	20	529	(215)

Net increase (decrease) in cash and cash equivalents .	(4,212)	7,303	(6,203)
Cash and cash equivalents, beginning of period	17,487	10,184	16,387

Cash and cash equivalents, end of period	$13,275	$17,487	$10,184

Supplemental disclosure
Income taxes paid	$2,292	$1,671	$706

Transfer of pension and post-retirement benefit liabilities to Schlumberger		26,240	—

Deferred tax assets related to pension and post-retirement benefit liabilities transferred to Schlumberger		(10,990)	—

The accompanying notes are an integral part of these combined financial statements

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

(amounts in thousands, except share and per share data)

1. Background and Basis of Presentation

Background

NPTest, Inc. designs, develops and manufactures advanced semiconductor test and diagnostic systems and provides related services for the semiconductor industry. NPTest, Inc.’s customers include integrated device manufacturers, fabless design companies, foundries and assembly and test subcontractors worldwide. NPTest, Inc.’s products are designed to enable its customers to debug, characterize and test a wide range of integrated circuits. NPTest, Inc.’s services include debug, repair, characterization and other product engineering services.

NPTest, Inc.’s source of revenue is test systems sales, professional services and maintenance. NPTest, Inc.’s primary markets are North America, Europe, Asia and Japan.

The semiconductor industry is characterized by rapid technological change, competitive pricing pressures and cyclical market patterns. NPTest, Inc.’s financial results are affected by a wide variety of factors, including general economic conditions worldwide, economic conditions specific to the semiconductor industry and the ability to safeguard patents and intellectual property in a rapidly evolving market. In addition, the semiconductor market has historically been cyclical and subject to significant economic downturns at various times. NPTest, Inc. may experience significant period-to-period fluctuations in future operating results due to the factors mentioned above or other factors. Such factors could negatively impact NPTest, Inc.’s cash flows from operations and liquidity.

NPTest, Inc.’s future capital requirements will depend on many factors, including its rate of revenue growth, the price received for NPTest, Inc.’s products and services, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products and enhancement to existing products, the cost of ensuring access to adequate manufacturing capacity, and the continuing market acceptance of NPTest, Inc.’s products. NPTest, Inc. believes that cash and cash equivalents will be sufficient to meet its anticipated cash needs for operations and capital investments for the next twelve months. NPTest, Inc. may seek additional equity or debt financing. Additional equity or debt financing may not be available when needed or, if available, may not be available on satisfactory terms.

Basis of Presentation

The combined financial statements have been derived from the consolidated financial statements of Schlumberger Limited. NPTest, Inc. was historically a fully integrated business of several indirect wholly owned subsidiaries of Schlumberger. Although NPTest, Inc. was not a separate company, the accompanying combined financial statements are presented as if NPTest, Inc. had existed as an entity separate from Schlumberger and its subsidiaries. The combined financial statements include the historical assets, liabilities, revenues and expenses that were directly related to the NPTest, Inc. business of Schlumberger during the periods presented. Stockholders’ net investment represents Schlumberger’s transfer of its net capital investment in NPTest, Inc., after giving effect to the net earnings of NPTest, Inc. adjusted for any cash transfers to Schlumberger and other transfers from Schlumberger.

Through the third quarter of fiscal year 2002, certain amounts of Schlumberger’s corporate expenses, including legal, accounting, employee benefits, real estate, insurance services, information technology services, treasury and other corporate and infrastructure costs, although not directly attributable to NPTest, Inc.’s operations, have benefited NPTest, Inc. and have been allocated to NPTest, Inc. on a basis that Schlumberger and NPTest, Inc. considered to be a reasonable reflection of the utilization of services provided or the benefit received by NPTest, Inc. (see Note 11). However, the financial information included herein may not reflect the

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except share and per share data)

combined financial position, operating results, changes in equity and cash flows of NPTest, Inc. in the future or what they would have been had NPTest, Inc. been a separate, stand-alone entity during the periods presented.

Interim financial statements

The results of operations for the period ended July 29, 2003 are not necessarily indicative of the results of operations to be expected for any other interim period or for the full year. Further, the preparation of combined financial statements requires management to make estimates and assumptions that affect the recorded amounts reported therein. A change in facts or circumstances surrounding the estimates could result in a change to the estimates and impact future operating results.

2. Summary of Significant Accounting Policies

Principles of combination

All significant intra-company balances and transactions have been eliminated.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While actual results could differ from these estimates, management believes that the estimates are reasonable.

Revenue recognition

NPTest, Inc. recognizes revenue in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 101 (SAB 101), “Revenue Recognition in Financial Statements” and EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. Generally, acceptance of products with published specifications is received at the factory floor prior to shipment, therefore revenue, less fair value of installation, is recognized upon shipment when legal title passes. In those limited instances where there are customer-specific acceptance conditions, revenue is only recognized upon final customer-site acceptance. NPTest, Inc.’s shipping terms are primarily freight-on-board, or FOB, shipping point. However, a portion of revenue, associated with certain installation-related tasks, based upon fair value of that service is recognized when the tasks are completed. When several elements are bundled into one contract, revenue is not recognized unless the fair value of the undelivered element(s) is objective and reliable and the delivered element has stand alone value to the customer. The total contract revenue is allocated to the individual elements based upon the relative fair value of each element. For multiple element arrangements, management having the relevant authority establishes fair value based upon vendor-specific objective evidence. The fair value of the undelivered element is either the price charged when the element is sold separately or, for an element not yet being sold separately, the price established by management. When a price is established by management it must be probable that the price will not change before the element is actually sold separately. For products that have not been demonstrated to meet product specifications prior to shipment, revenue is recognized on receipt of customer technical acceptance. In any event, no revenue is recognized before legal title passes to the customer. A provision for the estimated cost of warranty is recorded when revenue is recognized. Revenue related to spare parts is generally recognized upon shipment. Services revenue is generally recognized ratably over the period of the related contract. Deferred income includes amounts that have been billed per the contractual terms but have not been recognized as revenue. For product revenue, this typically includes the amount of deferred revenue less all product and warranty costs.

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except share and per share data)

Concentration of credit risk

Financial instruments that potentially subject NPTest, Inc. to a concentration of credit risk consist of cash and accounts receivable. Risks associated with cash are mitigated by banking with creditworthy institutions. NPTest, Inc. maintains an allowance for doubtful accounts based upon expected collectibility and performs ongoing credit evaluations of its customers’ financial condition. For certain customers located primarily in Asia, NPTest, Inc. requires them to obtain letters of credit to help reduce NPTest, Inc.’s credit risk.

Foreign currency accounting

NPTest, Inc.’s functional currencies are primarily local currencies (British Pound, Euro and Yen). All assets and liabilities recorded in functional currencies other than U.S. Dollars are translated at current exchange rates. The resulting adjustments are charged or credited directly to stockholders’ net investment in the Combined Balance Sheets. Revenue and expenses are translated at the weighted-average exchange rates for the period.

Stock based compensation

Schlumberger applies APB Opinion 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its stock option plans and its stock purchase plan. Had compensation cost for the stock-based compensation to NPTest, Inc.’s employees under the Schlumberger plans been determined based on the fair value at the grant dates for awards under those plans, consistent with the method of SFAS 123, NPTest, Inc. net income (loss) would have been as follows:

	From January 1 To July 29, 2003	December 31,
		2002	2001
Net income/(loss)
As reported	$(3,771)	$14,476	$(23,736)
Compensation expense based on fair value, net of tax effect	(275)	(1,308)	(2,809)

Pro forma	$(4,046)	$13,168	$(26,545)

Cash and cash equivalents

Cash and cash equivalents are comprised of cash and short-term investments. The short-term investments are stated at cost plus accrued interest, which approximates market, and are comprised primarily of Eurodollar time deposits, certificates of deposit and commercial paper, Euro notes and Eurobonds, substantially all denominated in U.S. Dollars. NPTest, Inc. considers short-term investments to be cash or cash equivalents as they do not have original maturities in excess of three months.

Fair value of financial instruments

The fair value of cash and cash equivalents, accounts receivable, trade accounts payable and accrued expenses are not materially different than their carrying amounts as reported at December 31, 2001, and 2002 because of their short maturities.

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except share and per share data)

Inventories

Inventories are stated at lower of cost (on a first-in, first out basis) or market. Cost includes material, labor, allocated overhead and contract manufacturing costs. Provisions are recorded to reduce excess and obsolete inventory to net realizable value.

Property, plant and equipment

Property, plant and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets as follows:

Leasehold improvements.	3-15 years
Machinery and equipment.	2-7 years

Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the lease term. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from their separate accounts, and any gain or loss on such sale is reflected in operations. Maintenance and repairs are charged to operating expense as incurred. Expenditures that substantially increase an asset’s life are capitalized.

Long-lived assets

NPTest, Inc. reviews the appropriateness of the carrying value of its long-lived assets whenever events or changes in circumstances indicate that the historical cost carrying value of an asset may no longer be appropriate. NPTest, Inc. assesses recoverability of the carrying value of the asset by estimating the future undiscounted net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value.

Research and development

All research and development expenditures are expensed as incurred, including costs relating to patents or rights that may result from such expenditures.

Taxes on income

NPTest, Inc.’s operating results historically have been included in Schlumberger’s consolidated U.S. and state income tax returns and in tax returns of Schlumberger’s foreign subsidiaries. The provision (benefit) for income taxes reflected in NPTest, Inc.’s combined financial statements has been determined on a separate return basis. No provision is made for deferred income taxes on those foreign earnings considered to be indefinitely reinvested.

Taxes on income are computed in accordance with the tax rules and regulations of the taxing authorities where the income is earned. The income tax rates imposed by these taxing authorities vary substantially. Taxable income may differ from pre-tax income for financial accounting purposes. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax asset will not be realized.

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except share and per share data)

Comprehensive income (loss)

Comprehensive income (loss) includes net income (loss) and the change in accumulated other comprehensive income (loss). NPTest, Inc.’s change in accumulated other comprehensive income (loss) shown in the combined statements of stockholders’ net investment consists solely of foreign currency translation adjustments which are not adjusted for income taxes since they relate to indefinite investments in non-U.S. operations. Other comprehensive income (losses) amounted to ($2,204) and $1,300 in the years ended December 2001 and 2002.

Recent accounting pronouncements

In January 2003, the EITF issued No. 00-21 “Accounting for Revenue Arrangements with Multiple Deliverables.” This EITF establishes the criteria for recognizing revenue in arrangements when several items are bundled into one agreement. EITF 00-21 does not allow revenue recognition unless the fair value of the undelivered element(s) is available and the element has stand-alone value to the customer. EITF 00-21 also provides guidance on allocating the total contract revenue to the individual elements based upon the available fair value of each deliverable. The implementation of this statement did not have a material impact on the financial position, results of operations and cash flows of NPTest, Inc.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity, if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. NPTest, Inc. does not expect that the adoption of FIN 46 will have a material impact on its results of operations, financial condition and cash flows.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 (“SFAS 150”), “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an Issuer classifies a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material impact on the financial position, results of operations and cash flows of NPTest, Inc.

3. Accounts Receivable

Deductions to the allowance for doubtful accounts charged to income were $91 for January 1, 2003 to July 29, 2003, $400 in 2002, and $393 in 2001.

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except share and per share data)

4. Inventory

Inventory consists of the following:

December 31, 2002
Raw materials (including spare parts)	$79,457
Work in process	14,003
Finished goods	14,208

$107,668

Inventory reserve aggregated $92,520 and $79,682 at December 31, 2001 and 2002, respectively.

NPTest, Inc. regularly monitors inventory quantities on hand and records a provision for excess and obsolete inventories based primarily on estimated forecast of product demand and production requirements. NPTest, Inc. recorded a charge to cost of net product revenue of $35,400 in October 2001 related primarily to the write down of certain inventory. This additional excess inventory charge was due to a significant decrease in forecasted revenue over the expected life cycle of the related products.

5. Property, Plant and Equipment, Net

Property, plant and equipment (net) consists of the following:

December 31, 2002
Leasehold improvements	$22,601
Machinery and equipment	45,790

Total cost	68,391
Less: Accumulated depreciation	(42,695)

$25,696

Depreciation expense totaled $10,761 in 2001, $9,522 in 2002, and $3,847 in the period January 1, 2003 through July 29, 2003.

6. Accrued Liabilities

Accrued liabilities consist of the following:

December 31, 2002
Employee incentives	$5,257
Vacation	1,844
Other employee related accruals	3,186
Deferred income	3,987
Warranty	8,126
Other	5,843

$28,243

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except share and per share data)

During the first quarter of 2001 and third quarter of 2001, NPTest, Inc. recorded charges to cost of net product revenue of $200 and $200, respectively, related to reorganization, restructuring and reduction-in-force initiatives. These initiatives resulted in the elimination of 176 positions worldwide. The restructuring accrual was fully utilized in 2001. During the third quarter of 2002, NPTest, Inc. recorded a charge of approximately $300 resulting from the elimination of 23 positions in the U.S. In addition to this, NPTest, Inc. recorded in 2002 a charge of approximately $800 for payments made to the employees of NPTest, Inc. in Japan upon the completion of a legal reorganization in that country. Both accruals have been paid at December 31, 2002.

7. Taxes on Income

Income (loss) subject to U.S. and foreign income taxes was as follows:

	From January 1 To July 29, 2003	December 31,
		2002	2001
United States	$(7,699)	$(7,639)	$(68,831)
Foreign	(427)	24,232	22,729

Total	$(8,126)	$16,593	$(46,102)

The following table shows current and deferred income tax provision (benefit) by taxing jurisdiction:

	From January 1 To July 29, 2003	December 31,
		2002	2001
Current:
United States—federal	$316	$(19,540)	$(13,833)
United States—state	(250)	(2,904)	(2,097)
Foreign	(4,872)	15,165	6,509

Total current	(4,806)	(7,279)	(9,421)

Deferred:
United States—federal	(3,727)	16,072	(11,504)
United States—state	(482)	2,066	(1,973)
Foreign	4,660	(8,742)	532

Total deferred	451	9,396	(12,945)

Total income tax provision (benefit)	$(4,355)	$2,117	$(22,366)

The following table shows the principal components of the deferred tax assets:

December 31, 2002
Inventory valuation	$29,814
Allowance for doubtful accounts	343
Warranty	2,772
Accrued liabilities and other	3,902
Property, plant and equipment	(399)
Pension and post-retirement benefits	180
Net operating loss carryforwards	—
Total	$36,612

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except share and per share data)

In the year ended December 31, 2002, the change in deferred tax assets was $20,386 of which $10,990 was related to pension and post retirement liabilities that were transferred to Schlumberger on December 31, 2002. The charge in deferred tax assets from January 1 to July 29, 2003 was $451.

The reconciliation between the statutory U.S. federal income tax on pretax income (loss) and the actual income tax provision (benefit) is:

	From January 1 To July 29, 2003	December 31,
		2002	2001
Federal income tax provision (benefit)	$(2,844)	$5,808	$(16,136)
State income taxes, net of federal income tax effect	(382)	(297)	(4,070)
Foreign operations taxed at other than U.S. rates	(298)	(2,061)	(914)
Tax credits	(883)	(1,684)	(1,600)
Permanent differences	52	351	354

Income tax provision (benefit)	$(4,355)	$2,117	$(22,366)

8. Pension and Other Benefit Plans

These combined financial statements include allocations of Schlumberger Technology Corporation assets, liabilities and expenses related to pensions and other benefit plans managed by Schlumberger on a consolidated basis. In general these allocations were based upon actuarial calculations of the employee base. In October 2002, Schlumberger Limited terminated the participation of NPTest, Inc. employees in both the Schlumberger Pension Plan and the US Group Health Care Plan and Trust effective December 31, 2002. Upon termination of NPTest, Inc.’s participation, Schlumberger has also assumed the liabilities as of December 31, 2002 relating to these plans and any future obligations relating to these liabilities. NPTest, Inc. has therefore recorded a curtailment gain of $8,667 as of December 31, 2002 and has transferred the remaining liabilities of $26,240 to Schlumberger along with the related deferred tax assets of $10,990 through stockholder’s net investment. The North America 401(k) plan has been enhanced to mitigate the impact of the pension plan curtailment.

North America 401(k) plan

The 401(k) plan matches dollar-for-dollar, up to 4%, of employee’s contribution per pay period. If NPTest, Inc.’s net income is positive for the year, management may elect to further match the employee’s contributions up to 2%. In years of significant profitability, after completing the 401(k) match, management may elect to make profit sharing contributions. NPTest, Inc. has contributed $979 and $1,764, respectively, for the years ended December 31, 2001 and 2002 to the 401(k) plan, and $963 for the period January 1 to July 29, 2003.

U.S. Pension Plans

Prior to termination of NPTest, Inc.’s participation described above, Schlumberger Technology Corporation, a wholly owned subsidiary of Schlumberger, sponsored several defined benefit pension plans that cover substantially all employees. The benefits are based on years of service and compensation on a career-average pay basis. These plans are fully funded with a trustee in respect to past and current service. Charges to expense are based upon costs computed by independent actuaries. The funding policy is to annually contribute amounts that are allowable for federal income tax purposes. These contributions are intended to provide for benefits earned to date and those expected to be earned in the future.

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except share and per share data)

The assumed discount rate, compensation increases and return on plan assets used to determine pension expense in 2001 were 7.5%, 4.5% and 9.0%, respectively. In 2002, the assumptions were 7.3%, 3.0% and 8.5%, respectively.

Allocated net pension cost in the U.S. for 2001 and 2002 included the following components:

	December 31,
	2002	2001
Service costs—benefits earned during the period	$2,289	$2,475
Interest cost on projected benefit obligation	3,158	3,059
Expected return on plan assets; actual return of $871, $(2,174) and $3,646	(2,867)	(3,048)
Amortization of transition assets	—	(62)
Amortization prior service cost/other	208	209
Amortization of unrecognized net gain		(82)
Curtailment loss	693	—

Total pension cost after curtailment loss	$3,481	$2,551

The change in the projected benefit obligation, plan assets and funded status of the plans at December 31, 2002 was as follows:

Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$47,047
Service cost	2,289
Interest cost	3,158
Actuarial losses	1,489
Benefits paid	(1,704)
Curtailment	(5,410)

Projected benefit obligation at end of the year	$46,869

Change in plan assets:
Plan assets at market value at beginning of the year	$33,542
Actual return on plan assets	(3,646)
Benefits paid	(1,704)
Plan assets at market value at end of the year	$28,192

Deficit/(excess) of assets over projected benefit obligation	$18,677
Unrecognized net loss	(3,510)
Unrecognized prior service cost	—
Pension liability transferred to Schlumberger	(15,167)

Pension liability	$—

The assumed discount rate, the rate of compensation increases and the expected long-term rate of return on plan assets used to determine the projected benefit obligations were 6.8%, 3.0% and 8.5%, respectively, in 2002. Plan assets on December 31, 2002, consisted of common stocks ($16,378), cash or cash equivalents ($3,063), fixed income investments ($7,126) and other investments ($1,625). On December 31, 2002, there is no investment of the plan assets in Schlumberger common stock.

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except share and per share data)

Non-U.S. pension plans

Outside the U.S., NPTest, Inc. sponsored several defined benefit and defined contribution plans that cover substantially all employees. Where applicable, employees are covered by statutory plans. For defined benefit plans, charges to expense are based upon costs computed by independent actuaries. These plans are substantially fully funded with trustees in respect to past and current service.

At December 31, 2002, the pension liability was $445. The expenses associated to these plans were not material in the years ended December 31, 2001 and 2002 or during the period January 1, 2003 through July 29, 2003.

Post-retirement benefits other than pensions

Prior to termination of NPTest, Inc.’s participation described above, Schlumberger Technology Corporation provided certain health care benefits to former employees who have retired under the U.S. pension plans.

The principal actuarial assumptions used to measure costs were a discount rate of 7.5% in 2001 and 7.3% in 2002. The overall medical cost trend rate assumption is 9.5% graded to 5.0% over the next six years and 5.0% thereafter.

Allocated net periodic post-retirement benefit cost in the U.S. for 2001 and 2002 included the following components:

	December 31,
	2002	2001
Service costs—benefits earned during the period	$856	$717
Interest cost on accumulated post-retirement benefit obligation	1,260	1,046
Amortization of unrecognized net gain and other	(12)	(12)
Curtailment gain	(9,360)	—

Net post-retirement benefit (income)/cost after curtailment	$(7,256)	$1,751

The change in accumulated post-retirement benefit obligation and funded status on December 31, 2002 was as follows:

2002
Accumulated post-retirement benefit obligation at the beginning of the year	$16,230
Service cost	856
Interest cost	1,260
Actuarial losses	3,143
Benefits paid	(512)
Curtailment	(9,904)

Accumulated post-retirement benefit obligation at the end of the year	11,073
Unrecognized net gain	—
Unrecognized prior service cost/other	—
Post-retirement benefit liability transferred to Schlumberger	(11,073)

Post-retirement benefit liability	$—

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except share and per share data)

The components of the accumulated post-retirement benefit obligation on December 31 2002, were as follows:

2002
Retirees	$6,497
Fully eligible	4,576
Actives	—
Total	$11,073

The assumed discount rate used to determine the accumulated post-retirement benefit obligation was 6.8% for 2002.

If the assumed medical cost trend rate was increased by one percentage point, health care cost in 2002 would have been $2,610, and the accumulated post-retirement benefit obligation would have been $12,486 on December 31, 2002.

If the assumed medical cost trend rate was decreased by one percentage point, health care cost in 2002 would have been $1,736, and the accumulated post-retirement benefit obligation would have been $9,887 on December 31, 2002.

9. Leases and Lease Commitments

Minimum rental commitments under non-cancelable operating leases, primarily real estate and office facilities in effect at July 29, 2003 for the period from July 30, 2003 through December 31, 2003 is $1,976, while commitments for years beyond 2003 are as follows:

Years ending December 31,
2004	$4,330
2005	4,923
2006	4,746
2007	3,892
and thereafter	8,741

Total	$26,632

Operating lease rental expense aggregated $6,820 and $4,760 for 2001 and 2002 respectively.

10. Stock Option Plans and Employee Stock Purchase Plan

Employees of NPTest, Inc. participated in the Schlumberger stock option plans. As of December 31, 2002, Schlumberger had two types of stock-based compensation plans, which are described below.

Stock Option Plans

During 2001 and 2002, and in prior years, officers and key employees were granted stock options under Schlumberger stock option plans. For all of the stock options granted, the exercise price of each option equals the market price of Schlumberger stock on the date of grant; an option’s maximum term is ten years, and options generally vest in 20% increments over five years. There were no options granted to officers and employees of NPTest in 2003 under the Schlumberger stock option plans.

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except share and per share data)

As required by SFAS 123, the fair value of each grant is estimated on the date of grant using the multiple option Black-Scholes option-pricing model with the following weighted-average assumptions used for 2001 and 2002: dividend of $0.75; 32-35% for 2001 grants and 35-36% for 2002 grants; risk-free interest rates of 3.9-5.0% for 2001 grants and 4.73% for the 2002 grants; and expected option lives of 5.02 years for 2001 grants and 5.07 years for 2002 grants.

A summary of the status of the stock option grants to employees of NPTest, Inc. under Schlumberger stock option plans as of December 31, 2001 and 2002 and changes during the years ending on those dates is presented below:

	Year Ending December 31
	2002		2001
	Average Shares	Weighted Exercise Price	Average Shares	Weighted Exercise Price
Fixed Option
Outstanding at beginning of year	630,181	$58.27	617,442	$57.83
Granted/Transferred In	3,750	$55.75	25,000	$62.38
Exercised	(32,948)	$31.13	(9,761)	$34.95
Forfeited	(4,648)	$82.31	(2,500)	$82.28

Outstanding at year-end	596,335	$82.31	630,181	$58.27

Options exercisable at year-end	437,557		384,140
Weighted-average fair value of Options granted during the year	$20.12		$17.72

Employee Stock Purchase Plan

Under the Schlumberger Discounted Stock Purchase Plan, Schlumberger is authorized to issue up to 22,012,245 shares of common stock to its employees. Under the terms of the Plan, employees can choose each year to have up to 10% of their annual earnings withheld to purchase Schlumberger common stock. The purchase price of the stock is 85% of the lower of its beginning or end of the Plan year market price. Under the Plan, Schlumberger sold 45,652 shares in 2001 and 51,727 shares in 2002 to employees of NPTest, Inc. Compensation cost has been computed for the fair value of the employees’ purchase rights and included in the preceding pro forma presentation, using the Black- Scholes model with the following assumptions for 2000, 2001 and 2002: dividend of $0.75; expected life of one year; expected volatility of 36% for 2001 and 34% for 2002; and risk-free interest rates of 3.03% for 2001 and 1.74% for 2002. The weighted average fair value of those purchase rights granted in 2001 and 2002 was $15.54 and $13.32, respectively.

2002 Stock Option Plan

In May 2002, NPTest, Inc.’s board of directors adopted and NPTest, Inc.’s stockholders approved the 2002 Stock Option Plan, referred to as the “2002 Plan.” The Plan was never made effective and was terminated in June 2003.

11. Related Party Transactions

The combined financial statements include allocations of certain corporate expenses, including legal, accounting, employee benefits, real estate, insurance services, information technology services, treasury and other corporate and infrastructure costs. These services were provided until the third quarter of 2002 by wholly owned subsidiaries of Schlumberger and are allocated to NPTest, Inc. These allocations have been determined on

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except share and per share data)

bases that Schlumberger and NPTest, Inc. considered to be a reasonable reflection of the utilization of services provided or the benefit received by NPTest, Inc. The allocation methods are based on the nature of the costs being allocated and include relative sales, headcount, square footage and others. Allocated costs included in the combined statement of operations for year ended December 31, 2002 and 2001 were as follows:

	2002	2001
Selling, general and administrative	$4,023	$8,396

Cost of net revenue includes amounts of $1,848 and $3,904, respectively, for the years ended December 31, 2001 and 2002 respectively, for net costs related to manufacturing outsourced to the Schlumberger factory in St. Etienne, France.

There was no intercompany debt with Schlumberger and its subsidiaries. All net contributions from Schlumberger and its subsidiaries were of a permanent nature and are included within stockholder’s net investment.

Current related party receivables and payables balances included in the combined balance sheets represent amounts arising from inter-company transactions entered into by NPTest, Inc., to settle outstanding intercompany receivables and payables with other Schlumberger entities. Related party payables primarily relate to payroll, other employee costs and other shared services paid by Schlumberger on behalf of NPTest, Inc.

In certain countries, there are tax sharing arrangements between NPTest, Inc. and the respective entity of Schlumberger. In certain countries, NPTest, Inc. is a division of the Schlumberger legal entity that is the ultimate taxpayer in that jurisdiction.

It is not practical to disclose what the operating results would have been had NPTest, Inc. operated on a stand-alone basis.

There are no lease commitments to Schlumberger or any of its subsidiaries.

12. Commitments and Contingencies

NPTest, Inc. is party to various legal proceedings and claims which arise in the ordinary course of business. As of December 31, 2002 there are no such matters pending that NPTest, Inc. expects to have a material effect on NPTest, Inc.’s financial condition, results of operations and cash flows.

NPTest, Inc. accrues for warranty costs based on historical trends of product failure rates and the expected material and labor costs to provide warranty services. The majority of products are generally covered by a warranty ranging from 90 days to two years. The following table summarizes the activity related to accrual for the product warranty during the year ended December 31, 2002 and for the period from January 1 to July 29, 2003:

Warranty
Balance at January 1, 2002	$9,310
Accrual for warranties during the year	12,095
Settlements made during the year	(13,279)

Balance at December 31, 2002 (included in accrued liabilities)	8,126
Accrual for warranties from January 1 to July 29, 2003	5,650
Settlements made during the year	(5,689)

Balance at December 31, 2002 (included in accrued liabilities)	$8,087

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except share and per share data)

NPTest, Inc. indemnifies certain customers, distributors, suppliers, and subcontractors for attorney fees and damages and costs awarded against parties in certain circumstances in which its products are alleged to infringe third-party intellectual property rights, including patents, registered trademarks, or copyrights. The terms of indemnification obligations are generally perpetual from the effective date of the agreement. In certain cases, there are limits on and exceptions to the potential liability for indemnification relating to intellectual property infringement claims. NPTest, Inc. cannot estimate the amount of potential future payments, if any, that it might be required to make as a result of these agreements. To date, NPTest, Inc. has not paid any claim or been required to defend any claim related to its indemnification obligations, and accordingly, NPTest, Inc. has not accrued any amounts for indemnification obligations. However, there can be no assurances that NPTest, Inc. will not have any future financial exposure under those indemnification obligations.

13. Segment Information

NPTest, Inc. has adopted SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” This statement requires enterprises to report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products, geographic areas and major customers. The method of determining what information to report is based upon the “management” approach. NPTest, Inc.’s chief operating decision-maker reviews revenues by both geography and customer. NPTest, Inc. is not organized into business units nor does NPTest, Inc. capture expenses or allocate resources based on segmentation of the business. Therefore, NPTest, Inc. believes that it operates in a single industry segment.

Its revenue by geographic area based on the location of its customers is as follows:

	From January 1 To July 29, 2003	December 31,
		2002	2001
France	$14,599	$22,132	$22,409
Italy	6,880	4,530	13,176
Other in Europe	3,731	8,426	16,146
United States	64,058	126,267	86,042
Other in North America	1,225	1,307	754
Taiwan	17,489	41,562	19,667
Malaysia	5,177	11,819	27,912
Other in Asia	3,484	6,019	14,336
Japan	13,227	21,429	20,490

Total	$129,870	$243,491	$220,932

Revenue outside North America was 61% and 48% of total revenue for the years ended December 31, 2001 and 2002, respectively and 50% for the period from January 1 to July 29, 2003.

Intel and ST Microelectronics accounted for approximately 37% and 18% of revenue for the year ended December 31, 2001, 52% and 10% of revenue for the year ended December 31, 2002, 41% and 14% of revenue for the period from January 1 to July 29, 2003.

Intel and ST Microelectronics accounted for approximately 17% and 13% of Accounts Receivable at December 31, 2002.

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except share and per share data)

Property and equipment by location is as follows:

Property and equipment, net:
United States	$24,149
Other countries	1,547

Total	$25,696

14. Subsequent Events

Sale of NPTest, Inc. by Schlumberger

Stock Purchase and Sale Agreement

On July 29, 2003, NPTest (a wholly-owned subsidiary of NPTest Holding LLC) purchased NPTest, Inc. from Schlumberger for approximately $222,479 subject to a customary post-closing working capital adjustment. In connection with the acquisition, NPTest agreed that Schlumberger would have a right to participate, to a limited extent, in a portion of future increases in the value of the business.

In particular, under the agreement, NPTest will be required to make payments to Schlumberger under the following scenarios:

•	if NPTest Holding, LLC at any time distributes to its members of NPTest stock, or other consideration in respect of NPTest stock of NPTest with a cumulative aggregate value in excess of $330,000. Upon the first such distribution, NPTest Holding, LLC would make a payment equal to 15% of the excess of the aggregate value of the distribution by NPTest Holding, LLC to its members over $330,000 which would be in the same form (i.e. cash or stock) as the distribution. Upon any subsequent distribution, NPTest would make a payment equal to 15% of that subsequent distribution; or

•	on the earlier of (i) the first anniversary of the completion of this offering or (ii) the date after the offering that NPTest Holding, LLC has received at least $330,000 in cash proceeds and/or distributions related to the stock of NPTest. Upon this date, Schlumberger will have the option, at its election (a “Value Increase Election”), to receive from NPTest a one-time payment, in lieu of any other payments, equal to 15% of the excess over $330,000 of the sum of the then current value of NPTest Holding, LLC’s remaining holdings of the stock of NPTest plus any proceeds related to the stock of NPTest previously received by NPTest Holding, LLC; or

•	on the earlier of (i) the first anniversary of the closing of a merger, acquisition or sale of all or substantially all of the assets of NPTest in which either (a) NPTest Holding, LLC receives (together with all cash proceeds related to the stock of NPTest previously received by NPTest Holding, LLC) at least $330,000 in cash proceeds and/or distributions related to the stock of NPTest or (b) NPTest Holding, LLC receives proceeds consisting only of cash and freely tradeable securities, or (ii) the date after such a merger, acquisition or sale that NPTest Holding, LLC has received at least $330,000 in cash proceeds related to the stock of NPTest. Upon this date, Schlumberger will have the option, at its election (an “Acquisition Election”), to receive from NPTest a one-time payment, in lieu of any other payments, equal to 15% of the excess over $330,000 of the sum of the then current value of NPTest Holding, LLC’s remaining holdings of the stock of NPTest plus any proceeds related to the stock of NPTest previously received by NPTest Holding, LLC plus the consideration received by NPTest Holding, LLC from the acquisition.

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except share and per share data)

If Schlumberger makes a Value Increase Election or an Acquisition Election, NPTest may choose to make the payment in any combination of cash or stock. If NPTest makes the payment in stock, NPTest has agreed to use its reasonable efforts to give Schlumberger customary registration rights.

Intellectual Property Cross-License Agreement

In connection with the acquisition from Schlumberger, NPTest entered into an Intellectual Property Cross-License Agreement with Schlumberger pursuant to which each party grants a personal, irrevocable, non-exclusive, worldwide, fully-paid, royalty-free and generally non-transferable license to its technology to the other party in connection with the other party’s non-competitive business (subject to certain restrictions), but only to the extent the technology has been disclosed to or is in the possession of the other party as of the effective date of the acquisition. Each party will be able to sublicense the technology licensed to its distributors, resellers, customers, systems integrators, distribution channels and, subject to certain limitations, transferees of any going businesses of such party. The purpose of the license agreement is to enable each party to continue to operate their businesses as conducted before the acquisition without infringing on the intellectual property rights of the other party.

Transition Services Agreement

In connection with the acquisition from Schlumberger, NPTest entered into a transition services agreement with Schlumberger through certain of its subsidiaries under which NPTest and Schlumberger will provide each other various services to facilitate the sale of the business. Under the transition services agreement, NPTest agreed to provide Schlumberger with access to certain information systems and facilities, accounting services and certain other assistance in transitioning the separation of NPTest’s business. NPTest is required to provide these services until December 31, 2003, unless Schlumberger elects to shorten or extend this period in accordance with the agreement. During the time that these services are provided, Schlumberger is required to pay NPTest $89 per month. The transition services agreement also requires Schlumberger to provide NPTest services that include payroll, continuation of employee benefits, retirement plans and services related to its facilities. Schlumberger is required to provide these services until July 29, 2004, unless NPTest elects to shorten this period in accordance with the agreement. During the time that Schlumberger provides these services, NPTest is required to pay Schlumberger up to $10 per month with respect to payroll services and additional fees that vary by country and facilities with respect to the other services being provided.

Taxes

All taxes and tax benefits of the U.S. federal consolidated group and of any state combined group in which NPTest is included through the date of sale will be for the account of Schlumberger. In general, NPTest will be responsible for all other income taxes, and will be entitled to all other income tax benefits, attributable to it. The agreement sets out certain limits on NPTest’s ability to obtain a refund from a carryback to a year in which NPTest and Schlumberger joined in a consolidated or combined return. The agreement also provides that NPTest will indemnify Schlumberger for any taxes for which NPTest is responsible under the agreement and Schlumberger will indemnify NPTest for any taxes for which Schlumberger is responsible under the agreement. In addition, the agreement defines responsibilities for the preparation and filing of returns and payment of taxes and includes provisions concerning indemnification, provision of information, mutual cooperation and related matters.

NPTest, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(amounts in thousands, except share and per share data)

Agreements with Francisco Partners

Advisory Agreement

In July 2003, NPTest entered into an advisory agreement with Francisco Partners pursuant to which Francisco Partners may provide financial, advisory and consulting services to NPTest and its subsidiaries. This agreement will be amended effective upon the completion of the initial public offering of NPTest common stock. Under the original agreement, in exchange for such services (if and when provided), Francisco Partners would be entitled to receive fees billed at their customary rates for actual time spent performing such services plus reimbursement for out-of-pocket expenses. In lieu of these hourly fees, Francisco Partners may elect to receive an annual advisory fee in an amount equal to the greater of $2,000 per year or 0.6% of NPTest’s consolidated annual revenue for the last twelve months, plus out-of-pocket expenses. There are no minimum levels of service required to be provided pursuant to the advisory agreement. The advisory agreement has an initial term of ten years. The advisory agreement includes customary indemnification provisions in favor of Francisco Partners. Francisco Partners and Shah Management received a one-time fee of $6,270, plus reasonable out-of-pocket expenses for services rendered in connection with the structuring of the financing of the acquisition from Schlumberger.

Loan Guaranty

In connection with the acquisition of NPTest, Inc., NPTest received a $75,000 senior term loan from Citicorp North America, Inc., an affiliate of one of the underwriters of NPTest’s proposed initial public offering, which it intends to repay using a portion of the proceeds of the initial public offering of NPTest common stock. Francisco Partners has guaranteed the repayment of that loan. The guarantee will terminate upon repayment of the senior term loan. The senior term loan bears interest at an annual rate of LIBOR plus 150 basis points and matures on July 29, 2006.

SCHEDULE II

Valuation and Qualifying Accounts

(in thousands)	Balance at Beginning of Period	Charged to Expense	Deductions	Balance At End of Period
NPTest Holding Corporation
Period from July 30 to December 31, 2003
Allowance for Doubtful Accounts	$0	300	0	$300
NPTest, Inc. (Predecessory Company)
Period from January 1 to July 29, 2003
Allowance for Doubtful Accounts	$938	15	953	$0
Year Ended December 31, 2002
Allowance for Doubtful Accounts	$1,338		400	$938
Year Ended December 31, 2001
Allowance for Doubtful Accounts	$1,731		393	$1,338

ANNEX A

AGREEMENT AND PLAN OF REORGANIZATION

BY AND AMONG

CREDENCE SYSTEMS CORPORATION

CATALINE CORPORATION

AND

NPTEST HOLDING CORPORATION

February 22, 2004

A-i

A-ii

SCHEDULES

Company Disclosure Schedule
Parent Disclosure Schedule

EXHIBITS

Exhibit A	Voting Agreement
Exhibit B	Lock-up Agreement
Exhibit C	Registration Rights Agreement
Exhibit D	Certificate of Merger
Exhibit E	Confidentiality Agreement
Exhibit F	FIRPTA Notice
Exhibit G-1	Certificate of Officer of Company
Exhibit G-2	Certificate of Officer of Parent
Exhibit H	First Amendment to Rights Agreement of Parent

A-iii

AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION (the “Agreement”) is made as of February 22, 2004 (the “Execution Date”) by and among CREDENCE SYSTEMS CORPORATION, a Delaware corporation (“Parent”), CATALINE CORPORATION, a Delaware corporation (“Merger Sub”), and NPTEST HOLDING CORPORATION, a Delaware corporation (“Company”).

RECITALS

A. The Boards of Directors of Parent, Merger Sub and Company each have determined that the merger of Company with and into Merger Sub pursuant to the terms and subject to the conditions set forth herein (the “Merger”) is in the best interests of their respective companies and stockholders.

B. Merger Sub is a wholly owned subsidiary of Parent.

C. Pursuant to the Merger, among other things, each outstanding share of common stock of Company shall be converted into a pro rata share of the Merger Consideration as set forth in Section 1.6(b).

D. Company and Parent desire to make certain representations, warranties, covenants and other agreements in this Agreement in connection with the Merger.

E. The parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”), and to cause the Merger to qualify as a reorganization under the provisions of Sections 368(a) of the Code.

F. The parties intend that, for financial accounting purposes, the Merger shall be accounted for as a purchase transaction.

G. As an inducement to Parent to enter into this Agreement, NPTest Holding, LLC, a Delaware limited liability company (“NPTest Holding”), has concurrently herewith entered into an agreement in the form of Exhibit A hereto (the “Voting Agreement”) to vote certain shares of Company’s Common Stock (as defined in Section 1.6(a) hereof) owned by NPTest Holding to approve the Merger and this Agreement and to subject such shares to certain restrictions on disposition of such shares.

H. Parent and certain other parties have also entered into concurrently and in connection herewith a lock-up agreement in the form of Exhibit B hereto, a registration rights agreement in the form of Exhibit C hereto and a First Amendment to Rights Agreement dated as of February 20, 2004, to Rights Agreement dated as of June 2, 1998 between Parent and Equiserve Trust Company, N.A. (the “Rights Agreement”) in the form of Exhibit H hereto (such agreements, together with the Voting Agreement, the “Ancillary Agreements”).

NOW, THEREFORE, in consideration of the covenants and representations set forth herein, and for other good and valuable consideration, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger.

Subject to and in accordance with the terms and conditions set forth in this Agreement, at the “Effective Time” (as defined in Section 1.2 hereof), Company shall be merged with and into Merger Sub, which shall be the surviving corporation (the “Surviving Corporation”) in the Merger, and the separate existence of Company shall thereupon cease.

1.2 Closing; Effective Time.

The closing of the transactions contemplated hereby (the “Closing”) shall take place as soon as practicable after the satisfaction or (to the extent permitted hereby) waiver of each of the conditions set forth in Article VI hereof or at such other time as the parties hereto agree (the “Closing Date”). The Closing shall take place at the offices of Morrison & Foerster, LLP, 755 Page Mill Road, Palo Alto, California, or at such other location as the parties hereto agree. In connection with the Closing, the parties hereto shall cause the Merger to be consummated by filing the Certificate of Merger, in the form attached hereto as Exhibit D (the “Certificate of Merger”), with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of Delaware Law (the time of such filing with the Secretary of State of Delaware being the “Effective Time” and the date of such filing, the “Effective Date”).

1.3 Effect of the Merger.

At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the Delaware General Corporation Law (“Delaware Law”). Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.4 Certificate of Incorporation; Bylaws.

(a) At the Effective Time, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation.

(b) The Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Bylaws.

1.5 Directors and Officers.

At the Effective Time, the directors of Merger Sub, serving in such capacity immediately prior to the Effective Time, shall be the directors of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified. The officers of Merger Sub, holding office immediately prior to the Effective Time, shall be the officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified.

1.6 Effect on Capital Stock.

(a) Certain Definitions.

“Cash Exchange Ratio” shall mean cash in the amount of Five Dollars and Seventy-Five Cents ($5.75).

“Company Common Stock” shall mean shares of the common stock of Company, $0.001 par value.

“Company Options” shall mean any and all options or other rights to purchase or otherwise acquire shares of Company Common Stock, whether or not presently exercisable or subject to additional conditions prior to exercise, under and pursuant to the Company 2003 Stock Incentive Plan (the “Company Stock Option Plan”).

“Merger Consideration” shall mean the aggregate of (i) the Parent Common Stock Consideration (including cash payable in lieu of fractional shares pursuant to Section 1.6(f)), (ii) the Parent Non-Voting

Convertible Stock Consideration (including cash payable in lieu of fractional shares pursuant to Section 1.6(f)), and (iii) the cash payable in exchange for all Company Common Stock pursuant to Section 1.6(b).

“Non-Voting Exchange Ratio” shall mean 0.008.

“Parent Common Stock” shall mean shares of the common stock of Parent, $0.001 par value.

“Parent Common Stock Consideration” shall mean that number of shares of Parent Common Stock issuable pursuant to Section 1.6(b), together with the rights attached thereto and issued pursuant to the Rights Agreement, in exchange for the shares of Company Common Stock held by all holders thereof, except NPTest Holding.

“Parent Non-Voting Convertible Stock” shall mean the shares of non-voting convertible stock of Parent, $0.001 par value, to be issued to NPTest Holding in the Merger, pursuant to the Certificate of Designations, Preferences and Rights (the “Parent Non-Voting Convertible Stock Certificate of Designations”) which shall (a) be in form and substance reasonably satisfactory to each of Parent, Company and NPTest Holding as contemplated by Section 5.19, and (b) provide, inter alia, as follows:

(i) The holders of Parent Common Stock and Parent Non-Voting Convertible Stock shall be entitled to share ratably in proportion to the number of shares held by them (assuming full conversion of the Parent Non-Voting Convertible Stock into Parent Common Stock at the then current Non-Voting Conversion Ratio), in any and all economic rights of holders of the capital stock of Parent, including, but not limited to, any and all dividends and distributions and, except as set forth in the proviso immediately below, any and all assets of Parent that are available for distribution to its stockholders in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Parent (a “Liquidation”); provided that, in the event of any Liquidation, before any payment or distribution of Parent’s assets (whether capital or surplus) shall be made to or set apart for the holders of Parent Common Stock, holders of Parent Non-Voting Convertible Stock shall be entitled to receive $0.001 per share of Parent Non-Voting Convertible Stock;

(ii) The Parent Non-Voting Convertible Stock shall not be entitled to vote on any matter on which the stockholders of Parent shall be entitled to vote, and no such Parent Non-Voting Convertible Stock shall be included in determining the number of shares of Parent Common Stock voting or entitled to vote on any such matter;

(iii) Upon any transfer by NPTest Holding of any share of Parent Non-Voting Convertible Stock to any Person (and if NPTest Holding shall so elect before Closing, at the option of the holder thereof), then any such share shall automatically and thereafter (or, as applicable, upon and after any exercise of that option), without any action on the part of transferor, transferee or Parent, be converted into 100 fully paid and non-assessable shares of Parent Common Stock (such ratio, as adjusted pursuant to customary anti-dilution protections in the Non-Voting Convertible Stock Certificate of Designations, the “Non-Voting Conversion Ratio”). For the sake of clarity, upon any such conversion, any such Parent Common Stock shall have full voting rights (i.e., entitled to vote on any matter on which the stockholders of Parent shall be entitled to vote, and shall be included in determining the number of shares of Parent Common Stock voting or entitled to vote on any such matter).

“Parent Non-Voting Convertible Stock Consideration” shall mean that number of shares of Parent Non-Voting Convertible Stock issuable pursuant to Section 1.6(b), together with the rights attached thereto and issued pursuant to the Rights Agreement, in exchange for the shares of Company Common Stock held by NPTest Holding.

“Parent Stock Price” shall mean the average (rounded to the nearest  1/100) of the volume weighted averages (rounded to the nearest  1/10,000) of the trading prices of a share of Parent Common Stock on the NASDAQ National Market System (“NASDAQ”), as reported by Bloomberg Financial Markets (or such other sources the parties shall agree in writing) on the Effective Date.

“Stock Exchange Ratio” shall mean 0.800.

(b) Conversion of Company Common Stock. By virtue of the Merger and without any further action on the part of Parent, Company, Merger Sub or the holders of any of Company’s securities, at the Effective Time, the shares of Company Common Stock issued and outstanding immediately prior to the Effective Time, but excluding all Dissenting Shares (as defined in Section 1.6(h)) and any shares cancelled pursuant to Section 1.6(c), will be cancelled and extinguished and automatically converted into: (i) in the case of NPTest Holding, the right to receive (u) that number of shares of Parent Non-Voting Convertible Stock, together with the rights attached thereto and issued pursuant to the Rights Agreement, that is equal to the Non-Voting Exchange Ratio multiplied by the number of shares of Company Common Stock then owned by NPTest Holding, (v) cash equal to the Cash Exchange Ratio multiplied by the number of shares of Company Common Stock then owned by NPTest Holding; and (w) cash in lieu of fractional shares in accordance with Section 1.6(f); and (ii) in the case of holders of Company Common Stock, other than NPTest Holding, the right to receive (x) that number of shares of Parent Common Stock, together with the rights attached thereto and issued pursuant to the Rights Agreement, that is equal to the Stock Exchange Ratio multiplied by the number of shares of Company Common Stock owned by those holders (i.e., other than NPTest Holding); (y) cash equal to the Cash Exchange Ratio multiplied by the number of shares of Company Common Stock owned by holders, other than NPTest Holding; and (z) cash in lieu of fractional shares in accordance with Section 1.6(f).

(c) Cancellation of Company Common Stock Owned by Company. At the Effective Time, all shares of Company Common Stock that are owned by Company as treasury stock and each share of Company Common Stock owned by Parent or any direct or indirect wholly owned subsidiary of Company or Parent shall be cancelled and extinguished without any conversion thereof.

(d) Treatment of Company Options. At the Effective Time, the Company Stock Option Plan and all Company Options then outstanding under the Company Stock Option Plan shall be assumed by Parent and converted into Parent Options in accordance with Section 5.8 hereof.

(e) Adjustments to Exchange Ratios. The Stock Exchange Ratio, the Non-Voting Conversion Ratio, the Non-Voting Exchange Ratio and Cash Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock, Parent Non-Voting Convertible Stock or Company Common Stock), reorganization, recapitalization or other like change with respect to Parent Common Stock, Parent Non-Voting Convertible Stock or Company Common Stock occurring after the date hereof and prior to the Effective Time.

(f) Fractional Shares. No fraction of a share of Parent Common Stock will be issued, but in lieu thereof each holder of shares of Company Common Stock or Parent Non-Voting Convertible Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock or Parent Non-Voting Convertible Stock (after aggregating all shares of Parent Common Stock or Parent Non-Voting Convertible Stock to be received by such holder, including all fractional shares) shall receive from Parent an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the Parent Stock Price, less any amount required to be withheld under foreign, federal, state or local tax laws.

(g) Capital Stock of Merger Sub. At the Effective Time, each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

(h) Dissenting Shares. Notwithstanding anything to the contrary set forth in this Agreement, all shares of Company Common Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such shares in accordance with Delaware Law (the “Dissenting Shares”) shall not be converted into a right to receive a pro rata portion of the Merger Consideration, unless such holder fails to perfect, withdraws or otherwise loses the right to appraisal. If, after the Effective Time, such holder fails to perfect, withdraws or loses the right to appraisal, such shares of Company Common Stock shall be treated as if they had been converted as of the Effective Time into a right to receive a pro rata portion of the Merger Consideration. Company shall give Parent prompt notice of any demands received by Company for appraisal of shares of Company Common Stock, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, Company shall not make any payment with respect to, or offer to settle or settle, any such demands.

1.7 Surrender of Certificates.

(a) Exchange Agent. Parent’s transfer agent, Equiserve Trust Company, N.A., shall act as the exchange agent (the “Exchange Agent”) in the Merger.

(b) Parent to Provide Parent Common Stock, Parent Non-Voting Convertible Stock and Cash. At or before the Effective Time, Parent shall make available to the Exchange Agent for exchange in accordance with this Article I, through such reasonable procedures as Parent may adopt, (i) the shares of Parent Common Stock and Parent Non-Voting Convertible Stock issuable pursuant to Section 1.6(b) in exchange for shares of Company Common Stock outstanding immediately prior to the Effective Time, and (ii) cash in an amount sufficient to permit payment of cash payable pursuant to Section 1.6(b) and cash payable in lieu of fractional shares pursuant to Section 1.6(f), less any amounts required to be withheld from such cash under foreign, federal, state or local laws.

(c) Exchange Procedures.

(i) As soon as reasonably practical after the Effective Time, the Parent shall cause to be mailed to each holder of record of (A) certificates representing shares of Common Stock or Parent Non-Voting Convertible Stock (the “Certificates”) or (B) uncertificated shares of Common Stock (the “Uncertificated Shares”), at the Effective Time, whose shares were converted into the right to receive the consideration set forth in Section 1.6(b) (and cash in lieu of fractional shares, less any amount required to be withheld from such cash under foreign, federal, state or local tax laws), (1) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent, and shall be in such form and have such other provisions as Parent may reasonably specify), and (2) instructions for use in effecting the surrender of the Certificates or transfer of the Uncertificated Shares in exchange for certificates representing shares of Parent Common Stock, Parent Non-Voting Convertible Stock and cash that such holder has the right to receive pursuant to Section 1.6(b) (and cash in lieu of fractional shares, less any amount required to be withheld from such cash under foreign, federal, state or local tax laws).

(ii) Each holder of shares of Company Common Stock that have been converted into the right to receive a pro rata portion of the Merger Consideration (pursuant to Section 1.6(b)) shall be entitled to receive, upon (A) surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, or (B) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, (X) a certificate representing the number of whole shares of Parent Common Stock or Parent Non-Voting Convertible Stock that such holder is entitled to receive pursuant to Section 1.6(b), (Y) cash that such holder is entitled to receive pursuant to Section 1.6(b), and (Z) if applicable, the cash payment in lieu of fractional shares that such holder is entitled to receive pursuant to Section 1.6(f), and the Certificate or Uncertificated Share so surrendered or transferred shall forthwith be cancelled.

(iii) In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, the Exchange

Agent will issue or cause to be issued to such Person in exchange for such lost, stolen or destroyed Certificate, a new certificate into which the shares of such Person’s Company Common Stock are converted on the Effective Date and deliver or cause to be delivered to such Person cash in immediately available funds that such holder is entitled to receive pursuant to Section 1.6(b) and, if any, Section 1.6(f). When authorizing such issuance in exchange therefor, Parent and/or the Exchange Agent may, in its reasonable discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificate to give Parent and/or the Exchange Agent a reasonable form of indemnity against any claim that may be made against Parent or the Exchange Agent with respect to the Certificate alleged to have been lost, stolen or destroyed.

(d) Distributions With Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Common Stock or Parent Non-Voting Convertible Stock with a record date after the Effective Time will be paid to the holder of any Certificate not surrendered or Uncertificated Shares not transferred with respect to the shares of Parent Common Stock or Parent Non-Voting Convertible Stock represented thereby until the holder of record of such Certificate or Uncertificated Share shall surrender such Certificate or transfer such Uncertificated Share. Subject to applicable law, following surrender of any such Certificate or transfer such Uncertificated Share, there shall be paid to the record holder of the Certificate or transfer such Uncertificated Share representing whole shares of Parent Common Stock or Parent Non-Voting Convertible Stock issued in exchange therefor, without interest, at the time of such surrender, the amount of any such dividends or other distributions with a record date after the Effective Time theretofore payable (but for the provisions of this Section 1.7(d)) with respect to such shares of Parent Common Stock or Parent Non-Voting Convertible Stock.

(e) Transfers of Ownership. If any certificate for shares of Parent Common Stock or Parent Non-Voting Convertible Stock is to be issued in a name other than that in which the surrendered Certificate or the transferred Uncertificated Share is registered, it will be a condition of the issuance thereof that (i) the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer or the Uncertificated Share shall be properly transferred and that (ii) the Person requesting such exchange will have paid to the Exchange Agent, Parent or any other agent designated by Parent, as applicable, any transfer or other taxes required by reason of the issuance of a certificate for shares of Parent Common Stock or Parent Non-Voting Convertible Stock in any name other than that of the registered holder of the Certificate surrendered or Uncertificated Share transferred, or established to the satisfaction of the Exchange Agent, Parent or any other agent designated by Parent, as applicable, that such tax has been paid or is not payable.

(f) No Liability. Notwithstanding anything to the contrary in this Section 1.7, none of the Exchange Agent, Parent, the Surviving Corporation or any other party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

1.8 No Further Ownership Rights in Company Common Stock.

All shares of Parent Common Stock or Parent Non-Voting Convertible Stock issued upon the surrender for exchange of shares of Company Common Stock in accordance with the terms hereof (and any cash paid in lieu of fractional shares) and the cash paid in exchange of shares of Company Common Stock as contemplated by Section 1.6(b) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock, and there shall be no registration after the Effective Time of transfers on the records of the Surviving Corporation of shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged for the consideration that is provided in this Article I.

1.9 Tax and Accounting Consequences.

(a) Tax and Accounting Treatment. It is intended by the parties hereto that the Merger shall (i) constitute a reorganization within the meaning of Section 368 of the Code and (ii) qualify for accounting treatment as a purchase transaction. The parties to this Agreement hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

(b) Deductions and Withholdings. Parent and the Surviving Corporation shall be entitled to deduct and withhold from the Merger Consideration payable to any holder of Company Common Stock such amounts as Parent and the Surviving Corporation are required to deduct and withhold with respect to such delivery and payment under the Code or any applicable provision of state, local, provincial or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been delivered and paid to the holder of shares of Company Common Stock in respect of which such deduction and withholding was made by Parent or the Surviving Corporation.

1.10 Taking of Necessary Action; Further Action.

If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Company, the officers and directors of, Parent and the Surviving Corporation are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is consistent with this Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF COMPANY

Except as disclosed in (i) a document of even date herewith and attached to this Agreement and delivered by Company to Parent prior to the execution and delivery of this Agreement and referring by section number to the representations and warranties in this Agreement (the “Company Disclosure Schedule”), provided that any disclosure in the Company Disclosure Schedule shall qualify the disclosure under the section number referred to in the Company Disclosure Schedule as well as all other sections in this Article II when it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other sections and (ii) the Company SEC Documents (as defined in Section 2.4), Company represents and warrants to Parent as follows:

2.1 Organization, Standing and Power.

Each of Company and its subsidiaries is a business organization that has been duly organized and is validly existing and in good standing under the laws of its jurisdiction of organization. Each of Company and its subsidiaries has the corporate or organizational power to own its properties and to carry on its business as now being conducted and as currently proposed to be conducted and is duly qualified to do business and (to the extent applicable in its jurisdiction of organization) is in good standing in each jurisdiction in which it conducts its business, subject in each case to such exceptions as would not have a Company Material Adverse Effect. Company has made available to Parent a true and correct copy of the Certificate of Incorporation and Bylaws of Company, each as amended to date. Neither Company nor any of its subsidiaries is in violation of any of the provisions of its Certificate of Incorporation or Bylaws or equivalent organizational documents. Company is the owner of all outstanding shares of capital stock of each of its subsidiaries and all such shares are duly authorized, validly issued, fully paid and nonassessable. Except as disclosed in the Company SEC Documents (as defined in Section 2.4 hereof), Company does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity, excluding securities in any publicly traded company held for investment by Company or any of its subsidiaries in accordance with and pursuant to the Company’s formal investment policy and comprising less than 5% of the outstanding stock of such company.

2.2 Capital Structure.

(a) The authorized capital stock of Company consists of (i) 75,000,000 shares of Common Stock, $0.001 par value, of which there were 39,986,572 shares issued and outstanding as of the close of business on February 19, 2004; and (ii) 5,000,000 shares of Preferred Stock, $0.001 par value, of which none of the shares were issued and outstanding as of the close of business on the Execution Date. On February 19, 2004, there are no other outstanding shares of capital stock or voting securities and on the Execution Date, there are no, and as of the Effective Time there will be no outstanding commitments to issue any shares of capital stock or voting securities, other than pursuant to the exercise of Company Options outstanding as of such date under the Company Stock Option Plan.

(b) All outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any liens or encumbrances, other than any liens or encumbrances created by or imposed upon the holders thereof, and are not subject to preemptive rights or rights of first refusal created by statute, the Certificate of Incorporation or Bylaws of Company or any agreement to which Company is a party or by which it is bound. As of the close of business on February 19, 2004, Company has reserved 3,821,851 shares of Company Common Stock for issuance pursuant to the Company Stock Option Plan, of which zero shares have been issued pursuant to option exercises or direct stock purchases, 3,356,330 shares are subject to outstanding, unexercised options, and 456,562 shares remain available for future option grants and issuances thereunder. On the Execution Date, except for (i) the rights created pursuant to this Agreement and the Company Stock Option Plan, and (ii) Company’s right to repurchase any unvested shares under the Company Stock Option Plan or the stock option agreements thereunder, there are no, and as of the Effective Time, there will be no, other options, warrants, calls, rights, commitments or agreements of any character to which Company is a party or by which it is bound obligating Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of Company Common Stock or obligating Company to grant, extend, accelerate the vesting of, change the price of, or otherwise amend or enter into any such option, warrant, call, right, commitment or agreement except as may be permitted under Section 4.2 hereof. Except for the agreements contemplated by this Agreement and filed as exhibits to the Company’s SEC Documents, there are no contracts, commitments or agreements relating to voting, purchase or sale of Company Common Stock (i) between or among Company and any of its securityholders and (ii) to Company’s Knowledge, between or among any of Company’s securityholders.

(c) The terms of the Company Stock Option Plan permit, but do not require, the assumption of the Company Options by Parent as provided for in this Agreement, without the consent or approval of the holders of the Company Stock Options, the stockholders of the Company, or otherwise, without any acceleration of the exercise schedule or vesting provisions with respect to those options. None of the outstanding Company Options permit any accelerated vesting or exercisability of those options by reason of the Merger or any other transactions contemplated by this Agreement. True and complete copies of the standard forms of agreements and instruments relating to Company Options issued under the Company Stock Option Plan, or otherwise relating to the issuance of Company Options have been made available to Parent, and, except in connection with written employment agreements with officers or employees of Company or any Subsidiary no Company Options have been granted whose terms differ materially from such forms provided to Parent.

2.3 Authority.

(a) Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been and, following the Company Stockholder Meeting (as defined in Section 2.21) will have been, duly authorized by all necessary corporate action on the part of Company.

(b) This Agreement has been duly executed and delivered by Company and constitutes the valid and binding obligation of Company enforceable against Company in accordance with its terms, except (as to enforceability) as may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles relating to or limiting creditors’ rights generally and by general principles of equity. The execution and delivery of this Agreement by Company does not, and the execution of the other agreements contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby will not, conflict with or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under (i) any provision of the Certificate of Incorporation or Bylaws of Company, as amended, or (ii) any material mortgage, indenture, lease, contract or other agreement or instrument, permit, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Company or any of its properties or assets, except where such conflict, violation, default, termination, cancellation or acceleration with respect to the foregoing provisions in subsection (ii) would not be reasonably expected to have, whether individually or in the aggregate, a Company Material Adverse Effect.

(c) No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental body, agency, authority or instrumentality, foreign, federal, supranational, state or local (each, a “Governmental Entity”) is required with respect to Company in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger, as provided in Section 1.2, (ii) the filing with the Securities and Exchange Commission (the “SEC”) and the National Association of Securities Dealers, Inc. (“NASD”) of the Joint Proxy Statement/Prospectus (as defined in Section 2.21) relating to the Company Stockholders Meeting (as defined in Section 2.21), (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws and the securities laws of any foreign country, (iv) such filings as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR”) and under any other Antitrust Laws; (v) any notice described in Section 5.14 hereof and (vi) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a Company Material Adverse Effect and would not prevent or materially alter or delay any of the transactions contemplated by this Agreement.

2.4 SEC Documents, Financial Statements.

(a) As of their respective filing dates, each statement, report, registration statement (with the prospectus in the form filed pursuant to Rule 424(b) of the Securities Act of 1933, as amended (the “Securities Act”)), definitive proxy statement, and other filings filed with or hereafter filed with the SEC by Company (collectively, the “Company SEC Documents”) complied in all material respects with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Securities Act and none of the Company SEC Documents contained any untrue statement of material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected by a subsequently filed Company SEC Document. All documents required to be filed as exhibits to the Company SEC Documents have been so filed.

(b) The financial statements of Company, including the notes thereto, included in the Company SEC Documents (the “Company Financial Statements”) fairly present the financial condition and results of the operations of the Company and its consolidated subsidiaries in all material respects as of their respective dates and for the periods indicated therein, in accordance with GAAP applied on a basis consistent throughout the periods indicated and consistent with each other (except as may be indicated in the notes thereto or, in the case of unaudited statements, included in Quarterly Reports on Form 10-Q, as permitted by Form 10-Q of the SEC). There has been no change in Company accounting policies except as described in the notes to the Company Financial Statements.

2.5 Absence of Certain Changes.

Since September 30, 2003 (the “Company Balance Sheet Date”) through the Effective Time, there has not occurred: (i) any change, event or condition (whether or not covered by insurance or similar indemnification agreement) that has resulted in, or would reasonably be expected to result in, a Company Material Adverse Effect, (ii) any acquisition, sale or transfer of any material asset of Company or any of its subsidiaries, (iii) any change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by Company or any revaluation by Company of any of its or any of its subsidiaries’ assets, (iv) any declaration, setting aside, or payment of a dividend or other distribution with respect to the shares of Company, or any direct or indirect redemption, purchase or other acquisition by Company of any of its shares of capital stock, (v) any material contract entered into by Company or any of its subsidiaries, or any material amendment or (except by way of lapse of the term thereof) termination of, or default under, any material contract to which Company or any of its subsidiaries is a party or by which it is bound, (vi) any action to amend or change the Certificate of Incorporation or Bylaws of Company, (vii) any material increase in the compensation or benefits payable or to become payable by Company to any of its directors or employees, other than in the ordinary course of business and as contemplated by this Agreement or increases associated with merit or annual pay increases or promotions in the ordinary course of business, (viii) any transaction with any affiliate of Company which is not a Subsidiary of Company, or (ix) any negotiation or agreement by Company or any of its subsidiaries to do any of the things described in the preceding clauses (i) through (viii) (other than negotiations with Parent and its representatives regarding the transactions contemplated by this Agreement and the agreements disclosed herein).

2.6 Absence of Undisclosed Liabilities.

Company has no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than (i) those set forth or adequately provided for in the balance sheet included in the Company Financial Statements in Company’s prospectus in the form filed pursuant to Rule 424(b) of the Securities Act on December 12, 2003 (the “Company Balance Sheet”), (ii) those incurred in the ordinary course of business before, on or after the date of this Agreement and in the first such case not required to be set forth in the Company Balance Sheet under GAAP, (iii) those incurred in the ordinary course of business since the Company Balance Sheet Date, (iv) those incurred in connection with the execution of this Agreement, and (v) those that would not reasonably be expected to result in a Company Material Adverse Effect.

2.7 Litigation.

Except as set forth in the Company SEC Documents, as of the date hereof, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or, to the Knowledge of Company, threatened against Company, any of its subsidiaries or any of their respective properties or any of their respective officers or directors (in their capacities as such) that would prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Agreement or that would reasonably be expected to have a Company Material Adverse Effect. There is no judgment, decree or order against Company or any of its subsidiaries, or, to the Knowledge of Company any of their respective directors or officers (in their capacities as such), that would prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Agreement, or that would reasonably be expected to have a Company Material Adverse Effect. Schedule 2.7 of the Company Disclosure Schedule lists all material litigation that Company has pending on the date hereof against other parties which is not disclosed in the Company SEC Documents.

2.8 Governmental Authorization.

Company and each of its subsidiaries, has obtained each federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity (i) pursuant to which Company or any of its subsidiaries currently operates or holds any interest in any of its properties or (ii) that is required for the operation of Company’s or any of its subsidiaries’ business or the holding of any such interest ((i) and (ii) herein collectively called the “Company Authorizations”), and all of such Company Authorizations are in full force and effect, in each case subject to such exceptions as would not reasonably be expected to have a Company Material Adverse Effect.

2.9 Intellectual Property.

(a) Company and its subsidiaries own exclusively not jointly with any other Person (free and clear of all liens and encumbrances), or are validly licensed to use in the manner currently used or proposed to be used by Company, all (i) U.S. and foreign patents, patent applications, trademarks (whether registered or unregistered), trademark applications, trade names, domain names, fictitious business names, service marks (whether registered or unregistered), service mark applications, copyrights (whether registered or unregistered and whether or not relating to a published work), copyright registration applications, mask work rights, mask work registration applications, trade secrets, know how, rights in data or databases, inventions, and other proprietary rights, and (ii) all other U.S. and foreign intellectual property rights (subsections and (i) and (ii), collectively, “Intellectual Property”, that are used in or necessary for the conduct of the business of Company and its subsidiaries as currently conducted by Company and its subsidiaries (including without limitation the development, manufacture, use import and sale of those products of Company and its subsidiaries currently under development) in each case, subject to such exceptions as would not reasonably be expected to have a Company Material Adverse Effect.

(b) Neither Company nor any of its subsidiaries has (i) licensed any of the software included in its Intellectual Property in source code form to any Person, or (ii) entered into any source code escrow agreements with respect to any software included in its Intellectual Property in each case, subject to such exceptions as would not reasonably be expected to have a Company Material Adverse Effect. To Company’s Knowledge, the source code and system documentation relating to any software included in the Intellectual Property of Company and its subsidiaries have at all times been maintained in confidence and have been disclosed only to employees and consultants of Company and its subsidiaries who have a “need to know” the contents thereof in connection with their duties to Company and its subsidiaries. Such employees and consultants have executed appropriate confidentiality agreements in connection therewith. To Company’s Knowledge, none of the software included in the Intellectual Property of Company or its subsidiaries contains any computer code designed to disrupt, disable, harm, distort or otherwise impede in any manner the operation of such software, or any other associated software, firmware, hardware, computer system or network (including without limitation what are sometimes referred to as “viruses”, “worms”, “time bombs” and/or “back doors”).

(c) To Company’s Knowledge, there is no, nor has there been any, unauthorized use, disclosure, infringement or misappropriation of any Intellectual Property rights of Company or any of its subsidiaries, or any third party Intellectual Property exclusively licensed by Company or any of its subsidiaries, by any Person, including any employee or former employee of Company or any of its subsidiaries. Except as would not reasonably be expected to have a Company Material Adverse Effect, neither Company nor any of its subsidiaries has entered into any agreement, or otherwise has any obligation, to indemnify, defend or hold harmless any other Person against any claim of infringement or misappropriation of any Intellectual Property, other than indemnification provisions contained in purchase orders or license agreements that arise in the ordinary course of business and that contain such terms as are typical for the business, services and products of Company.

(d) To Company’s Knowledge, neither Company nor any of its subsidiaries is, or will be, as a result of the execution and delivery of this Agreement or the performance of its obligations under this Agreement, in material breach of any material license, sublicense, option or other agreement to which it is a party relating to its Intellectual Property or the valid Intellectual Property of any other Person. With respect to any license, sublicense, option or other agreement relating to the Intellectual Property of Company or any of its subsidiaries, or any third party Intellectual Property, neither Company nor any of its subsidiaries that is a party to any such license, sublicense, option or other agreement is in material breach thereof, and to Company’s Knowledge, no other Person that is a party to any such license, sublicense, option or other agreement is in material breach thereof.

(e) To Company’s Knowledge, all patents and registered trademarks, service marks and copyrights held by Company or any of its subsidiaries are valid, enforceable and subsisting. Except as would not reasonably be expected to have a Company Material Adverse Effect, to Company’s Knowledge neither Company nor any of its subsidiaries is or has been infringing any Intellectual Property of any other Person. Neither Company nor any of its subsidiaries has received any written notice or other written communication of any actual, alleged, possible or potential infringement of any Intellectual Property of any other Person party. Neither Company nor any of its subsidiaries has been sued or threatened to be sued in any suit, action or proceeding that involves a claim of infringement or misappropriation of any Intellectual Property of any other Person. Neither Company nor any of its subsidiaries has brought any action, suit or proceeding for infringement or misappropriation of any Intellectual Property of Company or any of its subsidiaries, or for breach of any license or agreement involving any Intellectual Property of Company or any of its subsidiaries, against any third party, which is not disclosed in the Company SEC Documents. No Intellectual Property of Company or any of its subsidiaries is subject to any outstanding decree, order, judgment, office action or settlement agreement or stipulation that (i) restricts in any manner the use, transfer or licensing thereof by Company or any of its subsidiaries, or (ii) may affect the validity, use or enforceability of such Intellectual Property.

(f) Except as would not reasonably be expected to have a Company Material Adverse Effect, Company and each of its subsidiaries has secured valid written assignments from all its consultants and employees who contributed to the invention, creation or development of Intellectual Property of Company or any of its subsidiaries, of all right, title and interest in and to such Intellectual Property, to the extent that Company or such Subsidiary, as applicable, does not already own such Intellectual Property by operation of law. Except as would not reasonably be expected to have a Company Material Adverse Effect, in each case in which Company or its subsidiaries has acquired any Intellectual Property from any Person other than its consultants and employees, Company has obtained a valid and enforceable assignment sufficient to irrevocably transfer all rights in such Intellectual Property (including the right to seek past and future damages with respect thereto) to Company or its subsidiaries. Except as would not reasonably be expected to have a Company Material Adverse Effect, to the maximum extent provided for by, and in accordance with, applicable laws and regulations, Company or its subsidiaries have recorded in a timely manner each such assignment with the relevant governmental authority, including the United States Patent and Trademark Office, the U.S. Copyright Office or their respective counterparts in any relevant foreign jurisdiction, as the case may be.

(g) Neither Company nor any of its subsidiaries are subject to any “open source” obligations or otherwise required to provide for public disclosure or general availability of source code either used or developed by Company or any of its subsidiaries.

2.10 Taxes.

(a) The following items shall be defined as follows:

“Taxes” shall mean all taxes, however denominated, including any interest, penalties or additions to tax that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including but not limited to federal income taxes and state income and franchise taxes), payroll and employee withholding taxes, unemployment insurance, social security taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers’ compensation, Pension Benefit Guaranty Corporation premiums and other governmental charges, withholding taxes and other obligations of the same or of a similar nature to any of the foregoing, which Company or any of its subsidiaries is required to pay, withhold or collect.

“Tax Returns” shall mean all reports, estimates, declarations of estimated tax, information statements and returns (whether original or amended) relating to, or required to be filed in connection with, any Taxes, including information returns or reports with respect to backup withholding and other payments to third parties.

“Treasury Regulations” shall mean the United States Treasury regulations promulgated under the Code.

(b) Company and each of its Subsidiaries have timely filed all material Tax Returns that they were required to file and all such Tax Returns are true, complete and correct in all material respects. All Taxes shown to be payable on such Tax Returns have been paid in full on a timely basis. Company and each of its Subsidiaries have withheld and paid over all material Taxes required to have been withheld and paid over, and complied with all material information reporting and backup withholding requirements, including maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, creditor, independent contractor or other third party. There are no liens for Taxes on the assets of Company or any of its Subsidiaries, other than liens for Taxes not yet due and payable or for Taxes that are being contested in good faith through appropriate proceedings and for which appropriate reserves have been established.

(c) Company’s audited financial statements as of December 31, 2003 reflect adequate accruals in accordance with GAAP for all material unpaid Taxes of Company and each of its Subsidiaries through December 31, 2003, and the amounts set forth thereon as deferred Tax assets and deferred Tax liabilities have been determined in accordance with GAAP.

(d) No claim has been made by any taxing authority in any jurisdiction where Company or any of its Subsidiaries does not file Tax Returns that such Company or Subsidiary is or may be subject to taxation by that jurisdiction.

(e) Neither Company nor any of its Subsidiaries has ever been a member of an affiliated group filing consolidated federal income Tax Returns other than (i) the group of which Company presently is and has since June 20, 2003 been the “common parent” (within the meaning of Section 1504(a) of the Code), and (ii) prior to July 30, 2003, the group of which Schlumberger Technology Corporation was at all times the common parent (as so defined).

(f) There is no claim, audit, action, suit, proceeding or investigation now pending or threatened in writing, or, to the Knowledge of Company, orally, against or with respect to Company or any of its Subsidiaries in respect of any Tax Return. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Company or any of its Subsidiaries.

(g) Neither Company nor any of its Subsidiaries has participated in a “reportable transaction,” including without limitation a “listed transaction,” within the meaning of Treasury Regulations Sections 1.6011-4(b) and 1.6011-4(b)(2), respectively, or a transaction required to be registered as a tax shelter under Code Section 6111 or the Treasury Regulations thereunder.

(h) Neither Company nor any of its Subsidiaries is a party to or bound by any tax indemnity agreement or tax sharing agreement under which Company or any Subsidiary may be liable to make any payment to any Person, and neither Company nor any of its Subsidiaries has assumed the liability of any Person for Taxes pursuant to any contract.

(i) Neither Company nor any of its Subsidiaries is obligated under any agreement, contract or arrangement that may result in the payment of any amount that would not be deductible by reason of Code Sections 162(m) or 280G, except that the agreements entered into by Company with the individuals identified on Schedule 2.10(i) may constitute such agreements.

(j) Company is not currently nor has it been a United States real property holding corporation (within the meaning of Section 897(c)(2) of the Code) during the applicable periods specified in Section 897(c)(1)(A)(ii) of the Code, and Company does not expect to become a United States real property holding corporation prior to the Effective Time.

(k) Neither Company nor any of its Subsidiaries has been the “distributing corporation” (within the meaning of Section 355(c)(2) of the Code) with respect to a transaction described in Section 355 of the Code within the three (3) year period ending as of the date of this Agreement.

(l) To Company’s Knowledge neither Company nor any of its affiliates has taken or agreed to take any action, nor does Company have Knowledge of any fact or circumstance, that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

2.11 Certain Employee Benefits Affected by the Merger.

Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer, agent or employee of Company or any of its subsidiaries, (ii) materially increase any benefits otherwise payable by Company or any of its subsidiaries to their respective employees or (iii) result in the acceleration of the time of payment or vesting of any such employee benefits.

2.12 Employee Matters.

(a) Company and each of its subsidiaries are in compliance in all material respects with all currently applicable laws and regulations respecting employment, discrimination in employment, terms and conditions of employment, wages, hours and occupational safety and health and employment practices, and are not engaged in any unfair labor practice, except where the failure to be in compliance or the engagement in unfair labor practices has not had and would not be reasonably expected to have a Company Material Adverse Effect. Except as would not reasonably be expected to have a Material Adverse Effect, Company and each of its subsidiaries have withheld all amounts required by law or by agreement to be withheld from the wages, salaries, and other payments to their respective employees; and are not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing.

(b) There are no proceedings, claims, or suits pending or, to the Knowledge of Company or any of its subsidiaries, threatened, between Company or any of its subsidiaries and any of their respective employees. Neither Company nor any of its subsidiaries is a party to any collective bargaining agreement or other labor union contract, nor does Company or any of its subsidiaries know of any activities or proceedings of any labor union or organization of any such employees.

2.13 Interested Party Transactions.

Neither Company nor any of its subsidiaries is indebted to any director, officer, employee, any affiliate of Company which is not a Subsidiary or agent of Company or its subsidiaries (except for amounts due as normal wages and bonuses and in reimbursement of ordinary expenses), and no such Person is indebted to Company or its subsidiaries, and there have been no other transactions of the type required to be disclosed pursuant to Items 402 and 404 of Regulation S-K under the Securities Act and the Exchange Act since September 30, 2003.

2.14 Compliance With Laws.

Each of Company and its subsidiaries has complied with, is not in violation of, and has not received any notices of violation with respect to any federal, state, local or foreign statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its business, except for such violations or failures to comply as would not be reasonably expected to have a Company Material Adverse Effect.

2.15 Brokers’ and Finders’ Fees.

Except for Credit Suisse First Boston and Citigroup Global Markets, Inc., Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with this Agreement, the Merger or any other transaction contemplated hereby. Company has furnished to Parent accurate and complete copies of all agreements under which any such finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges have been paid or may become payable to, and all indemnification and other agreements related to the engagement of Credit Suisse First Boston and Citigroup Global Markets, Inc.

2.16 Vote Required.

The affirmative vote of the holders of a majority of the shares of Company Common Stock outstanding on the record date set for the Company Stockholders Meeting (the “Company Stockholder Approval”) is the only vote of the holders of any of Company’s Common Stock necessary to approve this Agreement and the transactions contemplated thereby and hereby.

2.17 Board Approval.

The Board of Directors of Company has unanimously (i) approved this Agreement and the Merger, (ii) determined that the Merger is in the best interests of the stockholders of Company and is on terms that are fair to such stockholders, and (iii) recommended that the stockholders of Company approve this Agreement and the Merger (such recommendation, the “Company Recommendation”).

2.18 Material Contracts.

Except for this Agreement, the Ancillary Agreements and other contracts and agreements which individually or in the aggregate are not material to Company’s or any of its subsidiaries’ businesses, as of the date of this Agreement, Company is not a party to or bound by:

(a) continuing contracts (other than purchase orders) for the purchase of materials, supplies, equipment or services involving in the case of any such contract under which aggregate payments in excess of $650,000 were made during the year ended December 31, 2003 that expires or may be renewed at the option of any Person (other than Company) so as to expire more than one (1) year after the date of this Agreement;

(b) any trust indenture, mortgage, promissory note, loan agreement or other contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement (other than any such arrangement entered into for bona fide hedging purposes) or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(c) any contract for capital expenditures in excess of $1,000,000 in the aggregate;

(d) any contract limiting the freedom of Company to engage in any line of business (other than in connection with licenses of Intellectual Property to or from Company or any of its Subsidiaries), to acquire any material product or asset from any other Person outside the ordinary course of business, to sell any material product or asset outside the ordinary course of business to, or to perform any material service outside the ordinary course of business for, any Person, or to compete with any other Person (as that term is defined in the Exchange Act);

(e) any contract pursuant to which Company is a lessor of real property or of any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property involving in the case of any such personal property contact more than $50,000 over the life of the contract that expires or may be renewed at the option of any Person other than Company so as to expire more than one (1) year after the date of this Agreement;

(f) any material contract with any Person with whom Company does not deal at arm’s length;

(g) any contract which provides for the indemnification of any officer, director, employee or agent; or

(h) any guarantee of indebtedness of any other Person.

2.19 No Breach of Material Contracts.

Except as would not have a Company Material Adverse Effect, (i) Company has performed all of the material obligations required to be performed by it and is entitled to all benefits under, and is not alleged to be in material breach or default in respect of any contract or agreements (A) listed in Section 2.18 of the Company Disclosure Schedule or (B) filed as exhibits to the Company SEC Documents (collectively the “Material Contracts”), and (ii) each of the Material Contracts is in full force and effect, unamended, and there exists no default or event of default or event, occurrence, condition or act, with respect to Company or, to Company’s Knowledge, with respect to the other contracting party, which, with the giving of notice, the lapse of the time or the happening of any other event or conditions, would become a default or event of default under any Material Contract.

2.20 Material Third Party Consents.

Schedule 2.20 of the Company Disclosure Schedule lists all contracts that require a novation or consent to the Merger or change of control, as the case may be, prior to the Effective Time which, if no novation occurs or if no consent to the Merger or change of control is obtained, would have a Material Adverse Effect on Surviving Corporation’s ability to operate the business.

2.21 Joint Proxy Statement/Prospectus.

The information relating to Company included in the joint proxy statement/prospectus on Form S-4 (or such other successor form as may be appropriate) pursuant to which the shares of Parent Common Stock to be issued in the Merger will be registered with the SEC, including any amendments or supplements thereto (the “Joint Proxy Statement/Prospectus”) shall not, at the time the Joint Proxy Statement/Prospectus is declared effective by the SEC and at all times subsequent thereto (through and including the Effective Date), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information relating to Company included in the Joint Proxy Statement/Prospectus to be sent to the stockholders of Company in connection with the meeting of the Company stockholders (the “Company Stockholders Meeting”) and to the stockholders of the Parent in connection with the meeting of the Parent’s stockholders (the “Parent Stockholders Meeting”), as may be amended or supplemented shall not, on the date or dates the Joint Proxy Statement/Prospectus is first mailed to the stockholders of Company and the Parent, at the time of the Company Stockholders Meeting and the Parent Stockholders Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or omit to state a material fact necessary to correct any statement in an earlier communication with respect to the solicitation of proxies for the Company Stockholders Meeting or the Parent Stockholders Meeting which has become false or misleading. If, at any time prior to the Effective Time, any event or information should be discovered by Company which should be set forth in an amendment to the Joint Proxy Statement/Prospectus or a supplement to the Joint Proxy Statement/Prospectus, Company shall promptly inform Parent. Notwithstanding the foregoing, Company makes no representation, warranty or covenant with respect to any information supplied by Parent which is contained in the Joint Proxy Statement/Prospectus.

2.22 Opinion of Financial Advisor.

Company has been advised orally by one of its financial advisors, Citigroup, that in such advisor’s opinion, as of the date hereof, the consideration to be received by the stockholders of Company is fair from a financial point of view, to the stockholders of Company.

2.23 Takeover Restrictions.

No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute (each, a “Takeover Statute”) is applicable to the Merger, except for such statutes or regulations as to which all necessary action has been taken by Company and its Board of Directors to permit the consummation of the Merger in accordance with the terms hereof nor does Company have any stockholder rights or similar “poison pill” plans.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in (i) a document of even date herewith and delivered by Parent to Company prior to the execution and delivery of this Agreement and referring to the representations and warranties in this Agreement (the “Parent Disclosure Schedule”), provided that any disclosure in the Parent Disclosure Schedule shall qualify the section number referred to in the Parent Disclosure Schedule as well as all other sections in this Article III when it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other sections, and (ii) the Parent SEC Documents (as defined in Section 3.4) filed prior to the date of this Agreement, Parent represents and warrants to Company as follows:

3.1 Organization, Standing and Power.

Each of Parent and its subsidiaries, including Merger Sub, is a business organization that has been duly organized and is validly existing and in good standing under the laws of its respective jurisdiction of organization. Each of Parent and its subsidiaries, including Merger Sub, has the corporate or organizational power to own its respective properties and to carry on its respective businesses as now being conducted and as proposed to be conducted and is each duly qualified to do business and (to the extent applicable in their jurisdictions of organization) are in good standing in each jurisdiction in which it conducts business, subject in each case to such exceptions as would not have a Parent Material Adverse Effect. Neither Parent nor any of its subsidiaries, including Merger Sub, is in violation of any of the provisions of its respective Certificate of Incorporation or Bylaws or equivalent organizational documents. Parent is the owner of all outstanding shares of capital stock of each of its subsidiaries and all such shares are duly authorized, validly issued, fully paid and nonassessable. Except as disclosed in the Parent SEC Documents (as defined in Section 3.4 hereof), Parent does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity, excluding securities in any publicly traded company held for investment by Parent or any of its subsidiaries in accordance with and pursuant to Parent’s formal investment policy and comprising less than 5% of the outstanding stock of such company.

3.2 Capital Structure.

(a) The authorized capital stock of Parent consists of (i) 150,000,000 shares of Common Stock, $0.001 par value, of which there were 64,555,439 shares issued and 64,013,640 shares outstanding as of the close of business on January 31, 2004, and (ii) 1,000,000 shares of Preferred Stock, $0.001 par value, of which none of the shares were issued and outstanding as of the close of business on the Execution Date. There are no other outstanding shares of capital stock or voting securities and no outstanding commitments to issue any shares of capital stock or voting securities, other than pursuant to the exercise of options outstanding as of such date under the Parent Amended and Restated 1993 Stock Option Plan (“1993 Plan”) and Supplemental Stock Option Plan (collectively, the “Parent Stock Option Plans”), and the Parent Amended and Restated Employee Stock Purchase Plan (the “Parent ESPP”). The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, $0.001 par value, all of which are issued and outstanding and held by Parent. The shares of Parent Common Stock and Parent Non-Voting Convertible Stock to be issued in the Merger will be duly authorized, validly issued, fully paid and nonassessable.

(b) All outstanding shares of Parent Common Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any liens or encumbrances, other than any liens or encumbrances created by or imposed upon the holders thereof, and are not subject to preemptive rights or rights of first refusal created by statute, the Certificate of Incorporation or Bylaws of Parent or any agreement to which Parent is a party or by which it is bound. As of the close of business on January 31, 2004, Parent has reserved (i) 22,224,060 shares of Parent Common Stock for issuance to directors, officers, employees and consultants pursuant to the Parent 1993 Plan, of which 7,449,092 shares have been issued pursuant to option exercises, 11,570,368 shares are subject to outstanding, unexercised options, and 3,204,600 shares are available for issuance thereunder; and (ii) 1,500,000 shares of Parent Common Stock for issuance to employees and consultants pursuant to the Parent Supplemental Stock Option Plan, of which 33,403 shares have been issued pursuant to option exercises, 1,297,888 shares are subject to outstanding, unexercised options, and 168,709 remain available for future option grants and issuances thereunder; and (iii) 2,783,688 shares of Parent Common Stock for issuance to officers and employees pursuant to the Parent ESPP, of which 2,058,265 shares have been issued. On the Execution Date, except for (i) the rights created pursuant to this Agreement, the Parent Stock Option Plans, and the Parent ESPP and (ii) Parent’s right to repurchase any unvested shares under the Parent Stock Option Plans or the stock option agreements thereunder, there are no other options, warrants, calls, rights, commitments or agreements of any character to which Parent is a party or by which it is bound obligating Parent to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of Parent Common Stock or obligating Parent to grant, extend, accelerate the vesting of, change the price of, or otherwise amend or enter into any such option, warrant, call, right, commitment or agreement.

3.3 Authority.

(a) Parent and Merger Sub each have all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby have been and, following the Parent Stockholder Meeting (as defined in Section 2.21), will have been, duly authorized by all necessary corporate action on the part of each of Parent and Merger Sub, as applicable.

(b) Neither Parent nor Merger Sub, nor any of their “affiliates” or “associates” have been “interested stockholders” of Company at any time within three years of the date of this Agreement, as those terms are used in Section 203 of Delaware Law.

(c) This Agreement has been duly executed and delivered by each of Parent and Merger Sub, as applicable, and each constitutes the valid and binding obligations of Parent and Merger Sub enforceable against each in accordance with its terms, except (as to enforceability) as may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles relating to or limiting creditors’ rights generally and by general principles of equity. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby and thereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under (i) any provision of the Certificate of Incorporation or Bylaws of Parent or Merger Sub, as amended, or (ii) any material mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent, Merger Sub or their respective properties or assets, except where such conflict, violation, default, termination, cancellation or acceleration with respect to the foregoing provisions in subsection (ii) would not have had and would not be reasonably expected to have, whether individually or in the aggregate, an Parent Material Adverse Effect.

(d) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, is required with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby, except for (i) the filing of the Certificate of Merger as provided in Section 1.2, (ii) the filing of a Form 8-K with the SEC and the NASD within fifteen (15) days after the Closing Date, (iii) the filing with the SEC and the NASD of the Joint Proxy Statement/Prospectus, (iv) any filings as may be required under applicable federal, state and local securities laws and the securities laws of any foreign country, (v) such filings as may be required under HSR and under any other Antitrust Laws, (vi) the filing with the NASDAQ Stock Market of a Notification Form for Listing of Additional Shares with respect to the shares of Parent Common Stock issuable upon conversion of the Company Common Stock in the Merger and upon exercise of the options under the Company Stock Option Plan and assumed by Parent, (vii) the filing of a registration statement on Form S-8 with the SEC, or other applicable form covering the shares of Parent

Common Stock issuable pursuant to outstanding options under the Company Stock Option Plan and assumed by Parent, (viii) the filing with the SEC and the NASD of the Joint Proxy Statement/Prospectus (as defined in Section 2.21) relating to the Parent Stockholders Meeting (as defined in Section 2.21) and (ix) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a Parent Material Adverse Effect and would not prevent, materially alter or delay any of the transactions contemplated by this Agreement.

3.4 SEC Documents; Financial Statements.

As of their respective filing dates, each statement, report, registration statement (with the prospectus in the form filed pursuant to Rule 424(b) of the Securities Act), definitive proxy statement, and other filings filed with the SEC by Parent since January 1, 2001 (collectively, the “Parent SEC Documents”) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act. The financial statements of Parent, including the notes thereto, included in the Parent SEC Documents (the “Parent Financial Statements”) fairly present the financial condition and results of the Parent and its consolidated subsidiaries in all material respects as of their respective dates and for the periods indicated therein in accordance with GAAP applied on a basis consistent throughout the periods indicated and consistent with each other (except as may be indicated in the notes thereto or, in the case of unaudited statements, included in Quarterly Reports on Form 10-Qs, as permitted by Form 10-Q of the SEC). All documents required to be filed as exhibits to the Parent SEC Documents have been so filed.

3.5 Absence of Certain Changes.

Since October 31, 2003 (the “Parent Balance Sheet Date”) through the Effective Time, there has not occurred: (i) any change, event or condition (whether or not covered by insurance or similar indemnification agreement) that has resulted in, or would reasonably be expected to result in, a Parent Material Adverse Effect, (ii) any acquisition, sale or transfer of any material asset of Parent or any of its subsidiaries, (iii) any change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by Parent or any revaluation by Parent of any of its or any of its subsidiaries’ assets, (iv) any declaration, setting aside, or payment of a dividend or other distribution with respect to the shares of Parent, or any direct or indirect redemption, purchase or other acquisition by Parent of any of its shares of capital stock, (v) any material contract entered into by Parent or any of its subsidiaries, or any material amendment or (except by way of lapse of the term thereof) termination of, or default under, any material contract to which Parent or any of its subsidiaries is a party or by which it is bound, (vi) any action to amend or change the Certificate of Incorporation or Bylaws of Parent or Merger Sub, (vii) any material increase in the compensation or benefits payable or to become payable by Parent to any of its directors or employees, other than in the ordinary course of business or increases associated with merit or annual pay increases or promotions in the ordinary course of business, (viii) any transaction with any affiliate of Parent which is not a Subsidiary of Parent, or (ix) any negotiation or agreement by Parent or any of its subsidiaries to do any of the things described in the preceding clauses (i) through (viii) (other than negotiations with Company and its representatives regarding the transactions contemplated by this Agreement and the agreements disclosed herein).

3.6 Absence of Undisclosed Liabilities.

Parent has no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than (i) those set forth or adequately provided for in the balance sheet included in the Parent Financial Statements in Parent’s annual report filed for the year ended October 31, 2003 (the “Parent Balance Sheet”), (ii) those incurred in the ordinary course of business before, on or after the date of this Agreement and in the first such case not required to be set forth in the Parent Balance Sheet under GAAP, (iii) those incurred in the ordinary course of business since the Parent Balance Sheet Date, (iv) those incurred in connection with the execution of this Agreement, and (v) those that would not reasonably be expected to result in a Parent Material Adverse Effect.

3.7 Litigation.

Except as set forth in the Parent SEC Documents, as of the date hereof, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or, to Parent’s Knowledge, threatened against Parent, any of its subsidiaries or any of their respective properties or any of their respective officers or directors (in their capacities as such) that would prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Agreement or that would reasonably be expected to have a Parent Material Adverse Effect. There is no judgment, decree or order against Parent or any of its subsidiaries, or, to Parent’s Knowledge any of their respective directors or officers (in their capacities as such), that would prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Agreement, or that would reasonably be expected to have a Parent Material Adverse Effect.

3.8 Governmental Authorization.

Parent and each of its subsidiaries, has obtained each federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity (i) pursuant to which Parent or any of its subsidiaries currently operates or holds any interest in any of its properties or (ii) that is required for the operation of Parent’s or any of its subsidiaries’ business or the holding of any such interest ((i) and (ii) herein collectively called the “Parent Authorizations”), and all of such Parent Authorizations are in full force and effect, in each case subject to such exceptions as would not reasonably be expected to have a Parent Material Adverse Effect.

3.9 Intellectual Property.

(a) Parent and its subsidiaries own exclusively not jointly with any other Person (free and clear of all liens and encumbrances), or are validly licensed to use in the manner currently used or proposed to be used by Parent, all (i) U.S. and foreign patents, patent applications, trademarks (whether registered or unregistered), trademark applications, trade names, domain names, fictitious business names, service marks (whether registered or unregistered), service mark applications, copyrights (whether registered or unregistered and whether or not relating to a published work), copyright registration applications, mask work rights, mask work registration applications, trade secrets, know how, rights in data or databases, inventions, and other proprietary rights, and (ii) all other U.S. and foreign intellectual property rights (subsections and (i) and (ii), collectively, “Intellectual Property”, that are used in or necessary for the conduct of the business of Parent and its subsidiaries as currently conducted by Parent and its subsidiaries (including without limitation the development, manufacture, use import and sale of those products of Parent and its subsidiaries currently under development) in each case, subject to such exceptions as would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Neither Parent nor any of its subsidiaries has (i) licensed any of the software included in its Intellectual Property in source code form to any Person, or (ii) entered into any source code escrow agreements with respect to any software included in its Intellectual Property in each case, subject to such exceptions as would not reasonably be expected to have a Parent Material Adverse Effect. To Parent’s Knowledge, the source code and system documentation relating to any software included in the Intellectual Property of Parent and its subsidiaries have at all times been maintained in confidence and have been disclosed only to employees and consultants of Parent and its subsidiaries who have a “need to know” the contents thereof in connection with their duties to Parent and Merger Sub and its subsidiaries. Such employees and consultants have executed appropriate confidentiality agreements in connection therewith. To Parent’s Knowledge, none of the software included in the Intellectual Property of Parent or its subsidiaries contains any computer code designed to disrupt, disable, harm, distort or otherwise impede in any manner the operation of such software, or any other associated software, firmware, hardware, computer system or network (including without limitation what are sometimes referred to as “viruses”, “worms”, “time bombs” and/or “back doors”).

(c) To Parent’s Knowledge, there is no, nor has there been any, unauthorized use, disclosure, infringement or misappropriation of any Intellectual Property rights of Parent or any of its subsidiaries, or any third party

Intellectual Property exclusively licensed by Parent or any of its subsidiaries, by any Person, including any employee or former employee of Parent or any of its subsidiaries. Except as would not reasonably be expected to have a Parent Material Adverse Effect, neither Parent nor any of its subsidiaries has entered into any agreement, or otherwise has any obligation, to indemnify, defend or hold harmless any other Person against any claim of infringement or misappropriation of any Intellectual Property, other than indemnification provisions contained in purchase orders or license agreements that arise in the ordinary course of business and that contain such terms as are typical for the business, services and products of Parent.

(d) To the Parent’s Knowledge, neither Parent nor any of its subsidiaries is, or will be, as a result of the execution and delivery of this Agreement or the performance of its obligations under this Agreement, in material breach of any material license, sublicense, option or other agreement to which it is a party relating to its Intellectual Property or the valid Intellectual Property of any other Person. With respect to any license, sublicense, option or other agreement relating to the Intellectual Property of Parent or any of its subsidiaries, or any third party Intellectual Property, neither Parent nor any of its subsidiaries that is a party to any such license, sublicense, option or other agreement is in material breach thereof, and to the best of Parent’s Knowledge, no other Person that is a party to any such license, sublicense, option or other agreement is in material breach thereof.

(e) To Parent’s Knowledge, all patents and registered trademarks, service marks and copyrights held by Parent or any of its subsidiaries are valid, enforceable and subsisting. Neither Parent nor any of its subsidiaries has received any written notice of any actual, alleged, possible or potential infringement of any Intellectual Property of any other Person party. Neither Parent nor any of its subsidiaries has been sued or threatened to be sued in any suit, action or proceeding that involves a claim of infringement or misappropriation of any Intellectual Property of any other Person. Neither Parent nor any of its subsidiaries has brought any action, suit or proceeding for infringement or misappropriation of any Intellectual Property of Parent or any of its subsidiaries, or for breach of any license or agreement involving any Intellectual Property of Parent or any of its subsidiaries, against any third party, which is not disclosed in the Parent SEC Documents. No Intellectual Property of Parent or any of its subsidiaries is subject to any outstanding decree, order, judgment, office action or settlement agreement or stipulation that (i) restricts in any manner the use, transfer or licensing thereof by Parent or any of its subsidiaries, or (ii) may affect the validity, use or enforceability of such Intellectual Property.

(f) Except as would not reasonably be expected to have a Parent Material Adverse Effect, Parent and each of its subsidiaries has secured valid written assignments from all its consultants and employees who contributed to the invention, creation or development of Intellectual Property of Parent or any of its subsidiaries, of all right, title and interest in and to such Intellectual Property, to the extent that Parent or such Subsidiary, as applicable, does not already own such Intellectual Property by operation of law. Except as would not reasonably be expected to have a Parent Material Adverse Effect, in each case in which Parent or its subsidiaries has acquired any Intellectual Property from any Person other than its consultants and employees, Parent has obtained a valid and enforceable assignment sufficient to irrevocably transfer all rights in such Intellectual Property (including the right to seek past and future damages with respect thereto) to Parent or its subsidiaries. Except as would not reasonably be expected to have a Parent Material Adverse Effect, to the maximum extent provided for by, and in accordance with, applicable laws and regulations, Parent or its subsidiaries have recorded in a timely manner each such assignment with the relevant governmental authority, including the United States Patent and Trademark Office, the U.S. Copyright Office or their respective counterparts in any relevant foreign jurisdiction, as the case may be.

(g) Neither the Parent nor any of its subsidiaries are subject to any “open source” obligations or otherwise required to provide for public disclosure or general availability of source code either used or developed by the Parent or any of its subsidiaries.

3.10 Taxes.

(a) Parent, Merger Sub and each of their respective Subsidiaries have timely filed all material Tax Returns that they were required to file and all such Tax Returns are true, complete and correct in all material respects. All

Taxes shown to be payable on such Tax Returns have been paid in full on a timely basis. Parent, Merger Sub and their respective Subsidiaries have withheld and paid over all material Taxes required to have been withheld and paid over, and complied with all material information reporting and backup withholding requirements, including maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, creditor, independent contractor or other third party. There are no liens for Taxes on the assets of Parent, Merger Sub and their respective Subsidiaries, other than liens for Taxes not yet due and payable or for Taxes that are being contested in good faith through appropriate proceedings and for which appropriate reserves have been established.

(b) Parent’s audited financial statements as of October 31, 2003 reflect adequate accruals in accordance with GAAP for all material unpaid Taxes of Parent and each of its Subsidiaries through October 31, 2003, and the amounts set forth thereon as deferred Tax assets and deferred Tax liabilities have been determined in accordance with GAAP.

(c) No claim has been made by any taxing authority in any jurisdiction where Parent, Merger Sub or any of their respective Subsidiaries does not file Tax Returns that such Parent, Merger Sub or Subsidiary is or may be subject to taxation by that jurisdiction.

(d) Neither Parent, Merger Sub nor any of their respective Subsidiaries has ever been a member of an affiliated group filing consolidated federal income Tax Returns other than the group of which Parent is the “common parent” (within the meaning of Section 1504(a) of the Code).

(e) There is no claim, audit, action, suit, proceeding or investigation now pending or threatened in writing, or, to the Knowledge of Parent, orally, against or with respect to Parent, Merger Sub or their respective Subsidiaries in respect of any Tax Return. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Parent, Merger Sub or any of their respective Subsidiaries.

(f) None of Parent, Merger Sub or their respective Subsidiaries has participated in a “reportable transaction,” including without limitation a “listed transaction,” within the meaning of Treasury Regulations Sections 1.6011-4(b) and 1.6011-4(b)(2), respectively, or a transaction required to be registered as a tax shelter under Code Section 6111 or the Treasury Regulations thereunder.

(g) None of Parent, Merger Sub or their respective Subsidiaries is a party to or bound by any tax indemnity agreement or tax sharing agreement under which Parent, Merger Sub or any of their respective Subsidiaries may be liable to make any payment to any Person, and none of Parent, Merger Sub or their respective Subsidiaries has assumed the liability of any Person for Taxes pursuant to any contract.

(h) None of Parent, Merger Sub or their respective Subsidiaries is obligated under any agreement, contract or arrangement that may result in the payment of any amount that would not be deductible by reason of Code Sections 162(m) or 280G, except that the agreements entered into by Parent with the individuals identified on Schedule 3.10(h) may constitute such agreements.

(i) Parent is not currently nor has it been a United States real property holding corporation (within the meaning of Section 897(c)(2) of the Code) during the five-year period ending on the date of this Agreement, and Parent does not expect to become a United States real property holding corporation prior to the Effective Time.

(j) None of Parent, Merger Sub or their respective Subsidiaries has been the “distributing corporation” (within the meaning of Section 355(c)(2) of the Code) with respect to a transaction described in Section 355 of the Code within the three (3) year period ending as of the date of this Agreement.

(k) To Parent’s Knowledge neither Parent nor any of its affiliates has taken or agreed to take any action, nor does Parent have Knowledge of any fact or circumstance, that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

3.11 Employee Matters.

(a) Parent and each of its subsidiaries are in compliance in all material respects with all currently applicable laws and regulations respecting employment, discrimination in employment, terms and conditions of employment, wages, hours and occupational safety and health and employment practices, and are not engaged in any unfair labor practice, except where the failure to be in compliance or the engagement in unfair labor practices has not had and would not be reasonably expected to have a Parent Material Adverse Effect. Except as would not reasonably be expected to have a Material Adverse Effect, Parent and each of its subsidiaries have withheld all amounts required by law or by agreement to be withheld from the wages, salaries, and other payments to their respective employees; and are not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing.

(b) There are no proceedings, claims, or suits pending or, to the Knowledge of Parent or any of its subsidiaries, threatened, between Parent or any of its subsidiaries and any of their respective employees. Neither Parent nor any of its subsidiaries is a party to any collective bargaining agreement or other labor union contract, nor does Parent or any of its subsidiaries know of any activities or proceedings of any labor union or organization of any such employees.

3.12 Interested Party Transactions.

Neither Parent nor any of its subsidiaries is indebted to any director, officer, employee, any affiliate of Parent which is not a Subsidiary or agent of Parent or its subsidiaries (except for amounts due as normal wages and bonuses and in reimbursement of ordinary expenses), and no such Person is indebted to Parent or its subsidiaries, and there have been no other transactions of the type required to be disclosed pursuant to Items 402 and 404 of Regulation S-K under the Securities Act and the Exchange Act since October 30, 2003.

3.13 Compliance With Laws.

Each of Parent and its subsidiaries has complied with, is not in violation of, and has not received any notices of violation with respect to any federal, state, local or foreign statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its business, except for such violations or failures to comply as would not be reasonably expected to have a Parent Material Adverse Effect.

3.14 Brokers’ and Finders’ Fees.

Except for UBS Securities LLC, Parent has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with this Agreement, the Merger or any other transaction contemplated hereby.

3.15 Vote Required.

The affirmative vote of the holders on the record date of a majority of the shares of Parent Common Stock present and voting at the Parent Stockholders Meeting (the “Parent Stockholder Approval”) is the only vote of the holders of any of Parent’s Common Stock necessary to approve this Agreement and the transactions contemplated thereby and hereby.

3.16 Board Approval.

The Board of Directors of Parent has unanimously (i) approved this Agreement and the Merger, (ii) determined that the Merger is in the best interests of the stockholders of Parent and is on terms that are fair to such stockholders and (iii) recommended that the stockholders of Parent approve this Agreement and the Merger. Parent has taken all action necessary to render the rights issued pursuant to the terms of the Rights Agreement inapplicable to this Merger, this Agreement and the transactions contemplated hereby.

3.17 Material Contracts.

Except for this Agreement, the Ancillary Agreements and other contracts and agreements which individually or in the aggregate are not material to Parent’s or any of its subsidiaries’ businesses, as of the date of this Agreement, Parent is not a party to or bound by:

(a) any continuing contract (other than purchase orders) for the purchase of materials, supplies, equipment or services involving in the case of any such contract more than $1,000,000 over the life of the contract that expires or may be renewed at the option of any Person (other than Parent) so as to expire more than one (1) year after the date of this Agreement;

(b) any trust indenture, mortgage, promissory note, loan agreement or other contract for the borrowing of money (or any guarantee thereof), any currency exchange, commodities or other hedging arrangement (other than any such arrangement entered into for bona fide hedging purposes) or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(c) any contract for capital expenditures in excess of $1,000,000 in the aggregate; or

(d) any contract limiting the freedom of Parent to engage in any line of business (other than distribution agreements and in connection with licenses of Intellectual Property to or from Parent or any of its Subsidiaries), to acquire any material product or asset from any other Person outside the ordinary course of business, to sell any material product or asset outside the ordinary course of business to, or to perform any material service outside the ordinary course of business for, any Person, or to compete with any other Person (as that term is defined in the Exchange Act).

3.18 No Breach of Material Contracts.

Except as would not have a Parent Material Adverse Effect, (i) Parent has performed all of the material obligations required to be performed by it and is entitled to all benefits under, and is not alleged to be in material breach or default in respect of any contract or agreements listed in Section 3.17 of the Parent Disclosure Schedule (the “Parent Material Contracts”), and (ii) each of the Parent Material Contracts is in full force and effect, unamended, and there exists no default or event of default or event, occurrence, condition or act, with respect to Parent or, to Parent’s Knowledge, with respect to the other contracting party, which, with the giving of notice, the lapse of the time or the happening of any other event or conditions, would become a default or event of default under any Parent Material Contract.

3.19 Joint Proxy Statement/Prospectus.

The information relating to Parent included in the Registration Statement shall not, at the time the Joint Proxy Statement/Prospectus is declared effective by the SEC and at all times subsequent thereto (through and including the Effective Date), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information relating to Parent included in the Joint Proxy Statement/Prospectus shall not, on the date or dates the Joint Proxy Statement/Prospectus is first mailed to the stockholders of Parent and the stockholders of Company, at the time of the Parent Stockholders Meeting and the Company Stockholders Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or omit to state a material fact necessary to correct any statement in an earlier communication with respect to the solicitation of proxies for the Parent Stockholders Meeting which has become false or misleading. If, at any time prior to the Effective Time, any event or information should be discovered by Parent which should be set forth in an amendment to the Joint Proxy Statement/Prospectus or a supplement to the Joint Proxy Statement/Prospectus, Parent shall promptly inform Company. Notwithstanding the foregoing, Parent makes no representation, warranty or covenant with respect to any information supplied by Company which is contained in the Joint Proxy Statement/Prospectus.

3.20 Opinion of Financial Advisor.

Parent has been advised orally by UBS Securities LLC, its financial advisor, that in such advisor’s opinion, as of February 20, 2004, the consideration to be paid by Parent to the holders of Company Common Stock is fair, from a financial point of view, to Parent.

3.21 Takeover Restrictions.

No Takeover Statute is applicable to the Merger, except for such statutes or regulations as to which all necessary action has been taken by Parent and its Board of Directors to permit the consummation of the Merger in accordance with the terms hereof without violating or triggering any rights, obligations or restrictions thereunder.

3.22 Financing.

Parent (i) will have at the Closing sufficient funds available to pay the aggregate Merger Consideration and any expenses incurred by the Parent, Merger Sub and Company in connection with the transactions contemplated by this Agreement; (ii) has, and at the Closing will have, the resources and capabilities (financial or otherwise) to perform its obligations hereunder; and (iii) has not incurred any obligation, commitment, restriction or liability of any kind, absolute or contingent, present or future, which would impair or adversely affect such resources and capabilities.

ARTICLE IV

CONDUCT PRIOR TO THE EFFECTIVE TIME

4.1 Conduct of Business of Company.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time (except as required by law or to the extent expressly contemplated by this Agreement, Section 4.2 hereof or as consented to in writing by Parent, which consent shall not be unreasonably withheld or delayed), Company agrees:

(i) to carry on its business in the ordinary course; and

(ii) to use all commercially reasonable efforts consistent with past practice and policies to preserve intact its present business organizations, keep available the services of its present officers and key employees (other than those listed in Section 4.1 of the Company Disclosure Schedule) and preserve its relationships with material customers, suppliers, distributors, licensors, licensees and others having material business dealings with it.

(b) Company shall prepare and timely file all material Tax Returns required to be filed by Company and any Subsidiary of Company on or before the Effective Date.

4.2 Restriction on Conduct of Business of Company.

During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, except as required by law, as set forth in the Company Disclosure Schedule, as expressly contemplated by this Agreement or as consented to in writing by Parent (which consent shall not be unreasonably withheld or delayed), Company shall not do, cause or permit any of the following:

(a) Charter Documents. Cause or permit any amendments to its Certificate of Incorporation or Bylaws of Company;

(b) Dividends; Changes in Capital Stock. Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock; or split, combine or reclassify any of its capital stock or except for the issuance of shares of Company Common Stock pursuant to the exercise of Company Options issued and outstanding on the date hereof or granted pursuant to Section 4.2(e) hereof, issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service to it;

(c) Stock Option Plans, Company. Accelerate, amend or change the period of exercisability or vesting of options or other rights granted under its stock plans or authorize cash payments in exchange for any options or other rights granted under any of such plans;

(d) Material Contracts. Enter into any material contract or commitment, or violate, amend or otherwise modify or waive any of the terms of any of its Material Contracts in any material respect, except in the ordinary course; provided, further, that Company shall not, except in the ordinary course, enter into any contract, commitment or agreement (i) which grants any third party exclusive rights, (ii) which provides any third party with equity, as compensation or otherwise, or (iii) with any third party which could reasonably be deemed to be a competitor of Parent;

(e) Issuance of Securities. Except with respect to the transfer of Company securities contemplated by this Agreement, issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than the issuance of shares of Company Common Stock pursuant to the exercise of Company Options issued and outstanding on the date hereof, or other rights therefor outstanding as of the date of this Agreement and the issuance of stock options in the ordinary course of business; provided, however, that no individual shall receive in excess of 50,000 stock options and all grants shall be made at an exercise price no less than the fair market value of the Company Common Stock on the date of such grant;

(f) Intellectual Property. Transfer to any Person or entity any of its material Intellectual Property or any material rights to its material Intellectual Property other than in the ordinary course of business;

(g) Exclusive Rights. Enter into or amend any agreements pursuant to which any other party is granted exclusive marketing or other exclusive rights of any type or scope with respect to any of its products or technology;

(h) Dispositions. Sell, lease, license or otherwise dispose of or encumber any of its material properties or assets except for in the ordinary course;

(i) Indebtedness. Incur any indebtedness for borrowed money under existing credit lines or otherwise, guarantee any such indebtedness or guarantee any debt securities of others;

(j) Leases. Enter into any material operating lease;

(k) Payment of Obligations. Pay, discharge or satisfy in an amount in excess of $50,000 in any one case or $250,000 in the aggregate, any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) arising other than in the ordinary course of business, and other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Company Financial Statements;

(l) Capital Expenditures. Make any capital expenditures, capital additions or capital improvements except in the ordinary course of business, and notwithstanding the above, make any such expenditures, additions or improvements in excess of $1,000,000 in any one case;

(m) Other Expenses. Commit to or incur any other expenses (excluding capital expenditures which are addressed in (l) above) in an amount in excess of $100,000 in any one case;

(n) Insurance. Materially reduce the amount of any insurance coverage provided by existing insurance policies;

(o) Termination or Waiver. Terminate or waive any right of substantial value;

(p) Employee Benefit Plans; New Hires; Pay Increases. Adopt or amend any employee benefit or stock purchase or option plan, except as required under ERISA or other applicable law or except as necessary to maintain the qualified status of such plan under the Code, or hire any new director level (having an annual level of compensation in excess of $140,000) or officer level employee, or increase the annual level of compensation of any employee, or grant any unusual or extraordinary bonuses, benefits or other forms of direct or indirect compensation to any employee, officer, director or consultant, except in the ordinary course of business and in amounts consistent with past practices;

(q) Severance Arrangements. Grant any severance or termination pay (i) to any director or officer or (ii) to any other employee except payments made pursuant to written agreements outstanding on the date hereof or consistent with the Company’s severance policy described in Schedule 5.8(d);

(r) Acquisitions. Acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any material assets;

(s) Taxes. (i) Enter into any material closing agreement, settle any material claim or assessment in respect of material Taxes or consent to any waiver of the limitations period applicable to any claim or assessment in respect of any material Taxes; or (ii) file any election under Section 338 of the Code or corresponding provisions of applicable state law, whether as part of any Tax Return or on a “stand-alone” basis;

(t) Revaluation. Revalue any of its assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business or as may be required by GAAP or the Exchange Act;

(u) Stockholder Rights Plan. Adopt or implement any stockholder rights plan;

(v) Transactions with Non-Subsidiary Affiliates. Enter into any transaction with any affiliate of the Company which is not a Subsidiary of the Company]; and

(w) Other. Agree in writing or otherwise to take any of the actions described in Sections 4.2(a) through (v) above.

4.3 Conduct of Business of Parent.

During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time (except as required by law or to the extent expressly contemplated by this Agreement), Parent agrees:

(a) Parent agrees (except to the extent expressly contemplated by this Agreement or as consented to in writing by Company), to carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted; and

(b) Parent shall not, and shall cause its Subsidiaries not to, without the prior written consent of Company,

(i) except with respect to the issuance of Parent Common Stock and Parent Non-Voting Convertible Stock contemplated by this Agreement, issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than (i) the issuance of shares of Parent Common Stock pursuant to the exercise of stock options under Parent Stock Option Plans issued and outstanding on the date hereof, or other rights therefor outstanding as of the date of this Agreement, (ii) the issuance of stock options pursuant to the Parent Stock Option Plans, in each case, in the ordinary course of business; and (iii) the issuance of shares of Parent Common Stock pursuant to the Parent ESPP in the ordinary course of business.

(ii) cause or permit any amendments to the Certificate of Incorporation or Bylaws of Parent;

(iii) declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock; or split, combine or reclassify any of its capital stock or except for the issuance of shares of Parent Common Stock pursuant to the exercise of Parent Options issued and outstanding on the date hereof or in the ordinary course of business, issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service to it;

(iv) transfer to any Person or entity any of its material Intellectual Property or any material rights to its material Intellectual Property, other than in the ordinary course of business;

(v) sell, lease, license or otherwise dispose of or encumber any of its material properties or assets, except for in the ordinary course;

(vi) incur any indebtedness for borrowed money under existing credit lines or otherwise, guarantee any such indebtedness or guarantee any debt securities of others in excess of $10,000,000 in the aggregate;

(vii) acquire by merging or consolidating with, or by purchasing a substantial portion of the assets or equity of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any material assets;

(viii) revalue any of its assets, including, without limitation, writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business or as may be required by GAAP or the Exchange Act; or

(ix) agree in writing or otherwise to take any of the actions described in Sections 4.3(b)(i) through (viii) above.

4.4 No Solicitation of Company.

(a) Company and each of its subsidiaries and the officers, directors, employees, affiliates or other agents of Company and its subsidiaries will not, directly or indirectly, (i) take any action to solicit, initiate or encourage any Takeover Proposal (defined below) or (ii) subject to the terms of Section 4.4(b) below, take any action, solicit, facilitate, encourage or engage in negotiations or discussions with, or disclose any nonpublic information relating to Company or any of its subsidiaries to, or afford access to the properties, books or records of Company or any of its subsidiaries to, any Person that has advised Company that it may be considering making, or that has made, a Takeover Proposal; provided, nothing herein shall prohibit Company’s Board of Directors from complying with Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to a tender or exchange offer.

(b) Notwithstanding Section 4.4(a) above, if an unsolicited written Takeover Proposal, or an unsolicited written expression of interest that could reasonably be expected to lead to a Takeover Proposal (and for purposes of this Section 4.4(b), the term “unsolicited Takeover Proposal, or unsolicited written expression of interest” shall mean a Takeover Proposal or written expression of interest that was received other than as a result of a violation of Section 4.4(a)), shall be received by the Company or any of its advisors, then (i) to the extent the Board of Directors of Company believes in good faith (after consultation with its financial advisors) that such Takeover Proposal (or written expression of interest) could reasonably be expected to lead to a transaction more favorable to Company’s stockholders from a financial point of view than the transaction contemplated by this Agreement (any such more favorable Takeover Proposal being referred to in this Agreement as a “Superior

Proposal”), and (ii) the Board of Directors of Company determines in good faith (after consultation with outside legal counsel) that taking action with respect to such Takeover Proposal is consistent with its fiduciary duties to its stockholders under applicable law, Company and its officers, directors, employees, investment bankers, financial advisors, attorneys, accountants and other representatives retained by it may furnish in connection with such a Takeover Proposal (or written expression of interest) information and take such other actions with respect to such Takeover Proposal (or written expression of interest) (including, but not limited to, engaging in negotiations and discussions) as are consistent with the fiduciary obligations of Company’s Board of Directors, and such actions with respect to such Takeover Proposal (or written expression of interest) shall not be considered a breach of this Section 4.4, provided that in each such event Company (A) notifies Parent in writing of such determination by the Company Board of Directors, (B) provides Parent with a true and complete copy of the Takeover Proposal (or written expression of interest) received from such third party, (C) provides Parent with all documents containing or referring to non-public information of Company that are supplied to such third party and (D) Company may only provide any such non-public information pursuant to a non-disclosure agreement at least as restrictive as the Confidentiality Agreement (as defined in Section 5.4). Additionally, notwithstanding the foregoing, (1) Company’s Board of Directors shall continue to recommend the Merger until such time as the Board of Directors determines, after consultation with outside legal counsel, that continuing to make such recommendation is inconsistent with its fiduciary duties to the stockholders of the Company under applicable law at which time the Company’s Board of Directors may change or withdraw its recommendation or recommend a Superior Proposal; provided that, before and as a condition to making any such determination to change or withdraw such recommendation or to recommend a Superior Proposal, Company must first notify Parent, in writing and at least 72 hours before doing so, promptly of this intention in respect of a Superior Proposal, attaching the most current version of such proposal (or a description of all material terms and conditions thereof), and then only if Parent fails to make, within 72 hours of receipt of such written notification, an offer that the Board of Directors of the Company determines, in good faith after consultation with its financial advisors, is at least as favorable to the stockholders of Company as such Superior Proposal may the Company’s Board of Directors change or withdraw its recommendation or recommend a Superior Proposal, and (2) Company shall in all events allow Company stockholders to vote on the Merger and transactions contemplated hereby, unless Parent shall have terminated this Agreement pursuant to Section 7.1(a)(iii) and Company shall have paid to Parent all amounts payable to Parent pursuant to Section 7.3(b).

(c) Company shall promptly notify Parent after receipt, but in no event later than 24 hours from such receipt, of any Takeover Proposal or any notice that any Person is considering making a Takeover Proposal or any request for non-public information relating to Company or any of its subsidiaries or for access to the properties, books or records of Company or any of its subsidiaries by any Person that has advised Company that it may be considering making, or that has made, a Takeover Proposal; shall keep Parent informed of the status and details of any such Takeover Proposal notice or request in all material respects; and shall provide Parent with a true and complete copy of such Takeover Proposal notice or request, if it is in writing or an oral summary thereof, if it is not in writing.

(d) For purposes of this Agreement, “Takeover Proposal” means, with respect to any Person, any offer or tender offer or proposal for, or any indication of interest in (whether written or oral), a merger or other business combination involving that Person or any of its subsidiaries or the acquisition of any significant equity interest (15%) in, or a significant portion of the assets (15% or more on a consolidated basis) of, that Person or any of its subsidiaries, other than the transactions contemplated by this Agreement.

4.5 Prohibition on Certain Acquisitions by Parent.

Parent shall not, and shall cause its subsidiaries not to, acquire (whether via merger, consolidation, stock or asset purchase or otherwise), or agree to so acquire, any material amount of assets of or any equity in any Person or any business or division thereof, unless that acquisition or agreement would not (a) impose any delay in the obtaining of, or increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Authority necessary to consummate the Merger or the expiration or termination of any waiting period under applicable law, (ii) increase the risk of any Governmental Authority entering an order prohibiting the consummation of the Merger or (iii) increase the risk of not being able to remove any such order on appeal or otherwise.

4.6 Section 338 Election.

The parties shall cooperate fully to analyze the benefits or detriments associated with making any elections available to (or with respect to) Company or any of its Subsidiaries under Section 338 of the Code or corresponding provisions of applicable state law, and, upon the reasonable request of Parent, Company will cause any such elections to be timely made in accordance with appropriate procedures.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1 Joint Proxy Statements/Prospectus.

As promptly as practicable after the execution of this Agreement, Company and Parent shall prepare and shall use all commercially reasonable efforts to file with the SEC on or before March 15, 2004, preliminary joint proxy materials relating to the approval of the Merger and the transactions contemplated hereby by the stockholders of Company and Parent and, as promptly as practicable following receipt of SEC comments thereon, Parent shall file with the SEC a Joint Proxy Statement/Prospectus on Form S-4 (or such other form or successor form as shall be appropriate), which complies in form with applicable SEC requirements and shall use all commercially reasonable efforts to cause the Joint Proxy Statement/Prospectus to become effective as soon thereafter as practicable. The Joint Proxy Statement/Prospectus shall include the unanimous recommendation of the Board of Directors of Company that the stockholders of the Company vote in favor of the Merger and approve this Agreement; provided that such unanimous recommendation may not be included or may be amended or withdrawn and Company’s Board of Directors shall be entitled to recommend an alternative Takeover Proposal if previously included if (i) Company’s Board of Directors believes in good faith that a Superior Proposal has been made, and (ii) after consultation with its outside legal counsel, Company’s Board of Directors determines that to include such recommendation or not withdraw such recommendation if previously included or not to recommend such Superior Proposal would not be consistent with the Board’s fiduciary duties under applicable law. The Joint Proxy Statement/Prospectus shall include the unanimous recommendation of the Board of Directors of Parent that the stockholders of the Parent vote in favor of the Merger and approve this Agreement.

5.2 Meetings of Stockholders.

(a) Company shall promptly after the date hereof take all action necessary in accordance with Delaware Law and its Certificate of Incorporation and Bylaws to call, give notice of, convene and hold the Company Stockholders Meeting, as promptly as practicable, and in any event within forty-five (45) days of the Joint Proxy Statement/Prospectus being declared effective by the SEC. Company shall also consult with Parent regarding the date of the Company Stockholders Meeting and shall not postpone or adjourn (other than for the absence of a quorum) the Company Stockholders Meeting without the consent of Parent unless this Agreement is first terminated by Company pursuant to Article VII hereof. Subject to Section 5.1, Company shall use all commercially reasonable efforts to solicit from stockholders of Company proxies in favor of the Merger and shall take all other action necessary or advisable to secure the Company Stockholder Approval.

(b) Parent shall promptly after the date hereof take all action necessary in accordance with Delaware Law and its Certificate of Incorporation and Bylaws to call, give notice of, convene and hold the Parent Stockholders Meeting, as promptly as practicable, and in any event within forty-five (45) days of the Joint Proxy Statement/Prospectus being declared effective by the SEC. Parent shall also consult with Company regarding the date of the

Parent Stockholders Meeting and shall not postpone or adjourn (other than for the absence of a quorum) the Parent Stockholders Meeting without the consent of Company unless this Agreement is first terminated by Company pursuant to Article VII hereof. Parent shall use all commercially reasonable efforts to solicit from stockholders of Parent proxies in favor of the Merger and shall take all other action necessary or advisable to secure the Parent Stockholder Approval.

5.3 Access to Information; Disclosure Schedule Updates.

(a) Each of Parent and Company shall afford the other such party and its accountants, counsel and other representatives, reasonable access during normal business hours during the period prior to the Effective Time to (i) all of such party’s (and each party’s respective Subsidiaries’) properties, books, contracts, commitments, records, and Tax Returns, and (ii) all other information concerning the business, properties and personnel of such party as such other party may reasonably request. Company agrees to provide to Parent and its accountants, counsel and other representatives copies of internal financial statements promptly upon request.

(b) No information or knowledge obtained in any investigation or notice after the Execution Date pursuant to this Section 5.3 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger. Additionally, during the period from the date hereof and prior to the Effective Time, each party shall promptly notify the other party in writing of:

(i) the discovery of any event, condition, fact or circumstance that (A) occurred or existed on or prior to the date of this Agreement and that caused or constitutes a breach of any representation or warranty made by such party in this Agreement or any other agreement contemplated hereby or (B) would reasonably be expected to constitute a Material Adverse Effect with respect to that party;

(ii) any breach of any covenant or obligation by such party;

(iii) any event, condition, fact or circumstance that may make the timely satisfaction of any of the covenants or conditions set forth in this Article V or Article VI impossible or unlikely;

(iv) any notice or other communication from any Person alleging that the consent of that Person is or may be required in connection with the transactions contemplated by this Agreement;

(v) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and

(vi) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting Company or any of its subsidiaries or Parent or any of its subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to the representations and warranties of that party in this Agreement, as the case may be, or that relate to the consummation of the transactions contemplated by this Agreement.

5.4 Confidentiality.

The parties acknowledge that Parent and Company have previously executed a Mutual Non-Disclosure Agreement dated January 19, 2004 (the “Confidentiality Agreement”), a copy of which is attached hereto as Exhibit E, which Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

5.5 Public Disclosure.

(a) Company and Parent shall consult with each other before issuing any press releases or otherwise make any public statements or make any other public (or non-confidential) disclosures (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated hereby, and neither shall issue a press release or make any statements or disclosures without prior consultation with the other, except as may be required by law or by obligations pursuant to any listing agreement with any national securities exchange or with the NASD.

(b) Before any Merger Communication of Parent, Company or any of their respective “participants” (as defined in Rule 165 of the Securities Act or Item 4 of Schedule 14A of the Exchange Act) is (i) disseminated to any investor, analyst, member of the media, employee, client, customer or other third party or otherwise made accessible on the website of Parent, Company or any such participant, as applicable (whether in written, video or oral form via webcast, hyperlink or otherwise), or (ii) utilized by any officer, senior manager, key employee or advisor of Parent, Company or any such participant, as applicable, as a script in discussions or meetings with any such third parties, Parent or Company, as the case may be, shall (or shall cause any such participant to) provide the other such party and its counsel with a reasonable opportunity to review any such Merger Communication for purposes of, among other things, determining whether that communication (x) is required to be filed under Rules 165 and 425 of the Exchange Act or (y) constitutes “soliciting material” that is required to be filed by Rule 14a-6(b) or Rule 14a-12(b) of the Exchange Act, as applicable. Parent and Merger Sub or Company, as applicable, shall (or shall cause any such participant to) give reasonable and good faith consideration to any comments made by the other such party or parties and their counsel on any such Merger Communication. For purposes of the foregoing, the term “Merger Communication” shall mean, with respect to any Person, any document or other written communication prepared by or on behalf of that Person, or any document or other material or information posted or made accessible on the website of that Person (whether in written, video or oral form via webcast, hyperlink or otherwise), that is related to any of the transactions contemplated by this Agreement and, if reviewed by a holder of Company Stock, could reasonably be deemed to constitute either (x) an offer to sell Parent Stock or a solicitation of an offer to buy Company Common Stock or (y) a “solicitation” of “proxies” (in each case, as defined in Rule 14a-1 of the Exchange Act) in favor of the Merger.

5.6 Consents; Cooperation.

(a) Each of Parent and Company shall promptly apply for or otherwise seek, and use all commercially reasonable efforts to obtain, all consents and approvals required to be obtained by it for the consummation of the Merger under applicable laws and regulations (including those required under HSR), including preparing and filing as promptly as practicable with any Governmental Authority all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents. Company shall use all commercially reasonable efforts to obtain all necessary consents, waivers and approvals under any of Company’s material contracts in connection with the Merger for the assignment thereof or otherwise. The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to HSR or any other federal or state antitrust or fair trade law.

(b) Each of Parent and Company shall use all commercially reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement under HSR, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other Federal, state or foreign statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”).

(c) Notwithstanding anything to the contrary in Section 5.6(a) or (b), (i) Parent shall not be required to divest any of its or its subsidiaries’ businesses, product lines or assets, or to take or agree to take any other action or agree to any limitation that would reasonably be expected to have a Material Adverse Effect on Parent or of the Surviving Corporation after the Effective Time, and (ii) Company and its subsidiaries shall not be required to divest any of their respective businesses, product lines or assets, or to take or agree to take any other action or agree to any limitation that would reasonably be expected to have a Material Adverse Effect on Company.

5.7 FIRPTA.

Company shall, on or prior to the Closing Date, provide Parent with a properly executed FIRPTA Notification Letter, substantially in the form attached hereto as Exhibit F, which states that shares of capital stock of Company do not constitute “United States real property interests” under Section 897(c) of the Code, for purposes of satisfying Parent’s obligations under Treasury Regulation Section 1.1445-2(c)(3). In addition, simultaneously with delivery of such Notification Letter, Company shall have provided to Parent, as agent for Company, a form of notice to the Internal Revenue Service in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2) and substantially in the form attached hereto as Exhibit F, along with written authorization for Parent to deliver such notice form to the Internal Revenue Service on behalf of Company upon the Closing of the Merger.

5.8 Employee Benefit Plans.

(a) Assumption of Company Options. At the Effective Time, each outstanding Company Option to purchase shares of Company Common Stock under the Company Stock Option Plan, whether vested or unvested, will be assumed by Parent and converted into an option to purchase shares of Parent Common Stock (each a “Parent Option”) as set forth in this Section 5.8. Following the assumption of the Company Options and the Company Stock Option Plan, all references to Company in the Company Options and the Company Stock Option Plan shall be deemed to refer to Parent. Schedule 5.8(a) hereto sets forth a true and complete list as of the date hereof of all holders of outstanding Company Options under the Company Stock Option Plan, including the number of shares of Company Common Stock subject to each such Company Option, the exercise or vesting schedule, the exercise price per share and the term of each such Company Option. On the Closing Date, Company shall deliver to Parent an updated Schedule 5.8(a) hereto current as of a date shortly before such date. Each such Company Option so assumed by Parent under this Agreement shall retain its respective vesting schedule under the Company Stock Option Plan and its respective stock option agreement and each such Company Stock Option shall continue to be subject to the terms and conditions set forth in the Company Stock Option Plan, except that (i) each such Company Option will be exercisable for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that would be issuable upon exercise of such Company Option immediately prior to the Effective Time, assuming that all vesting conditions applicable to such Company Option were then satisfied, multiplied by the quotient obtained by dividing (A) the sum of the Cash Exchange Ratio and the product obtained by multiplying the Stock Exchange Ratio by the Parent Stock Price; by (B) the Parent Stock Price, (such quotient, the “Option Exchange Ratio”) rounded down to the nearest whole number of shares of Parent Common Stock, and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Option will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Option was exercisable immediately prior to the Effective Time by the Option Exchange Ratio, rounded up to the nearest whole cent. Consistent with the terms of the Company Stock Option Plan and the documents governing the outstanding Company Options under such plan, the Merger will not terminate any of the outstanding Company Options under the Company Stock Option Plan or, except as set forth on Schedule 5.8(a) accelerate the exercisability or vesting of such Company Options or the shares of Parent Common Stock which will be subject to those options upon the assumption of the Company Options in connection with the Merger. It is the intention of the parties that the Company Options assumed by Parent qualify, to the maximum extent permissible, following the Effective Time, as incentive stock options, as defined in Section 422 of the Code, to the extent, and only to the extent, the Company Options so assumed qualified as incentive stock options prior to the Effective Time. As soon as practicable after the Effective Time, Parent shall deliver to each holder of an outstanding Company Stock Option an appropriate notice setting forth such holder’s rights pursuant thereto and that such Company Stock Option shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 5.8(a) after giving effect to the Merger). Company’s employees who become employees of Parent or of the Surviving Corporation shall receive grants of stock options under the Parent Stock Option Plans in amounts commensurate with the number of options granted to similarly situated employees of Parent and at such times as Parent’s employees normally receive grants.

(b) Assignment of Repurchase Options. Company shall take all actions necessary to assign to Parent, as of the Effective Time, all outstanding rights of Company which it may hold immediately prior to the Effective Time to repurchase unvested shares of Company Common Stock (the “Repurchase Options”), which Repurchase

Options shall thereafter be exercisable by Parent upon the same terms and conditions in effect immediately prior to the Effective Time, except that the shares purchasable pursuant to the Repurchase Options and the purchase price per shall be adjusted to reflect the exchange of Company Options set forth in Section 5.8(a).

(c) Prior to the Effective Time, the Board of Directors of Parent and the Company, or an appropriate committee of non-employee directors thereof, shall each adopt a resolution consistent with the interpretative guidance of the SEC so that the assumption of the Options, and the acquisition of Parent Stock in exchange for outstanding shares of Company Stock held by any officer or director of Company who may become a covered person of Parent for purposes of Section 16 of the 1934 Act shall be an exempt transaction for purposes of Section 16 of the 1934 Act.

(d) If requested by Parent, Company shall, immediately prior to the Closing Date, terminate Company’s 401(k) plan and shall provide to Parent a copy of the resolutions by the Board of Directors of Company such termination. Company’s employees shall be eligible to participate in Parent’s 401(k) plan immediately following the Closing Date. For a period of at least 12 months after the Closing Date, Company’s employees who become employees of Parent and/or the Surviving Corporation shall receive employee benefits commensurate with those provided by Parent and its subsidiaries to similarly situated employees. Any of the Company’s employees who are involuntarily terminated prior to July 31, 2004 for reasons other than cause will receive severance benefits in accordance with the more favorable of (i) the severance policy set forth in Schedule 5.8(d) or (ii) any applicable severance plan adopted by Parent or the Surviving Corporation. Parent and/or Surviving Corporation shall provide or cause to be provided that under each employee benefit plan, policy, program or arrangement where service is relevant to a determination of an employee’s eligibility to participate, vesting, or level or amount of benefits, employees of Company who become employees of Parent and/or the Surviving Corporation shall be credited with their period of service with Company or any predecessor employer prior to the Closing, to the extent permitted by applicable law and applicable tax qualification requirements, and subject to any generally applicable break in service or similar rules. To the extent consistent with applicable law and applicable tax qualification requirements, Parent and/or the Surviving Corporation shall make available, or cause to be made available, to those employees of Company who become employees of Parent and/or the Surviving Corporation, medical, dental, disability and other welfare benefits plans and programs, to the extent the same is offered by Parent and/or the Surviving Corporation generally to their respective employees, without regard to any preexisting condition limitation, actively-at-work requirement or similar limitation, provided, and only to the extent, that any analogous restriction applied to such employee under an analogous plan of Company had been satisfied as of the Closing Date. In determining an employee’s share of the cost of coverage under any plan or program of Parent and/or the Surviving Corporation for the year in which the Closing occurs, Parent and/or the Surviving Corporation shall make all commercially reasonable efforts to credit the employee with any pre-Closing co-pays and deductibles made by or on behalf of such employee under each comparable plan maintained by Company prior to the Effective Time for such year.

5.9 D&O Indemnification and Insurance.

Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:

(a) The Surviving Corporation shall indemnify and hold harmless the present and former officers and directors of Company (each an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by Delaware Law or any other applicable laws or provided under Company’s certificate of incorporation and bylaws in effect on the date hereof; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable law.

(b) For six years after the Effective Time, the Surviving Corporation shall provide officers’ and directors’ liability insurance (with carriers at least substantially comparable to in claims paying rating to Company’s existing carriers) in respect of acts or omissions occurring at or prior to the Effective Time covering each Indemnified Person on terms with respect to coverage and amount no less favorable than those of Company’s policy in effect on the date hereof (or, with the consent of the Company’s Board before the Effective Time, which consent shall not be unreasonably withheld, on terms no less favorable than those of Parent’s policy).

(c) If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.9.

(d) The rights of each Indemnified Person under this Section 5.9 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws of Company or any of its subsidiaries, or under Delaware Law or any other applicable laws or under any agreement of any Indemnified Person with the Company or any of its subsidiaries. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

(e) The Certificate of Incorporation of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification than are set forth in Company’s Certificate of Incorporation and its Bylaws, as the same may exist on the date of this Agreement.

5.10 Form S-8.

Parent agrees to file, as soon as practicable on or after (but no later than 1 business day) after the Closing, a registration statement on Form S-8 covering the sale of shares of Parent Common Stock issuable pursuant to outstanding Company Options under the Company Stock Option Plans assumed by Parent pursuant to the terms hereof. Company will cooperate and assist Parent in the preparation of such registration statement.

5.11 NASDAQ Quotation.

Parent shall use all commercially reasonable efforts to cause the shares of Parent Stock to be issued in connection with the Merger to be approved for quotation on Nasdaq, subject to official notice of issuance.

5.12 Treatment as Reorganization.

Neither Company nor Parent shall take any action prior to or following the Closing that would cause the merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Company and Parent shall cooperate in obtaining the opinions referred to in Sections 6.2(d) and 6.3(e) hereof, including using reasonable efforts to provide counsel with the representation letters also described in Sections 6.2(d) and 6.3(e).

5.13 Takeover Statutes.

If any Takeover Statute shall become applicable to the transaction contemplated hereby, Parent and Company and the members of their respective Board of Directors shall grant such approvals and take such actions as are necessary so that the Merger and the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation in the transaction contemplated hereby, except, in each such case, to the extent consistent with the fiduciary duties of the Board of Directors of Company under applicable law after consultation with outside counsel.

5.14 Notices.

Company shall give all notices and other information required to be given to the employees of Company, any collective bargaining unit representing any group of employees of Company, if applicable, and any applicable government authority under the WARN Act, the National Labor Relations Act, the Internal Revenue Code, COBRA, and other applicable law in connection with the transactions provided for in this Agreement.

5.15 Commercially Reasonable Efforts and Further Assurances.

Each of the parties to this Agreement shall use all commercially reasonable efforts to effectuate the transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement. Each party hereto, at the reasonable request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby.

5.16 Post-Closing Tax Covenant.

So long as any books, records and files retained by NPTest Holding LLC relating to the business of Company, or the books, records and files of Company, to the extent they relate to the operations of Company prior to the Closing Date, remain in existence and available, each party (at its expense) shall have the right upon reasonable prior notice to inspect and to make copies of the same at any time during business hours for any proper purpose. Parent, Company and NPTest Holding LLC shall use all commercially reasonable efforts not to destroy or allow the destruction of any such books, records and files without first offering in writing to deliver them to the other.

5.17 Board Appointment.

Parent shall take such action as required to appoint Dipanjan Deb to Parent’s Board of Directors effective upon the Closing. Parent and Company shall mutually agree before Closing to the appointment of one additional director of Parent’s Board of Directors.

5.18 Schlumberger Transfer.

Company shall use all commercially reasonable efforts to continue the orderly transfer as promptly as practicable of any of the business or assets of NPTest, Inc. and NPTest International Limited from Schlumberger Technologies, Inc. and Schlumberger B.V. to NPTest Acquisition Corporation pursuant to that certain Stock Purchase and Sale Agreement dated June 24, 2003, by and among Schlumberger Technology Corporation, Schlumberger Technologies, Inc., Schlumberger B.V., Company and NPTest Acquisition Corporation, including, without limitation, the assignment of all US and foreign patents and patent applications.

5.19 Parent Charter Amendment.

(a) As promptly as practicable after the date hereof, Parent, Company and NPTest Holding shall negotiate in good faith to reach agreement on the form of Parent Non-Voting Convertible Stock Certificate of Designations, which shall include (i) the terms and conditions described in the definition of Parent Non-Voting Convertible Stock and (ii) other mutually acceptable and customary terms and conditions.

(b) Parent shall file the Parent Non-Voting Convertible Stock Certificate of Designations, in the form agreed pursuant to Section 5.19(a), with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law.

5.20 Termination of Company Stockholders’ Agreement.

The Company agrees to, and agrees to cause NPTest Holding to, terminate, effective as of the Effective Time, the Stockholders’ Agreement among the Company, NPTest Holding and certain other persons named therein, dated as of November 18, 2003.

5.21 Parent Common Stock.

From and after the Effective Time, Parent covenants and agrees that it will cause to be reserved and kept available at all times a number of authorized but not outstanding shares of Parent Common Stock sufficient to permit the conversion in full of all outstanding shares of Parent Non-Voting Convertible Stock into Parent Common Stock pursuant to this Agreement.

ARTICLE VI

CONDITIONS TO THE MERGER

No party may refuse to close the Merger and the transactions contemplated hereunder if any condition remains unsatisfied where such party’s failure to fulfill its obligations under this Agreement shall have been the cause of, or resulted in, the condition not being satisfied.

6.1 Conditions to Obligations of Each Party to Effect the Merger.

The respective obligations of each party to this Agreement to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by agreement of all the parties hereto:

(a) Stockholder Approval. The Company Stockholder Approval and the Parent Stockholder Approval shall have been obtained.

(b) Joint Proxy Statement/Prospectus. The SEC shall have declared the Joint Proxy Statement/Prospectus effective in accordance with the provisions of the Securities Act, and shall be effective at the Effective Time, and no stop order suspending effectiveness of the Joint Proxy Statement/Prospectus shall have been issued, no action, suit, proceedings or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities laws relating to the issuance or trading of the Parent Common Stock and the Parent Non-Voting Convertible Stock to be issued to the Company stockholders in connection with the Merger shall have been received.

(c) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger or limiting or restricting Parent’s business following the Merger shall be in effect, nor shall any proceeding brought by any Governmental Authority, seeking any of the foregoing be pending; nor shall there be any action taken by any Governmental Authority, or any applicable statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal. In the event an injunction or other order shall have been issued in response to a third party (other than a Governmental Entity) action, each party agrees to use all commercially reasonable efforts to have such injunction or other order lifted.

(d) Antitrust Approval. Any applicable waiting period under the HSR Act or any other domestic or foreign antitrust regulatory regime relating to the Merger shall have expired or been earlier terminated and any required approval, waiver and consent, if any, required under any antitrust regulatory regime shall have been timely obtained.

6.2 Additional Conditions to Obligations of Company.

The obligations of Company to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Company:

(a) Representations, Warranties and Covenants. (i) The representations and warranties of Parent in this Agreement shall be true and correct in all respects (disregarding for this purpose all qualifications therein to materiality or Parent Material Adverse Effect) on and as of the Effective Time as though such representations and warranties were made on and as of such time or, in the case of representations and warranties of Parent which speak as of an earlier date, shall be true and correct as of such earlier date, except where the failure to be true and correct has not had, and would not reasonably be expected to result in, whether individually or in the aggregate, a Parent Material Adverse Effect, and (ii) Parent shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by Parent as of the Effective Time.

(b) Certificate of Parent. Company shall have been provided with a certificate executed on behalf of Parent by an authorized officer (acting in his or her capacity as an officer, and in no event in his or her individual capacity) to the effect set forth in Section 6.2(a).

(c) No Parent Material Adverse Effect. There shall not have occurred any change, event or effect, nor shall any fact or circumstance have arisen, that, taken together with all other changes, events, effects, facts and circumstances, constitutes a Parent Material Adverse Effect.

(d) Tax Opinion. Company shall have received from Davis Polk & Wardwell an opinion, in form and substance reasonably satisfactory to Company, dated on or about the Closing Date substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion, which are consistent with the state of facts existing on the Closing Date, the Merger will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code, and that each of Company, Parent and Merger Sub will be treated as a party thereto within the meaning Code Section 368(b), and such opinion shall not have been withdrawn. In rendering such opinion, Davis Polk & Wardwell may require, and to the extent they deem appropriate, may rely upon, representations made in certificates of officers of Parent and Company. The parties specifically acknowledge and agree that they shall make such reasonable representations as may be requested by Davis Polk & Wardwell for the purpose of rendering such opinions and that such certificates shall contain, without limitation, the representations set forth in Exhibits G-1 and G-2 hereto.

(e) The shares of Parent Common Stock to be issued in the Merger or upon conversion of the Parent Non-Voting Convertible Stock shall have been approved for quotation on NASDAQ, subject to official notice of issuance.

6.3 Additional Conditions to the Obligations of Parent.

The obligations of Parent and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Parent:

(a) Representations, Warranties and Covenants. (i) The representations and warranties of Company in this Agreement shall be true and correct in all respects (disregarding for this purpose all qualifications therein to materiality or Company Material Adverse Effect) on and as of the Effective Time as though such representations and warranties were made on and as of such time and or, in the case of representations and warranties of Company which speak as of an earlier date, shall be true and correct as of such earlier date, except where the failure to be true and correct has not had, and would not reasonably be expected to result in, whether individually or in the aggregate, a Company Material Adverse Effect and (ii) Company shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it as of the Effective Time.

(b) Certificate of Company. Parent shall have been provided with a certificate executed on behalf of Company by an authorized officer (acting in his or her capacity as an officer, and in no event in his or her individual capacity) to the effect set forth in Section 6.3(a).

(c) No Company Material Adverse Effect. There shall not have occurred any change, event or effect, nor shall any fact or circumstance have arisen, that, taken together with all other changes, events, effects, facts and circumstances, constitutes a Company Material Adverse Effect.

(d) FIRPTA Certificate. Parent shall have received a properly executed FIRPTA Notification Letter and a form of notice to the Internal Revenue Service in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2) and written authorization for Parent to deliver such notice form to the Internal Revenue Service on behalf of Company upon the Closing of the Merger in accordance with Section 5.7 hereof.

(e) Tax Opinion. Parent shall have received from Morrison & Foerster LLP an opinion, in form and substance reasonably satisfactory to Parent, dated on or about the Closing Date substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion, which are consistent with the state of facts existing on the Closing Date, the Merger will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code, and that each of Company, Parent and Merger Sub will be treated as a party thereto within the meaning Code Section 368(b), and such opinion shall not have been withdrawn. In rendering such opinion, Morrison & Foerster LLP may require, and to the extent they deem appropriate, may rely upon, representations made in certificates of officers of Parent and Company. The parties specifically acknowledge and agree that they shall make such reasonable representations as may be requested by Morrison & Foerster for the purpose of rendering such opinions and that such certificates shall contain, without limitation, the representations set forth in Exhibits G-1 and G-2 hereto.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

7.1 Termination.

(a) At any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of Company, this Agreement may be terminated:

(i) by mutual written consent duly authorized by each party’s Board of Directors;

(ii) by either Parent or Company, if the Closing shall not have occurred on or before September 30, 2004 (provided, a later date may be agreed upon in writing by the parties hereto, and provided further that the right to terminate this Agreement under this Section 7.1(a)(ii) shall not be available to any party whose action or failure to act has been the cause or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement);

(iii) by Parent, if the Board of Directors of Company shall have withdrawn or modified its recommendation of this Agreement or the Merger in a manner adverse to Parent or shall have resolved to do any of the foregoing in response to a Takeover Proposal;

(iv) by Company, if Parent shall breach any representation, warranty, obligation or agreement hereunder which breach results in a Parent Material Adverse Effect and such breach shall not have been cured within fifteen (15) days following receipt by Parent of written notice from Company of such breach, provided that the right to terminate this Agreement by Company under this Section 7.1(a)(iv) shall not be available to Company where Company is at that time in breach of this Agreement;

(v) by Parent, if Company shall breach any representation, warranty, obligation or agreement hereunder which breach results in a Company Material Adverse Effect and such breach shall not have been cured within fifteen (15) days following receipt by Company of written notice from Parent of such breach, provided that the right to terminate this Agreement by Parent under this Section 7.1(a)(v) shall not be available to Parent where Parent is at that time in breach of this Agreement; or

(vi) by either Parent or Company if (A) any permanent injunction or other order of a court or other competent authority preventing the consummation of the Merger shall have become final and nonappealable, or (B) Parent Stockholder Approval or Company Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote upon a vote held at a duly held meeting of stockholders of that Person or at any adjournment thereof.

7.2 Effect of Termination.

In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part, of Parent, Merger Sub or Company or their respective officers, directors, stockholders or affiliates, except to the extent that such termination results from

(i) the breach by a party hereto of any of its representations, warranties or covenants set forth in this Agreement or (ii) failure of either party to fulfill a condition to the performance of the obligations of the other party, in which case any such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of that breach or failure; provided that, the provisions of Section 5.4 (Confidentiality), Section 7.3 (Expenses and Termination Fees) and this Section 7.2 shall remain in full force and effect and survive any termination of this Agreement.

7.3 Expenses and Termination Fees.

(a) Subject to subsections (b), (c) and (d) of this Section 7.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including, without limitation, the fees and expenses of its advisers, accountants and legal counsel) shall be paid by the party incurring such expense.

(b) If (x) this Agreement is terminated by either party pursuant to Section 7.1(a)(vi)(B) due to a failure to obtain Parent Stockholder Approval and at or before Parent’s stockholder meeting (or any adjournment thereof), any Person or “group” (as defined in Section 13(d)(3) of the Securities Act) shall have publicly announced an intention (whether or not conditional) to make a Takeover Proposal in respect of Parent and (y) concurrently with or within 6 months after such termination, a Third Party Acquisition Event for Parent occurs, then Parent shall pay $20,000,000 (the “Termination Fee”) to Company within five (5) business days of the occurrence of that Third Party Acquisition Event. For purposes of this Agreement, the term “Third Party Acquisition Event” means, with respect to any Person, the consummation of a Takeover Proposal involving the purchase of either the equity securities of that Person or of the consolidated assets of that Person and its Subsidiaries, taken as a whole, or any such transaction that, if it had been proposed prior to the termination of this Agreement would have constituted a Takeover Proposal.

(c) In the event that (i) Parent shall terminate this Agreement pursuant to Section 7.1(a)(iii) or (ii) either Parent or Company shall terminate this Agreement pursuant to Section 7.1(a)(vi)(B) following a failure of Company to obtain the Company Stockholder Approval and, prior to the time of the meeting of Company’s stockholders, a Takeover Proposal with respect to Company shall have been publicly announced and concurrently with or within 6 months after such termination, a Third Party Acquisition Event for Company occurs, then Company shall promptly, but in no event later than five (5) business days after such termination, pay to Parent the Termination Fee.

7.4 Amendment.

The parties hereto may cause this Agreement to be amended at any time by execution of an instrument in writing signed on behalf of each of the parties hereto (with the approval of the Boards of Directors of such parties; provided that an amendment made subsequent to adoption of the Agreement by the stockholders of Company shall not (i) alter or change the amount or kind of Merger Consideration, (ii) alter or change any term of the Certificate of Incorporation of the Surviving Corporation to be effected by the Merger, or (iii) alter or change any of the terms and conditions of the Agreement, if such alteration or change would materially adversely affect the holders of Company Common Stock.

7.5 Extension; Waiver.

At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of the other party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party granting such waiver or extension.

ARTICLE VIII

GENERAL PROVISIONS

8.1 Non-Survival at Effective Time.

The representations, warranties and agreements set forth in this Agreement shall terminate at the Effective Time, except that the agreements set forth in Article I, Section 5.4 (Confidentiality), Section 5.5 (Public Disclosure), Section 5.9 (Indemnification), Section 5.10 (Form S-8), Section 5.15 (Commercially Reasonable Efforts and Further Assurances), Section 5.16 (Post-Closing Tax Covenant), Section 5.21 (Parent Common Stock), Section 7.3 (Expenses and Termination Fees), Section 7.4 (Amendment), and this Article VIII shall survive the Effective Time.

8.2 Notices.

All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Parent, to:

Credence Systems Corporation

1421 California Circle

Milpitas, California 95035

Attention: Byron Milstead, Esq., General Counsel

Facsimile No.: (503) 466-7495

with a copy to:

Morrison & Foerster LLP

755 Page Mill Road

Palo Alto, California 94304-1018

Attention: William D. Sherman, Esq.

Facsimile No.: (650) 494-0792

(b) if to Company, to:

NPTest Holding Corporation

150 Baytech Drive

San Jose, California 95134

Attn: Leslie A. Weise, Esq., General Counsel and Secretary

Facsimile No.: (408) 586-4661

with a copy to:

Davis Polk & Wardwell

1600 El Camino Real

Menlo Park, California 94108

Attention:

Alan Denenberg, Esq.

John Amorosi, Esq.

Facsimile: (650) 752-3656

8.3 Interpretation; Certain Definitions.

When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The phrase “made available” in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. The phrases “the date of this Agreement”, “the date hereof”, and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the Execution Date. The term “Person” shall mean any corporation, partnership, individual, trust, unincorporated association or other entity or Group (within the meaning of Section 13(d)(3) of the Exchange Act). The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The term “subsidiary” or “subsidiaries” shall mean, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

8.4 Counterparts; Facsimile Delivery.

This Agreement may be executed in one or more counterparts and delivered by facsimile, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

8.5 Entire Agreement; Parties in Interest.

This Agreement, including the Exhibits, the Schedules, including the Company Disclosure Schedule and the Parent Disclosure Schedule and the Ancillary Agreements, (a) constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement or the Closing, in accordance with its terms, and (b) are not intended to confer upon any other Person any rights or remedies hereunder, except as set forth in Sections 1.6(a), (b) and (d)-(f), 1.7, 1.9, 1.10, 5.8, 5.9 and 5.10.

8.6 Severability.

In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.7 Remedies Cumulative.

Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

8.8 Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of Delaware without reference to such state’s principles of conflicts of law. Each of the parties hereto irrevocably consents to the exclusive jurisdiction of any federal or state court located within the State of Delaware, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such Persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process. THE PARTIES HERETO IRREVOCABLY WAIVE THE RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY ACTIONS, SUITS OR PROCEEDINGS ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER OR THE TRANSACTIONS CONTEMPLATED HEREBY.

8.9 Rules of Construction.

The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

8.10 Assignment.

Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other party, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

8.11 Certain Interpretations and Definitions.

(a) In this Agreement, any reference to:

(i) any event, change, condition or effect being “material” with respect to any entity or group of entities means any event, change, condition, circumstance or effect that is material to the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations or results of operations of such entity and its subsidiaries, taken as a whole;

(ii) a party’s “knowledge” means actual knowledge of such party’s officers and directors;

(iii) a party conducting its business or other affairs or taking any action in the “ordinary course of business” (or in the “ordinary course”) means that such an action taken by or on behalf of such party shall not be deemed to have been taken in the “ordinary course of business” (or in the “ordinary course”) unless: (a) such action is consistent with such party’s past practices in all material respects and is taken in the ordinary course of such party’s operations and (b) such action is not required to be authorized by such party’s stockholders;

(iv) a “material breach” or a “material default” of or under any agreement, contract or like arrangement by a party means the occurrence of any inaccuracy in or breach of, or any failure to comply with or perform, a representation, warranty, covenant, obligation or other provision of such agreement, contract or like arrangement, if such inaccuracy or failure, in any way, materially and adversely would affect the value of, or such party’s rights, title or interest in, any of its assets or property, or its rights and obligations under such agreement, contract or arrangement; and

(v) the term “Material Adverse Effect” means, with respect to any Person, a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of such Person and its subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: (a) any change in the market price or trading volume of Company’s stock after the date hereof; (b) any adverse change, effect, event, occurrence, state of facts or development to the extent attributable to the announcement or pendency of the Merger (including any cancellation of or delays in customer orders, any reduction in sales, any disruption in supplier, distributor, partner or similar relationships or any loss of employees); (c) any adverse change, effect, event, occurrence, state of facts or development attributable to conditions affecting the industries as a whole in which Company participates, the U.S. economy as a whole or the foreign economies as a whole in any locations where Company or any of its subsidiaries has material operations or sales; or (d) any adverse change, effect, event, occurrence, state of facts or development arising from or relating to compliance with the terms of, or the taking of any action required by, this Agreement; and provided, further, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, an Parent Material Adverse Effect: (x) any change in the market price or trading volume of Parent’s stock after the date hereof; (y) any adverse change, effect, event, occurrence, state of facts or development to the extent attributable to the announcement or pendency of the Merger (including any cancellation of or delays in customer orders, any reduction in sales, any disruption in supplier, distributor, partner or similar relationships or any loss of employees); (z) any adverse change, effect, event, occurrence, state of facts or development attributable to conditions affecting the industries as a whole in which Parent participates, the U.S. economy as a whole or the foreign economies as a whole in any locations where Parent or any of its subsidiaries has material operations or sales; or (aa) any adverse change, effect, event, occurrence, state of facts or development arising from or relating to compliance with the terms of, or the taking of any action required by, this Agreement.

8.12 WAIVER OF JURY TRIAL.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

8.13 Specific Performance.

The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which they are entitled at law or in equity.

[Signatures Follow On A Separate Page]

IN WITNESS WHEREOF, Company, Parent and Merger Sub have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

“Company” NPTEST HOLDING CORPORATION

By:	/s/ Ashok Belani

Ashok Belani President and Chief Executive Officer

“Parent” CREDENCE SYSTEMS CORPORATION

By:	/s/ Graham J. Siddall

Graham J. Siddall Chairman and Chief Executive Officer

“Merger Sub” CATALINE CORPORATION

By:	/s/ John Detwiler

John Detwiler Vice President

ANNEX B

STOCKHOLDER VOTING AGREEMENT

THIS STOCKHOLDER VOTING AGREEMENT (this “Agreement”) is entered into as of the 22nd day of February, 2004 between Credence Systems Corporation, a Delaware corporation (“Parent”), and the undersigned stockholder (“Stockholder”) of NPTest Holding Corporation, a Delaware corporation (“Company”). Capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Merger Agreement (as defined below).

RECITALS

A. Parent, Cataline Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and Company have concurrently herewith entered into an Agreement and Plan of Reorganization, dated as of the date hereof (the “Merger Agreement”), pursuant to which Company will be merged with and into Merger Sub with the survival of Merger Sub (the “Merger”).

B. Upon the consummation of the Merger and in connection therewith, Stockholder will become the owner of shares of non-voting convertible stock of Parent (the “Parent Shares”).

C. In order to induce Parent to enter into the Merger Agreement, Parent and Merger Sub have requested that Stockholder, and Stockholder has agreed to enter into this Agreement.

D. Stockholder beneficially owns 25,338,291 shares of Company Common Stock (as defined in the Merger Agreement) as of the date hereof, and Parent and Stockholder wish to bind Stockholder to vote the greater of (i) 12,669,146 shares or (ii) 50.1% of all shares of Company Common Stock owned by Stockholder on the record date of any stockholder meeting or stockholder consent related to the Merger (such number of shares of Company Common Stock so owned by Stockholder, the “Shares”) as contemplated herein.

NOW, THEREFORE, in consideration of the promises and the mutual agreements, provisions and covenants set forth in the Merger Agreement and in this Agreement, it is hereby agreed as follows:

1. Agreement to Retain Shares.

1.1 Agreement to Retain Shares. Stockholder agrees not to transfer (except as may be specifically required by court order, by operation of law or as a distribution to members of the Stockholder (a “Permitted Transferee”)), sell, exchange, pledge or otherwise dispose of or encumber the Shares or deposit any Shares into a voting trust or grant a proxy (except for the Proxy, as defined below) or to make or accept any offer or other agreement relating thereto, at any time prior to the Expiration Date (as defined below), unless the Permitted Transferee of such Shares agrees in writing to be bound by the terms hereof. Stockholder agrees and consents to the entry of stop transfer instructions by the Company consistent with the terms of this Section 1 against the transfer of any Shares. As used herein, the term “Expiration Date” shall mean the earlier to occur of (i) the Effective Time of the Merger, or (ii) termination of the Merger Agreement.

2. Voting.

2.1 Agreement to Vote Shares. Stockholder hereby agrees to appear, or cause the holder of record of any Shares on any applicable record date (the “Record Holder”) to appear, in person or by proxy, for the purpose of obtaining a quorum at any annual or special meeting of the stockholders of Company and at any adjournment thereof and on every action or approval by written consent or resolution of the stockholders of Company for the purpose of voting on the Merger Agreement and the transactions contemplated thereby (a “Meeting”). Prior to the Expiration Date, at every Meeting, Stockholder shall vote the Shares:

(a) in favor of approval of the Merger and the Merger Agreement and the transactions contemplated thereby; and

(b) against any action which would, impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement or, including, but not limited to a Takeover Proposal.

2.2 Obligations as Director and/or Officer. If at any time prior to the Expiration Date, Stockholder (or any affiliate of Stockholder) is a member of the board of directors of Company (“Director”) or an officer of Company (“Officer”) of Company, nothing in this Agreement shall be deemed to limit or restrict the Stockholder’s ability to act or vote in his capacity as a Director or Officer in any manner he so chooses, it being agreed and understood that this Agreement shall apply to the Stockholder solely in his capacity as a stockholder of Company and shall not apply to his actions, judgments or decisions as a Director or Officer of Company.

2.3 Other Shares of Common Stock owned by Stockholder. It is expressly agreed and understood by the parties hereto that nothing in this Agreement shall limit or restrict Stockholder’s right, and Stockholder shall be expressly entitled, with respect to any shares of Company Common Stock he beneficially owns other than the Shares, to vote such shares (other than the Shares) in its sole discretion in any manner Stockholder chooses including without limitation, (i) against the Merger, the Merger Agreement or the transactions contemplated thereby or (ii) in favor of a Takeover Proposal.

3. Irrevocable Proxy. Promptly after the execution of this Agreement, Stockholder shall execute and deliver to Parent a duly executed proxy in a form reasonably acceptable to Parent (the “Proxy”) with respect to each and every Meeting or action or approval by written consent or resolution of the stockholders of Company, such Proxy to cover the total number of Shares at any such meeting or in connection with any such written consent which calls for the vote of the Stockholders to approve the Merger, the Merger Agreement and the transactions contemplated thereby.

4. Representations, Warranties and Covenants of Stockholder. Stockholder hereby represents, warrants and covenants to Parent as follows:

4.1 Stockholder is the beneficial owner of the Shares. As of the date hereof, except as set forth on the signature page hereto, (i) the Shares are free and clear of any liens, claims, options, charges or other encumbrances, (ii) none of the Shares is deposited into a voting trust with voting instructions inconsistent with any of the provisions of Section 2; and (iii) other than the Proxy, as defined below, no proxy is granted, and no voting agreement or similar agreement is entered into, with respect to any of the Shares that is inconsistent with any of the provisions of Section 2.

4.2 Stockholder has the legal capacity and absolute and unrestricted right, power, authority and capacity to execute and deliver this Agreement and the Proxy and to perform its obligations hereunder and thereunder. This Agreement has been (and the Proxy will be) duly executed and delivered by such Stockholder and constitute legal, valid and binding obligations of such Stockholder, enforceable against such Stockholder in accordance with their terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

4.3 The execution and delivery of this Agreement and the Proxy by such Stockholder do and will not, and the performance of this Agreement and the Proxy by such Stockholder will not result in or constitute (with or without notice or lapse of time) any breach of or default under, or give to any other Person (with or without notice or lapse of time) any right of termination, amendment, acceleration or cancellation of, or result (with or without notice or lapse of time) in the creation of any encumbrance or restriction on any of the Shares pursuant to, any contract to which such Stockholder is a party or by which such Stockholder or any of his affiliates or properties is or may be bound or affected.

4.4 Subject to and without limiting in any respect, Sections 2.2. and 2.3, Stockholder shall not advise or counsel or seek to advise or counsel any Person to vote against the Merger or any of the other transactions contemplated by the Merger Agreement.

4.5 Without in any way limiting its rights under Section 2.3 hereof and for so long as the Merger Agreement is effective, Stockholder hereby irrevocably consents to the Merger and the transactions contemplated by the Merger Agreement, for purposes of Section 2.04 of the Stockholders’ Agreement among the Company, Stockholder and certain other persons named therein, dated as of November 18, 2003.

5. Representations and Warranties of Parent. Parent hereby represents and warrants Stockholder as follows:

5.1 Parent has the legal capacity and absolute and unrestricted right, power, authority and capacity to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly authorized by all necessary corporate action and on the part of Parent. This Agreement has been duly executed and delivered by Parent and constitutes a legal, valid and binding obligation of Parent, enforceable against such Parent in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

6. Termination of Prior Stockholders’ Agreement. Stockholder hereby agrees to terminate, effective as of the Effective Time, the Stockholders’ Agreement among the Company, Stockholder and certain other persons named therein, dated as of November 18, 2003.

7. Miscellaneous.

7.1 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

7.2 Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without the prior written consent of the other. This Agreement is intended to bind Stockholder as a stockholder of Company only with respect to the specific matters set forth herein.

7.3 Amendment and Modification. This Agreement may not be modified, amended, altered or supplemented except by the execution and delivery of a written agreement executed by the parties hereto.

7.4 Specific Performance; Injunctive Relief. The parties hereto acknowledge that Parent will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity and Stockholder hereby waives any and all defenses which could exist in its favor in connection with such enforcement and waives any requirement for the security or posting of any bond in connection with such enforcement.

7.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) If to Stockholder, at the address set forth below Stockholder’s signature on the signature page hereto with a copy to:

Davis Polk & Wardwell LLP

1600 El Camino Real

Menlo Park, CA 94305

Attn: John Amorosi, Esq.

Facsimile No.: (650) 752-3656

(b) If to Parent:

Credence Systems Corporation

1421 California Circle

Milpitas, CA 95035

Attention: Byron Milstead, Esq.

Facsimile No.: (408) 635-4989

with a copy to:

Morrison & Foerster LLP

755 Page Mill Road

Palo Alto, CA 94304-1018

Attention: William D. Sherman, Esq.

Facsimile: (650) 494-0792

or to such other address as any party hereto may designate for itself by notice given as herein provided.

7.6 Governing Law. This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of Delaware without reference to such state’s principles of conflicts of laws.

7.7 Entire Agreement. This Agreement and the Proxy contain the entire understanding of the parties in respect of the subject matter hereof, and supersede all prior negotiations and understandings between the parties with respect to such subject matter.

7.8 Counterpart; Delivery by Facsimile. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement. This Agreement may be delivered by facsimile.

7.9 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

7.10 Survival of Representations, Warranties and Agreements. All representations, warranties, covenants and agreements made by Stockholder in this Agreement shall survive until, but terminate at, the Expiration Date.

7.11. Waiver of Appraisal Rights. Stockholder hereby irrevocably and unconditionally waives, and agrees to cause to be waived and to prevent the exercise of, any rights of appraisal, any dissenters’ rights and any similar rights relating to the Merger or any related transaction that Stockholder or any other Person may have by virtue of the ownership of the Shares.

7.12. Non-Exclusivity. The rights and remedies of Parent or Stockholder under this Agreement are not exclusive of or limited by any other rights or remedies which it may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative (and not alternative). Without limiting the generality of the foregoing, the rights and remedies of Parent and Stockholder under this Agreement, and the obligations and liabilities of Stockholder and Parent under this Agreement, are in addition to their respective rights, remedies, obligations and liabilities under common law requirements and under all applicable statutes, rules and regulations. Nothing in this Agreement shall limit any of Stockholder’s or Parent’s obligations, or the rights or remedies of Parent or Stockholder, under any agreement between Parent and Stockholder; and nothing in any such agreement shall limit any of Stockholder’s or Parent’s obligations, or any of the rights or remedies of Parent or Stockholder, under this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

CREDENCE SYSTEMS CORPORATION		STOCKHOLDER

By:	/s/ Graham J. Siddall	/s/ Dipanjan Deb

(Signature)
Name:	Graham J. Siddall	Dipanjan Deb

(Print Name)

Title:	Chairman and Chief Executive Officer

(Print Address)

(Print Address)

(Print Telephone Number)

(Print Facsimile Number)

(Social Security or Tax I.D. Number)

Number of shares of Company beneficially owned by Stockholder on the date of this Agreement:

Common Stock:	25,338,291 shares of Company Common Stock

Stock Options:	0

[Signature Page to Stockholder Voting Agreement]

ANNEX C

STOCKHOLDER LOCK-UP AGREEMENT

February 22, 2004

Credence Systems Corporation

1431 California Circle

Milpitas, CA 95035

Attention: Byron Milstead, General Counsel

Ladies and Gentlemen:

Pursuant to the terms of an Agreement and Plan of Reorganization dated as of the date hereof (the “Merger Agreement”) by and among Credence Systems Corporation (“Parent”), Cataline Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and NPTest Holding Corporation (“NPTest Holding”), the undersigned will receive cash and shares of Parent Non-Voting Convertible Stock, $0.001 par value per share, of Parent (the “Shares”), in exchange for shares of common stock of NPTest Holding owned by the undersigned. In order to induce Parent to enter into the Merger Agreement and in connection with this letter agreement, Parent and NPTest Holding LLC, a Delaware limited liability company (the “Stockholder”), are entering into a Registration Rights Agreement (the “Registration Rights Agreement”), each of Parent and the Stockholder hereby agrees as follows:

1. At any time on and after the Closing Date and not withstanding anything herein to the contrary, the Stockholder shall be entitled to Transfer (as defined in Section 2 hereof) any or all of the Shares pursuant to a Piggyback Registration (as defined in the Registration Rights Agreement) in accordance with the terms and conditions thereof.

2. Until the date that is two (2) days following the date Parent first releases the combined financial results of Parent and Company following the Closing (as that term is defined in the Merger Agreement) (the “Initial Release Date”), the Stockholder will not sell, offer to sell, contract to sell, sell any option or contract for the sale or purchase of, lend, enter into any swap or other arrangement that transfers to another any of the economic consequences of ownership of, or otherwise dispose of (collectively, “Transfer”) any Shares, other than pursuant to a Piggyback Registration.

3. From the Initial Release Date until the date that is two (2) days following the date the Parent releases its financial results for the fiscal period next following the Initial Release Date (the “Second Release Date”), the Stockholder will not Transfer any Shares unless (i) each such Transfer during that period complies with Rule 144 (“Rule 144”) under the Securities Act of 1933, as amended (the “Securities Act”), or (ii) each such Transfer is pursuant to a Piggyback Registration.

4. Beginning on the Second Release Date and thereafter the Stockholder shall not be subject to any contractual limitation hereunder on its ability to Transfer any Shares.

5. Notwithstanding the foregoing, the undersigned acknowledges and agrees that at all times that the Stockholder remains an “affiliate” (as defined in Rule 405 under the Securities Act) of Parent by virtue of its position on the Board of Directors of Parent, it shall be subject to Parent’s insider trading policy and Section 16 compliance policy.

6. Notwithstanding anything in this letter agreement that may be deemed to the contrary, however, if the undersigned is a limited liability company or partnership, the undersigned shall not be restricted from distributing any or all of the Shares to its members or partners (or to partners, members or other equityholders of those partners), each of whom shall agree to be similarly bound during the periods ending on the Initial Release Date and the Second Release Date, provided that, during such periods, those distributed Shares (together with any Shares Transferred by the Stockholder during any such period) shall be aggregated to determine compliance with Rule 144 whether or not aggregation would be otherwise required under Rule 144 for purposes of this letter agreement.

7. The undersigned acknowledges that Parent may impose stock transfer restrictions on the Shares (including placing legends on the Shares indicating that such Shares are subject to this Agreement) to enforce the provisions of this Agreement to the extent that restrictions exist under the Securities Act and that the restrictions imposed by this Agreement are in addition to any other restrictions imposed on the Transfer of the Shares pursuant to any other agreement in effect between Parent and the undersigned or pursuant to applicable law; provided that, if any Shares cease to be subject to any restrictions on Transfer under the Securities Act, upon the written request of the Stockholder and the submission of evidence reasonably satisfactory to Parent of that fact, Parent shall issue to the Stockholder a new certificate evidencing those Shares without any legend or stock transfer restriction that may have been placed thereon.

8. Parent hereby agrees to publicly announce and release the combined financial results of Parent and Company following the Closing on or around the date(s) that it has customarily done so in respect of the financial results of Parent for the corresponding fiscal period(s) in prior years.

9. This letter agreement shall terminate and be of no further force or effect on and after any date that the Merger Agreement is terminated in accordance with its terms, and such termination shall be without any liability or obligation hereunder on the part of any party hereto.

10. Article 8 of the Merger Agreement is hereby incorporated by reference, mutatis mutandis, into this letter agreement.

*        *        *        *        *

If the above reflects our agreement with you, please sign in the place indicated below.

NPTEST HOLDING, LLC

By:	Francisco Partners GP, LLC, as its Managing Member

By:	/s/ Dipanjan Deb

Name:	Dipanjan Deb
Title:	Managing Director

ACCEPTED AND AGREED TO:

CREDENCE SYSTEMS CORPORATION

By:	/s/ Graham J. Siddall

Name:	Graham J. Siddall
Title:	Chairman and Chief Executive Officer

ANNEX D

EXECUTION COPY

REGISTRATION RIGHTS AGREEMENT

AGREEMENT dated as of February 22, 2004 among Credence Systems Corporation, a Delaware corporation (the “Issuer”), and the Holders as defined herein.

W I T N E S S E T H:

WHEREAS, this Agreement is being entered into in connection with the Merger Agreement referred to below; and

WHEREAS, the Issuer and the Holders are subject to the terms and conditions of that certain Stockholder Lock-Up Agreement, dated February 22, 2004, by and between the Issuer and NPTest Holding, LLC (the “Lock-Up Agreement”).

NOW, THEREFORE, in consideration of the foregoing and the mutual promises, representation, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE 1

DEFINITIONS

SECTION 1.01. Definitions. Terms defined in the Agreement and Plan of Reorganization dated as of February 22, 2004 among the Issuer, NPTest Holding Corporation, a Delaware corporation, and Cataline Corporation, a Delaware corporation (the “Merger Agreement”), are used herein as defined therein. In addition, the following terms, as used herein, shall have the following respective meanings:

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person, provided that no securityholder of the Issuer shall be deemed an Affiliate of any other securityholder solely by reason of any investment in the Issuer. For the purpose of this definition, the term “control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Commission” means the Securities and Exchange Commission or any successor governmental body or agency.

“Common Stock” means the common stock, par value $.001 per share, of the Issuer.

“Demand Registration” has the meaning ascribed thereto in Section 2.01(a)(i).

“Demand Request” has the meaning ascribed thereto in Section 2.01(a)(i).

“Disadvantageous Condition” has the meaning ascribed thereto in Section 2.04.

“Disadvantageous Condition Delay” has the meaning ascribed thereto in Section 2.04.

“Exercise Period” has the meaning ascribed thereto in Section 2.11.

“Holder” means a person who owns Registrable Securities and is either (i) the Investor or (ii) a Person that (A) has agreed to be bound by the terms of this Agreement as if such Person were the Investor and (B) has received Registrable Securities pursuant to a transfer from another Holder.

“Initial Period” means the 180 day period (as may be extended from time to time pursuant to Section 2.04) following the Second Release Date (as defined in the Lock-Up Agreement).

“Investor” means NPTest Holding, LLC.

“Issuer Securities” means (i) the Common Stock, (ii) securities convertible into or exchangeable for Common Stock, (iii) any other equity or equity-linked security issued by the Company and (iv) options, warrants or other rights to acquire Common Stock or any other equity or equity-linked security issued by the Company.

“Marketing Interfering Condition” has the meaning ascribed thereto in Section 2.04(b).

“Marketing Interfering Delay” has the meaning ascribed thereto in Section 2.04(b).

“Person” means an individual, a corporation, a partnership, limited liability company, an association, a trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Preferred Stock” means the Preferred Stock, par value $0.001 per share of the Issuer.

“Public Offering” means an underwritten public offering of the Issuer pursuant to an effective registration statement under the 1933 Act, other than pursuant to a registration statement on Form S-4 or Form S-8 or any similar or successor form.

“1933 Act” means the Securities Act of 1933, as amended.

“1934 Act” means the Securities Exchange Act of 1934, as amended and the rules and regulations thereunder.

“Registrable Securities” means Common Stock for which the Parent Non-Voting Convertible Stock acquired by the Holders pursuant to the Merger is convertible (and any shares of stock or other securities into which or for which such Common Stock may hereafter be changed, converted or exchanged and any other shares or securities issued to Holders of such Common Stock (or such shares of stock or other securities into which or for which such shares are so changed, converted or exchanged) upon any reclassification, share combination, share subdivision, share dividend, share exchange, merger, consolidation or similar transaction or event). As to any particular Registrable Securities, such Registrable Securities shall cease to be Registrable Securities as soon as (i) such Registrable Securities have been sold or otherwise disposed of pursuant to a registration statement that was filed with the Commission in accordance with this Agreement and declared effective under the 1933 Act, (ii) they shall have been otherwise sold, transferred or disposed of by a Holder to any Person that is not, or does not become, a Holder, or (iii) they shall have ceased to be outstanding.

“Registration Expenses” means any and all expenses incident to the performance of or compliance with any registration or marketing of securities, including all (i) registration and filing fees, and all other fees and expenses payable in connection with the listing of securities on any securities exchange or automated interdealer quotation system, (ii) fees and expenses of compliance with any securities or “blue sky” laws (including reasonable fees and disbursements of counsel in connection with “blue sky” qualifications of the securities registered), (iii) expenses in connection with the preparation, printing, mailing and delivery or any registration statements, prospectuses and other documents in connection therewith and any amendments or supplements thereto, (iv) security engraving and printing expenses, (v) internal expenses of the Issuer (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), (vi) reasonable fees and disbursements of counsel for the Issuer and customary fees and expenses for independent certified public accountants retained by the Issuer (including the costs associated with the delivery by independent certified public accountants of any comfort letters), (vii) reasonable fees and expenses of any special experts retained by the Issuer in connection with such registration, (viii) reasonable fees, out-of-pocket costs and expenses of the Holders, including one counsel for all the Holders participating in the offering selected by the Holders holding the majority of the Registrable Securities to be sold for the account of all Holders in the offering, (ix) fees and expenses in connection with any review by the NASD of the underwriting arrangements or other terms of the offering, and all fees and expenses of any “qualified independent underwriter,” including the fees and expenses of any counsel thereto, (x) fees and disbursements of underwriters customarily paid by issuers or sellers of securities, but excluding any underwriting fees, discounts and commissions attributable to the sale of Registrable Securities, (xi) costs of printing and producing any agreements among underwriters, underwriting agreements, any “blue sky” or legal investment memoranda and any selling agreements and other documents in connection with the offering, sale or delivery of the Registrable Securities, (xii) transfer agents’ and registrars’ fees and expenses and the fees and expenses of any other agent or trustee appointed in connection with such offering, (xiii) expenses relating to any analyst or investor presentations or any “road shows” undertaken in connection with the registration, marketing or selling of the Registrable Securities, (xiv) fees and expenses payable in connection with any ratings of the Registrable Securities, including expenses relating to any presentations to rating agencies and (xv) all out-of pocket costs and expenses incurred by the Issuer or its appropriate officers in connection with their compliance with Section 2.06(g).

“Rule 144” means Rule 144 (or any successor rule to similar effect) promulgated under the 1933 Act.

“Rule 415 Offering” means an offering on a delayed or continuous basis pursuant to Rule 415 (or any successor rule to similar effect) promulgated under the 1933 Act.

“Selling Holder” means any Holder who sells Registrable Securities pursuant to a public offering registered hereunder.

“Subsequent Period” means the 360-day period (as may be extended from time to time pursuant to Section 2.01(e)) following the expiration of the Initial Period.

SECTION 1.02. Internal References. Unless the context indicates otherwise, references to Articles, Sections and paragraphs shall refer to the corresponding articles, sections and paragraphs in this Agreement, and references to the parties shall mean the parties to this Agreement.

ARTICLE 2

REGISTRATION RIGHTS

SECTION 2.01. Demand Registration. (a) Upon written notice to the Issuer from one or more Holders at any time during such periods as are provided for in the Lock-Up Agreement or as are agreed by the Issuer (the “Demand Request”) requesting that the Issuer effect the registration under the 1933 Act of any or all of the Registrable Securities held by such requesting Holders, which notice shall specify the intended method or methods of disposition of such Registrable Securities, the Issuer shall prepare and, within 30 days after such request, file with the Commission a registration statement with respect to such Registrable Securities and thereafter use its commercially reasonable efforts to cause such registration statement to be declared effective under the 1933 Act for purposes of dispositions in accordance with the intended method or methods of disposition stated in such request. Notwithstanding any other provision of this Agreement to the contrary:

(i) the Holders may collectively exercise their rights to request registration under this Section 2.01(a) on not more than two occasions (each such registration being referred to herein as a “Demand Registration”);

(ii) the Issuer shall not be required to effect the Demand Registration hereunder unless the aggregate number of Registrable Securities to be registered pursuant to the Demand Registration is equal to or more than 1,000,000 shares;

(iii) the method of disposition requested by Holders in connection with any Demand Registration may not, without the Issuer’s written consent, be a Rule 415 Offering; and

(iv) the Issuer shall not be required to effect any Demand Registration hereunder if all securities that were Registrable Securities on the date hereof have ceased to be Registrable Securities.

(b) Notwithstanding any other provision of this Agreement to the contrary, a Demand Registration requested by Holders pursuant to this Section 2.01 shall not be deemed to have been effected, and, therefore, not requested and the rights of each Holder shall be deemed not to have been exercised for purposes of paragraph (a) above, (i) if such Demand Registration has not become effective under the 1933 Act or (ii) if such Demand Registration, after it became effective under the 1933 Act, was not maintained effective under the 1933 Act (other than as a result of any stop order, injunction or other order or requirement of the Commission or other government agency or court solely on the account of a material misrepresentation or omission of a Holder) for at least 30 days (or such shorter period ending when all the Registrable Securities covered thereby have been disposed of pursuant thereto) and, as a result thereof, the Registrable Securities requested to be registered cannot be distributed in accordance with the plan of distribution set forth in the related registration statement. So long as a Demand Request is made by the Holders within the periods referred to in Section 2.01(a), the Holders shall not lose their right to their Demand Registration under Section 2.01 if the Demand Registration related to such Demand Request is delayed or not effected in the circumstances set forth in this clause (b).

(c) The Issuer shall have the right to cause the registration of additional equity securities for sale for the account of the Issuer (but not for the account of stockholders other than Holders) in the registration of Registrable Securities requested by the Holders pursuant to Section 2.01(a) above; provided that if such Holders are advised in writing (with a copy to the Issuer) by the lead or managing underwriter referred to in Section 2.03(b) that, in such underwriter’s good faith view, the number of shares of such Registrable Securities and additional equity securities exceeds the largest number of shares that can be sold in such registration without having an adverse effect on the price, timing or distribution of the offering and sale of the Registrable Securities and additional equity securities then contemplated (or that the inclusion of shares for the account of the Issuer would, in such underwriter’s good faith view, have such an adverse effect), then the number of securities that can, in the good faith view of such underwriter, be sold in such offering without so adversely affecting such offering (the “Maximum Offering Size”) shall be allocated in the following priority:

(i) first, so much of the Issuer Securities proposed to be registered for the account of the Holders as would not cause the offering to exceed the Maximum Offering Size (to be allocated among such Holders on the basis of the relative number of shares of Registrable Securities so requested to be included in such registration by each); and

(ii) second, all Registrable Securities requested to be included in such registration for the account of the Issuer;

provided that the Issuer may not include securities therein for its own account if such inclusion would result in any reduction in the Registrable Securities proposed to be sold therein by the Holders. The Holders of the Registrable Securities to be offered pursuant to paragraph (a) above may require that any equity securities be included by the Issuer in the offering proposed by such Holders on the same conditions as the Registrable Securities that are included therein.

(d) Within 7 days after delivery of a Demand Request by a Holder, the Issuer shall provide a written notice to each Holder, advising such Holder of its right to include any or all of the Registrable Securities held by such Holder for sale pursuant to the Demand Registration and advising such Holder of procedures to enable such Holder to elect to so include Registrable Securities for sale in the Demand Registration. Any Holder may, within

7 days of delivery to such Holder of a notice pursuant to this Section 2.01(d), elect to so include Registrable Securities in the Demand Registration by written notice to such effect to the Issuer specifying the number of Registrable Securities desired to be so included by such Holder.

(e) If the Issuer invokes a Market Interfering Delay during the Subsequent Period, the Issuer shall give prompt notice at least 30 days prior to the anticipated filing date of the registration statement relating to the registration which is the subject of such Market Interfering Delay, to each Holder, which notice shall set forth such Holder’s rights under this Section 2.01(e) and shall offer such Holder the opportunity to include in such registration statement such number of Registrable Securities as the Holders so desire but not to exceed up to 50% of the Registrable Securities then held by all such Holders. Upon the request of any such Holder made within 20 days after the receipt of notice from the Issuer (which request shall specify the number of Registrable Securities intended to be registered by such Holder), the Issuer shall use its commercially reasonable efforts to effect the registration under the 1933 Act of all Registrable Securities that the Issuer has been so requested to register by all such Holders, to the extent requisite to permit the disposition of the Registrable Securities so to be registered, provided that if, at any time after giving notice of its intention to register any Issuer Securities pursuant to this Section 2.01(e) and prior to the effective date of the registration statement filed in connection with such registration, the Issuer shall determine for any reason not to register the securities to be offered by Issuer, the Issuer shall terminate the Market Interfering Delay and shall give notice to all such Holders and, thereupon, shall be relieved of its obligation to register any Registrable Securities in connection with such registration. No registration effected under this Section 2.01(e) shall relieve the Issuer of its obligations to effect any Demand Registration to the extent required by this Agreement. The Issuer shall pay all Registration Expenses in connection with such registration during the Subsequent Period. Notwithstanding the foregoing, the Issuer shall not be entitled to both a Disadvantageous Condition Delay and a Market Interfering Delay during the Subsequent Period and is entitled to only one Market Interfering Delay during the Subsequent Period in any event. Furthermore, the duration of the Subsequent Period shall be extended by the number of days equal to the period of any Disadvantageous Condition Delay occurring during the Subsequent Period.

SECTION 2.02. Piggyback Registration. (a) Without limiting in any way any Holder’s rights under Section 2.01(e), the Issuer proposes to register any Issuer Securities under the 1933 Act (other than a registration on Form S-8, S-4 or S-3 (but only to the extent it relates to the resale of securities for any holder of Issuer Securities, other than the Holders), or any successor forms, relating to Common Stock issuable upon exercise of employee stock options or in connection with any employee benefit or similar plan of the Issuer or in connection with a direct or indirect acquisition by the Issuer of another Person), whether or not for sale for its own account, the Issuer shall each such time give prompt notice at least 30 days prior to the anticipated filing date of the registration statement relating to such registration to each Holder, which notice shall set forth such Holder’s rights under this 2.02 and shall offer such Holder the opportunity to include in such registration statement the number of Registrable Securities as each such Holder may request (a “Piggyback Registration”). Upon the request of any such Holder made within 20 days after the receipt of notice from the Issuer (which request shall specify the number of Registrable Securities intended to be registered by such Holder), the Issuer shall use its commercially reasonable efforts to effect the registration under the 1933 Act of all Registrable Securities that the Issuer has been so requested to register by all such Holders, to the extent requisite to permit the disposition of the Registrable Securities so to be registered, provided that (i) if such registration involves an underwritten Public Offering, all such Holders requesting to be included in the Issuer’s registration must sell their Registrable Securities to the underwriters selected as provided in Section 2.03(b) on the same terms and conditions as apply to the Issuer or the other selling stockholders, as applicable, and (ii) if, at any time after giving notice of its intention to register any Issuer Securities pursuant to this Section 2.02(a) and prior to the effective date of the registration statement filed in connection with such registration, the Issuer shall determine for any reason not to register such securities, the Issuer shall give notice to all such Holders and, thereupon, shall be relieved of its obligation to register any Registrable Securities in connection with such registration. No registration effected under this Section 2.02 shall relieve the Issuer of its obligations to effect Demand Registrations to the extent required by Section 2.01. The Issuer shall pay all Registration Expenses in connection with each Piggyback Registration.

(b) Subject in all respects to Section 2.01(e), if a Piggyback Registration involves an underwritten Public Offering (other than any Demand Registration, in which case the provisions with respect to priority of inclusion in such offering set forth in Section 2.01(c) shall apply) and the managing underwriter advises the Issuer that, in its view, the number of shares of Common Stock that the Issuer, the Holders and any other selling stockholders intend to include in such registration exceeds the Maximum Offering Size, the Issuer shall include in such registration, in the following priority, up to the Maximum Offering Size:

(i) first, so much of the Issuer Securities proposed to be registered for the account of the Issuer as would not cause the offering to exceed the Maximum Offering Size;

(ii) second, all Registrable Securities requested to be included in such registration by any Holders pursuant to 2.02 (allocated, if necessary for the offering not to exceed the Maximum Offering Size, pro rata among such Holders on the basis of the relative number of shares of Registrable Securities so requested to be included in such registration by each); and

(iii) third, all Registrable Securities requested to be included in such registration by any other selling stockholders (allocated, if necessary for the offering not to exceed the Maximum Offering Size, pro rata among such selling stockholders on the basis of the relative number of shares of Registrable Securities so requested to be included in such registration by each).

SECTION 2.03. Other Matters In Connection With Registrations. (a) Each Holder shall keep the Issuer informed promptly of (x) the name, address and other contact information of such Holder, (y) the number of Registrable Securities held from time-to-time by such Holder and (z) each sale, transfer or other disposition of Registrable Securities (including the number of shares sold) by such Holder.

(b) In the event of any Public Offering (other than pursuant to Section 2.01(e)) as provided for in Section 2.01, Holders owning a majority of the Registrable Securities proposed to be sold therein shall have the right to designate an underwriter or underwriters from the list of underwriters attached as Schedule I hereto, or who shall otherwise be agreed to by such Holders and the Issuer, as the lead or managing underwriter or underwriters of such offering. Such Holders shall have the exclusive right to appoint other members of the underwriting syndicate.

SECTION 2.04. Certain Delay Rights.

(a) Notwithstanding any other provision of this Agreement to the contrary, if at any time the Issuer provides written notice to each Holder that in the Issuer’s good faith and reasonable judgment it would be materially disadvantageous to the Issuer (because the sale of Registrable Securities covered by such registration statement or the disclosure of information therein or in any related prospectus or prospectus supplement would materially interfere with any acquisition, financing or other material event or transaction in connection with which a registration of securities under the 1933 Act for the account of the Issuer is then intended or the public disclosure of which at the time would be materially prejudicial to the Issuer or because the Issuer shall have determined in good faith that the Issuer possesses material non-public information about the Issuer which information the Issuer has reasonably determined in good faith cannot or should not be disclosed without materially adversely affecting the Issuer) (a “Disadvantageous Condition”) for a Registration Statement to be filed and become effective, and setting forth the general reasons for such judgment, the Issuer shall be entitled not to file any such registration statement, until such Disadvantageous Condition no longer exists (notice of which the Issuer shall promptly deliver to each Holder). Notwithstanding anything else contained in this Agreement, neither the filing nor the effectiveness of any registration statement may be delayed as a result of a Disadvantageous Condition more than one time in any 360-day period, and such delay shall not be for more than 90 days. If Issuer shall delay the filing of a Registration Statement pursuant to this Section 2.04 (a “Disadvantageous Condition Delay”) during the Initial Period, then the Initial Period shall be extended by the number of days equal to the period of such Disadvantageous Condition Delay. Notwithstanding the foregoing, Issuer shall not be entitled to a Disadvantageous Condition Delay if a Market Interfering Delay shall have occurred within the preceding 12 months.

(b) Notwithstanding any other provision of this Agreement to the contrary and subject to Section 2.01(e), if the Issuer proposes to register any Issuer Securities under the 1933 Act (other than a registration on Form S-8, S-4 or S-3 (but only to the extent it relates to the resale of securities for any holder of Issuer Securities, other than the Holders), or any successor forms, relating to Common Stock issuable upon exercise of employee stock options or in connection with any employee benefit or similar plan of the Issuer or in connection with a direct or indirect acquisition by the Issuer of another Person), for its own account at any time following the Initial Period (including any extensions thereof), the Issuer may provide written notice to each Holder that in the Issuer’s good faith and reasonable judgment it would be materially disadvantageous to the Issuer (because the sale of Registrable Securities covered by such registration statement would materially interfere with the sale by Issuer of any Issuer Securities to be registered under the 1933 Act and sold for the account of the Issuer) (a “Market Interfering Condition”) for a registration statement to be filed and become effective, and setting forth the general reasons for such judgment, the Issuer shall be entitled not to file any such registration statement, until such Market Interfering Condition no longer exists (notice of which the Issuer shall promptly deliver to each Holder). Notwithstanding anything else contained in this Agreement, neither the filing nor the effectiveness of any registration statement may be delayed as a result of the Market Interfering Condition (a “Market Interfering Delay”) more than one time in any 360-day period, and such delay shall not be for more than 135 days.

SECTION 2.05. Expenses. Except as provided herein, the Issuer shall pay all Registration Expenses with respect to each registration hereunder. Notwithstanding the foregoing, each Holder shall be responsible for all underwriting discount and commissions, selling or placement agent or broker fees and commissions, and transfer taxes, if any, in connection with the sale of securities by such Holder.

SECTION 2.06. Registration and Qualification. If and whenever the Issuer is required to effect the registration of any Registrable Securities under the 1933 Act as provided in Section 2.01 or 2.02, the Issuer shall as promptly as practicable (but subject to the provisions of Section 2.01 and 2.02):

(a) prepare, file and cause to become effective a registration statement under the 1933 Act relating to the Registrable Securities to be offered in accordance with the intended method of disposition thereof;

(b) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective and to comply with the provisions of the 1933 Act with respect to the disposition of all Registrable Securities in the case of the Demand Registration, until the earlier of (A) such time as all Registrable Securities proposed to be sold therein have been disposed of in accordance with the intended methods of disposition set forth in such registration statement and (B) the expiration of 90 days after such registration statement becomes effective; provided, that such 90-day period shall be extended for such number of days that equals the number of days elapsing from (x) the date the written notice contemplated by paragraph (e) below is given by the Issuer to (y) the date on which the Issuer delivers to the Holders of Registrable Securities the supplement or amendment contemplated by paragraph (e) below;

(c) furnish to the Holders of Registrable Securities and to any underwriter of such Registrable Securities such number of conformed copies of such registration statement and of each such amendment and supplement thereto (in each case including all exhibits), such number of copies of the prospectus included in such registration statement (including each preliminary prospectus), in conformity with the requirements of the 1933 Act, and such documents incorporated by reference in such registration statement or prospectus, as the Holders of Registrable Securities or such underwriter may reasonably request;

(d) furnish to any underwriter of such Registrable Securities an opinion of counsel for the Issuer and a “cold comfort” letter signed by the independent public accountants who have audited the financial statements of the Issuer included in the applicable registration statement, in each such case covering substantially such matters with respect to such registration statement (and the prospectus included therein) and the related offering as are customarily covered in opinions of issuer’s counsel with respect thereto and in accountants’ letters delivered to underwriters in underwritten public offerings of securities and such other matters as such underwriters may reasonably request;

(e) promptly notify the Selling Holders in writing (i) at any time when a prospectus relating to a registration pursuant to Section 2.01 or 2.02 is required to be delivered under the 1933 Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) of any request by the Commission or any other regulatory body or other body having jurisdiction for any amendment of or supplement to any registration statement or other document relating to such offering, and in either such case, at the request of the Selling Holders prepare and furnish to the Selling Holders a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading;

(f) use its commercially reasonable efforts to list all such Registrable Securities covered by such registration on each securities exchange and automated inter-dealer quotation system on which the Common Stock is then listed;

(g) use commercially reasonable efforts to assist the Holders in the marketing of Common Stock in connection with any underwritten offerings hereunder (including having officers of the Issuer attend “road shows” and analyst or investor presentations scheduled in connection with such registration); and

(h) furnish for delivery in connection with the closing of any offering of Registrable Securities pursuant to a registration effected pursuant to Sections 2.01 or 2.02 unlegended certificates representing ownership of the Registrable Securities being sold in such denominations as shall be requested by the Selling Holders or the underwriters.

SECTION 2.07. Underwriting; Due Diligence. (a) If requested by the underwriters for any underwritten offering of Registrable Securities pursuant to a registration requested under this Article 2, the Issuer shall enter into an underwriting agreement with such underwriters for such offering, which agreement will contain such representations and warranties by the Issuer and such other terms and provisions as are customarily contained in underwriting agreements with respect to secondary distributions, including, without limitation, indemnification and contribution provisions substantially to the effect and to the extent provided in Section 2.08, and agreements as to the provision of opinions of counsel and accountants’ letters to the effect and to the extent provided in Section 2.06(d). Such underwriting agreement shall also contain such representations and warranties by such Selling Holders and such other terms and provisions as are customarily contained in underwriting agreements with respect to secondary distributions, including, without limitation, indemnification and contribution provisions substantially to the effect and to the extent provided in Section 2.08.

(b) In connection with the preparation and filing of each registration statement registering Registrable Securities under the 1933 Act pursuant to this Article 2, the Issuer shall give the Holders of such Registrable Securities and the underwriters, if any, and their respective counsel and accountants (the identity and number of whom shall be reasonably acceptable to the Issuer), such reasonable and customary access to its books, records and properties and such opportunities to discuss the business and affairs of the Issuer with its officers and the independent public accountants who have certified the financial statements of the Issuer as shall be necessary, in the opinion of such Holders and such underwriters or their respective counsel, to conduct a reasonable investigation within the meaning of the 1933 Act; provided that the foregoing shall not require the Issuer to provide access to (or copies of) any competitively sensitive information relating to the Issuer or its subsidiaries or their respective businesses; provided further that the Holders and the underwriters and their respective counsel and accountants shall use their commercially reasonable efforts to minimize the disruption to the Issuer’s business and coordinate any such investigation of the books, records and properties of the Issuer and any such discussions with the Issuer’s officers and accountants so that all such investigations occur at the same time and all such discussions occur at the same time.

SECTION 2.08. Indemnification and Contribution. (a) The Issuer agrees to indemnify and hold harmless each Selling Holder and each person, if any, who controls each Selling Holder within the meaning of either Section 15 of the 1933 Act or Section 20 of the 1934 Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) insofar as such losses, claims, damages or liabilities are caused by any untrue statement or alleged untrue statement of a material fact contained in any registration statement or any amendment thereof, any preliminary prospectus or prospectus (as amended or supplemented if the Issuer shall have furnished any amendments or supplements thereto) relating to the Registrable Securities, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information furnished to the Issuer in writing by a Selling Holder expressly for use therein. The Issuer also agrees to indemnify any underwriter of the Registrable Securities so offered and each person, if any, who controls such underwriter on substantially the same basis as that of the indemnification by the Issuer of the Selling Holder provided in this Section 2.08(a).

(b) Each Selling Holder agrees to indemnify and hold harmless the Issuer, its directors, the officers who sign any registration statement and each person, if any who controls the Issuer within the meaning of either Section 15 of the 1933 Act or Section 20 of the 1934 Act, from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) insofar as such losses, claims, damages or liabilities are caused by any untrue statement or alleged untrue statement of a material fact contained in any registration statement or any amendment thereof, any preliminary prospectus or prospectus (as amended or supplemented if the Issuer shall have furnished any amendments or supplements thereto) relating to the Registrable Securities, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, but only insofar as such information is furnished in writing by a Selling Holder (or any representative thereof) expressly for use in a registration statement, any preliminary prospectus, prospectus or any amendments or supplements thereto. Each Selling Holder also agrees to indemnify any underwriter of the Registrable Securities so offered and each person, if any, who controls such underwriter on substantially the same basis as that of the indemnification by such Selling Holder of the Issuer provided in this Section 2.08(b).

(c) Each party indemnified under paragraph (a) or (b) above shall, promptly after receipt of notice of a claim or action against such indemnified party in respect of which indemnity may be sought hereunder, notify the indemnifying party in writing of the claim or action; provided that the failure to notify the indemnifying party shall not relieve it from any liability that it may have to an indemnified party on account of the indemnity agreement contained in paragraph (a) or (b) above except to the extent that the indemnifying party was actually prejudiced by such failure, and in no event shall such failure relieve the indemnifying party from any other liability that it may have to such indemnified party. If any such claim or action shall be brought against an indemnified party, and it shall have notified the indemnifying party thereof, unless based on the written advice of counsel to such indemnified party a conflict of interest between such indemnified party and indemnifying parties may exist in respect of such claim, the indemnifying party shall be entitled to participate therein, and, to the extent that it wishes, jointly with any other similarly notified indemnifying party, to assume the defense thereof. After notice from the indemnifying party to the indemnified party of its election to assume the defense of such claim or action, the indemnifying party shall not be liable to the indemnified party under this Section 2.08 for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense thereof. Any indemnifying party against whom indemnity may be sought under this Section 2.08 shall not be liable to indemnify an indemnified party if such indemnified party settles such claim or action without the consent of the indemnifying party. The indemnifying party may not agree to any settlement of any such claim or action, other than solely for monetary damages for which the indemnifying party shall be responsible hereunder, as the result of which any remedy or relief shall be applied to or against the indemnified party, without the prior written consent of the indemnified party. In any action hereunder as to which the indemnifying party has assumed the defense thereof, the indemnified party shall continue to be entitled to participate in the defense thereof, with counsel of its own choice, but the indemnifying party shall not be obligated hereunder to reimburse the indemnified party for the costs thereof.

(d) If the indemnification provided for in this Section 2.08 shall for any reason be unavailable (other than in accordance with its terms) to an indemnified party in respect of any loss, liability, cost, claim or damage referred to therein, then each indemnifying party shall, in lieu of indemnifying such indemnified party, contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, cost, claim or damage (i) in such proportion as is appropriate to reflect the relative fault of the indemnifying party or parties on the one hand and of the indemnified party or parties on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative faults referred to in clause (i) above but also the relative benefits received by the Issuer on the one hand and the Selling Holders on the other hand from the offering of the Registrable Securities, as well as any other relevant equitable considerations. The relative benefits received by the Issuer on the one hand and the Selling Holders on the other hand in connection with the offering of the Registrable Securities shall be deemed to be in the same respective proportions as the net proceeds from the offering of the Registrable Securities (before deducting expenses) received by the Issuer and the Selling Holders, respectively, bear to the aggregate public offering price of the Registrable Securities. The relative fault of the Issuer on the one hand and the Selling Holders on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Issuer or a Selling Holder and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by an indemnified party as a result of the loss, cost, claim, damage or liability, or action in respect thereof, referred to above in this paragraph (d) shall be deemed to include, for purposes of this paragraph (d), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. The Issuer and the Selling Holders agree that it would not be just and equitable if contribution pursuant to this Section 2.08 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in this paragraph. Notwithstanding any other provision of this Section 2.08, no Selling Holder shall be required to contribute any amount in excess of the amount by which the total price at which the Registrable Securities of such Selling Holder were offered to the public exceeds the amount of any damages which such Selling Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(e) The obligations of the parties under this Section 2.08 shall be in addition to any liability which any party may otherwise have to any other party.

SECTION 2.09. Corporate Transactions. The Issuer shall not enter into or effect any reclassification, share combination, share subdivision, share dividend, share exchange, merger, consolidation or similar corporate transaction in which Registrable Securities shall be changed, converted or exchanged into other securities unless the Person issuing such other securities agrees to provide registration rights to the Holders on terms no less favorable than those provided for in this Agreement.

SECTION 2.10. Holdback Agreement. If the Demand Registration pursuant to this Article 2 shall be in connection with an underwritten public offering of Registrable Securities, the Company and each Selling Holder agrees not to effect any sale or distribution, including any sale under Rule 144, of any equity security of the Issuer (otherwise than through the registered public offering then being made), within 7 days prior to or 60 days (or such lesser period as the lead or managing underwriters may permit) after the effective date of the applicable registration statement.

SECTION 2.11. Termination of Registration Rights. No holder shall be entitled to exercise any right provided for in this Article 2 after three (3) years following the Closing Date (the “Exercise Period”); provided that the Exercise Period shall be extended by the number of days equal to any Disadvantageous Condition Delay or Market Interfering Delay exercised by the Issuer.

ARTICLE 3

MISCELLANEOUS

SECTION 3.01. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

SECTION 3.02. Amendments, Waivers, Etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by the Issuer and Holders representing a majority of the Registrable Securities then held by all Holders.

SECTION 3.03. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if given) by hand delivery or telecopy, or by any courier service, such as Federal Express, providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the address or telecopy number set forth on the signature pages hereto (unless such contact information in the case of the Holders is updated pursuant to Section 2.03(a)).

SECTION 3.04. Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

SECTION 3.05. No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

SECTION 3.06. No Third Party Beneficiaries. This Agreement is not intended to be for the benefit of, and shall not be enforceable by, any Person who or which is not a party hereto, other than a person who is or becomes a Holder as provided herein.

SECTION 3.07. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Delaware without reference to such state’s principles of conflicts of law. Each of the parties hereto irrevocably consents to the exclusive jurisdiction of any court located within the State of Delaware, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process. THE PARTIES HERETO IRREVOCABLY WAIVE THE RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY ACTIONS, SUITS OR PROCEEDINGS ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER OR THE TRANSACTIONS CONTEMPLATED HEREBY.

SECTION 3.08. Descriptive Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

SECTION 3.09. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same Agreement.

IN WITNESS WHEREOF, the Issuer and the Holder have caused this Agreement to be duly executed as of the day and year first above written.

CREDENCE SYSTEMS CORPORATION

By:	/s/ Graham J. Siddall

Name: Graham J. Siddall Title: Chairman and Chief Executive Officer

Holder

NPTEST HOLDING, LLC

By:	Francisco Partners GP, LLC as Managing Member

By:	/s/ Dipanjan Deb

Name: Dipanjan Deb Title: Managing Director Address: Francisco Partners 2882 Sand Hill Road, Suite 280 Menlo Park, CA 94025

SCHEDULE I

List of Potential Underwriters

Citigroup

Goldman Sachs

SG Cowen

Adams Harkness

Credit Suisse First Boston

Lehman Brothers

UBS Warburg

JPMorgan

Merrill Lynch

Banc of America

ANNEX E

OPINION OF UBS SECURITIES LLC

February 21, 2004

The Board of Directors

Credence Systems Corporation

1421 California Circle

Milpitas, California 95035

Members of the Board:

We understand that Credence Systems Corporation, a Delaware corporation (“Credence” or the “Company”), is considering a transaction whereby the Company will acquire NPTest Holding Corporation, a Delaware corporation (“NPTest” or the “Target”), through the merger of the Target with and into Cataline Corporation, a Delaware corporation and a wholly-owned subsidiary of the Company (“Merger Sub”) (the “Transaction”). Pursuant to the terms of a draft Agreement and Plan of Reorganization (the “Merger Agreement”), all of the issued and outstanding shares of common stock, par value of $0.001 per share, of the Target (“Target Common Stock”), excluding all issued and outstanding options, warrants or other stock issuance agreements, will be converted into the right to receive consideration as follows (each, the “Per Share Consideration” and, in the aggregate, the “Consideration”):

(i) for each share of Target Common Stock owned by any person other than NPTest Holding, LLC, a Delaware limited liability company (“NPTest Holding”), (x) 0.800 shares of common stock, par value of $0.001 per share, of the Company (“Company Common Stock”) and (y) cash of $5.75; and

(ii) for each share of Target Common Stock owned by NPTest Holding (x) 0.008 shares of non-voting convertible stock, par value $0.001, of the Company (“Company Non-Voting Convertible Stock”), each share of which upon certain events is convertible into 100 shares of Company Common Stock and (y) cash of $5.75.

All issued and outstanding options to purchase Target Common Stock will be assumed by the Company and converted into the right to purchase shares of Company Common Stock in accordance with the Merger Agreement. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have requested our opinion as to the fairness from a financial point of view to the Company of the Consideration to be paid by the Company to the holders of Target Common Stock in the Transaction.

UBS Securities LLC (“UBS”) has acted as financial advisor to the Company and board of directors of the Company in connection with the Transaction and will receive a fee for its services. UBS will also receive a fee upon delivery of this opinion. In the ordinary course of business, UBS, its successors and affiliates have traded and may trade securities of the Company and the Target for their own accounts and the accounts of their customers, and accordingly, may at any time hold a long or short position in such securities.

Our opinion does not address the Company’s underlying business decision to effect the Transaction or constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms of the Merger Agreement or the form of the Transaction. We express no opinion as to what the value of Company Common Stock or Company Non-Voting Convertible Stock will be when issued pursuant to the Merger Agreement or the prices at which either will trade in the future. In rendering this opinion, we have assumed, with your consent, that the final executed form of the Merger Agreement does not differ in any material respect from the draft that we have examined and that the Company, Merger Sub and the Target will comply with all the material terms of the Merger Agreement.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and historical financial information relating to the Company and the Target, (ii) reviewed the reported prices and

E-1

trading activity for Company Common Stock and Target Common Stock, (iii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company, including estimates and financial forecasts prepared by management of the Company, that were provided to us by the Company and not publicly available, (iv) reviewed certain internal financial information and other data relating to the business and financial prospects of the Target, including estimates and financial forecasts prepared by the management of the Target and not publicly available, (v) conducted discussions with members of the senior management of the Company and the senior management of the Target concerning the businesses and financial prospects of the Company and the Target, (vi) reviewed publicly available financial and stock market data with respect to certain other companies in lines of business we believe to be generally comparable to those of the Target, (vii) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions which we believe to be generally relevant, (viii) considered certain pro forma effects of the Transaction on the Company’s financial statements and reviewed certain estimates of synergies prepared by the management of the Company and the Target, (ix) reviewed a draft of the Merger Agreement, dated February 21, 2004, and (x) conducted such other financial studies, analyses, and investigations, and considered such other information as we deemed necessary or appropriate.

In connection with our review, at your direction, we have not assumed any responsibility for independent verification for any of the information reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or the Target, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates, pro forma effects and calculations of synergies referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company and the Target as to the future performance of their respective companies. In addition, we have assumed, at your direction, that the future financial results (including estimated synergies) referred to above will be achieved at the times and in the amounts projected by management of the Company and the Target. We have further assumed, with your consent, that following the Transaction the Company will have an obligation to make payments to a third party pursuant to that certain Stock Purchase and Sale Agreement dated June 24, 2003 and that the Company currently intends to make such payments in the form of shares of Company Common Stock not to exceed approximately two million shares. We have also assumed, with your consent, that the stock portion of the Consideration will qualify as a tax-free reorganization for U.S. federal income tax purposes. We have also assumed that all governmental, regulatory, shareholder and other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on the Company, the Target or the Transaction. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that although subsequent developments may affect our opinion, we do not have any obligation to update, revise or reaffirm our opinion and we expressly disclaim any responsibility to do so.

Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the Consideration to be paid by the Company to the holders of Target Common Stock in the Transaction is fair, from a financial point of view, to the Company.

Very truly yours,

UBS SECURITIES LLC

E-2

ANNEX F

OPINION OF CITIGROUP

February 20, 2004

The Board of Directors

NPTest Holding Corporation

150 Baytech Drive

San Jose, CA 95134

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of NPTest Holding Corporation (the “Company”) of the Merger Consideration (defined below) to be received by such holders pursuant to the terms and subject to the conditions set forth in an Agreement and Plan of Merger (the “Merger Agreement”) to be entered into among Credence Systems Corporation (“Parent”), the Company and Cataline Corporation (“Merger Sub”). As more fully described in the Merger Agreement, (i) the Company will be merged with and into Merger Sub (the “Merger”) and (ii) each outstanding share of the common stock, par value $0.001 per share, of the Company (“Company Common Stock”), other than all shares of Company Common Stock (defined below) that are owned by the Company as treasury stock and each share of Company Common Stock owned by Parent or any of Parent’s or the Company’s direct or indirect wholly-owned subsidiaries, will be converted into the right to receive consideration equal to (x) 0.800 shares (the “Stock Consideration”) of common stock, par value $0.001 per share, of Parent (“Parent Common Stock”) and (y) $5.75 per share in cash (the “Cash Consideration” and together with the Stock Consideration, the “Merger Consideration”).

In arriving at our opinion, we reviewed an execution form of the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of the Company and certain senior officers and other representatives and advisors of Parent concerning the business, operations and prospects of the Company and Parent. We examined certain publicly available business and financial information relating to the Company and Parent as well as certain financial forecasts and other information and data relating to the Company and Parent which were provided to or otherwise reviewed by or discussed with us by the respective managements of the Company and Parent. We reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of the Company Common Stock and Parent Common Stock; the historical and projected earnings and other operating data of the Company and Parent; and the capitalization and financial condition of the Company and Parent. We considered, to the extent publicly available, the financial terms of certain other transactions effected which we considered relevant in evaluating the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of the Company and Parent. We also evaluated certain pro forma financial effects of the Merger on Parent. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us. With respect to financial forecasts and other information and data relating to the Company and Parent provided to or otherwise reviewed by or discussed with us, we have been advised by the respective managements of the Company and Parent that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of the Company and Parent as to the future financial performance of the Company and Parent. We have assumed, with your consent, that the Merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or Parent or the

F-1

contemplated benefits of the Merger. Representatives of the Company have advised us, and we further have assumed, that the final terms of the Merger Agreement will not vary materially from those set forth in the draft reviewed by us. We have also assumed, with your consent, that the Merger will be treated as a tax-free reorganization for federal income tax purposes. Our opinion, as set forth herein, is limited to the fairness, from a financial point of view, of the consideration to be received by the holders of Company Common Stock in the proposed Merger and we express no opinion as to the underlying decision by the Company to engage in the Merger. We are not expressing any opinion as to what the value of the Parent Common Stock actually will be when issued pursuant to the Merger or the price at which the Parent Common Stock will trade at any time. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Parent nor have we made any physical inspection of the properties or assets of the Company or Parent. We were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or a part of the Company, nor were we requested to consider, and our opinion does not address, the relative merits of the Merger as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof.

Citigroup Global Markets Inc. has acted as financial advisor to the Company in connection with the proposed Merger and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Merger. We also will receive a fee in connection with the delivery of this opinion. We and our affiliates in the past have provided, and currently provide, services to the Company and Parent unrelated to the proposed Merger, for which services we and such affiliates have received and expect to receive compensation. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of the Company and Parent for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with the Company, Parent and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the board of directors of the Company in its evaluation of the proposed Merger, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed Merger.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock (other than Parent and its affiliates).

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

F-2

ANNEX G

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

262 APPRAISAL RIGHTS.—(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Section 252, Section 254, Section 257, Section 258, Section 263 or Section 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

DETACH HERE IF YOU ARE RETURNING YOUR PROXY CARD BY MAIL

PROXY

CREDENCE SYSTEMS CORPORATION

Special Meeting of the Stockholders to be held on May 27, 2004

This Proxy is solicited on behalf of the Board of Directors of

Credence Systems Corporation

The undersigned revokes all previous proxies, acknowledges receipt of the Notice of Special Meeting of Stockholders to be held on May 27, 2004, and the Joint Proxy Statement/Prospectus and appoints Graham J. Siddall and John R. Detwiler and each of them, the Proxy of the undersigned with full power of substitution, to vote all shares of Common Stock of Credence Systems Corporation (the “Company’”) which the undersigned is entitled to vote, either on his or her own behalf or on behalf of any entity or entities, at the Special Meeting of Stockholders of the Company to be held at the Company’s headquarters at 1421 California Circle, California 95035, on May 27, 2004 at 10:00 a.m. local time (the “Special Meeting”), and at any adjournment or postponement thereof, with the same force and effect as the undersigned might or could do if personally present thereat. The shares represented by this Proxy shall be voted in the manner set forth on the reverse side.

SEE	CONTINUED AND TO BE SIGNED ON REVERSE SIDE	SEE
REVERSE		REVERSE
SIDE		SIDE

CREDENCE SYSTEMS CORPORATION

C/O EQUISERVE TRUST COMPANY N.A.

P.O. BOX 8694

EDISON, NJ 08818-8694

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1.    To approve the issuance of securities of the Company pursuant to the Agreement and Plan of Reorganization dated as of February 22, 2004, by and among the Company, Cataline Corporation and NPTest Holding Corporation.

        ☐ FOR             ☐ AGAINST             ☐ ABSTAIN

2.    To vote, in their discretion, upon any other business that may properly come before the Special Meeting or any adjournment or postponement thereof. Except with respect to procedural matters incident to the conduct of the Special Meeting, management of Credence is not aware of any other matters that should come before the Special Meeting.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE STOCKHOLDER. IF NO DIRECTION IS OTHERWISE MADE, THIS PROXY WILL BE VOTED FOR PROPOSAL 1 AT THE DISCRETION OF THE PROXIES. THIS PROXY MAY BE REVOKED AT ANY TIME BEFORE IT IS VOTED BY DELIVERING TO THE SECRETARY OF THE COMPANY EITHER A WRITTEN REVOCATION OF THE PROXY OR A DULY EXECUTED PROXY BEARING A LATER DATE, OR BY APPEARING AT THE SPECIAL MEETING AND VOTING IN PERSON.

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